UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from [—Date—] to [—Date—]

Commission File Number: 001-40578

AGRIFORCE GROWING SYSTEMS LTD.
(Exact name of registrant as specified in its charter)

British Columbia	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
800 – 525 West 8th Avenue **Vancouver, BC, Canada**	**V5Z 1C6**
(Address of principal executive offices)	(Zip Code)

(604) 757-0952

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	AGRI	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The text associated with those checkboxes is as follows: If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2024 was approximately $7,455,166. Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not a determination for other purposes.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of April 7, 2025, the registrant has 1,740,064 shares of common stock, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

Table of Contents

	PART I	
Item 1.	Business	4
Item 1A.	Risk Factors	17
Item 1B.	Unresolved Staff Comments	38
Item 1C	Cybersecurity	38
Item 2.	Properties	38
Item 3.	Legal Proceedings	38
Item 4.	Mine Safety Disclosures	38
	PART II	
Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	39
Item 6.	Selected Financial Data	41
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	45
Item 8.	Financial Statements and Supplementary Data	F-1
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	46
Item 9A.	Controls and Procedures	46
Item 9B.	Other Information	46
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	47
Item 11.	Executive Compensation	52
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	53
Item 13.	Certain Relationships and Related Transactions, and Director Independence	53
Item 14.	Principal Accounting Fees and Services	54
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	55

Cautionary Note Regarding Forward-Looking Information

This report on Form 10-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements represent our expectations, beliefs, intentions or strategies concerning future events, including, but not limited to, any statements regarding our assumptions about financial performance; the continuation of historical trends; the sufficiency of our cash balances for future liquidity and capital resource needs; the expected impact of changes in accounting policies on our results of operations, financial condition or cash flows; anticipated problems and our plans for future operations; and the economy in general or the future of the agriculture technology industry, all of which were subject to various risks and uncertainties.

When used in this Report on Form 10- K and other reports, statements, and information we have filed with the Securities and Exchange Commission ("Commission" or "SEC"), in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer, the words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions and variations thereof are intended to identify such forward-looking statements. However, any statements contained in this Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors.

We do not assume the obligation to update any forward-looking statement. You should carefully evaluate such statements in light of factors described in this annual report. In this Form 10-K, AgriFORCE Growing Systems Ltd. ("AgriFORCE™" or the "Company") has identified important factors that could cause actual results to differ from expected or historic results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete list of all potential risks or uncertainties.

PART I

Item 1. Business

Overview

AgriFORCE™ was incorporated as a private company by Articles of Incorporation issued pursuant to the provisions of the Business Corporations Act (British Columbia) on December 22, 2017. The Company's registered and records office address is at 800 – 525 West 8th Avenue, Vancouver, BC, Canada, V5Z 1C6.

Our Business

AgriFORCE™ started as an "Ag-Tech" company with a primary focus to developing and utilizing our intellectual property assets for improvements dedicated to the agricultural industry.

Most recently, the Company has entered into the sustainable Bitcoin mining industry and has completed two acquisitions since late November 2024 pursuant to which the Company now owns and operates three Bitcoin mining facilities, one in Alberta, Canada and two in Ohio, for a total of 1120 BITMAIN Antminer S19j units.

Our AgriFORCE™ Brands division is focused on the development and commercialization of plant-based ingredients and products that deliver more nutritious food. We will market and commercialize ingredient supplies, like our Awakened Flour™ and Awakened Grains ™.

The AgriFORCE™ Solutions division is dedicated to transforming modern agriculture through our controlled environment agriculture ("CEA") equipment, including our FORCEGH+™" solution. We are continuing to modify our business plan to accommodate artificial intelligence and blockchain in the development and implementation of FinTech systems to commercial farmers, and advancing on the commercialization of our Hydroxyl clean room systems to greatly reduce the spread of pathogens, mold and disease at processing facilities worldwide.

The Company is an innovative sustainable technology focused company that strives to innovate and deliver sustainable technology solutions across a wide array of verticals utilization of our proprietary intellectual property to businesses and enterprises through our AgriFORCE™ Solutions division ("Solutions") and deliver innovative flour products through our AgriFORCE™ Brands division ("Brands"). To this end, we announce the next phase of our transition, highlighted by the intended integration of Bitcoin mining solutions and the ancillary environmental and power-generation benefits that result from engaging in that business. We recognize the potential of Bitcoin and other digital currencies in facilitating sustainable financial transactions and intend to utilize 10-20% of our future capital raised to purchase and hold Bitcoin. In the third quarter of 2024, the Company bought the assets of the Radical Clean Solutions ("RCS") business for which it had bought an exclusive license to the agricultural industry in 2023. During 2023, the Company launched its UN(THINK) Awakened Flour™, which is a nutritious flour that we believe provides health advantages over traditional flour.

While Solutions' legacy focus was to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment ("FORCEGH+™"). it has changed its focus to broaden the use of its proprietary intellectual property across multiple industries. For instance, the Company through its RCS purchase is not able to utilize that technology to deliver solutions across multiple industries, including not only agriculture, but other industries including hospitality, commercial applications, education institutions, residential real estate and transportation.

Brands is focused on the development and commercialization of plant-based ingredients and products that deliver healthier and more nutritious solutions. We strive to market and commercialize both branded consumer product offerings and ingredient supply.

AgriFORCE™ Brands

UN(THINK)™ Foods

The Company purchased Intellectual Property ("IP") from Manna Nutritional Group, LLC ("Manna"), a privately held firm based in Boise, Idaho on September 10, 2021. The IP encompasses a granted patent to naturally process and convert grain, pulses and root vegetables, resulting in low-starch, low-sugar, high-protein, fiber-rich baking flour as well as produces a natural sweetener juice. The core process is covered under Patent Nr. 11,540,538 in the U.S. and key international markets. The all-natural process is designed to unlock nutritional properties, flavors, and other qualities in a range of modern, ancient and heritage grains, pulses and root vegetables to create specialized all-natural baking and all-purpose flours, sweeteners, juices, naturally sweet cereals and other valuation products, providing numerous opportunities for dietary nutritional, performance and culinary applications.

During the year ended December 31, 2024, the Company has achieved milestones towards the commercialization of our UN(THINK) Awakened Flour™ flour, the Company's first line of products to utilize the IP. Management has defined and tested its quality controls and safety protocols for production, and produced several multi-ton batches of germinated grains, refining and scaling production processes with our partners in Canada. We are also in the process of qualifying partners in the US to establish additional production hubs – at no additional CAPEX - which will support growth and reduce logistics costs for customers in the region. Additionally, we have established our supply chain logistics with a contracted shipping company and two warehouses in Canada and the US. Our commercial team made progress in defining pricing and is starting to approach US and Canadian Bakeries and Baked Goods Companies who are now testing our new flours for integration into their manufacturing operations and innovation pipeline. Online sales logistics and advertising materials were developed during the period to support the establishment of the direct-to-consumer sales channel which will be started once the Business to Business channel sales ramp up. Lastly, the Company has developed an extensive number of recipes for the application of Awakened Flour™ product line for both customers and consumers.

The Company is developing several finished product prototypes including a line of pancake mixes, which are ready for consumer testing.

Wheat and Flour Market

Modern diet is believed to be a contributor to health risks such as heart disease, cancer, diabetes and obesity, due in part to the consumption of highly processed foods that are low in natural fiber, protein and nutrition; and extremely high in simple starch, sugar and calories. These "empty carbs" produce glycemic swings that may cause overeating by triggering cravings for food high in sugar, salt and starch. As an example, conventional baking flour is low in natural fiber (~ 2-3%), low-to-average in protein (~ 9%), and very high in starch (~ 75%)(4). Apart from dietary fiber, whole flour is only marginally better in terms of these macronutrients (5).

(4) Based on protein, fiber, and starch content results from a nationally certified independent laboratory, as compared to standard all-purpose flour.
(5) https://www.soupersage.com/compare-nutrition/flour-vs-whole-wheat-flour

In contrast, foods high in fiber help to satiate hunger, suppress cravings and raise metabolism[6]. They also assist in weight loss, lower cholesterol, and may reduce the risk of cancer, heart disease and diabetes[7].

Advantages of the UN(THINK)™ Foods IP

Our Controlled Enzymatic Reaction & Endothermic Saccharification with Managed Natural Germination ("CERES-MNG") patented process allows for the development and manufacturing of all-natural flours that are significantly higher in fibers, nutrients and proteins and significantly lower in carbohydrates and calories than standard baking flour.

CERES-MNG baking flour produced from soft white wheat has 40 times more fiber, three (3) times more protein and 75% less net carbohydrates than regular all- purpose flour[8].


All purpose flour
FIBER
PROTEIN
STARCH
OTHER
1%
8%
19%
Weight: 152 gr. Per cup
72%
MNG soft white
wheat specialty flour
FIBER
PROTEIN
STARCH
OTHER
23%
46%
8%
23%

Source: Independent analysis by Eurofins Food Chemistry Testing Madison, Inc, February 2022

The CERES-MNG patent will help develop new flours and products from modern, ancient and heritage grains, seeds, legumes and tubers/root vegetables.

(6) https://my.clevelandclinic.org/health/articles/14400-improving-your-health-with-fiber
(7) https://www.health.harvard.edu/blog/fiber-full-eating-for-better-health-and-lower-cholesterol-2019062416819
(8) Based on protein, fiber, and starch content results from a nationally certified independent laboratory, as compared to standard all-purpose flour.

Products that AgriFORCE™ intends to develop for commercialization from the CERES-MNG patented process under the UN(THINK)™ foods brand:

- High protein, high fiber, low carb modern, heritage and ancient grain flours (for use in breads, baked goods, doughs, pastry, snacks, and pasta)
- Protein flours and protein additives
- High protein, high fiber, low carb cereals and snacks
- High protein, high fiber, low carb oat based dairy alternatives
- Better tasting, cleaner label, high protein, high fiber, low carb nutrition bars
- High protein, high fiber, low carb nutrition juices
- Sweeteners – liquid and granulated
- High protein, high fiber, low carb pet foods and snacks

We intend to commercialize these products behind three (2) main sales channels:

- Branded ingredients (B2B)
- Consumer branded products (B2B and B2C)

Successful commercialization of premium specialized products from the UN(THINK)™ foods IP and the capture of a small percentage share of the category is a notable business opportunity for AgriFORCE™.

	Breads & Bakery (2)	Whole Wheat Flours (1)	Pulse Flours (3)	Dairy Alternatives	Cereal Bars (4)	Total
Global market size of target categories	$ 235B	$ 72B	$ 19B	$ 23B	$ 23B	
Potential market share	0.1%	0.2%	1%	0.01%	0.01%	
AgriFORCE™ potential net revenues	**$ 200M**	**$ 140M**	**$ 190M**	**$ 20M**	**$ 20M**	$ 560M

Sources: Future Market Insights Reports, June 2022 (2), October 2022 (1), January 2023 (3) and October 2022 (4),.

To produce the UN(THINK)™ power wheat flour, we are using our patented process to develop a new germinated whole grain wheat flour, which we have qualified and made available for sale through November 2023 in Canada and the USA, under the UN(THINK)™ Awakened Flour™ brand. This new Awakened Grains™ flour – available in 3 types: hard white wheat and hard red wheat for breads and soft white wheat for bakery and pastries – will provide enhanced nutrition with over five times more fiber, up to two times more protein and 23% less net carbs versus conventional all-purpose flour (source: Eurofins Food Chemistry Madison, Inc, December 2022).

GROWTH PLAN

AgriFORCE™'s organic growth plan is to actively establish and deploy the commercialization of products in four distinct phases:

PHASE 1 (COMPLETED):

- Product and process testing and validation. (*completed*)
- Filing of US and international patents. (*completed*)
- Creation of the UN(THINK)™ foods brand. (*completed*)
- Qualification and operational and commercial set up of the Awakened Grains™ line of products. (*completed*)

PHASE 2:

- Launch of the UN(THINK)™ Awakened Flour™ lightly germinated flour range of products in business to business ("B2B") channel. (*completed)*
- Develop range of finished products behind the wheat grain flours, qualify patented process for pulse/legume, and rice-based protein flours.
- Drive business as ingredients for bakery, snack and plant-based protein products manufacturers.
- Develop relationships with universities, nonprofit organizations and civic organizations focused on health in underserved communities to research impact of patented flour on nutrition.

PHASE 3:

- Develop range of finished products behind the wheat grain flours, qualify patented process for pulse/legume, and rice-based protein flours.
- Drive business as ingredients for bakery, snack and plant-based protein products manufacturers.
- Develop manufacturing base through partnerships and licensing.

PHASE 4:

- Expand product range in US/Canada.
- Expand business to other geographies internationally.

AgriFORCE Solutions

Understanding Our Approach –Bringing Cutting Edge Technology to Enhance and Modernize Agriculture

Traditional farming includes three fundamental approaches: outdoor, greenhouse and indoor. We are taking modern technologies such as artificial intelligence ("AI") and blockchain–based advances to bring what is traditionally a low technology industry into the 21st century. This approach means that we are able to reach into areas not readily available to agricultural businesses in the past, such as advanced Fintech to enhance financing capabilities for these businesses and more readily provide advanced intelligence for farmers. These technologies can also be applied to worldwide sourcing and matching food producers to consumers in an efficient manner.

Our intellectual property combines a patented uniquely engineered facility design and automated growing system to solve excessive water loss and high energy consumption, two problems plaguing nearly all controlled environment agriculture systems. FORCEGH+ delivers a patented clean, sealed, self-contained micro-environment that maximizes natural sunlight and offers supplemental LED lighting. It limits human intervention and is designed to provide superior quality control through AI optical technology. It was also created to drastically reduce environmental impact, substantially decrease utility demands, conserving water, while delivering customers daily harvests and higher crop yields.

The Ag-Tech sector is severely underserved by the capital markets, and we see an opportunity to acquire global companies who have provided solutions to the industry and are leading innovation moving forward. The robustness of our engagement with potential targets has confirmed our belief and desire to be part of a larger integrated Ag-Tech solutions provider, where each separate element of the business has its existing legacy business and can leverage across areas of expertise to expand their business footprint.

BUSINESS PLAN

The Company will launch a full line up of Hydroxyl Devices and start commercializing the Hydroxyl Devises into international markets including the US market of CEA and Food Manufacturing. The Company will identify and establish exclusive distribution agreement for the EMEA region as well Expand Distribution Network into Latin America and Asia. The Company will also advance on the commercialization of our Hydroxyl clean room systems to greatly reduce the spread of pathogens, mold and disease at processing facilities worldwide.

The Company is exploring opportunities to utilize its patented FORCEGH+™ structure and its related technologies in joint ventures and licensing. The Company is also studying the utilization of FORCEGH+ technologies in arctic, tropical and desert environments. The Company intends to continue development of and license of its technology to existing farmers in the plant based pharmaceutical, nutraceutical, and high value crop markets using its unique patented facility design and hydroponics based automated growing system that enable farmers to effectively grow crops in a sealed controlled environment ("FORCEGH+™").

The Company also looks to expand its efforts into development of blockchain solutions and the implementation of these solutions into FinTech systems to allow quicker and less costly transactions between commercial farmers.

The Company is exploring opportunities to utilize its patented FORCEGH+™ structure and its related technologies in joint ventures and licensing. The Company is also studying the utilization of FORCEGH+ technologies in arctic, tropical and desert environments and artificial intelligence and blockchain in the development and implementation of FinTech systems to commercial farmers, and advancing on the commercialization of our Hydroxyl clean room systems to greatly reduce the spread of pathogens, mold and disease at processing facilities worldwide.

The Company is pursuing a strategic shift towards the advancement of sustainable technology initiatives through the acquisition of Bitcoin mining facilities. The Company plans to reduce the environmental impact of the Bitcoin mining facilities while simultaneously producing revenue from high yield agricultural operations. By utilizing an integrated and automated onsite carbon sequestering agricultural operation to reuse the waste energy from the natural gas generators used in the Bitcoin mining operation, the Company aims to reduce carbon emissions while also contributing to local food security and economic growth. In addition, the Company intends to generate immediate shareholder value through the generation of Bitcoins from the mining operation.

The AgriFORCE Clean Solutions

The Company's Solutions division is charged with the commercialization of our FORCEGH+ technology and our RCS clean room systems. The Company has also begun to advance its initiative to integrate blockchain in the development and implementation of FinTech systems for commercial farmers.

We own the Radical Clean Solutions, Inc. (“RCS”) technology to commercialize the proprietary hydroxyl generating devices of RCS for the CEA and food manufacturing industries. The RCS technology is a product line consisting of patent-pending “smart hydroxyl generation systems” focused on numerous industry verticals that is proven to eliminate 99.99+% of all major pathogens, virus, mold, volatile organic compounds (VOCs) and allergy triggers[8].

On October 1, 2023, the Company signed a definitive agreement to purchase a 14% ownership stake in RCS. On August 16, 2024, the Company completed the acquisition of 86% of the common shares of Radical Clean Solutions, Inc. (“RCS”), increasing its interest from 14% to 100%, and providing the Company control over RCS. RCS became a consolidated subsidiary of the Company on this date.

The Company generated its first revenue from the sale of RCS devices in late 2023. During 2023, the Company signed an exclusive distribution agreement with a leading distributor of air conditioning and heating solutions in Mexico for the representation and sale of the AgriFORCE/RCS hydroxyl generating devices for greenhouses and food manufacturing facilities for the territory of Mexico. The first products were delivered in October 2023 pursuant to purchase orders for the products. During 2024, the Company completed delivery of its second generation AgriFORCE/RCS hydroxyl generating devices to the Mexican market through its distribution agreement.

The Company will continue to expand sales into Mexico through its distributor, Commercializadora DESICO. Based on its sale into the poultry industry in Mexico, the Company is expanding its distribution of its Clean System solutions into other Latin American markets and the United States.

(8) BCI Labs, Gainesville Florida, February 2022; and various institutional studies.

BUSINESS PLAN

2024

- Continue introduction into the Mexico market with our exclusive distributor
- Identify and set up exclusive distribution agreements for the EMEA region
- Start commercializing the Hydroxyl Devices into the US market of CEA and Food Manufacturing
- Launch full line up of Hydroxyl Devices : in-Duct HVAC unit, Portable Industrial QuadPro Unit, Small Rooms Wall-Mount unit

2025

- Expand Distribution Network into Latin America, Europe and Asia.

Merger and Acquisition (“M&A”)

The Company plans to evaluate accretive M&A opportunities of an appropriate scale as it progresses with its ongoing business plans surrounding its already owned IP and improvements thereto. Any M&A propositions must be of a size and scale which works to complement the Company’s ongoing business in terms of allocation of resources.

The Company intends to focus any M&A activity on targets which are focused the bitcoin mining space. This refocused M&A strategy will ensure that proper personnel and economic resources are allocated to the Company’s ongoing businesses, while refocusing efforts on synergistic opportunities which work to enhance the Company’s existing assets.

As a result of this refocus of the M&A strategy, the following formerly considered acquisition opportunities are no longer being considered by the Company:

Sustainable Bitcoin Mining

As of the fourth quarter of 2024, the Company has entered into the sustainable Bitcoin mining industry and has completed two acquisitions since late November 2024 pursuant to which the Company now owns and operates three Bitcoin mining facilities, one in Alberta, Canada and two in Ohio, for a total of 1120 BITMAIN Antminer S19j units. The facility is powered by sustainable energy, advancing AgriFORCE’s mission to integrate innovative technologies that promote environmental stewardship while generating significant financial returns. The Company is proud to announce the launch of sustainable agricultural operations at its newly acquired Bitcoin mining facility in Sturgeon County, Alberta, Canada. By harnessing the excess heat and carbon emissions from Bitcoin mining, AgriFORCE is pioneering a novel approach to promote agricultural productivity while reducing environmental impact.

As we approach a key milestone in the progression of our growth strategy it is important to clarify how our adoption of an innovative combination of technologies will reduce the environmental impact of data centers while simultaneously producing revenue from high yield agricultural operations. Upon closing we intend to utilize our new data center to leverage energy generated from flare natural gas-powered operations to increase the environmental mitigation and revenue potential of our integrated cogeneration site. Located in Alberta, Canada, at the site of the intended acquisition, we will be testing an integrated and automated onsite carbon sequestering agricultural operation which will reuse the waste energy from the onsite natural gas generator. By adopting this integrated approach, we're able to reduce our carbon emissions while also contributing to local food security and economic growth.

While benefiting from Alberta's strong incentive programs, i.e., the Alberta Carbon Capture Incentive Program, the Company hopes to reuse waste resources to produce profit from cryptocurrency mining, Alberta carbon credits for carbon sequestration and methane reduction, and the sale of premium crops. Upon completion of the acquisition, the Company's process will capture natural gas flares to generate significant low-cost energy to operate the cryptocurrency mining rigs. The new facility, and any facilities that the Company may acquire moving forward, will capture and redirect heat from miners and the generator to warm an enclosure suitable for growing white-legged shrimp (Penaeus Vannamei), and controlled environment agriculture . The facility will then be utilized to produce a continuous supply of fresh shrimp, red seaweed and micro-greens for local markets and restaurants. Micro-greens are a fast-growing, nutrient-dense crop that requires relatively little space and water to produce commercial yields, while significantly reducing greenhouse gas emissions.

The facility, powered by an on-site generator, utilizing flared gas, integrates carbon capture and heat reuse technologies to support the cultivation of premium crops and aquaculture. Targeted products include white-legged shrimp, nutrient-dense micro-greens, and high-demand red seaweed—key contributors to food security and economic development in the region. These sustainable practices are designed to offset the greenhouse gas emissions associated with high-energy Bitcoin mining, demonstrating a model for future growth.

On November 28, 2024, AgriForce Growing Systems, Ltd. (the "Company") entered into an agreement with Rivogenix Energy Corp. to acquire and consummated the acquisition of various assets which comprise a bitcoin mining facility in Sturgeon County, Alberta, Canada. The assets were acquired for $1.5 million in cash from the Company's own available cashflow and are comprised of a data center and approximately 130 bitcoin miners.

On January 17, 2025, AgriForce Growing Systems, Ltd. (the "Company") purchased assets comprising a five MW Bitcoin mining facility (on two sites) in Columbiana County Ohio (the "Facility") from Bald Eagle County, LLC. The asset purchase price (including purchase of an option to purchase the Facility) was $4.55 million. The assets purchased consist of following assets, inter alia: Nine hundred (900) S-19 J Pro BITMAIN Antminers, transformers necessary to operate the Facility, five (5) custom 40 ft Crypto Canman housing containers including 5 power distribution boxes, one Caterpillar trailer mounted standby generator, one Doosan trailer mounted generator set, eight shipping containers and five 1 MW natural gas generator power plants. The Company also received assignment of power purchase agreements to purchase gas at $0.04 per kWh and access leases to the realty underlying the Facility.

This acquisition is a pivotal step in AgriFORCE's commitment to integrating sustainable energy solutions, advanced data operations, and innovative agricultural initiatives to create long-term value for shareholders.

Powered by 5 MW of natural gas energy, the facility is currently operational with over 900 bitcoin mining units and has the capacity to scale up to 1,200 units. Utilizing energy derived from flare natural gas, the facility not only generates consistent revenue but also minimizes its environmental footprint. Plans are in place to enhance operations by repurposing waste heat and implementing carbon capture technology, enabling diversified revenue streams through sustainable agricultural practices, such as premium crop cultivation and aquaculture systems.

Currently all mined assets are held and we have no intention to sell unless the Company requires the cash for maintaining operations. The Company is in the process of developing a written policy to govern the cold-storage and liquidation process for selling and borrowing using our bitcoin assets. As of now, the Company holds all of its bitcoin in a BitGo wallet. There is limited risk in volatility at present in bitcoin pricing due to our policy of holding bitcoin for the long term. We have not sold any Bitcoin as of the date of this filing.

We have an agreement with Bitgo to hold out Bitcoin in cold storage with instantaneous liquidity available. They will also act as our exchange.

Our miners have an average age of three years in all of our facilities. Statistics on our miners are as follows:

Efficiency: median: 99.86%; mean: 99.58%; range: 99.26 – 99.9%. Our average downtime for scheduled and nonscheduled is 24 hours in a month. This includes activities related to weather and optimization of the power units and miner boards.

Our weighted average of cost of Bitcoin mined is approximately $41,000. Our approximate inputs are as follows:

Alberta:

1 BTC at this site alone will take 112.4 days at an average operating cost of $712.50/day due to low capacity. So, before optimization, the cost for 1 BTC is approximately $56,000 at this site

Ohio:

The site has been running at 67PH/s at 2500kWh and $0.05/kWh generating approximately 0.03735 BTC/day.

We generate 1BTC every 26 days at this site at a cost of $1,350/day, so the Ohio cost is $35,100/BTC mined.

A weighted average of the two sites puts the total cost of approximately $41,000 per BTC mined. This number is approximated as the operation of these sites has only commenced within the last few months and may vary due to multiple factors including weather conditions, any unforeseen maintenance issues such as glycol buildup in generators and other potential major maintenance issues.

In February, the Company entered into an agreement to purchase 220 new BITMAIN Antminer S19kPro miners from a third-party supplier, with the understanding that the units were available at the point of manufacture in China. Payment in full was made in full. Following the purchase, the supplier experienced delays in securing the S19kPro units from the manufacturer. To mitigate the delay, the Company and the supplier agreed to apply the value of the 220 S19kPro miners toward an equivalent cost basis in newer-generation BITMAIN S21 XP miners. As a result, AGRI acquired 50 new S21 XP miners, each with a hashrate of 270 TH/s. These miners were released from Canadian Customs on Wednesday April 2, 2025. As of the date of this filing, the units are expected to be delivered to our EPCM contractor's facility in Grand Prairie, Alberta and then travel to the Sturgeon County, Alberta mining facility within the week. Installation and deployment will begin immediately upon arrival, with full operational status expected by Wednesday April 9, 2025. Subsequent infrastructure maintenance and minor upgrades have been completed. The 50 S21 XP miners are expected to contribute a combined hashrate of approximately 13.5 PH/s to our operations.

Financing Initiatives
In late January 2025, the Company also closed on the first tranche of an up to $50 million financing facility with institutional investors. The Company utilized a portion of the first $7 million tranche to pay for the acquisition of the assets. The Company is grateful to its investors for the confidence placed in its ability to execute its business plan with the closing of the third acquisition in six months, which as with the Redwater acquisition is providing immediately cash flow to the Company.

This acquisition has increased the Company's hashrate by over 600% and highlights the Company's strategic growth plan of stranded gas assets to be coupled with sustainable agricultural assets in the coming months. Ohio has positioned itself as a pioneer in blockchain and cryptocurrency innovation, driven by initiatives like the proposed Ohio Bitcoin Reserve Act (HB 703). This legislation, aimed at leveraging Bitcoin as a hedge against currency devaluation, underscores the state's commitment to financial and technological advancements. AgriFORCE's investment in the Columbiana County facility aligns with these efforts, cementing Ohio's reputation as a leader in clean energy integration and digital asset development.

Economic and Social Benefits
The facility's operations are expected to generate meaningful economic benefits for Ohio, including:

- Job Creation: The project will create new opportunities in advanced technology and sustainable agriculture, addressing workforce development needs in the region.

● Enhanced Food Security: By implementing agricultural practices that produce nutrient-rich crops, AgriFORCE will contribute to addressing food insecurity challenges in Ohio, where over 14% of households face such issues.

Corporate Structure

The Company currently has the following wholly-owned subsidiaries, which perform the following functions – AgriFORCE Investments and its subsidiary, Radical Technologies, Ltd. holds the Company's U.S. investments, West Pender Holdings retains real estate assets, West Pender Management is a management company, AGI IP holds the Company's intellectual property in the U.S., un(Think) Food Company will manufacture food products in the U.S. and un(Think) Food Company Canada Ltd. manufactures food products in Canada:

Name of Subsidiary	Jurisdiction of Incorporation	Date of Incorporation
AgriFORCE Investments Inc. (US)	Delaware	April 9, 2019
West Pender Holdings, Inc.	Delaware	September 1, 2018
AGI IP Co.	Nevada	March 5, 2020
West Pender Consulting Company	Nevada	July 9, 2019
un(Think) Food Company	Nevada	June 20, 2022
un(Think) Food Company Canada Ltd.	British Columbia	December 4, 2019
AgriFORCE Europe BV*	Belgium	March 29, 2023
AgriFORCE Belgium BV*	Belgium	March 29, 2023
GrowForce BV*	Belgium	June 19, 2023
AgriFORCE (Barbados) Ltd.*	Barbados	October 14, 2022
Radical Technologies, Ltd.	New York	November 25, 2024
AF Redwater, Inc.	Alberta	November 26, 2024

* Entities have been dissolved.

Summary Three Year History

From the date of Incorporation (December 22, 2017) to the date of this filing, the Company has largely been engaged in completion of its initial corporate organization, assembling its management team, completing the design and engineering of its IP and filing the appropriate intellectual property protection and taking the initial steps to implement its business plan through the commencement of initial operations. Significant milestones during the three-year period ended December 31, 2024 are as follows:

- On February 18, 2022, the Company signed a license agreement with Radical Clean Solutions Ltd ("Radical"), a New York corporation that has developed a patent pending product line consisting of smart hydroxyl generation systems to eliminate 99.99+% of all pathogens, virus, mold, volatile organic compounds and allergy triggers, to commercialize the proprietary hydroxyl generating devices within the CEA and food manufacturing industries. The license grants the rights to AgriFORCE™ in perpetuity as well as joint patent ownership rights for application in CEA.

- On May 18, 2022, the Company completed the acquisition of the food processing intellectual property of Manna Nutritional Group (Manna).

- On January 3, 2023, the Manna patent, which encompasses a process to naturally convert grain, pulses and root vegetables, resulting in low-starch, low-sugar, high-protein, fiber-rich baking flour as well as produces a natural sweetener juice, was approved by the US Patents Office and the title was transferred to the Company.

- On October 18, 2023, the Company delivered its first shipment of hydroxyl generating devices.

- On February 16, 2024, the Company was granted a US patent titled "Structures for Growing Plants (to Generate Micro-Environment Conditions). This continuation patent covers the FORCEGH+ facility design, including the ability to integrate with different automated systems, and expands on the patent granted to the Company on February 23, 2023.

- On April 4, 2024, the Company was granted a standard patent for its high fiber, high protein, low carbohydrate flour, titled, "High fiber, high protein, low carbohydrate flour, sweetened liquid, sweeteners, cereals, and methods for production thereof", by IP Australia.

- On May 9, 2024, the Company completed delivery of its first batch of eight second-generation AgriForce RCS-Hydroxyl devices to be introduced to the Mexican market.

- On June 10, 2024, the Company was granted a US patent titled "Automated Growing Systems". The patent covers moving multiple production lines of either vegetation or flowing plants to different areas of a growing facility using conveyor belts and other mechanisms.

- On August 20, 2024, the Company was granted a requested patent titled "Automated Growing Systems" by the Chinese National Intellectual Property Administration. The patent follows the grant of the corresponding US patent, announced in June 2024.

- On August 28, 2024, the Company completed the acquisition of the assets of Radical, and entered into a two-year consulting agreement with Radical's Chief Executive Officer, who will be heading the development and manufacturing of the Radical product line and serving as President of Radical.

- On November 13, 2024, the Company signed a letter of intent to purchase the Sturgeon County, Alberta Bitcoin mining facility. The acquisition highlights an ongoing strategic shift towards advancement of its sustainable technology initiatives. Bitcoin mining is expected to generate immediate cash flow for the Company, while utilizing the Company's proprietary technology to set up CEA facilities to capture carbon exhaust to decarbonize and use for sustainable agriculture.

- On December 3, 2024, the Company completed its acquisition of the Surgeon County, Alberta Bitcoin mining facility.

- On December 5, 2024, the Company launched sustainable agriculture operations at the Sturgeon County, Alberta Bitcoin mining facility. Operations will harness excess heat and carbon emissions from Bitcoin mining to provide a novel approach to agricultural productivity while reducing the environmental impact of Bitcoin mining.

- On December 10, 2024, the Company signed a letter of intent to acquire a Bitcoin mining facility in Madison Township, Ohio. The acquisition was completed on January 17, 2025.

Financing

On June 30, 2022, the Company entered into security purchase agreements with certain accredited investors (the “Debenture Investors”) for the purchase of $14,025,000 in convertible debentures (the “First Tranche Debentures”) due December 31, 2024. The Debentures were convertible into common shares at $11,100.00 per share. The Convertible Debt Investors had the right to purchase additional tranches of $5,000,000 each, up to a total additional principal amount of $33,000,000. In addition, the Debenture Investors received 822 warrants at a strike price of $12,210.00 which expire on December 31, 2025 (the “First Tranche Debenture Warrants”). The Debenture Warrants and Debentures each have down round provisions whereby the conversion and strike prices will be adjusted downward if the Company issues equity instruments at lower prices.

On January 17, 2023, the Debenture Investors purchased additional tranches totaling $5,076,923 (the “Second Tranche Debentures”) and received 532 warrants (the “Second Tranche Debenture Warrants”). The Second Tranche Debentures and Debenture Warrants were issued with an exercise price of $6,200.00 and expire on July 17, 2025. The issuance of the additional tranches triggered the down round provision, adjusting the exercise prices of the First Tranche Debentures and the First Tranche Debenture Warrants to $6,200.00.

On June 20, 2023 the Company issued 200 common shares with 200 warrants via a private placement for consideration of $250,000.

During the year ended December 31, 2023, the Company issued 1,247 common shares for cash under the ATM public offerings agreement for net proceeds of $939,695. The issuance triggered the down round provision, adjusting the exercise prices of the First and Second Tranche Debentures as well as the First and Second Tranche Debenture Warrants to $550.00.

On October 18, 2023, a Debenture Investor purchased an additional tranche totaling $2,750,000 in convertible debentures (the “Third Tranche Debentures”) and received 6,202 warrants (the “Third Tranche Debenture Warrants”). The Third Tranche Debentures and Debenture Warrants were issued with an exercise price of $262.00 and expire on April 18, 2027. The issuance of the additional tranche further triggered the down round provision, adjusting the exercise prices of the First and Second Tranche Debentures as well as the First and Second Tranche Debenture Warrants to $262.00.

On November 30, 2023, a Debenture Investor purchased an additional tranche totaling $2,750,000 in convertible debentures (the “Fourth Tranche Debentures”) and received 19,861 warrants (the “Fourth Tranche Debenture Warrants”). The Fourth Tranche Debentures and Debenture Warrants were issued with an exercise price of $90.00 and expire on May 30, 2027. The issuance of the additional tranche further triggered the down round provision, adjusting the exercise prices of the First, Second and Third Tranche Debentures as well as the First, Second and Third Tranche Debenture Warrants to $90.00.

On February 21, 2024, a Convertible Debt Investor purchased an additional tranche of $1,100,000 in convertible debentures (the “Fifth Tranche Debentures”) and received 33,411 warrants (the “Fifth Tranche Debenture Warrants”). The Fifth Tranche Debentures and Debenture Warrants were issued with an exercise price of $21.40 and expire on August 21, 2027. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, and Fourth tranche of Debentures and the First, Second, Third, Fourth tranche of Debenture Warrants to $21.40.

On April 11, 2024, a Debenture Investor purchased an additional tranche totaling $550,000 in convertible debentures (the “Sixth Tranche Debentures”) and received 21,933 warrants (the “Sixth Tranche Debenture Warrants”). The Sixth Tranche Debentures and Debenture Warrants were issued with an exercise price of $16.30 and $18.00, respectively and expire on October 11, 2027. The issuance of the additional tranche triggered the down round provision, adjusting the conversion prices of the First, Second, Third, Fourth and Fifth Tranche Debentures and the exercise prices of the First, Second, Third, Fourth and Fifth Tranche Warrants to $16.30.

On May 22, 2024, a Debenture Investor purchased an additional tranche totaling $833,000 in convertible debentures (the “Seventh Tranche Debentures”) and received 54,145 warrants (the “Seventh Tranche Debenture Warrants”). The Seventh Tranche Debentures and Debenture Warrants were issued with an exercise price of $10.00 and $11.00, respectively and expire on November 22, 2027. The issuance of the additional tranche triggered the down round provision, adjusting the conversion prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Debentures and the exercise prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Warrants to $10.00.

On October 15, 2024, 160,000 shares were sold to two institutional investors at a price per share of $5.00 per share for total proceeds of $800,000. The Shares were registered pursuant to a prospectus supplement on Form 424(b)(4) (to the Registrant’s Prospectus, Registration No. 333-266722, dated August 18, 2022) filed with the SEC on the same day. Each institutional investor (“Purchaser”) is entering into a securities purchase agreement for $400,000 or 80,000 common shares at $5.00 per share. Pursuant to those agreements, the Right of Participation held by Purchaser under Section 4.12 of that certain Securities Purchase Agreement dated June 30, 2022 between the Company and the Purchaser is hereby extended to and including December 31, 2025. If the Company shall sell any shares of its Common Stock pursuant to any at-the-market offering or equity line of credit (however denominated), the Company shall use 25% of the net proceeds from any such sales to repay the principal on any outstanding Debentures (as such term is defined in the June 30, 2022 Securities Purchase Agreement) in accordance with the terms of such Debentures.

From November 7, 2024 through November 13, 2024, the Company issued shares for cash under its at-the-market offering (“ATM”). In total 376,863 shares were issued for gross proceeds of $2,116,741.

The First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Debentures (the “Debentures”) have an interest rate of 5% for the first 12 months, 6% for the subsequent 12 months, and 8% per annum thereafter. Principal repayments will be made in 25 equal instalments which began on September 1, 2022 for the First Tranche Debentures, July 1, 2023 for the Second Tranche Debentures, January 1, 2024 for the Third Tranche Debentures, May 1, 2024 for the Fourth Tranche Debentures, August 1, 2024 for the Fifth tranche Debentures, October 1, 2024 for the Sixth Tranche Debentures and November 1, 2024 for the Seventh Tranche Debentures. The Debentures may be extended by nine months at the election of the Company by paying a sum equal to nine months interest on the principal amount outstanding at the end of the 18th month, at the rate of 8% per annum.

On January 16, 2025, the Company entered into security purchase agreements with certain accredited investors for the purchase of $7,700,000 in convertible debentures (the “January 2025 debentures”) due January 16, 2026. The Debentures were convertible into common shares at $2.62 per share. The Convertible Debt Investors had the right to purchase additional tranches up to a total additional principal amount of $42,300,000. In addition, the accredited investors received 1,910,306 warrants at a strike price of $2.882 which expire on July 16, 2028 (the “January 2025 Debenture Warrants”). The Debenture Warrants and Debentures each have down round provisions whereby the conversion and strike prices will be adjusted downward if the Company issues equity instruments at lower prices. The issuance of the additional tranche triggered the down round provision, adjusting the conversion prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Debentures and the exercise prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Warrants to $2.62.

All financings per the above were issued in private placement transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

Intellectual Property

In accordance with industry practice, the Company protects its proprietary products, technology and its competitive advantage through a combination of contractual provisions and trade secret, copyright and trademark laws in Canada, the United States and in other jurisdictions in which it conducts its business. The Company also has confidentiality agreements, assignment agreements and license agreements with employees and third parties, which limit access to and use of its intellectual property.

Patents

Patent Application #	Application Date	Expiry Date	Title	Case Status	Country
2001/2096	26-Aug-2020	26-Aug-2040	AUTOMATED GROWING SYSTEMS	Pending	Barbados
3151492	26-Aug-2020	26-Aug-2040	AUTOMATED GROWING SYSTEMS	Pending	Canada
ZL202080073940.7	26-Aug-2020	26-Aug-2040	AUTOMATED GROWING SYSTEMS	Granted	China
20858811.1	26-Aug-2020	26-Aug-2040	AUTOMATED GROWING SYSTEMS	Pending	European Patent Office
TT/A/2022/00024	26-Aug-2020		AUTOMATED GROWING SYSTEMS	Abandoned (p)	Trinidad & Tobago
11528859	26-Aug-2020	26-Aug-2040	AUTOMATED GROWING SYSTEMS	Registered	United States
11997962	08-Nov-2022	19 Sept 2040	AUTOMATED GROWING SYSTEMS	Registered	United States
PCT/CA2023/051251	21-Sep-2023		PROCESS AND SYSTEM FOR GROWING PLANTS USING CLONE TO FLOWER MODEL	Pending	Patent Cooperation Treaty
2018215090	31-Jan-2018	31-Jan-2038	HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR AND POWER JUICE AND METHODS FOR PRODUCTION THEREOF	Granted	Australia
3051860	31-Jan-2018	31-Jan-2038	HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR AND POWER JUICE AND METHODS FOR PRODUCTION THEREOF	Pending	Canada
18747157.8	31-Jan-2018	31-Jan -2038	HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR AND POWER JUICE AND METHODS FOR PRODUCTION THEREOF	Pending	European Patent Office
201917032603	31-Jan-2018		HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR AND POWER JUICE AND METHODS FOR PRODUCTION THEREOF	Pending	India
755792	31-Jan-2018	31-Jan-2038	HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR AND POWER JUICE AND METHODS FOR PRODUCTION THEREOF	Pending	New Zealand
11540538	31-Jan-2018	31-Jan-2038	HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR, SWEETENED LIQUID, SWEETENERS, CEREALS, AND METHODS FOR PRODUCTION THEREOF	Registered	United States
17/963690	11-Oct-2022		HIGH FIBER, HIGH PROTEIN, LOW CARBOHYDRATE FLOUR, SWEETENED LIQUID, SWEETENERS, CEREALS, AND METHODS FOR PRODUCTION THEREOF	Abandoned	United States
2001/2057	06-Mar-2020	06-Mar-2040	STRUCTURES FOR GROWING PLANTS	Pending	Barbados
3132672	06-Mar-2020	06-Mar-2040	STRUCTURES FOR GROWING PLANTS	Granted	Canada
CN202080033944.2	06-Mar-2020		STRUCTURES FOR GROWING PLANTS	Pending	China
20765629.9	06-Mar-2020	06-Mar-2040	STRUCTURES FOR GROWING PLANTS	Pending	European Patent Office
TT/A/2021/00093	06-Mar-2020		STRUCTURES FOR GROWING PLANTS	Abandoned (p)	Trinidad & Tobago
11582918	06-Mar-2020	06-Mar-2040	STRUCTURES FOR GROWING PLANTS	Registered	United States
18/096417	12-Jan-2023		STRUCTURES FOR GROWING PLANTS	Application allowed	United States
18/659249	09-May-2024		AUTOMATED GROWING SYSTEMS	Pending	United States
3254766	06-Dec-2022	06-Dec-2042	PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Pending	Canada
17/545919	12-Aug-2021		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Pending	United States
17/674763	17-Feb-2022		AGRICULTURAL PROACTIVE AIRSURFACE DECONTAMINATION SYSTEN AND DEVICES	Pending	United States
17/713959	05-Apr-2022		AGRICULTURAL PROACTIVE AIRSURFACE DECONTAMINATION SYSTEN AND DEVICES	Pending	United States
17/8611181	09-Jul-2022		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
18/075681	06-Dec-2022		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
17/590270	01-Feb-2022		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
17/826555	27-May-2022		AIRCRAFT PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
18/075755	06-Dec-2022		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
18/076176	06-Dec-2022		PROACTIVE AIR/SURFACE DECONTAMINATION SYSTEM AND DEVICES	Published	United States
11895958	12-Jan-2023	31-Dec-5000	STRUCTURES FOR GROWING PLANTS	Registered	United States
18/404061	04-Jan-2024		STRUCTURES FOR GROWING PLANTS	Pending	United States
ZL202080033944.2	06-Mar-2020		STRUCTURES FOR GROWING PLANTS	Granted	China

Trademarks

Application #	Application Date	Expiry Date	Title	Case Status	Country
1997835	26-Nov-2019		AGRIFORCE	In examination	Canada
018243244	22-May-2020		AGRIFORCE	Registered	European Union Intellectual Property Office
UK00918243244	22-May-2020		AGRIFORCE	Registered	United Kingdom
88/930218	22-May-2020		AGRIFORCE	Suspended	United States
2044675	07-Aug-2020		FORCEFILM	TM Application filed	Canada
018389838	04-Feb-2021		FORCEFILM	Registered	European Union Intellectual Property Office
90/124842	19-Aug-2020		FORCEFILM	Suspended	United States
2127781	18-Aug-2021		UN(THINK)	TM Application filed	Canada
018572674	06-Oct-2021		UN(THINK)	Application filed	European Union Intellectual Property Office
1669126	18-Feb-2022		UN(THINK)	Pending	Madrid Protocol (TM)
90/897689	23-Aug-2021		UN(THINK)	Suspended	United States
2196090	06-Jul-2022		C2F	TM Application filed	Canada
97/495313	08-Jul-2022		C2F	Suspended	United States
2198964	20-Jul-2022		AWAKENED GRAINS	TM Application filed	Canada
97/527128	29-Jul-2022		AWAKENED GRAINS	Suspended	United States
2207782	02-Sep-2022		FORCEGH+	Approved	Canada
97/605026	23-Sep-2022		FORCEGH+	Suspended	United States
2243222	02-Mar-2023		AWAKENED FLOUR	TM Application filed	Canada
1752858	01-Sep-2023		AWAKENED FLOUR	Registered	Madrid Protocol (TM)
97/824500	06-Mar-2023		AWAKENED FLOUR	Suspended	United States
TMA1175334	24-Jan-2019		PLANET LOVE	Registered	Canada
UK00801504091	24-Jul-2019		PLANET LOVE	Registered	United Kingdom
1504091	24-Jul-2019		PLANET LOVE	Registered	Madrid Protocol (TM)
6197554	24-Jul-2019		PLANET LOVE	Registered	United States
UK00801494234	30-Aug-2019		CANIVATE	Registered	United Kingdom
1494234	30-Aug-2019		CANIVATE	Registered	Madrid Protocol (TM)
6191972	30-Aug-2019		CANIVATE	Registered	United States
UK00801494231	30-Aug-2019		THE CANIVATE WAY	Registered	United Kingdom
1494231	30-Aug-2019		THE CANIVATE WAY	Registered	Madrid Protocol (TM)
6182017	30-Aug-2019		THE CANIVATE WAY	Registered	United States

Competitor Comparison and Differentiation

Solutions

The Company believes that it has no direct competitors who provide a proprietary facility design and automated grow system as well as a system of operational processes designed to optimize the performance of the Company's grow houses. On a broader basis, the competitive landscape includes greenhouse vendors, agriculture systems providers, automated grow system vendors, and system/solutions consultants.

The Company believes it has developed one of the world's most technologically advanced indoor agriculture systems by focusing on competitive differentiators to deliver vastly improved results beyond conventional indoor approaches. By conceiving new IP, as well as utilizing tried trued tested existing Ag-Tech and Bio-Tech solutions, the Company delivers integrated unique architectural design, intelligent automation and advanced growing processes to create precisely controlled growing environments optimized for each nominated crop variety. These precision ecosystems should enable the Company to cost-effectively produce the cleanest, greenest and most flavorful produce, as well as consistent medical-grade plant-based nutraceuticals and pharmaceuticals, available.

The Company believes that is has the rights to one of the world's most effective and safe purification solutions via its ownership of Radical Clean Solutions. The Company understands that it has competition, however, the quality of the construction and design of the Radical Clean Solutions has proven to highly effective for the Company's customers.

Brands

Our patented technology naturally processes and converts grains, pulses, and root vegetables into low-starch, low-sugar, high-protein fiber-rich baking flour products. The Company is developing a range of consumer products to transform the consumers' diet in multiple verticals.

The Company's UN(THINK)™ power flour has 40 times more fiber, 3 times more protein, and 75% less net carbs than regular all-purpose flour[8].

(8) Based on protein, fiber, and starch content figures from a nationally certified independent laboratory, as compared to standard all-purpose flour.

Recent Developments

Management Restructuring

On January 25, 2024, Troy McClellan , President of AgriFORCE Solutions, submitted a letter of resignation to the Company. On January 25, 2024, the Company accepted his resignation and deemed it effective immediately pursuant to Section 7.3 of his employment agreement with the Company which permits waiver by the Company of Mr. McClellan's notice period (through March 31, 2024) and corresponding acceleration of the resignation date.

On February 10, 2024, Richard Wong resumed his original role as Chief Financial Officer in order to focus on finance and accounting matters for the Company. Effective as of the same day, Jolie Kahn was appointed Executive Turnaround Consultant to support the Company's operational growth and expansion efforts. On June 4, 2024, the Board Directors appointed Jolie Kahn as Chief Executive Officer. Jolie Kahn shall report to David Welch, Executive Chairman of the Board of Directors of the Company.

On February 19, 2024, Margaret Honey resigned as a Director of (the "Company") to pursue other interests. The resignation is not the result of any disagreement with the Company.

On June 4, 2024, the Board of Directors of the Company appointed Jolie Kahn as Chief Executive Officer. Previously, on February 10, 2024, Jolie Kahn was appointed Executive Turnaround Consultant to support the Company's operational growth and expansion efforts. Jolie Kahn will continue to support these efforts and to report to the Board of Directors of the Company.

On January 21, 2025, the Board of Directors of the Company appointed Dr. Barrett Mooney as Chief Operating Officer.

On March 4, 2025, Richard Wong and the Company mutually agreed to conclude his employment with the Company. Chris Polimeni was appointed by the board to succeed Richard Wong. Richard Wong will serve in an advisory role to ensure a smooth transition while continuing to support the company's commitment to delivering value to shareholders and customers.

Employees

As of April 7, 2025, the Company has three (3) employees and eight (8) consultants /contractors. The Company also relies on consultants and contractors to conduct its operations. The Company anticipates that it will be hiring additional employees to support its planned activities.

Operations

The Company primary operating activities are in Ohio, USA and Alberta, Canada. The Company's head office is located in Vancouver, Canada.

Status as an Emerging Growth Company

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions from, without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB) regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (a) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (c) the last day of our fiscal year in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or Exchange Act (which would occur if the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), or (d) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Item 1A. Risk Factors

Risks Relating to the Company's Business

The Company is an early stage company with little operating history, a history of losses and the Company cannot assure profitability.

The Company currently has little revenues and does not have any significant history of revenue generating operations. The Company has experience recurring net losses since its inception. The commercial or operating viability of the Company's business plans have not been proven. There is no assurance that the revenue generated from its operations, and if those revenues, when and if generated, will be sufficient to sustain operations, nonetheless achieve profitability.

There is no assurance that the Company's FORCEGH+™ facilities will operate as intended.

The Company's initial state of its business operations will be to construct and deploy and license its initial FORCEGH+. Accordingly, this component of the Company's business plan is subject to considerable risks, including:

- the costs of constructing and operating the laboratories may be greater than anticipated;
- the potential offtake partners who have indicated a willingness to deploy the laboratories at their existing cultivation operations may withdraw and determine not to deploy the laboratories;
- there is no assurance that the facilities will deliver the intended benefits of high production yields, lower crop losses and reduced operation costs;
- if the company is not able to fully develop the grow house or it does not operate as intended, it could prevent the company from realizing any of its business goals or achieving profitability;
- the costs of constructing the grow houses may be greater than anticipated and the Company may not be able to recover these greater costs through increases in the lease rates, license fees and services fees that it charges to its customers; and
- the costs of operating the grow house may be greater than anticipated.

There is no assurance that UN(THINK)™ will operate as intended.

The Company's plans for developing and advancing the UN(THINK)™ are in its preliminary stages. The Company has yet to fully launch their range of products in either the B2B or D2C channels. Accordingly, this component of the Company's business plan is subject to considerable risks, including:

- the potential B2B sales may not achieved the planned levels of sales;
- there is no assurance that the Company's production partners will deliver the planned production levels or scale;
- the quality of product from the co-manufacturing may not be sufficient.
- the cost from co-manufacturing may be greater than anticipated.
- the demand for the products may not be as high as predicted.
- the pricing of the products may deter potential buyers and may not cover the cost of production.
- the brand may not attract sufficient volume.

There is no assurance that Hydroxyl Generating Systems will operate as intended.

The Company's plans for developing and expanding sales of the AgriFORCE Clean Solutions are in its preliminary stages. The Company has yet to generate remarkable sales of its Hydroxyl products. Accordingly, this component of the Company's business plan is subject to considerable risks, including:

- the quality of product from the co-manufacturing may not be sufficient.
- the cost from co-manufacturing may be greater than anticipated.
- the demand for the products may not be as high as predicted.
- the pricing of the products may deter potential buyers and may not cover the cost of production.
- the brand may not attract sufficient volume.
- the quality of product from the co-manufacturing may not be sufficient.

There is no assurance that Bitcoin mining operations will operate as intended.

Bitcoin prices are highly volatile, which may affect our ability to effectively manage growth plans and our profitability.

The price of bitcoin is extremely volatile. The cost to mine a bitcoin is independent of the then current price of bitcoin, so when prices are low, the cost per coin to mine may consume much of our available cash, which means that there is less capital with which to invest in future company growth. Similarly, when prices are low, our profitability is decreased on a dollar-for-dollar basis correlated to the then price of bitcoin. Given the volatility of bitcoin, these factors render us unable to accurately predict in advance what our growth plans may be and accurately forecast any revenue and profitability projections for any reporting period.

The price of bitcoin may be influenced by regulatory, commercial, and technical factors that are highly uncertain.

Bitcoin and other digital assets are relatively novel and are subject to various risks and uncertainties that may adversely impact their price. For example, the application of securities laws and other regulations to such assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may create new regulations or interpret laws in a manner that adversely affects the price of bitcoin. The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin could depend on the following:

- public familiarity with digital assets;
- ease of buying and accessing bitcoin;
- institutional demand for bitcoin as an investment asset;
- consumer demand for bitcoin as a means of payment; and
- the availability and popularity of alternatives to bitcoin.

Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term. Because bitcoin has no physical existence beyond the record of transactions on the Bitcoin blockchain, a variety of technical factors related to the Bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by “miners” who validate bitcoin transactions, inadequate mining fees to incentivize validating of bitcoin transactions, “hard forks” of the Bitcoin blockchain, and advances in quantum computing could undercut the integrity of the Bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin.

Fluctuations in the price of bitcoin may significantly influence the market price of our bitcoin holdings and therefore, the price of our common stock.

To the extent investors view the value of our common stock as linked to the value or change in the value of our bitcoin, fluctuations in the price of bitcoin may significantly influence the market price of our common stock.

If we fail to grow our hash rate, we may be unable to compete, and our results of operations could suffer.

Generally, a bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a bitcoin reward is a function of the miner’s hash rate (i.e., the amount of computing power devoted to supporting the Bitcoin blockchain), relative to the global network hash rate. As greater adoption of Bitcoin occurs, we expect the demand for Bitcoin will increase further, drawing more mining companies into the industry and thereby increasing the global network hash rate. As new and more powerful miners are deployed, the global network hash rate will continue to increase, meaning a miner’s chance of earning bitcoin rewards will decline unless it deploys additional hash rate at pace with the industry.

Accordingly, to maintain our chances of earning new bitcoin rewards and remaining competitive in our industry, we must seek to continually add new miners to grow our hash rate at pace with the growth in the Bitcoin global network hash rate. However, as demand has increased and scarcity in the supply of new miners has resulted, the price of new miners has increased sharply, and we expect this process to continue in the future as demand for bitcoin increases. Therefore, if the price of bitcoin is not sufficiently high to allow us to fund our hash rate growth through new miner acquisitions and if we are otherwise unable to access additional capital to acquire these miners, our hash rate may stagnate and we may fall behind our competitors. If this happens, our chances of earning new bitcoin rewards would decline and, as such, our results of operations and financial condition may suffer.

Geopolitical or economic crises may create increased uncertainty and price changes, or motivate large-scale sales of digital assets, which could result in a reduction in some or all digital assets' values and adversely affect an investment in our securities.

As an alternative to fiat currencies that are backed by central governments, digital assets such as bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services. It is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, geopolitical or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Large-scale sales of digital assets would result in a reduction in their value and could adversely affect an investment in our securities.

In addition, we are subject to price volatility and uncertainty due to geopolitical crises and economic downturns. Such geopolitical crises and global economic downturns may be a result of invasion, or possible invasion, by one nation of another, leading to increased inflation and supply chain volatility. Such crises, as well as inflation, will likely continue to have an effect on our ability to do business in a cost-effective manner.

The sale of our digital assets to pay expenses at a time of low digital asset prices could adversely affect an investment in our securities.

We may sell our digital assets to pay expenses on an as-needed basis, irrespective of then-current prices. Consequently, our digital assets may be sold at a time when the prices on the respective digital asset exchange market are low, which could adversely affect an investment in our securities.

The development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in our securities.

Digital assets such as bitcoin, that may be used, among other things, to buy and sell goods and services are a new and rapidly evolving industry. The growth of the digital asset industry in general, and the digital asset networks of bitcoin in particular, are highly uncertain. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

- continued worldwide growth in the adoption and use of bitcoins and other digital assets;
- government and quasi-government regulation of bitcoins and other digital assets and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems;
- the maintenance and development of the open-source software protocol of the Bitcoin network;
- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
- general economic conditions and the regulatory environment relating to digital assets;
- the impact of regulators focusing on digital assets and digital securities and the costs associated with such regulatory oversight; and
- a decline in the popularity or acceptance of the digital asset networks of bitcoin, or similar digital asset systems, could adversely affect an investment in our securities.

The open-source structure of the Bitcoin network protocol means the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and an investment in our securities.

Digital asset networks are open-source projects and, although there is an influential group of leaders in, for example, the Bitcoin network community known as the “Core Developers,” there is no official developer or group of developers that formally controls the Bitcoin network. As an open-source project, Bitcoin is not represented by an official organization or authority. The Bitcoin network protocol is not sold and contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network in which we are directing our mining efforts may adversely affect an investment in our securities.

The acceptance of digital asset network software patches or upgrades by a significant, but not overwhelming, percentage of the users and miners in any digital asset network could result in a “fork” in the respective blockchain, resulting in the operation of two separate networks until such time as the forked blockchains are merged. The temporary or permanent existence of forked blockchains could adversely impact an investment in our securities.

Due to Bitcoin’s open-source project, any individual can download the Bitcoin network software and make any desired modifications, which are proposed to users and miners on the Bitcoin network through software downloads and upgrades, and typically posted to the Bitcoin development forum on GitHub.com. A substantial majority of miners and Bitcoin users must consent to those software modifications by downloading the altered software or upgrade that implements the changes. If not, the changes do not become a part of the Bitcoin network.

Since the Bitcoin network’s inception, changes to the Bitcoin network have been accepted by the vast majority of users and miners, ensuring that the Bitcoin network remains a coherent economic system. However, a developer or group of developers could potentially propose a modification to the Bitcoin network that is not accepted by a vast majority of miners and users, but that is nonetheless accepted by a substantial population of participants in the Bitcoin network. In such a case, and if the modification is material and/or not backwards compatible with the prior version of Bitcoin network software, a fork in the blockchain could develop and two separate Bitcoin networks could result with one running the pre-modification software program and the other running the modified version (i.e., a second “Bitcoin” network).

Such a fork in the blockchain is typically addressed by community-led efforts to merge the forked blockchains, and several prior forks have been so merged. This kind of split in the Bitcoin network could materially and adversely impact an investment in our securities and harm the sustainability of the Bitcoin network’s economy.

As the number of digital assets awarded for solving a block in the blockchain decreases, the incentive for miners to continue to contribute processing power to the respective digital asset network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for digital assets and prevent the expansion of the digital asset networks to retail merchants and commercial businesses, resulting in a reduction in the price of digital assets that could adversely impact an investment in our securities.

In order to incentivize miners to continue to contribute processing power to any digital asset network, such network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee or by the digital asset network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for digital asset transactions become too high, the marketplace may be reluctant to accept digital assets as a means of payment and existing users may be motivated to switch from one digital asset to another digital asset or back to fiat currency. Decreased use and demand for bitcoins that we have accumulated may adversely affect its value and may adversely impact an investment in it.

To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the blockchain until a block is solved by a miner who does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in that digital asset network, which could adversely impact an investment in our securities.

To the extent that any miners cease to record transaction in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to actively not record transactions in solved blocks. However, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoins upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain. Any systemic delays in the recording and confirmation of transactions on the blockchain could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, which could adversely impact an investment in our securities.

If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects an investment in our securities.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. Within the alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transaction. However, it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor or botnet could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in our securities.

The approach towards and possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of digital asset transactions. To the extent that the digital assets ecosystems do not act to ensure greater decentralization of digital asset mining processing power, the feasibility of a malicious actor obtaining in excess of 50% of the processing power on any digital asset network (e.g., through control of a large mining pool or through hacking such a mining pool) will increase, which may adversely impact an investment in our securities.

Bitcoin is subject to halving, and as such the reward for successfully solving a block will halve several times in the future and its value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts, which could cause us to cease our mining operations altogether and investors could suffer a complete loss of their investment.

Halving is a process designed to control the overall supply and reduce the risk of inflation in digital assets using a Proof-of-Work consensus algorithm. In an event referred to as bitcoin “halving,” the bitcoin reward for mining any block is cut in half. For example, the mining reward for bitcoin declined from 12.5 to 6.25 bitcoin on May 11, 2020 and from 6.25 to 3.125 bitcoin on April 19, 2024. This process is scheduled to occur once every 210,000 blocks. It is estimated that bitcoin will next halve in April 2028 and then approximately every four years thereafter, until the total amount of bitcoin rewards issued reaches 21.0 million, and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140. Once 21.0 million bitcoin are generated, the network will stop producing more. Currently, there are more than 19.0 million bitcoin in circulation. While bitcoin prices have had a history of price fluctuations around halving events, there is no guarantee that any such price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the price of bitcoin does not follow these anticipated halving events, the revenue from our mining operations would decrease, and we may not have an adequate incentive to continue mining and may cease mining operations altogether, which may adversely affect an investment in our securities and investors could suffer a complete loss of their investment.

Furthermore, such reductions in bitcoin rewards for uncovering blocks may result in a reduction in the aggregate hash rate of the bitcoin network as the incentive for miners decreases. Miners ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions and make the bitcoin network more vulnerable to malicious actors or botnets obtaining control in excess of 50% of the processing power active on the blockchain. Such events may adversely affect our activities and an investment in our securities.

To the extent that the profit margins of digital asset mining operations are not high, operators of digital asset mining operations are more likely to immediately sell their digital assets earned by mining in the digital asset exchange market, resulting in a reduction in the price of digital assets that could adversely impact an investment in our securities.

Over the past few years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation mining rigs. Currently, new processing power brought onto the digital asset networks is predominantly added by "professionalized" mining operations. Professionalized mining operations may use proprietary hardware or sophisticated machines.

Professionalized mining operations require:

- the investment of significant capital for the acquisition of such hardware;
- the leasing of operating space (often in data centers or warehousing facilities);
- incurring of electricity costs; and
- the employment of technicians to operate the mining farms.

As a result, professionalized mining operations are of a greater scale than prior miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell digital assets earned from mining operations on the digital asset exchange market. To the contrary, it is believed that past individual miners were more likely to hold mined digital assets for more extended periods. The immediate selling of newly mined digital assets greatly increases the supply of digital assets on the digital asset exchange market, creating downward pressure on the price of each digital asset.

The extent to which the value of digital assets mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly mined digital assets rapidly if it is operating at a low profit margin—and it may partially or completely stop operations if its profit margin is negative.

In a low profit margin environment, a higher percentage could be sold into the digital asset exchange market more rapidly, potentially reducing digital asset prices. Lower digital asset prices may result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a network effect that may further reduce the price of digital assets until mining operations with higher operating costs become unprofitable and remove mining power from the respective digital asset network. The network effect of reduced profit margins resulting in greater sales of newly mined digital assets could result in a reduction in the price of digital assets that could adversely impact an investment in our securities.

The loss or destruction of a private key required to access a digital asset may be irreversible. Our loss of access to our private keys or a data loss relating to our digital assets could adversely affect an investment in our securities.

Digital assets are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet which hold the digital assets. We are required by the operators of digital asset networks to publish the public key relating to a digital wallet in use once we first verify a spending transaction from that digital wallet and broadcast such information into the respective network. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is accessible, we will be unable to access the digital assets and the private key will not be capable of being restored by the respective digital asset network. Any loss of private keys relating to digital wallets used to store our digital assets could adversely affect an investment in our securities.

Security threats to our business could result in, a loss of our digital assets, or damage to our reputation and our brand, each of which could adversely affect an investment in our securities.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange markets. A security breach caused by hacking, could include, but is not limited to:

- efforts to gain unauthorized access to information or systems;

- efforts to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment; and
- the inadvertent transmission of computer viruses.

A security breach by hacking could harm our operations or result in loss of our digital assets. Any breach of our and our partners' infrastructure could result in reputational harm and erode the trust of our partners and stockholders, which could adversely affect an investment in our securities. Furthermore, as our assets grow, we may become a more appealing target for security threats such as hackers and malware.

We rely on third-party custody providers' 100% cold-storage custody solutions held in a purpose-built physically secure environments based on established, industry best practices to safeguard digital assets from theft, loss, destruction or other issues relating to hackers and technological attack. Notwithstanding the safeguards implemented to protect our assets, the third-party security systems may not be impenetrable or free from defect, and any loss due to a security breach, software defect or event outside of our control will be borne by us.

The security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee, or otherwise, and, as a result, an unauthorized party may obtain access to our private keys, data or bitcoins. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure.

Despite our efforts, we may be unable to anticipate these techniques or implement adequate preventative measures since the hacking techniques used are often not recognized until launched against a target. If an actual or perceived breach of our security system occurs, the market perception of the effectiveness of our controls could be harmed, which could adversely affect an investment in our securities.

Further, in the event of a security breach, we may be subject to litigation forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in our securities.

Our ability to adopt technology in response to changing security needs or trends and our reliance on, third-party custody providers, poses a challenge to the safekeeping of our digital assets.

The history of digital asset exchanges has shown that exchanges and large holders of digital assets must adapt to technological change in order to secure and safeguard their digital assets. We rely on third-party custody providers' 100% cold-storage custody solutions held in a purpose-built physically secure environment based on established, industry best practices to safeguard digital assets from theft, loss, destruction or other issues relating to hackers and technological attack.

We believe we may become a more appealing target of security threats as the size of our bitcoin holdings grow. To the extent that we, or any of our third-party custody providers, are unable to identify, mitigate or stop new security threats, our digital assets may be subject to theft, loss, destruction or other attack, which could adversely affect an investment in our securities. To the extent that our third-party custody providers are no longer able to safeguard our assets due to the current banking crisis, we would be at risk of loss if safeguarding protocols fail.

Digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect an investment in our securities.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft. Although we regularly transfer digital assets to or from vendors, consultants, services providers, it is possible that, through computer or human error, or through theft or criminal action, such assets could be transferred in incorrect amounts or to unauthorized third parties. To the extent we are unable to seek a corrective transaction to identify the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover the impacted digital assets, and any such loss could adversely affect an investment in our securities.

The limited rights of legal recourse against us, and our lack of insurance protection expose us and our stockholders to the risk of loss of our digital assets for which no person is liable.

Our digital assets are not insured. If our digital assets are lost, stolen or destroyed under circumstances rendering a party liable to us, the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited to the extent identifiable, other responsible third parties (e.g., a thief or terrorist), any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim. Furthermore, bitcoin is not subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation protection, which is the protection afforded to depositors at banking institutions. Therefore, a loss may be suffered with respect to our digital assets for which no recourse is available, which could adversely affect our operations and, consequently, an investment in our securities.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our bitcoin, we may lose some or all of our bitcoin and our financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to our bitcoin. Bitcoin and other blockchain-based digital assets have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. A successful security breach or cyberattack could result in a partial or total loss of our bitcoin in a manner that may not be covered by insurance or indemnity provisions of the custody agreement with a custodian who holds our bitcoin. Such a loss could have a material adverse effect on our financial condition and results of operations.

We rely on third-party hosting, and as such, our operations could be adversely affected by the actions or inactions of such third-parties. Additionally, third-party hosting, among other things, often requires us to give the hosting company, a first lien on the mining rigs installed on the site and creates business risk for us.

We do not self-host our mining rigs and rely upon third-party hosting facilities to power our mining rigs. Our operations and ability to mine bitcoin could be adversely affected if operators we rely on to operate our bitcoin miners experience general incompetence in performing their duties, experience financial difficulties or bankruptcy, or otherwise cannot operate our bitcoin miners in accordance with their contractual obligations.

We are dependent upon the financial viability of our third-party hosting operators. As a result, our operations are highly dependent on these third-parties and could be adversely affected by the actions or inactions of our third-party hosting operators. Furthermore, in most hosting contracts, there is a requirement that the miner agrees to permit the hosting company to place a lien on the actual mining machines being hosted. If the hosting company files for bankruptcy, it may take months for the liens to be lifted, while the bankruptcy court and parties litigate these contracts and resolves issues as to ownership of assets and related areas. In these contracts, we are often required to make significant deposits against future mining fees. If the hosting party utilizes the deposits, we could risk loss of the deposits and be left with an unsecured claim in the bankruptcy. Lastly, as the bankruptcy process includes an automatic stay in favor of the debtor company, until the stay is lifted or a bankruptcy plan approved, we may not be able to move our mining rigs to a different location, even if the debtor rejects our hosting contract.

We have engaged in, and in the future may engage in, strategic acquisitions and other arrangements that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and harm our operating results.

We have previously engaged in strategic transactions, including acquisitions of companies, miners, and bitcoin mining sites, and, as part of our growth strategy, in the future, we may seek additional opportunities to grow our mining operations, including through purchases of miners, data centers and other facilities from other operating companies, including companies in financial distress. Our ability to grow through future acquisitions will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities at an acceptable cost, our ability to compete effectively to attract those opportunities and the availability of financing to complete acquisitions. Future acquisitions may require us to issue common stock that would dilute our current stockholders' percentage ownership, assume or otherwise be subject to liabilities of an acquired company, record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges, incur amortization expenses related to certain intangible assets, incur large acquisition and integration costs, immediate write-offs, and restructuring and other related expenses and become subject to litigation.

The benefits of an acquisition or our expansion into may also take considerable time to develop, and we cannot be certain that any particular acquisition will produce the intended benefits in a timely manner or to the extent anticipated or at all. We may experience difficulties integrating the operations, technologies and personnel of an acquired company or be subjected to liability for the target's pre-acquisition activities or operations as a successor in interest. Such integration may divert management's attention from normal daily operations of our business. Future acquisitions may also expose us to potential risks, including risks associated with entering markets in which we have no or limited prior experience, especially when competitors in such markets have stronger market positions, the possibility of insufficient revenues to offset the expenses we incur in connection with an acquisition and the potential loss of, or harm to, our relationships with employees and suppliers as a result of integration of new businesses.

Additionally, we may be unable to pursue our current acquisition strategy in the future. In addition to mining and holding bitcoin, and such related acquisitions, we have explored, and we may in the future explore, opportunities to become more involved in businesses that expand or supplement those directly related to the self-mining of bitcoin as favorable market conditions and opportunities arise. We cannot be certain that such opportunities will produce the intended benefits in a timely manner or to the extent anticipated or at all. These opportunities could also expose us to similar risks associated with our strategic acquisitions, as discussed above.

We may not realize the anticipated benefits of, and synergies from, acquisitions and may become responsible for certain liabilities and integration costs as a result.

The businesses we have proposed to acquire have previously operated independently from us. The proposed integrations of our operations with the proposed businesses acquisitions are intended to result in financial and operational benefits, and business synergies. There can be no assurance, however, regarding when or the extent to which we will be able to realize these and other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts, system integrations, regulatory compliance, and other factors. Difficulties associated with the integration of the proposed business acquisitions could have a material adverse effect on our business.

Fluctuations in the exchange rate of foreign currencies could result in losses.

We incur a portion of our operating expenses in Canadian dollars, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. We are exposed to foreign exchange rate fluctuations as the financial results of our international operations are translated from the local functional currency into U.S. dollars upon consolidation. A decline in the U.S. dollar relative to foreign functional currencies would increase our non-U.S. revenue and improve our operating results. Conversely, if the U.S. dollar strengthens relative to foreign functional currencies, our revenue and operating results would be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

The Company will require additional financing and there is no assurance that additional financing will be available when required.

The Company will require substantial additional capital in order to execute its business plan. Existing funds will not be sufficient and additional financing will be needed for this purpose and for other purposes. The Company plans to achieve this additional financing through equity and/or debt financing which will likely be dilutive to the position of then current shareholders. However, there is no assurance that this financing will be available at favorable terms, if at all, when required, given the Company's small asset base and current lack of revenue.

The Company had negative cash flow for the year ended December 31, 2024.

The Company had negative cash flows from operating activities for year ended December 31, 2024. To the extent that the Company has negative cash flows from operating activities in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from operating activities, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to the Company. The Company's actual financial position and results of operations may differ materially from the expectations of the Company's management.

The Company's actual financial position and results of operations may differ materially from the expectations of the Company's management.

The Company's actual financial position and results of operations may differ materially from management's expectations. The process for estimating the Company's revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company's financial condition or results of operations. As a result, the Company's revenue, net income and cash flow may differ materially from the Company's projected revenue, net income and cash flow.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Company expects to incur significant ongoing costs and obligations related to its planned investments. To the extent that these costs may be greater than anticipated or the Company may not be able to generate revenues or raise additional financing to cover these costs, these operating expenses could have a material adverse impact on the Company's results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could increase costs and have a material adverse effect on the business, results of operations and financial condition of the Company. The Company may not be able to recover sufficient revenues to offset its higher operating expenses or to recoup its initial capital investment. The Company may incur significant losses in the future for a number of reasons, including, unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Company is unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

There is no assurance the Company will be able to repatriate or distribute funds for investment from the United States to Canada or elsewhere.

In the event that any of the Company's investments, or any proceeds thereof, any dividends or distributions there from, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under applicable federal laws, rules and regulations or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada or elsewhere.

The Company may not be able to effectively manage its growth and operations, which could materially and adversely affect its business.

If the Company implements it business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of the Company's financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Company intends to utilize outsourced resources, and hire additional personnel, to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on the Company's business and the value of the shares.

The Company may face significant competition from other facilities.

Many other businesses in California engage in similar activities to the Company, leasing commercial space to agricultural producers generally, and providing additional products and services to similar customers. The Company cannot assure you that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition.

The Company may face significant competition from other nutritious food companies.

We face significant competition from other nutritious food companies. Many of our competitions may have established brands, more experience and competency in the industry, larger fulfillment infrastructure, significantly more marketing and other financial resources, and larger customers bases than we do. These factors may allow our competitors to achieve greater net sales and profits. The significant competition faced by the Company could have a material adverse effect on its business, operating results and financial condition.

If we are unable to protect our intellectual property, our business may be adversely affected.

There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties. Currently, our intellectual property includes provisional patents, patent applications, trademarks, trademark applications and know-how related to business, product and technology development. We plan on taking the necessary steps, including but not limited to the filing of additional patents as appropriate. There is no assurance any additional patents will issue or that when they do issue they will include all of the claims currently included in the applications. Even if they do issue, those new patents and our existing patents must be protected against possible infringement. Nonetheless, we currently rely on contractual obligations of our employees and contractors to maintain the confidentiality of our products. To compete effectively, we need to develop and continue to maintain a proprietary position with respect to our technologies, and business. The risks and uncertainties that we face with respect to intellectual property rights principally include the following:

- Provisional protection may not result in full patents being granted, and any full patent applications that we file may not result in issued patents or may take longer than expected to result in issued patents;

- we may be subject to interference proceedings;

- other companies may claim that patents applied for by, assigned or licensed to, us infringe upon their own intellectual property rights;

- we may be subject to trademark opposition proceedings in the U.S. and in foreign countries;

- any patents that are issued to us may not provide meaningful protection;
- we may not be able to develop additional proprietary technologies that are patentable;
- other companies may challenge patents licensed or issued to us as invalid, unenforceable or not infringed;
- other companies may independently develop similar or alternative technologies, or duplicate our technologies;
- other companies may design around technologies that we have licensed or developed;
- any patents issued to us may expire and competitors may utilize the technology found in such patents to commercialize their own products; and
- enforcement of patents is complex, uncertain and expensive.

It is also possible that others may obtain issued patents that could prevent us from commercializing certain aspects of our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. If we license patents, our rights will depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. Furthermore, there can be no assurance that the work-for-hire, intellectual property assignment and confidentiality agreements entered into by our employees and consultants, advisors and collaborators will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know- how or other proprietary information. The scope and enforceability of patent claims are not systematically predictable with absolute accuracy. The strength of our own patent rights depends, in part, upon the breadth and scope of protection provided by the patent and the validity of our patents, if any.

Impairments of the carrying amounts of intangible asset could negatively affect our financial condition and results of operations.

Our intangible asset balance consists of our patented process to develop germinated whole grain wheat flour, and hydroxyl generation systems, including the associated R&D, trademark, brand logo, web domain, customer list, device firmware and software, and product blue prints. We test our assets for impairment annually or more frequently if events or circumstances indicate it is more likely than not that the fair value of our intangible asset is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections (for example due to regulatory or industry changes), disposals of significant components of our business, unexpected business disruptions, unexpected significant declines in operating results, or significant adverse changes in the markets in which we operate. We test our intangible asset for impairment by comparing the estimated fair value with its carrying amount. If the carrying amount of the asset exceeds its estimated fair value, we record an impairment loss based on the difference between fair value and carrying amount.

While there was no single determinative event or factor, the consideration in totality of several factors that developed during the fourth quarter of 2024 led us to conclude that it was possible that the fair value of our intangible asset was below their carrying amounts. These factors included: (i) a sustained decrease in our share price in 2024, which reduced our market capitalization below the book value of net assets; (ii) lack of financing raised during 2024 due to the economic environment; (iii) delays in the launch of the sale of our UN(THINK) flour. Impairment of Company’s intangible asset could have a material adverse effect on our business, operating results and financial condition.

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us or our clients by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Some competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

- adversely affect relationships with future clients;
- cause delays or stoppages in providing products;
- divert management’s attention and resources;
- require technology changes to our platform that would cause our Company to incur substantial cost;
- subject us to significant liabilities; and
- require us to cease some or all business activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys' fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on devices in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If we are unable to obtain or defend our patents, our business could be materially adversely affected.

Our patent position is highly uncertain and involves complex legal and factual questions. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced under our patents or in third-party patents. For example, we might not have been the first to make the inventions covered by each of our pending patent applications and provisional patents; we might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our pending patent applications will result in issued patents; our issued patents may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

We have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, such preferred position would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and we do not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Many of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our partners, collaborators, employees and consultants, as well as through other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

International intellectual property protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent and other intellectual property law outside the United States is more uncertain and is continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in opposition proceedings to determine the validity of its foreign patents or its competitors' foreign patents, which could result in substantial costs and diversion of its efforts and loss of credibility with customers.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As our industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

We have a limited operating history on which to judge our business prospects and management.

Our company was incorporated and commenced operations in 2017. Accordingly, we have only a limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including increasing the number of affiliates, our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines, our ability to develop and market new products, control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

We may not be able to continue as a going concern.

The Company has incurred substantial operating losses since its inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As reflected in the financial statements, the Company had an accumulated deficit of approximately $60.8 million at December 31, 2024, a net loss of approximately $16.3 million, and approximately $5.3 million of net cash used in operating activities for the year ended December 31, 2024. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its technology that is currently in development. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company is seeking additional financing to support its growth plans. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares.

Our management team will be required to devote substantial time to regulatory compliance which may divert our attention from the day-to-day management of our business.

Our management team will require substantial attention from our senior management and could divert our attention away from the day-to-day management of our business. Regulatory compliance is increasingly complex and management may not have experience in all areas of public company compliance. The management team will seek assistance from external resources when appropriate for public company regulatory compliance and tax regulatory compliance for applicable jurisdictions.

The Company may become subject to litigation, which may have a material adverse effect on the Company’s reputation, business, results from operations, and financial condition.

The Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively.

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s Chief Executive Officer and technical experts. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its intellectual property. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute the Company’s business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of the Company’s employees.

The size of the Company's initial target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data.

Because high growth crop technology is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company's estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly follows market research.

The Company's industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition.

The agriculture industry and various verticals within it are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners and or customers if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company's operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company's industry may intensify which could negatively impact its profitability.

The Company will be reliant on information technology systems and may be subject to damaging cyberattacks.

The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a risk. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company's officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

Although certain officers and board members of the Company are expected to be bound by anti-circumvention agreements limiting their ability to enter into competing and/or conflicting ventures or businesses, the Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company's executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company's executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company's business and affairs and that could adversely affect the Company's operations. These business interests could require significant time and attention of the Company's executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

There is no guarantee that how the Company uses its available funds will yield the expected results or returns which could impact the business and financial condition of the Company.

The Company cannot specify with certainty the particular uses of available funds. Management has broad discretion in the application of its proceeds. Accordingly, a holder of shares will have to rely upon the judgment of management with respect to the use of available funds, with only limited information concerning management's specific intentions. The Company's management may spend a portion or all of the available funds in ways that the Company's shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser's investment. The failure by management to apply these funds effectively could harm the Company's business. Pending use of such funds, the Company might invest the available funds in a manner that does not produce income or that loses value.

Our Articles of incorporation, by-laws and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders' meetings.

The *Investment Canada Act* requires any person that is non-Canadian (as defined in the *Investment Canada Act*) who acquires "control" (as defined in the *Investment Canada Act*) of an existing Canadian business to file either a pre-closing application for review or notification with Innovation, Science and Economic Development Canada. An acquisition of control is a reviewable transaction where prescribed financial thresholds are exceeded. The *Investment Canada Act* generally prohibits the implementation of a reviewable transaction unless, after review, the relevant Minister is satisfied that the acquisition is likely to be of net benefit to Canada. Under the national security regime in the *Investment Canada Act*, the federal government may undertake a discretionary review of a broader range of investments by a non-Canadian to determine whether such an investment by a non-Canadian could be "injurious to national security." Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the *Competition Act* (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner of Competition jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal on the basis that it would, or would be likely to, substantially prevent or lessen competition. This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if (i) that person (and their affiliates) would hold, in the aggregate, more than 20% of all of our outstanding voting shares, (ii) certain financial thresholds are exceeded, and (iii) no exemption applies. Where a person (and their affiliates) already holds, in the aggregate, more than 20% of all of our outstanding voting shares, a notification must be filed if (i) the acquisition of additional shares would bring that person's (and their affiliates) holdings to over 50%, (ii) certain financial thresholds are exceeded and (iii) no exemption applies. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless compliance with the waiting period has been waived or the Commissioner of Competition provides written notice that he does not intend to challenge the acquisition. The Commissioner of Competition's review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

We are governed by the corporate laws of British Columbia, Canada which in some cases have a different effect on shareholders than the corporate laws of the United States.

We are incorporated under the *Business Corporations Act (British Columbia)* (the "BC Act") and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BC Act and Delaware General Corporation Law ("DGCL") that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles) the BC Act generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the BC Act a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Risks Related to the Ownership of Our Common Shares

New laws, regulations, and standards relating to corporate governance and public disclosure may create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.

These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, may evolve over time as new guidance is provided by the courts and other bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a public company subject to these rules and regulations, we may find it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

The market price of our common shares and Series A Warrants may be volatile, and you may not be able to resell your common shares and Series A Warrants at or above the acquisition price.

The market price for our common shares and Series A Warrants may be volatile and subject to wide fluctuations in response to factors including the following:

- actual or anticipated fluctuations in our quarterly or annual operating results;
- changes in financial or operational estimates or projections;
- conditions in markets generally;
- changes in the economic performance or market valuations of companies similar to ours;
- general economic or political conditions in the United States or elsewhere;
- any delay in development of our products or services;
- failure to comply with regulatory requirements;
- inability to commercially launch products and services and market and generate sales of our products and services;
- developments or disputes concerning intellectual property rights;
- our or our competitors' technological innovations;
- general and industry-specific economic conditions that may affect our expenditures;
- changes in market valuations of similar companies;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents;
- future sales of our common shares or other securities, including shares issuable upon the exercise of outstanding warrants or convertible securities or otherwise issued pursuant to certain contractual rights;
- period-to-period fluctuations in our financial results; and
- low or high trading volume of our common shares due to many factors, including the terms of our financing arrangements.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be significant impact on the market price of our common shares. Additionally, as we approach the announcement of anticipated significant information and as we announce such information, we expect the price of our common shares to be particularly volatile and negative results would have a substantial negative impact on the price of our common shares and Series A Warrants.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. The market price of our common shares and Series A Warrants will fluctuate and there can be no assurances about the levels of the market prices for our common shares and Series A Warrants.

In some cases, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

As an "emerging growth company" under applicable law, we will be subject to lessened disclosure requirements, which could leave our shareholders without information or rights available to shareholders of more mature companies.

For as long as we remain an "emerging growth company" as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;
- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;
- taking advantage of an extension of time to comply with new or revised financial accounting standard; and
- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an "emerging growth company." Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. We cannot predict whether investors will find our common shares less attractive if we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may be more volatile.

We are also a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act and have elected to follow certain scaled disclosure requirements available to smaller reporting companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an "emerging growth company" our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates and may contain less or more modified disclosure than those public companies. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common shares.

FINRA sales practice requirements may also limit your ability to buy and sell our common shares, which could depress the price of our shares.

Financial Industry Regulatory Authority, Inc. (FINRA) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common shares or Series A Warrants, our securities' price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our common shares and Series A Warrants could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our common shares and Series A Warrants or trading volume to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common shares, which may adversely affect the market price of our common shares and Series A Warrants.

Our Board of Directors may determine from time to time that it needs to raise additional capital by issuing additional shares of our common shares or other securities. Except as otherwise described in this filing, we will not be restricted from issuing additional common shares, including securities that are convertible into or exchangeable for, or that represent the right to receive common shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common shares and Series A Warrants, or all of them. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preference shares, upon our liquidation, holders of our debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common shares.

An investment in our Series A Warrants is speculative in nature and could result in a loss of your investment therein.

The Series A Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Series A Warrants may exercise their right to acquire the common shares and pay an exercise price of $30,000 per share (exercising 50 warrants at $600 per warrant to receive one common share), prior to three years from the date of issuance, after which date any unexercised Series A Warrants will expire and have no further value. Moreover, the market value of the Series A Warrants is uncertain and there can be no assurance that the market value of the Series A Warrants will equal or exceed their initial price. There can be no assurance that the market price of the common shares will ever equal or exceed the exercise price of the Series A Warrants, and consequently, whether it will ever be profitable for holders of the Series A Warrants to exercise the Series A Warrants.

Our Series A Warrants and contain a provision which only permits securities claims to be brought in federal court.

Section 11 of our Series A Warrants states in relevant part: "The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan (except for claims brought under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, which must be brought in federal court)". Therefore any claims with respect to our Series A Warrants brought under the Securities Act of 1933 or the Securities Exchange Act must be brought in federal court while all other claims may be brought in federal or state court. Proceedings in federal court may be more expensive than in state court due to more comprehensive rules on how discovery and motion and trial practice are handled. This provision may have a dampening effect on claims brought under these securities laws or limit the ability of the investor to bring a claim in the jurisdiction it deems more favorable. This provision is likely enforceable as requirements regarding bringing securities claims have been met, but it may have the overall effect of discouraging litigation due to the circumstances described herein.

We do not currently intend to pay dividends on our common shares in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common shares.

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends to holders of our common shares in the foreseeable future. Consequently, investors must rely on sales of their common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity.

We are committed to protecting the confidentiality, integrity, and availability of its information systems and the data they contain from cybersecurity threats. We acknowledge that cybersecurity is a dynamic and evolving area of risk that requires ongoing assessment, management, and oversight. As we grow in size and revenue, we intend to work with third party companies to assess, identify, manage, and mitigate material cybersecurity threats, as well as to respond to and recover from cybersecurity incidents, all as necessary.

We recognize the importance of maintaining our technology and data systems. Our cybersecurity policies, standards, processes, and practices are integrated across our operational departments.

Cybersecurity Risk Management and Strategy

As one of the elements of our overall risk management program, we focus on the following key areas:

Technical Safeguards: We have commenced to implement technical safeguards, including but not limited to firewalls, anti-malware functionality and access controls.

Outside Consultants: We have identified and, as appropriate and when we have the budget to do so, will utilize outside consultants, including contractors and other third parties, to among other things, conduct regular testing of our networks and systems to identify vulnerabilities through penetration testing, while also measuring and advising on potential improvements to our incident prevention, response, and documentation procedures.

We have not encountered cybersecurity threats or experienced previously cybersecurity incidents that have materially affected or that we believe are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Governance

Board of Directors Oversight

Our Board is aware of the critical nature of managing risks associated with cybersecurity threats. Management works with our Board to establish oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence. The Board has delegated to our Audit Committee the primary responsibility for oversight of cybersecurity risks.

Management’s Role Managing Risk

Our Executive Team plays a primary role in informing the Audit Committee on cybersecurity risks. These individuals monitor activity and potential risks related to the day-to-day operations of the business, including reviewing results of the work of our outside consultants. They will provide briefings to the Audit Committee on a periodic basis regarding cybersecurity matters, including but not limited to the following:

- Current cybersecurity landscape and emerging threats;
- Status of ongoing cybersecurity initiatives and strategies;
- Incident reporting, if any, and learning from any cybersecurity events;
- Risk mitigation efforts and insurance, and
- Compliance with regulatory requirements and industry standard.

Item 2. Properties

The Company currently leases office space at 800-525 West 8th Avenue, Vancouver, BC V5Z 1C6 as its principal office. The Company will be moving to a virtual office model in order to reallocate rent expenditures to operations.

Item 3. Legal Proceedings

We are subject to the legal proceedings and claims described in detail in “Note 22. Commitments and Contingencies” to the audited financial statements included in this Annual Report on Form 10-K. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this Annual Report on Form 10-K, we do not believe the outcome of such legal proceeding and claims, if determined adversely to us, would be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market information

Our common stock is currently quoted on Nasdaq Capital Market under the symbol “AGRI”, and warrants under the symbol “AGRIW”. The market price has been volatile.

On April 4, 2025, the closing price for our common stock as reported on the Nasdaq Capital Market was $1.16 per share.

Securities outstanding and holders of record

On April 7, 2025, there were approximately 2,124 shareholders of record for our common stock and 1,740,064 shares of our common stock issued and outstanding.

Dividend Policy

We have never paid any cash dividends on our common shares. However, we have paid common share dividends on our preferred stock. Our preferred stock was retired and there were no preferred shares outstanding after the IPO. We anticipate that we will retain funds and future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends on our common shares in the foreseeable future. Any future determination to pay cash dividends on our common shares will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors deems relevant. In addition, the terms of any future debt or credit financings may preclude us from paying dividends.

Information respecting equity compensation plans

The Company adopted a stock option plan originally on December 12, 2018 (the “Option Plan”), as amended, under which the compensation committee of the Board (the “Compensation Committee”) may from time to time in its discretion, recommend changes to the Option Plan to grant to directors, officers, employees and consultants of the Company non-transferable options to purchase common shares (“Options”). The Board of Directors review recommendations and approve changes. As of the date of this filling, the Company has 545 Options outstanding, and 173,461 Options available for future issuances. The Option Plan was approved by the shareholders of the Company on June 10, 2019.

The following table provides information with respect to options outstanding under our Plan as at December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	545	$ 3,810	173,461
Equity compensation plans not approved by security holders	-	-	-
Total	545	$ 3,810	173,461

Recent Sales of Unregistered Securities

The Company had the following sales of unregistered securities during the three months ended March 31, 2024:

164,937 common shares were issued upon conversion of convertible debt.

1,266 common shares were issued to consultants.

1,126 common shares were issued as part of compensation to Company officers.

On February 21, 2024, a Convertible Debt Investor purchased an additional tranche of $1,100,000 in convertible debentures and received 33,411 warrants. The convertible Debentures and Debenture Warrants were issued with an exercise price of $21.40. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, and Fourth tranche of Debentures and the First, Second, Third, Fourth tranche of Debenture Warrants to $21.40.

The Company had the following sales of unregistered securities during the three months ended June 30, 2024:

615,055 common shares were issued upon conversion of convertible debt.

2,323 common shares were issued as part of compensation to Company officers.

157 common shares were issued to consultants.

64 common shares were issued upon conversion of vested prefunded warrants.

On April 11, 2024, an Investor purchased an additional tranche of $550,000. The convertible debt and warrants were issued with an exercise price of $16.30 and $18.00, respectively. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth and Fifth Tranche Debentures and the First, Second, Third, Fourth and Fifth Tranche Warrants to $16.30.

On May 22, 2024, an Investor purchased an additional tranche of $833,000. The convertible debt and warrants were issued with an exercise price of $10.00 and $11.00, respectively. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Debentures and the First, Second, Third, Fourth, Fifth and Sixth Tranche Warrants to $10.00.

The Company had the following sales of unregistered securities during the three months ended September 30, 2024:

95,000 common shares were issued upon conversion of convertible debt.

5,095 common shares were issued as part of compensation to Company officers and employees.

50,000 common shares were issued as consideration for a business combination.

The Company had the following sales of unregistered securities during the three months ended December 31, 2024:

20,000 common shares were issued upon conversion of convertible debt.

376,863 common shares were issued under the Company’s at-the-market offering.

160,000 common shares were issued upon completion of a private placement.

The Company had the following sales of unregistered securities from January 1, 2025 to April 7, 2025:

From January 1, 2025 through April 7, 2025, the Company issued 189,768 common shares upon conversion of convertible debt and conversion of convertible debt in lieu of repayment in cash (principal and interest of $385,269).

On January 16, 2025, institutional investors purchased $7,700,000 of convertible debt and warrants were issued with an exercise price of $2.62 per share. The issuance of the additional tranche triggered the round down provision, adjusting the exercise price of the First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Debentures and First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Warrants to $2.62.

On January 17, 2025, acquired a 5 MW bitcoin mining facility located in Columbiana County, Ohio for $4.5 million in cash.

On March 21, 2025, an Investors purchased an additional tranche of $1,320,000. The convertible debt and warrants were issued with an exercise and strike price of $1.99. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth Fifth, Sixth, Seventh, and January 2025 Tranche Debentures and the First, Second, Third, Fourth, Fifth, Sixth, Seventh, and January 2025 Tranche Warrants to $1.99.

Purchases of Equity Securities by the Issuer or Affiliated Purchasers

There were no repurchases of shares of common stock made during the year ended December 31, 2024.

Item 6. Selected Financial Data

As a registrant that qualifies as a smaller reporting company, the Company is not required to provide the information required by this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Prospective investors should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements." You should review the "Risk Factors" section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Revenues

During the year, the Company sold and delivered its first shipment of hydroxyl generating devices. The shipment consisted of 5 units for gross sales of $40,845.

The Company sells its products directly to customers and indirectly to customers through sales brokers.

During the fourth quarter of 2024, the Company generated $26,572 of digital assets from its crypto asset production operations.

Operating Expenses

Operating expenses primarily consist of wages and salaries, professional fees, consulting, office and administration, investor and public relations, research and development, and share-based compensation. Operating expenses decreased in the year ended December 31, 2024 as compared to December 31, 2023 by $774,813 or 6.95% primarily due to the following:

- Professional fees and consulting decreased by $533,953 and $857,736, respectively due to a significant decrease in M&A spending during 2024 as a result of the Company focusing on organic growth of currently active ventures and acquisition of crypto production assets.
- Investor and public relations expenses decreased by $174,233 due to fewer investor and public relations advisory services utilized in 2024 for communication.
- Wages and salaries decreased by $660,665 due to a reduction in staff head count in 2024.
- Travel and entertainment decreased by $42,357 due to a reduction in travel for foreign business development.
- Sales and marketing decreased by $80,201 due to significant reductions in sales and marketing. During 2023 there funds were spent on website upgrades, social media campaigns, and market testing. Fewer similar expenditures were incurred in 2024.
- Share based compensation decreased by $453,991 due to a significant number of option forfeitures from lower staff head count.
- Lease expense decreased $229,793 due to the termination of the Company's long term office lease in 2023. The Company moved to a virtual office in 2024 to reduce costs.
- Office and administrative costs decreased by $372,415 due to a lower number of employees and contractors employed by the Company in 2024.
- Write down of construction in progress deposit decreased by $1,963,304, as no similar expense was recorded in 2024.
- Write off of inventory increased by $38,470 due to the write off of expired UnThink Inventory during 2024.
- Legal settlement expense increased by $111,196 during 2024 due to a settlement reached in one of the Company's legal claims.
- Write off of deposit increased by $50,000 due to the write-off of a construction deposit for a facility construction project that the Company is no longer progressing.

This was partially offset by the following:

- Impairment loss on intangible assets increased by $4,137,271 due to an impairment on the UN(THINK) intangible asset, none for 2023.
- Research and development increased by $204,765 increased funds spent on R&D for RCS product development after the acquisition of RCS in 2024.
- Shareholder and regulatory increased $44,307 due to increased AGM services obtained during the 2024 AGM.
- Repairs and maintenance expense increased by $20,610 due to the required repairs to the Company's crypto production assets, none in 2023.

Other Expenses / (Income)

Other expense for the year ended December 31, 2024 increased due to the following:

- Change in fair value of derivative liabilities decreased by $7,968,356. The gain on changes in fair value of derivative liabilities has decreased significantly due to a larger decrease in the value of the Company's warrants and convertible debt features from 2023. The decrease in AGRI's share price continued in 2024, resulting in an additional gain in 2024, however the decrease was less significant than in 2023.
- Loss on conversion of convertible debt increased by $437,128 as investors converted significant amounts of convertible debentures due to the first triggering of the down round feature in 2024, as well as the repayments in 2024 being entirely comprised of share issuance in lieu of cash. These resulted in a net loss on conversion.
- Loss on debt extinguishment increased by $2,124,371 due to the down round triggers in 2024, a significant amount of convertible debentures were converted and resulted in a greater than 10% change in the present value of future cash flows. This resulted in recording a debt extinguishment.
- Change in fair value of long-term investment increased by $97,488. The investment in RCS decreased from 14% to Nil when RCS was fully acquired by the Company in Q3, 2024. RCS's assets were fully acquired, accounting for a partial investment was no longer required.

This was partially offset by the following:

- Accretion interest on debentures decreased by $4,984,577 due to the settlement of several tranches of convertible debentures during the year. The debenture balance decreased to $1,443,209 in December 2024 when compared to the outstanding balance of $4,084,643 in December 2023, due to significant conversions and extinguishments in the year, therefore significantly less accretion interest was recorded.
- The gain on extinguishment of warrant liability of $14,769 relates to the expiry of IPO warrants on July 16, 2024. No similar expiries occurred in 2023.
- Foreign exchange loss decreased by $279,229 due to a stronger USD during 2024, as cash is held primarily in USD, while expenses are incurred in CAD.
- A decrease of $101,432 in other loss. In 2024, other loss consisted only of the loss on disposal of fixed assets in the period.
- An decrease in other income of $57,148, which relates to interest income on cash held in bank accounts.

Critical Accounting Estimates

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("asset group"). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value has been determined using an income approach.

Fair value determinations of intangible assets require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating whether our long-lived assets are recoverable requires us to make assumptions and estimates regarding our future plans, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, discount rates, growth rates, contributory asset charges, and other market factors. If current expectations of future growth rates and margins are not met, if market factors outside of our control, such as discount rates, change, or if management's expectations or plans otherwise change, then our intangible might become impaired in the future.

Our intangible asset balance consists of our patented process to develop germinated whole grain wheat flour and hydroxyl generation systems, including the associated R&D, trademark, brand logo, web domain, customer list, device firmware and software, and product blue prints. We test our indefinite-lived intangible assets for impairment annually or more frequently if events or circumstances indicate it is more likely than not that the fair value of our indefinite-lived intangible asset is less than its carrying amount. Such events and circumstances could include a sustained decrease in our market capitalization, increased competition or unexpected loss of market share, increased input costs beyond projections (for example due to regulatory or industry changes), disposals of significant components of our business, unexpected business disruptions, unexpected significant declines in operating results, or significant adverse changes in the markets in which we operate.

While there was no single determinative event or factor, the consideration in totality of several factors that developed during the third quarter of 2024 led us to conclude that it was possible that the fair value of our intangible asset was below their carrying amounts. These factors included: (i) a sustained decrease in our share price in 2024, which reduced our market capitalization below the book value of net assets; (ii) lack of financing raised during 2024 due to the economic environment (iii) delays in the launch of the sale of our UN(THINK) flour;

Accordingly, we performed an impairment test on our intangible assets as of September 30, 2024 based on the asset's fair value based discounted future cash flows. As a result of our impairment test, we determined that an intangible asset was impaired as of September 30, 2024. We recorded impairment on the intangible asset.

Equity-linked instruments

The fair value of the Company's warrants is determined in accordance with FASB ASC 820, "Fair Value Measurement," which establishes a fair value hierarchy that prioritizes the assumptions (inputs) to valuation techniques used to price assets or liabilities that are measured at fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The guidance for fair value measurements requires that assets and liabilities measured at fair value be classified and disclosed in one of the following categories:

- Level 1: Defined as observable inputs, such as quoted (unadjusted) prices in active markets for identical assets or liabilities.

- Level 2: Defined as observable inputs other than quoted prices included in Level 1. This includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Defined as unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, Derivatives and Hedging ("ASC 815"), which provides that if three criteria are met, the Company is required to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which;

(a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and

(c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

ASC 815 also provides an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as "The Meaning of Conventional Convertible Debt Instrument."

The Company accounts for convertible instruments (when it has determined that the embedded conversion options should not be bifurcated from their host instruments) in accordance with professional standards when "Accounting for Convertible Securities with Beneficial Conversion Features," as those professional standards pertain to "Certain Convertible Instruments."

The debenture conversion features are categorized as a Level 3 financial instrument. The Company utilized the Monte Carlo option-pricing for valuing the convertible features.

The First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche of Debenture Warrants, collectively (the "Debenture Warrants") are categorized as a Level 3 financial instrument. The Company utilized the Monte Carlo option-pricing model to value the Debenture Warrants.

The most subjective assumptions in such option pricing models include the implied volatility, expected term, risk-free rate and the probability of triggering the down-round provisions.

Share Based Compensation

The Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee's requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model (the "Black-Scholes model"). This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life, and expected volatility in the market value of the underlying common stock. The Company recognizes any forfeitures as they occur.

Income Taxes

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted at period-end.

Deferred tax assets, including those arising from tax loss carryforwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.

Liquidity and Capital Resources

The Company's primary need for liquidity is to fund working capital requirements, capital expenditures, and general corporate purposes. The Company's ability to fund operations and make planned capital expenditures and debt service obligations depends on future operating performance and cash flows, which are subject to prevailing economic conditions, financial markets, business and other factors. We recorded a net loss of $16,274,815 for the year ended December 31, 2024 compared to $11,733,210 for the year ended December 31, 2023; and recorded an accumulated deficit of $60,782,119 as of December 31, 2024 ($44,507,304 – as of December 31, 2023). Net cash used in operating activities for the year ended December 31, 2024 was $5,271,278 compared to $6,505,072 for the year ended December 31, 2023.

The Company had $489,868 in cash as at December 31, 2024 as compared to $3,878,578 as at December 31, 2023.

Our future capital requirements will depend on many factors, including:

- the cost and timing of our regulatory activities, especially the process to obtain regulatory approval for our intellectual properties in the U.S. and foreign countries;
- the costs of R&D activities we undertake to further develop our technology;
- the costs of constructing our grow houses, including any impact of complications, delays, and other unknown events;
- the costs of commercialization activities, including sales, marketing and production;
- the costs of our mergers and acquisitions activity;
- the level of working capital required to support our growth; and
- our need for additional personnel, information technology or other operating infrastructure to support our growth and operations as a public company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company is at an early stage of development. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern.

For the next twelve months from issuance of these financial statements, the Company will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company's ability to pay dividends or make other distributions to shareholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company's ability to raise capital, management believes that there is substantial doubt in the Company's ability to continue as a going concern for twelve months from the issuance of these financial statements.

Cash Flows

The net cash used by operating activities for the year ended December 31, 2024 was $5,271,278 compared to $6,505,072 for the year ended December 31, 2023. The change of $1,233,794 was primarily due to the following:

- An increase in impairment of intangible assets of $4,137,271 due to a significant decrease in the Company's share price indicating that impairment testing of the asset was required. The enterprise valuation approach was utilized to determine the value of the impairment. No similar impairment was required in 2023.
- An increase to the loss on debt conversions and debt extinguishment of $437,128 and $2,124,371, respectively as a result of unscheduled conversions of debentures into the Company's common shares which triggered extinguishments of debt due to the change of the fair value of the debt after the conversions.
- Non-cash change in fair value of derivative liabilities decreased by $7,968,356 due to (1) the draw down as well as the extinguishment of conversion feature derivatives as a result of significant conversions of several tranches of debentures, and (2) the Company's stock price stabilizing during 2024, resulting in the smaller revaluation adjustment as at December 31, 2024.

This was partially offset by the following:

- An increase in net loss of $4,541,605 due to operating expenses noted above.
- Write down of construction in progress deposit of $1,963,304 due to the termination of an agreement with a construction contractor.
- An decrease to amortization of debt issuance costs of $5,181,661 as the carrying value of the debentures were lower as at December 31, 2024 compared to December 31, 2023.
- An increase in prepaid expenses and other current assets used in operating activities of $599,869 due to utilization of consulting retainers and as well as additional prepayments made during the year ended December 31, 2024 for various services.
- A decrease of share-based compensation of $295,153 due to forfeiture of stock options by departed employees.
- A decrease of shares issued for compensation of $382,534 due to a lower employee headcount in 2024 than in 2023.
- A decrease of shares issued for consulting services of $296,687 due to fewer consultants engaged in 2024.
- All other items in an aggregate amount of $172,519.

The net cash used in investing activities for the year ended December 31, 2024, was used for the purchase of the Redwater property, which consisted of $839,937 for a power plant and equipment; and $673,769 for a power generation agreement. In addition, $356,079 was paid as cash consideration for the RCS business combination, which was completed in the period.

During the year ended December 31, 2023, net cash used in investing activities was for the purchase of an equity investment in RCS for $225,000.

Net cash provided by financing activities for the year ended December 31, 2024 represents net proceeds from debentures of $2,250,000, as well as proceeds from common shares issued for cash of $2,775,616. This was offset by $1,331,467 paid for repayment of convertible debentures and $84,463 related to the financing costs of debentures held by the Company. Net cash provided by financing activities for the year ended December 31, 2023, represents net proceeds from debentures of $9,615,385 as well as common shares issued for cash of $1,342,915. This was partially offset by repayments on convertible debentures of $2,143,091, financing costs of debentures of $387,917 and share issuance costs of $153,220.

Off Balance Sheet Arrangements

None.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a registrant that qualifies as a smaller reporting company, AgriFORCE™ is not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
AgriFORCE Growing Systems Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AgriFORCE Growing Systems Ltd. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2023-07, *Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures*, and accordingly has modified its segment disclosures using the retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP (PCAOB ID 688)

We have served as the Company’s auditor since 2020

Costa Mesa, CA
April 7, 2025

AGRIFORCE GROWING SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in US dollars)

	Note	December 31, 2024	December 31, 2023
ASSETS			
Current			
Cash		$ 489,868	$ 3,878,578
Digital assets		26,282	-
Other receivable		115,520	30,859
Deposit receivable		73,849	-
Prepaid expenses and other current assets	5	559,271	272,872
Inventories	6	42,443	38,857
Total current assets		1,307,233	4,221,166
Non-current			
Property and equipment, net	7	808,895	11,801
Intangible assets, net	8	8,307,690	12,733,885
Lease deposit, non-current		45,224	63,708
Construction in progress	9	-	113,566
Goodwill	4	294,941	-
Investment	10	-	223,801
Total assets		$ 10,763,983	$ 17,367,927
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Accounts payable and accrued liabilities	11	$ 2,583,295	$ 1,942,011
Debentures	12	1,443,209	4,084,643
Contract liabilities	13	-	15,336
Derivative liabilities	14	293,761	-
Total current liabilities		4,320,265	6,041,990
Non-current			
Derivative liabilities	14	191,902	2,690,308
Long term loan	15	41,699	45,365
Other liabilities		98,864	25,684
Total liabilities		4,652,730	8,803,347
Commitments and contingencies	22		
Shareholders' equity			
Common shares, no par value per share - unlimited shares authorized; 1,550,296 and 58,415 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively*	16	65,042,657	49,828,942
Additional paid-in-capital	16	2,964,795	3,472,444
Obligation to issue shares	16	44,214	97,094
Accumulated deficit		(60,782,119)	(44,507,304)
Accumulated other comprehensive loss		(1,158,294)	(326,596)
Total shareholders' equity		6,111,253	8,564,580
Total liabilities and shareholders' equity		$ 10,763,983	$ 17,367,927

*Periods presented have been adjusted retroactively to reflect the 1:50 reverse stock split effected on October 11, 2023, and the 1:100 reverse stock split effected on December 5, 2024. Additional information regarding the reverse stock splits may be found in Note 1 – Nature of Operations and Basis of Presentation included in the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFORCE GROWING SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in US dollars)
For the years ended December 31, 2024 and 2023

	Note	2024	2023
Revenue	17	$ 67,887	$ 16,281
Cost of sales		89,115	13,577
Gross profit (loss)		(21,228)	2,704
OPERATING EXPENSES			
Wages and salaries		2,300,904	2,961,569
Write down of construction in progress deposit	9	-	1,963,304
Consulting		423,500	1,281,236
Professional fees		655,031	1,188,984
Office and administrative		669,310	1,041,725
Share based compensation		387,090	841,081
Depreciation and amortization	7 & 8	667,061	679,844
Investor and public relations		273,492	447,725
Lease expense	21	60,224	290,017
Sales and marketing		141,638	221,840
Shareholder and regulatory		165,779	121,472
Travel and entertainment		67,867	110,224
Research and development	20	211,354	6,589
Repairs and Maintenance		20,610	-
Write-off of inventory		38,470	-
Write-off of deposit		50,000	-
Legal Settlement		111,196	-
Intangible asset impairment	8	4,137,271	-
		10,380,797	11,155,610
Operating loss		(10,402,025)	(11,152,906)
OTHER EXPENSES / (INCOME)			
Foreign exchange loss (gain)		(204,218)	75,009
Change in fair value of derivative liabilities	14	(1,392,530)	(9,360,886)
Accretion of interest on debentures	12	2,978,722	7,963,299
Loss (gain) on conversion of convertible debt	12	1,627,858	1,190,730
Loss on debt extinguishment	12	2,805,306	680,935
Loss (gain) on extinguishment of warrant liability		(14,769)	-
Change in fair value of long-term investment	4	97,488	-
Other loss		4,252	105,684
Write-off of deposit		-	12,000
Other income		(29,319)	(86,467)
Net loss		(16,274,815)	(11,733,210)
Other comprehensive loss			
Foreign currency translation		(831,698)	316,114
Comprehensive loss		$ (17,106,513)	$ (11,417,096)
Earnings per share:			
Basic		$ (22.81)	$ (1,011.05)
Diluted		$ (28.84)	$ (1,011.05)
Weighted average number of common shares outstanding – basic and diluted*			
Basic		713,627	11,605
Diluted		407,311	11,605

*Periods presented have been adjusted retroactively to reflect the 1:50 reverse stock split effected on October 11, 2023, and the 1:100 reverse stock split effected on December 5, 2024. Additional information regarding the reverse stock splits may be found in Note 1 – Nature of Operations and Basis of Presentation included in the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFORCE GROWING SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in US dollars, except share numbers)

	Note	Common Shares # of Shares*	Common Shares Amount	Additional Paid-in-capital	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive income (loss)	Total Shareholders' Equity
Balance, December 31, 2022		3,159	$ 27,142,762	$ 16,816,695	$ -	$ (32,774,094)	$ (642,710)	$ 10,542,653
Shares issued for conversion of convertible debt	12 & 16	45,670	9,292,871	-	-	-	-	9,292,871
Shares issued for compensation	16	540	348,199	-	97,094	-	-	445,293
Shares issued for consulting services	16	5,811	324,311	-	-	-	-	324,311
Shares issued for cash, net of issuance costs	16	1,249	939,695	-	-	-	-	939,695
Shares issued in private placement	16	200	204,880	-	-	-	-	204,880
Shares issued on conversion of vested prefunded warrants	8 & 16	1,413	11,576,224	(11,576,224)	-	-	-	-
Fractional shares issued due to roundup from 2023 reverse split		373	-	-	-	-	-	-
Cancelled prefunded warrants	5	-	-	(2,085,960)	-	-	-	(2,085,960)
Share based compensation	16	-	-	317,933	-	-	-	317,933
Net loss		-	-	-	-	(11,733,210)	-	(11,733,210)
Foreign currency translation		-	-	-	-	-	316,114	316,114
Balance, December 31, 2023		58,415	$ 49,828,942	$ 3,472,444	$ 97,094	$ (44,507,304)	$ (326,596)	$ 8,564,580
Shares issued for conversion of convertible debt	12 & 16	894,991	11,469,407	-	-	-	-	11,469,407
Shares issued for compensation	16	8,545	115,639	-	(52,880)	-	-	62,759
Shares issued for consulting services	16	1,423	27,624	-	-	-	-	27,624
Shares issued for business combination	4	50,000	295,000	-	-	-	-	295,000
Shares issued for cash	16	536,863	2,775,616	-	-	-	-	2,775,616
Shares issued on conversion of vested prefunded warrants	8 & 16	64	530,429	(530,429)	-	-	-	-
Fractional shares rounded down from 2024 reverse split		(5)	-	-	-	-	-	-
Share based compensation	16	-	-	22,780	-	-	-	22,780
Net loss		-	-	-	-	(16,274,815)	-	(16,274,815)
Foreign currency translation		-	-	-	-	-	(831,698)	(831,698)
Balance, December 31, 2024		1,550,296	$ 65,042,657	$ 2,964,795	$ 44,214	$ (60,782,119)	$ (1,158,294)	$ 6,111,253

*Periods presented have been adjusted retroactively to reflect the 1:50 reverse stock split effected on October 11, 2023, and the 1:100 reverse stock split effected on December 5, 2024. Additional information regarding the reverse stock splits may be found in Note 1 – Nature of Operations and Basis of Presentation included in the notes to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

AGRIFORCE GROWING SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
For the years ended December 31, 2024 and 2023

	Note	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the year		$ (16,274,815)	$ (11,733,210)
Adjustments to reconcile net loss to net cash used in operating activities:			
Write down of construction in progress deposit	9	-	1,963,304
Depreciation and amortization	7 & 8	667,061	679,844
Impairment of intangible asset	8	4,137,271	-
Share based compensation	16	22,780	317,933
Shares issued for consulting services	16	27,624	324,311
Shares issued for compensation	16	62,759	445,293
Loss (gain) on debt conversion	12	1,627,858	1,190,730
Loss on debt extinguishment	12	2,805,306	680,935
Loss on disposal of fixed assets	7	4,252	75,362
Loss on long-term investment	4	97,488	-
Loss on termination of right of use asset		-	30,322
Amortization of debt issuance costs		2,583,211	7,764,872
Write-off of deposit		50,000	12,000
Prepaid research and development	20	63,566	-
Change in fair value of derivative liabilities	14	(1,392,530)	(9,360,886)
Changes in operating assets and liabilities:			
Revenue from crypto asset production	17	(26,282)	
Other receivables		(84,661)	18,082
Prepaid expenses and other current assets	5	(286,399)	313,470
Inventories		(3,586)	(38,857)
Deposit receivable		(73,849)	
Lease deposit asset		15,502	(63,708)
Contingent payable		80,218	-
Accounts payable and accrued liabilities	11	641,284	834,147
Contract liabilities		(15,336)	15,300
Lease deposit liability		-	25,684
Net cash used in operating activities		(5,271,278)	(6,505,072)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of investment	10	-	(225,000)
Acquisition of plant and equipment	4	(839,937)	-
Acquisition of power agreement	4	(673,769)	-
Cash consideration paid for business combination	4	(356,079)	-
Net cash used in investing activities		(1,869,785)	(225,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from common shares issued for cash	16	2,775,616	1,342,915
Share issuance costs paid		-	(153,220)
Proceeds from debentures – net of discount		2,250,000	9,615,385
Repayment of convertible debentures		(1,331,467)	(2,143,091)
Financing costs of debentures		(84,463)	(387,917)
Net cash provided by financing activities		3,609,686	8,274,072
Effect of exchange rate changes on cash		142,667	65,258
Change in cash		(3,388,710)	1,609,258
Cash, beginning of year		3,878,578	2,269,320
Cash, end of year		$ 489,868	$ 3,878,578
Supplemental cash flow information:			
Cash paid during the period for interest		$ 53,403	$ 198,427
Supplemental disclosure of non-cash investing and financing transactions			
Initial fair value of debenture warrants ("Second Tranche Warrants")		$ -	$ 2,378,000
Initial fair value of conversion feature of debentures ("Second Tranche Debentures")		-	1,599,000
Initial fair value of debenture warrants ("Third Tranche Warrants")		-	1,251,000
Initial fair value of conversion feature of debentures ("Third Tranche Debentures")		-	1,152,000
Initial fair value of debenture warrants ("Fourth Tranche Warrants")		-	1,053,000
Initial fair value of conversion feature of debentures ("Fourth Tranche Debentures")		-	1,065,000
Reclassified accrued construction in progress fees		-	39,875
Shares issued for conversion of convertible debt		-	9,292,871
Initial fair value of debenture warrants ("Fifth Tranche Warrants")		564,000	-
Initial fair value of conversion feature of debentures ("Fifth Tranche Debentures")		359,000	-
Initial fair value of debenture warrants ("Sixth Tranche Warrants")		198,000	-
Initial fair value of conversion feature of debentures ("Sixth Tranche Debentures")		242,000	-
Initial fair value of conversion feature of debentures ("Seventh Tranche Debentures")		297,000	-
Initial fair value of debenture warrants ("Seventh Tranche Warrants")		369,000	-
Shares issued for conversion of convertible debt		11,469,407	-
Prefunded warrants related to land deposit cancelled		-	2,085,960

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in US Dollars, except where noted)

1. BUSINESS OVERVIEW

AgriFORCE Growing Systems Ltd. ("AgriFORCE™" of the "Company") was incorporated as a private company by Articles of Incorporation issued pursuant to the provisions of the *Business Corporations Act (British Columbia)* on December 22, 2017. The Company's registered and records office address is at 800 – 525 West 8th Avenue, Vancouver, British Columbia, Canada, V5Z 1C6.

The Company is an innovative sustainable technology focused company that strives to innovate and deliver sustainable technology solutions across a wide array of verticals utilization of our proprietary intellectual property to businesses and enterprises through our AgriFORCE™ Solutions division ("Solutions") and deliver innovative flour products through our AgriFORCE™ Brands division ("Brands"). In the third quarter of 2024, the Company bought the assets of the Radical Clean Solutions ("RCS") business for which it had bought an exclusive license to the agricultural industry in 2023. During 2023, the Company commenced efforts to launch its UN(THINK) Awakened Flour™, which is a nutritious flour that we believe provides health advantages over traditional flour.

Solutions' legacy focus was to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment ("FORCEGH+™"). The Company has designed FORCEGH+™ facilities to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible whilst substantially eliminating the need for the use of pesticides and/or irradiation. During 2024, the Company has changed its focus to broaden the use of its proprietary intellectual property across multiple industries. For instance, the Company through its RCS purchase is now able to utilize that technology to deliver solutions across multiple industries, including not only agriculture, but other industries including hospitality, commercial applications, education institutions, residential real estate and transportation.

Brands is focused on the development and commercialization of plant-based ingredients and products that deliver healthier and more nutritious solutions. We strive to market and commercialize both branded consumer product offerings and ingredient supply.

As of the fourth quarter of 2024, the Company has entered into the sustainable Bitcoin mining industry and has completed two acquisitions since late November 2024 pursuant to which the Company now owns and operates three Bitcoin mining facilities, one in Alberta, Canada and two in Ohio, for a total of 1120 BITMAIN Antminer S19j units. The facility is powered by sustainable energy, advancing AgriFORCE's mission to integrate innovative technologies that promote environmental stewardship while generating significant financial returns. The Company is proud to announce the launch of sustainable agricultural operations at its newly acquired Bitcoin mining facility in Sturgeon County, Alberta, Canada. By harnessing the excess heat and carbon emissions from Bitcoin mining, AgriFORCE is pioneering a novel approach to promote agricultural productivity while reducing environmental impact.

2. BASIS OF PREPARATION

Basis of Presentation

The accompanying audited consolidated financial statements (the "financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The financial statements and accompanying notes are the representations of the Company's management, who are responsible for their integrity and objectivity. In the opinion of the Company's management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Principal of Consolidation

Our consolidated financial statements include the accounts of our wholly owned subsidiaries. We consolidate variable interest entities (VIEs) when we have variable interests and are the primary beneficiary. The Company has no VIEs.

All inter-company balances and transactions have been eliminated on consolidation. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

Name of entity:	Country of Incorporation	Purpose	Date of Incorporation
AgriFORCE Growing Systems Ltd.	Canada	Parent Company	Dec 22, 2017
un(Think) Food Company Canada Ltd.*	Canada	Food Product Manufacturing	Dec 4, 2019
West Pender Holdings, Inc.	United States	Real Estate Holding and Development Company	Sep 1, 2018
AgriFORCE Investments Inc.	United States	Holding Company	Apr 9, 2019
West Pender Consulting Company	United States	Management Advisory Services	Jul 9, 2019
AGI IP Co.	United States	Intellectual Property	Mar 5, 2020
un(Think) Food Company	United States	Food Product Manufacturing	June 20, 2022
AgriFORCE Europe BV*	Belgium	Holding Company	March 29, 2023
AgriFORCE Belgium BV*	Belgium	Holding Company	March 29, 2023
GrowForce BV*	Belgium	Holding Company	June 19, 2023
Radical Technologies, Ltd.	New York	Hydroxyl Device Manufacturing Company	November 25, 2024
AF Redwater, Inc.	Alberta	Crypto Asset Production Company	November 26, 2024

* Entities have been dissolved.

Functional and Reporting Currency

The functional currency for each entity included in these consolidated financial statements is the currency of the primary economic environment in which the entity operates. These consolidated financial statements are presented in United States dollars ("USD"). Currency conversion to USD is performed in accordance with ASC 830, Foreign Currency Matters.

Use of Estimates

The preparation of our financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Significant estimates reflected in these financial statements include, but are not limited to, accounting for share-based compensation, valuation of derivative liabilities, valuation of embedded conversion feature, going concern, business combination, impairment as well as depreciation method. Actual results could differ from these estimates and those differences could be material.

Going Concern

The Company has incurred substantial operating losses since its inception, expects to continue to incur significant operating losses for the foreseeable future, and may never become profitable. As reflected in the financial statements, the Company had a working capital deficiency of $2.7 million, an accumulated deficit of approximately $60.8 million at December 31, 2024, a net loss of approximately $16.3 million, and approximately $5.3 million of net cash used in operating activities for the year ended December 31, 2024. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its technology that is currently in development. The Company will need to raise additional capital in order to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is seeking additional financing to support its growth plans. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares.

Reverse Stock Split

On October 11, 2023, the Company executed a one-for-fifty reverse stock split of the Company's common shares (the "2023 Reverse Split"). As a result of the 2023 Reverse Split, every 50 shares of the Company's old common shares were converted into one share of the Company's new common shares. Fractional shares resulting from the 2023 Reverse Split were rounded up to the nearest whole number. The 2023 Reverse Split automatically and proportionately adjusted all issued and outstanding shares of the Company's common shares, as well as convertible debentures, convertible features, prefunded warrants, stock options and warrants outstanding at the time of the date of the 2023 Reverse Split. The exercise price on outstanding equity based-grants was proportionately increased, while the number of shares available under the Company's equity-based plans was proportionately reduced. Share and per share data (except par value) for the periods presented reflect the effects of the 2023 Reverse Split. References to numbers of common shares and per share data in the accompanying financial statements and notes thereto for periods ended prior to October 11, 2023 have been adjusted to reflect the 2023 Reverse Split on a retroactive basis.

On June 24, 2024, the Company received a Staff Listing Determination Letter from Nasdaq pursuant to which the Staff has determined that as of June 21, 2024, the Company's common shares had a per share closing bid price of $0.10 or less for ten consecutive trading days (the Company's bid price has closed at or below $0.10 per share from June 6, 2024, through June 21, 2024). Nasdaq has granted the Company an exception to comply with the bid price rule as follows:

1. On or before November 27, 2024, the Company shall obtain shareholders approval for a reverse stock split at a ratio that satisfies the minimum requirement in the Bid Price Rule;
2. On or before December 4, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days;
3. On or before December 17, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions.

To meet these requirements, the Company is held its Annual Meeting of Shareholders on November 25, 2024, at which the Company's shareholders approved the reverse stock split. The reverse stock split was approved by the Company's Board of Directors and was effective as of the commencement of trading on December 5, 2024.

The Company's December 5, 2024, reverse stock split was executed as a one-for-one hundred reverse stock split of the Company's common shares (the "2024 Reverse Split"). As a result of the 2024 Reverse Split, every 100 shares of the Company's old common shares were converted into one share of the Company's new common shares. Fractional shares resulting from the 2024 Reverse Split were sold at the then prevailing price on the open market, with the proceeds being distributed on a pro-rata basis to the impacted stock holders. The 2024 Reverse Split automatically and proportionately adjusted all issued and outstanding shares of the Company's common shares, as well as convertible debentures, convertible features, prefunded warrants, stock options and warrants outstanding at the time of the date of the 2024 Reverse Split. The exercise price on outstanding equity based-grants was proportionately increased, while the number of shares available under the Company's equity-based plans was proportionately reduced. Share and per share data (except par value) for the periods presented reflect the effects of the 2024 Reverse Split. References to numbers of common shares and per share data in the accompanying financial statements and notes thereto for periods ended prior to December 5, 2024 have been adjusted to reflect the 2024 Reverse Split on a retroactive basis.

3. SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company's cash consists of cash maintained in checking and interest-bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of December 31, 2024 and 2023.

Digital assets

Bitcoin awarded to the Company through its mining activities are accounted for in connection with the Company's revenue recognition policy.

Digital assets are classified on the Company's consolidated balance sheet as a current asset due to the Company's ability to sell it in a highly liquid marketplace and its intent to liquidate a portion of its Bitcoin to support operations as needed. The Company measures digital assets at fair value with changes recognized in operating expenses in the consolidated statement of operations. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out ("FIFO") method of accounting.

Sales of Bitcoin by the Company and Bitcoin awarded to the Company are included within the operating activities o the consolidated statement of cash flows as a substantial portion of the Company's Bitcoin production may be sold within a short period of time from being produced. The Company will monitor its cash needs and sell Bitcoin in the future to fund its cash expenditures as needed.

Inventories

Inventories consist of work-in-progress hydroxyl devices and finished goods of milled flour and related packaging material recorded at the lower of cost or net realizable value with the cost measured using the average cost method. Inventories includes all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

Property and Equipment

Property and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company's management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of computer equipment and furniture and fixtures. The following useful lives are applied:

Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Lower of estimated useful life or remaining lease term

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Construction in progress includes construction progress payments, deposits, engineering costs, interest expense for debt financing on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

Definite Lived Intangible Asset

Definite lived intangible assets consist of a granted patent and intangible assets acquired from an acquisition. Amortization is computed using the straight-line method over the estimated useful life of the asset (Note 8).

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available ("asset group"). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

Investments

The Company accounts for its investments in accordance with ASC 321, Investments – Equity Securities ("ASC 321"). The Company's investment does not have a readily determinable fair value, therefore the Company has elected to account for its investment at cost, less impairment. Adjustments to fair value are made when there are observable transactions that provide an indicator of fair value. Additionally, if qualitative factors demonstrate a potential impairment to the investment, fair value must be estimated, and the investment written down if the fair value is lower than the carrying value.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, Derivatives and Hedging ("ASC 815"), which provides that if three criteria are met, the Company is required to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which;

(a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract;

(b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur; and

(c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

ASC 815 also provides an exception to this rule when the host instrument is deemed to be conventional as defined under professional standards as "The Meaning of Conventional Convertible Debt Instrument.". Accordingly, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their earliest date of redemption. The Company also records when necessary deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815 provides that, among other things, generally, if an event is not within the entity's control or could require net cash settlement, then the contract shall be classified as an asset or a liability.

Leases

The Company determines at the inception of a contract if the arrangement is or contains a lease. A contract is or contains a lease if the contract gives the right to control the use of an identified asset for a period of time in exchange for consideration. The Company classifies leases at the lease commencement date as operating or finance leases and records a right-of-use asset and a lease liability on the balance sheet for all leases with an initial lease term of greater than 12 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet, but payments are recognized as expense on a straight-line basis over the lease term.

The Company's contracts can contain both lease and non-lease components. The non-lease components may include maintenance, utilities, and other operating costs. The Company combines the lease and non-lease components of fixed costs in its leases as a single lease component. Variable costs, such as utilities or maintenance costs, are not included in the measurement of right-of-use assets and lease liabilities. These costs are expensed when the event determining the amount of variable consideration to be paid occurs.

Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of future lease payments over the expected lease term. The Company determines the present value of future lease payments by using its estimated secured incremental borrowing rate for that lease term as the interest rate implicit in the lease is not readily determinable. The Company estimates its incremental borrowing rate for each lease based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments over a similar term.

Revenue Recognition

Product revenue in 2024 was limited to sales from hydroxyl generators and, we believe, will expand to include sales of our un(Think) Foods products in 2025. We recognize product revenue when we satisfy performance obligations by transferring control of the promised products or services to customers. Product revenue is recognized at a point in time when control of the promised good or service is transferred to the customer, which is at the point of shipment or delivery of the goods.

The Company earns revenue from the production of digital assets through mining activities. The Company provides transaction verification services to the transaction requestor, in addition to the Bitcoin network. Transaction verification services are an output of the Company's ordinary activities; therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The Bitcoin network is not an entity such that it may not meet the definition of a customer; however, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the Bitcoin network. The Company is currently entitled to the block reward of 3.125 bitcoin. The Company is also entitled to the transaction fees paid by the transaction requester payable in bitcoin for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

● For each individual contract, the parties' rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

● The transaction requestor and the Bitcoin network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

● For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for bitcoin determined using the Company's primary trading platform for bitcoin at the time the Company successfully validates a block.

Expenses associated with providing bitcoin transaction verification services, such as hosting fees, electricity costs, and related fees are recorded as cost of revenues. Digital assets received are recorded as digital assets. Cash flows from selling digital assets are included within the investing activities on the Consolidated Statement of Cash Flows.

The Company evaluates and accounts for its digital assets in accordance with ASU 2023-08, *Accounting for and Disclosure of Crypto Assets*, the Company measures digital assets at fair value with changes recognized in operating expenses. The Company applies the first-in-first-out method of accounting to its digital assets and tracks the cost basis of the crypto asset by wallet.

Contract Balances

We recognize a receivable when the Company has a right to consideration for which the Company has completed the performance obligations and only the passage of time is required before payment of that consideration is due.

We recognize a contract asset when revenue is recognized prior to invoicing.

We recognize a contract liability when a customer provides payment to the Company for a performance obligation not yet satisfied.

Payment terms generally require payments within 30 days.

Loss per Common Share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per common share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. The number of common shares used in the loss per shares calculation includes all outstanding common shares plus all common shares issuable for which there are no conditions to issue other than time. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants and assumes the receipt of proceeds upon exercise of the dilutive securities to determine the number of shares assumed to be purchased at the average market price during the year.

Loss per common share calculations for all periods have been adjusted to reflect the reverse stock splits effected on October 11, 2023, and December 5, 2024.

Research and Development

Expenditure on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as an expense when incurred.

Foreign Currency Transactions

The financial statements of the Company and its subsidiaries whose functional currencies are the local currencies are translated into USD for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, shareholders' equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the period. Translation adjustments resulting from the translation of the subsidiaries' accounts are included in "Accumulated other comprehensive income" as equity in the consolidated balance sheets. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the reporting currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within non-operating expenses.

Fair value of Financial Instruments

The fair value of the Company's accounts receivable, accounts payable and other current liabilities approximate their carrying amounts due to the relatively short maturities of these items.

As part of the issuance of debentures on June 30, 2022, January 17, 2023, October 18, 2023, November 30, 2023, February 21, 2024, April 11, 2024 and May 22, 2024 as well as the private placement on June 20, 2023, the Company issued warrants having strike price denominated in USD. This creates an obligation to issue shares for a price that is not denominated in the Company's functional currency and renders the warrants not indexed to the Company's stock, and therefore, must be classified as a derivative liability and measured at fair value at the end of each reporting period. On the same basis, the Series A Warrants and the representative warrants issued as part of the IPO are also classified as a derivative liability and measured at fair value.

The fair value of the Company's warrants is determined in accordance with FASB ASC 820, "Fair Value Measurement," which establishes a fair value hierarchy that prioritizes the assumptions (inputs) to valuation techniques used to price assets or liabilities that are measured at fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The guidance for fair value measurements requires that assets and liabilities measured at fair value be classified and disclosed in one of the following categories:

- Level 1: Defined as observable inputs, such as quoted (unadjusted) prices in active markets for identical assets or liabilities.

- Level 2: Defined as observable inputs other than quoted prices included in Level 1. This includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Defined as unobservable inputs to the valuation methodology that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

Income Taxes

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted at period-end.

Deferred tax assets, including those arising from tax loss carryforwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.

The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

There were no material uncertain tax positions as of December 31, 2024 and 2023.

Share Based Compensation

The Company generally uses the straight-line method to allocate compensation cost to reporting periods over each optionee's requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model (the "Black-Scholes model"). This model incorporates certain assumptions for inputs including a risk-free market interest rate, expected dividend yield of the underlying common stock, expected option life, and expected volatility in the market value of the underlying common stock. The Company recognizes any forfeitures as they occur.

Recent Accounting Pronouncements

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Start-ups Act of 2012, (the "JOBS Act"). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

In November 2023, FASB issued ASU 2023-07, "Reporting (Topic 820): Improvements to Reportable Segment Disclosures." ASU 2023-07 provides guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024 on a retrospective basis, with early adoption permitted. The Company adopted ASU 2023-07 for the annual period ending December 31, 2024 and as a result the Company reported Reportable Segment Disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 requires companies to provide enhanced rate reconciliation disclosures, including disclosure of specific categories and additional information for reconciling items. The standard also requires companies to disaggregate income taxes paid by federal, state and foreign taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 on a retrospective or prospective basis. We are currently assessing the impact this guidance will have on our financial statements.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40): Disaggregation of Income Statement Expenses. The requires additional disclosures of certain expenses in the notes of the financial statements, to provide enhanced transparency into the expense captions presented on the Consolidated Statements of Operations. Additionally, in January 2025, the FASB issued ASU 2025-01, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40), to clarify the effective date of ASU 2024-03. The new standard is effective for the Company for its annual periods beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Reclassifications

The Company has reclassified certain share base payment expenses from *Wages and salaries* to *Share based compensation* in the 2023 consolidated statements of comprehensive loss to align with the 2024 presentation.

4. ACQUISITIONS

(a) Radical Clean Solutions Acquisition

On August 16, 2024, the Company completed the acquisition of assets of Radical Clean Solutions, Inc. ("RCS"), effectively increasing its interest from 14% to 100%, and providing the Company control over RCS. The RCS technology is a product line consisting of patent-pending "smart hydroxyl generation systems" focused on numerous industry verticals that is proven to eliminate 99.99+% of all major pathogens, virus, mold, volatile organic compounds ("VOCs") and allergy triggers. As the Company's investment in RCS does not have a readily determinable fair value, the Company previously elected to account for its 14% interest in RCS at cost, less impairment. The Company recognized a loss on the investment of $97,488 during the year ended December 31, 2024.

The acquired business did not contribute revenues or earnings to the Company for the period from August 16, 2024 to December 31, 2024. The following pro forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2023.

	Pro forma year ended December 31, 2024	Pro forma year ended December 31, 2023
Revenue	67,887	262,991
Net loss	16,274,815	11,740,635

The Company did not have any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and net loss position.

These pro forma amounts have been calculated after applying the Company's accounting policies and adjusting the results of RCS to reflect the additional amortization that would have been charged assuming the fair value adjustments to the intangible assets had been applied from August 1, 2024, with the consequential tax effects.

The following table summarizes the consideration transferred to acquire RCS and the amounts of identified assets acquired and liabilities assumed at the acquisition date.

Note payable forgiven	202,093
Convertible debentures repaid on behalf of RCS	153,986
Common shares	295,000
Contingent consideration	79,000
Previously invested equity	118,850
Purchase price	$ 848,929

	August 16, 2024
Purchase price	848,929
Assets acquired	
In-process research and development	300,000
Trademark	10,000
Brand logo	10,000
Web domain	10,000
Customer list	138,000
Device firmware and software	50,000
Blueprints	20,000
Fair value of identified net assets acquired	538,000
Goodwill acquired on acquisition	$ 310,929

The acquisition of RCS includes a contingent consideration arrangement that requires additional consideration to be paid by AgriFORCE to a previous owner of RCS who now serves as a Consultant to AgriFORCE (the "Consultant"). The Consultant is entitled to receive commissions on sales and production of RCS Units, which are payable in cash upon receipt of revenue or completed inventory by the Company. The consultant is also entitled to other manufacturing, sales and product development milestones, which are outlined below.

(a) Completion of wall mount design

(b) Completion of patent prosecution for any of the patent applications heretofore provided to Company or any new U.S. patent applications

(c) Execute distribution agreements for other countries or verticals

(d) Production of 250 RCS units

(e) Production of 500 RCS units

(f) Production of 1,000 RCS units

The Consultant is entitled to be awarded 250 restricted common shares of the Company for meeting each milestone.

The Consultant is also entitled to restricted stock units ("RSUs") provided certain conditions are met.

As of December 31, 2024, there were no changes in the recognized amounts or range of outcomes for the contingent consideration recognized as a result of the acquisition of RCS.

The goodwill is attributable to the acquisition of the RCS technologies, synergies, access to their key vendors, and other non-quantifiable assets which are expected to create growth and diversification opportunities for the Company.

Prior to the acquisition, the Company had a preexisting relationship with RCS. The Company was a 14% investor of RCS and held a receivable of $200,000 for a secured loan note issued to RCS. As part of the acquisition terms, the receivable amount of $200,000 funded the purchase price consideration and was deemed settled.

(b) Redwater Acquisition

On November 28, 2024, the Company completed its acquisition of the Redwater Bitcoin Mining Facility, located in Alberta, Canada. ("Redwater") for a total purchase price of approximately $1.5 million. Redwater is a Bitcoin mining facility, powered by 1.2 MW of natural gas energy, currently supports over 130 bitcoin mining units and has the scalability to accommodate up to 250 units. The acquisition was accounted for as an asset acquisition as, at the time of acquisition, no outputs were produced from the property, and skilled employees or contractors required for the operation of the facility were not included in the transaction. The purchase price consisted primarily of cash proceeds paid to the seller, and legal transaction costs. The acquired assets will be amortized from their acquisition date over their remaining estimated useful lives.

The purchase price was allocated based on the relative fair value of the assets acquired as follows:

Assets Acquired:		**Fair Value**
S19J Pro Bitmain ASIC Miners	$	102,812
Natural Gas Power Plant		566,009
Power Purchase Agreement		673,769
Bitcoin Mining Facility and Infrastructure		171,116
	$	1,513,706

The Power Purchase Agreement between the Company and Rivogenix Energy Corp ("Rivogenix"), allows the Company to obtain natural gas for its Natural Gas Power Plant. The Power Purchase Agreement was determined to be a favourable contract asset, and as such was recorded at the present value of the contractual benefit. As per the agreement, Rivogenix procures the natural gas required to generate power using the Natural Gas Power Plant and allows the Company to purchase the power generated at a rate of C$0.05 per kilowatt hour (KWH). The expected power cost per kilowatt hour in Alberta was determined to be C$0.0883, providing a discount of C$0.0383. The power usage required to operate each of the acquired Bitcoin Miners is 75.9KWH per day per Bitcoin Miner. The discount rate used in the present value calculation is 11.25%, and the period of the contract has been determined to be 3 years.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS AND LAND DEPOSIT

		December 31, 2024		**December 31, 2023**
Legal retainer		30,976		8,039
Prepaid expenses		248,053		223,624
Inventory advances		227,087		30,654
Purchase Prepayments		53,155		-
Others		-		10,555
	$	559,271	$	272,872

During the year ended December 31, 2023, the Company wrote off a non-refundable deposit amounting to $12,000 which was related to a land purchase agreement.

6. INVENTORIES

As at December 31, 2024, the Company had $42,443 in finished goods inventory (December 31, 2023 – $38,857 in finished goods).

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

		December 31, 2024		**December 31, 2023**
Computer equipment and software		835,142		30,812
Furniture and fixtures		2,358		10,299
Total property and equipment		837,500		41,111
Less: Accumulated amortization		(28,605)		(29,310)
Property and equipment, net	$	808,895	$	11,801

Depreciation expense on property and equipment for the year ended December 31, 2024 was $18,792 (December 31, 2023 - $24,892). During the year ended December 31, 2024, the Company disposed of property and equipment which resulted in a loss of $4,252 (December 31, 2023 - $75,362). This is included in other losses.

8. INTANGIBLE ASSETS

	December 31, 2024	December 31, 2023
Manna IP	$ 7,347,757	$ 13,404,089
In-process research and development	284,573	-
Trademark	9,485	-
Brand logo	9,485	-
Web domain	9,485	-
Customer list	130,904	-
Device firmware and software	47,429	-
RCS blueprints	18,972	
Power Purchase Agreement	625,736	-
Total intangible assets	8,483,826	13,404,089
Less: Accumulated depreciation	(176,136)	(670,204)
Intangible assets, net	$ 8,307,690	$ 12,733,885

Intangible assets included $7,209,118 (December 31, 2023 - $12,733,885) for intellectual property ("Manna IP") acquired under an asset purchase agreement with Manna Nutritional Group, LLC ("Manna") dated September 10, 2021. The Manna IP encompasses patented technologies to naturally process and convert grains, pulses, and root vegetables, into low-starch, low-sugar, high-protein, fiber-rich baking flour products, as well as a wide range of breakfast cereals, juices, natural sweeteners, and baking enhancers. The Company paid $1,475,000 in cash and issued 1,476 prefunded warrants valued at $12,106,677 (the "Purchase Price"). Subject to a 9.99% stopper and SEC Rule 144 restrictions, the prefunded warrants will vest in tranches up until March 10, 2024. When vested the tranches of prefunded warrants are convertible into an equal number of common shares.

On January 3, 2023, Manna satisfied all of its contractual obligations when the patent was approved by the US Patent and Trademark Office and the title was transferred to the Company. During the year ended December 31, 2023, the Company issued 1,413 shares in relation to this transaction. As at December 31, 2024, all prefunded warrants had been converted (December 31, 2023 - 64 unconverted prefunded warrants).

Based on the terms above and in conformity with US GAAP, the Company accounted for purchase as an asset acquisition. The asset was available for use on January 3, 2023. The asset was completed and will be amortized over its useful life of 20 years. The Company recorded $632,051 in amortization expense related to the Manna IP for the year ended December 31, 2024 (December 31, 2023 - $654,952).

As at September 30, 2024, the Company determined that there was an indicator of impairment for the intangible assets due in part to the significant decline in the Company's stock price as at September 30, 2024. As a result, the Company performed an intangible impairment test and determined that the fair value of the intangible asset was $7,832,200 based on an income approach using forecasted discounted royalty payments. For valuing the Manna IP, the Company made estimates regarding future revenues of a market participant, royalty rate, tax rate, and discount rate. The resulting fair value estimate was considered a level 3 fair value estimate given the significant uncertainty involved in estimating future revenues and other inputs. For purposes of estimating the fair value of the patent, the Company assumed that a market participant would capture between 0.008% and 0.115% of the estimated $52.9 billion flour market between the valuation date and the expiration of the patent in 2038, with an average of 0.073%. The Company accordingly recorded an asset impairment loss of $4,137,271 in operating expenses.

The Company acquired intangible assets from RCS as part of the business combination (Note 4). The following intangible assets were acquired from RCS:

	Weighted Average Useful Life (Years)	
In-process research and development	Term of the patent	300,000
Trademark	10	10,000
Brand logo	10	10,000
Web domain	5	10,000
Customer list	5	138,000
Device firmware and software	5	50,000
RCS blueprints	5	20,000
		$ 538,000

The Company recorded $16,218 in amortization expense, and a foreign exchange loss of $27,665 related to the RCS assets for the year ended December 31, 2024.

The Company acquired an intangible asset from the acquisition of Redwater, as part of the asset acquisition (note 4). The Power Purchase Agreement between the Company and Rivogenix, allows the Company to obtain natural gas for its Natural Gas Power Plant. The Power Purchase Agreement was determined to be a favourable contract asset, and as such was recorded as an intangible asset at the present value of the contractual benefit. The period of the contract has been determined to be 3 years. The fair value of the Power Purchase Agreement Contract as of December 31, 2024 is $625,736. The Company recognized $32,335 in amortization expense (reflected in cost of sales) during the year ended December 31, 2024 in relation to the Power Purchase Agreement.

The estimated annual amortization expense, for all intangible assets held, for the next five years is as follows:

Period ending:	**Amount**
2025	$ 855,026
2026	829,661
2027	797,143
2028	615,589
2029	600,080
Subsequent years	4,610,191
Total	$ 8,307,690

9. CONSTRUCTION IN PROGRESS

The Company engaged external contractors to begin construction work on its first facility. During the year ended December 31, 2023, the Company terminated the agreement with one of its construction contractors and wrote down the deposit of $1,963,304 as the return of the deposit is being disputed with the construction contractor. As of December 31, 2024, there were no outstanding progress payments related to facility construction. (December 31, 2023 – $113,566).

10. INVESTMENT

On June 18, 2023, the Company signed a memorandum of understanding with Radical Clean Solutions Ltd. ("RCS") to purchase common shares issued by RCS. The Company paid RCS $225,000 for 14% of the issued and outstanding common shares of the Company. Under the terms of the MOU, the use of proceeds is exclusively for the advance purchase of hydroxyls generating devices for commercial sales into controlled environment agriculture, food manufacturing, warehousing and transportation verticals. The Company was to receive one of five board of director seats of RCS and had a right of first refusal to maintain an ownership percentage in RCS of not less than 10% of the total issued and outstanding common shares. On October 1, 2023 the Company and RCS signed a definitive agreement to convert the advance into a 14% ownership investment in RCS.

On August 16, 2024, the Company acquired the assets of RCS as part of a business combination. The investment in RCS was accounted for as part of the step-acquisition accounting (Note 4). As at December 31, 2024, the carrying value of the investment in RCS was $Nil (December 31, 2023 - $223,801).

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Accounts payable	$ 696,168	$ 1,073,560
Accrued expenses	1,887,127	868,451
	$ 2,583,295	$ 1,942,011

12. DEBENTURES

On June 30, 2022, the Company executed the definitive agreements (the “Purchase Agreements”) with arm’s length accredited institutional investors (certain “Investors”) for $14,025,000 in debentures with a 10% original issue discount for gross proceeds of $12,750,000 (“First Tranche Debentures”). The First Tranche Debentures were convertible into common shares at $11,100.00 per share. In addition, the Investors received 822 warrants at a strike price of $12,210.00, which expire on December 31, 2025 (the “First Tranche Warrants”). The First Tranche Warrants and First Tranche Debentures each have down round provisions whereby the conversion and strike prices will be adjusted downward if the Company issues equity instruments at lower prices. The First Tranche Warrants strike price and the First Tranche Debenture conversion price will be adjusted down to the effective conversion price of the issued equity instruments. The transaction costs incurred in relation to first tranche were $1,634,894. The Debentures are senior to all other indebtedness or claims in right of payment, other than indebtedness secured by purchase money security interested.

The Investors had the right to purchase additional tranches of $5,000,000 each, up to a total additional principal amount of $33,000,000.

On January 17, 2023, the Investors purchased additional debentures totaling $5,076,923 with a 10% original issue discount for gross proceeds of $4,615,385 (the “Second Tranche Debenture”). The Second Tranche Debentures were convertible into common shares at $6,200.00 per share and the Investors received an additional 532 warrants at a strike price of $6,200.00, which expire on December 31, 2025 (the “Second Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First Tranche Debentures and the First Tranche Warrants to $6,200.00. The transaction costs incurred in relation to second tranche were $325,962.

On June 26, 2023, the Company entered into waiver and amendment agreements (“Debenture Modification Agreements”) with the Investors to modify terms of the Purchase Agreements. The Debenture Modification Agreements provide as follows:

1. The July 1, 2023 interest and principal payments will be settled with the Company’s Common Shares.
2. The Conversion Price has been reduced to the lower of $2,250.00 or the price of subsequent dilutive issuances under the Company’s ATM program.
3. 100% of ATM proceeds up to $1 million USD may be kept by Company, while any dollar amount over this threshold will be distributed 33% to the Company and 67% to the Investors.
4. The minimum tranche value for Additional Closings has been reduced from $5.0 million to $2.5 million.
5. The Investors have each agreed to raise no objection to one or more private placements of securities by the Company with an aggregate purchase price of up to $1,000,000 at a purchase price of at least $1,250.00 per common share and two-year warrant (with a per share exercise price of $2,500.00, and no registration rights).
6. The Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Investor; However the Company must apply the approved or percentage of approved gross proceeds from the sale of its Common Stock from an at-the-market offering to prepay this Debenture (pro-rated among all Debentures) and shall be permitted to prepay the Debentures notwithstanding any contrary provision of this Debenture or the Purchase Agreement.

On August 9, 2023, the Company entered into another waiver and amendment agreement (“Agreement”) with the Investors with respect to a certain Senior Convertible Debenture (the “Debentures”) due July 17, 2025 issued by the Company to that Investor. The Agreement provides as follows:

1. The Company wishes to make Monthly Redemptions in shares of the Company’s Common Stock in lieu of cash payments, until further written notice from the Company to the Purchaser.
2. The Purchaser is willing to accept such shares as payment of the Monthly Redemption Amount provided that the Equity Conditions are met; and will consider on a case-by-case basis accepting payments in shares of Common Stock if the Equity Conditions are not met, at its sole discretion. The Company may inquire of the Purchaser at least five (5) Trading Days prior to a Monthly Redemption Date whether the Purchaser is willing to accept Shares without the Equity Conditions having been met. An email reply from the Purchaser shall be sufficient evidence of such monthly waiver.
3. The Purchaser will accept the August 1, 2023 Monthly Redemption Amount in shares of Common Stock valued at the August 1 Repayment Price for such date.

On October 18, 2023, the Investors purchased additional debentures totaling $2,750,000 with a 10% original issue discount for gross proceeds of $2,500,000 (the “Third Tranche Debenture”). The Third Tranche Debentures were convertible into common shares at $262.00 per share and the Investors received an additional 6,202 warrants at a strike price of $262.00, which expire on April 18, 2027 (the “Third Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First and Second Tranche Debentures and the First and Second Tranche Warrants to $262.00. The transaction costs incurred in relation to third tranche were $31,915.

On November 30, 2023, the Investors purchased additional debentures totaling $2,750,000 with a 10% original issue discount for gross proceeds of $2,500,000 (the “Fourth Tranche Debenture”). The Fourth Tranche Debentures were convertible into common shares at $90.00 per share and the Investors received an additional 19,861 warrants at a strike price of $90.00, which expire on May 30, 2027 (the “Fourth Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second and Third Tranche Debentures and the First, Second and Third Tranche Warrants to $90.00. The transaction costs incurred in relation to fourth tranche were $30,040.

On February 21, 2024, the Investors purchased additional debentures totaling $1,100,000 with a 10% original issue discount for gross proceeds of $1,000,000 (the “Fifth Tranche Debenture”). The Fifth Tranche Debentures were convertible into common shares at $21.40 per share and the Investors received an additional 33,411 warrants at a strike price of $23.54, which expire on August 21, 2027 (the “Fifth Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third and Fourth Tranche Debentures and the First, Second, Third and Fourth Tranche Warrants to $21.40. The transaction costs incurred in relation to fifth tranche were $50,000.

On April 11, 2024, the Investors purchased additional debentures totaling $550,000 with a 10% original issue discount for gross proceeds of $500,000 (the “Sixth Tranche Debenture”). The Sixth Tranche Debentures were convertible into common shares at $16.30 per share and the Investors received an additional 21,933 warrants at a strike price of $18.00, which expire on October 11, 2027 (the “Sixth Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth and Fifth Tranche Debentures and Warrants to $16.30. The transaction costs incurred in relation to sixth tranche were $31,309.

On May 22, 2024, the Investors purchased additional debentures totaling $833,000 with a 10% original issue discount for gross proceeds of $750,000 (the “Seventh Tranche Debenture”). The Seventh Tranche Debentures were convertible into common shares at $10.00 per share and the Investors received an additional 54,145 warrants at a strike price of $11.00, which expire on November 22, 2027 (the “Seventh Tranche Warrants”). The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth, Fifth and Sixth Tranche Debentures and the First, Second, Third, Fourth, Fifth and Sixth Tranche Warrants to $10.00. The transaction costs incurred in relation to seventh tranche were $3,154.

During the year ended December 31, 2024, the Investors converted the full principal balance of the Third, Fifth, Sixth and Seventh Tranche Debenture which resulted in extinguishments of the existing debts (see below).

The First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Debentures (the "Debentures") have an interest rate of 5% for the first 12 months, 6% for the subsequent 12 months, and 8% per annum thereafter. Principal repayments will be made in 25 equal installments which began on September 1, 2022 for the First Tranche Debentures, July 1, 2023 for the Second Tranche Debentures, January 1, 2024 for the Third Tranche Debentures, May 1, 2024 for the Fourth Tranche Debentures, August 1, 2024 for the Fifth Tranche Debentures, October 1, 2024 for the Sixth Tranche Debentures and November 1, 2024 for the Seventh Tranche Debentures. The Debentures may be extended by nine months at the election of the Company by paying a sum equal to nine months' interest on the principal amount outstanding at the end of the 18th month, at the rate of 8% per annum.

The following table summarizes our outstanding debentures as of the dates indicated:

	Maturity	Cash Interest Rate	December 31, 2024	December 31, 2023
Principal (First Tranche Debentures)	12/31/2024	5.00% - 8.00%	$ 25,000	$ 3,029,676
Principal (Second Tranche Debentures)	07/17/2025	5.00% - 8.00%	25,000	2,940,461
Principal (Third Tranche Debentures)	04/18/2026	5.00% - 8.00%	-	2,750,000
Principal (Fourth Tranche Debentures)	06/01/2026	5.00% - 8.00%	1,485,714	2,750,000
Principal (Fifth Tranche Debentures)	08/20/2026	5.00% - 8.00%	-	-
Debt issuance costs and discounts (Note 12 & 14)			(92,505)	(7,385,494)
Total Debentures (current)			$ 1,443,209	$ 4,084,643

The effective interest rates of the First Tranche Debentures were 23.47% as of December 31, 2024 (December 31, 2023 – 168.60%). The fair value of the First Tranche Debentures as of December 31, 2024 was $26,560 (Level 3).

The effective interest rates of the Second Tranche Debentures were 50.4% as of December 31, 2024 and (December 31, 2023 – 320.16%). The fair value of the second Tranche Debentures as of December 31, 2024 was $26,564 (Level 3).

The effective interest rates of the Fourth Tranche Debentures were 24.72% as of December 31, 2024 (December 31, 2023 – 218.5%). The fair value of the Fourth Tranche Debentures as of December 31, 2024 was $1,390,085 (Level 3).

During the year ended December 31, 2024, the Investors converted $11,272,605 of principal (December 31, 2023 – $6,543,721) and $196,802 of interest (December 31, 2023 - $426,661) into shares of the Company resulting in a $1,627,858 (December 31, 2023 - $1,190,730) loss on the conversion of convertible debentures and $2,805,306 (December 31, 2023 - $Nil) of losses on the extinguishment of debentures. During the year ended December 31, 2023 there were no debt extinguishments incurred. During the year ended December 31, 2024, the Company incurred $2,978,722(December 31, 2023 - $7,963,299) in accretion interest and made $1,331,467 of cash repayments (December 31, 2023 - $2,143,091).

During the year ended December 31, 2024, the Investors converted $11,469,407 of the First, Second, Third, Fourth, Fifth, Sixth and Seventh Tranche Debentures into 894,991 shares of the Company. The conversions were determined to be an extinguishment of the existing debt and issuance of new debt for the remaining First and Second Tranches. As a result, the Company recorded a loss on debt extinguishment in the amount of $2,805,306. During the year ended December 31, 2023 there were no debt extinguishments incurred.

Subsequent to the year end, on January 16, 2025, the Company entered into security purchase agreements with certain accredited investors for the purchase of $7,700,000 in convertible debentures (the "January 2025 debentures") due January 16, 2026. The Debentures were convertible into common shares at $2.62 per share. The Convertible Debt Investors had the right to purchase additional tranches up to a total additional principal amount of $42,300,000. In addition, the accredited investors received 1,910,306 warrants at a strike price of $2.882 which expire on July 16, 2028 (the "January 2025 Debenture Warrants"). The Debenture Warrants and Debentures each have down round provisions whereby the conversion and strike prices will be adjusted downward if the Company issues equity instruments at lower prices.

13. CONTRACT BALANCES

As at December 31, 2024, the Company did not have any outstanding advance payments for product sales not yet delivered, As at December 31, 2023, the Company had $15,336 advance payments outstanding, which were recognized as a contract liability.

14. DERIVATIVE LIABILITIES

The Company's derivative liabilities consist of warrants, denominated in a currency other than the Company's functional currency (the "Warrant Liabilities") and conversion rights embedded in the Debentures (the "Debenture Convertible Features"), see Note 12.

Warrant Liabilities

As at December 31, 2024, the Warrant Liabilities represent aggregate fair value of 200 warrants issued in a private placement ("Private Placement Warrants") (Note 16), 822 First Tranche Warrants, 532 Second Tranche Warrants, 6,202 Third Tranche Warrants, 19,861 Fourth Tranche Warrants, 33,411 Fifth Tranche Warrants, 21,933 Sixth Tranche Warrants and 54,145 Seventh Tranche Warrants ("Debenture Warrants").

The fair value of the IPO Warrants and Rep Warrants amounted to $21 To (December 31, 2023 - $11,308). The Rep Warrants were exercisable one year from the effective date of the IPO registration statement, expiring three years after the effective date. As of July 16, 2024, 645 Company warrants issued as part of its IPO expired which consisted of publicly traded 618 Series A warrants ("IPO Warrants") and 27 representative's warrants ("Rep Warrants"). The expiry resulted in a gain on extinguishment of warrant liability of $14,769.

The fair value of the Private Placement Warrants amounted to $23 (December 31, 2023 - $23). As at December 31, 2024 the Company utilized the Black-Scholes option-pricing model for the Private Placement Warrants and used the following assumptions: stock price $0.47 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 105% (December 31, 2023 – 105% to 117%), risk free rate of return 3.88% (December 31, 2023 – 3.67% - 3.88%), and expected term of 1.50 years (December 31, 2023 – expected term of 1.50 years to 3 years).

As at December 31, 2024 the First Tranche Warrants had a fair value that amounted to $24,000 (December 31, 2023 - $24,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the First Tranche Warrants using the following assumptions: stock price $2.37 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 90.0% (December 31, 2023 – 100.0%), risk free rate of return 4.16% (December 31, 2023 – 4.23%), and expected term of 1 year (December 31, 2023 – expected term of 2 years).

As at December 31, 2024 the Second Tranche Warrants had a fair value that amounted to $15,000 (December 31, 2023 - $15,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the Second Tranche Warrants using the following assumptions: stock price $2.37 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 95.0% (December 31, 2023 – 105.0%), risk free rate of return 4.21% (December 31, 2023 – 4.12%), and expected term of 1.55 years (December 31, 2023 – expected term of 2.55 years).

As at December 31, 2024 the Third Tranche Warrants had a fair value that amounted to $192,000 (December 31, 2023 - $192,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the Third Tranche Warrants using the following assumptions: stock price $2.37 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 95.0% (December 31, 2023 – 107.5%), risk free rate of return 4.26% (December 31, 2023 – 3.98%), and expected term of 2.3 years (December 31, 2023 – expected term of 3.3 years).

As at December 31, 2024 the Fourth Tranche Warrants had a fair value that amounted to $724,000 (December 31, 2023 - $724,000). As at December 31, 2023 the Company utilized the Monte Carlo option-pricing model to value the Fourth Tranche Warrants using the following assumptions: stock price $2.37 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 90.0% (December 31, 2023 – 107.5%), risk free rate of return 4.20% (December 31, 2023 – 3.97%), and expected term of 2.42 years (December 31, 2023 – expected term of 3.42 years).

As at December 31, 2024 the Fifth Tranche Warrants had a fair value that amounted to $111,000 (February 21, 2024 - $564,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the Fifth Tranche Warrants using the following assumptions: stock price $2.37 (February 21, 2024 - $21.00), dividend yield – nil (February 21, 2024 – nil), expected volatility 95.0% (February 21, 2024 – 105.0%), risk free rate of return 4.26% (February 21, 2024 – 4.40%), and expected term of 2.64 years (February 21, 2024 – expected term of 3.50 years).

As at December 31, 2024 the Sixth Tranche Warrants had a fair value that amounted to $73,000 (April 11, 2024 - $242,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the Sixth Tranche Warrants using the following assumptions: stock price $2.37 (April 11, 2024 – $16.00), dividend yield – nil (April 11, 2024 – nil), expected volatility 95.0% (April 11, 2024 – 95.0%), risk free rate of return 4.27% (April 11, 2024 – 4.73%), and expected term of 2.78 years (April 11, 2024 – expected term of 3.50 years).

As at December 31, 2024 the Seventh Tranche Warrants had a fair value that amounted to $170,000 (May 22, 2024 - $369,000). As at December 31, 2024 the Company utilized the Monte Carlo option-pricing model to value the Seventh Tranche Warrants using the following assumptions: stock price $2.37 (May 22, 2024 – $10.00), dividend yield – nil (May 22, 2024 – nil), expected volatility 95.0% (May 22, 2024 – 95.0%), risk free rate of return 4.27% (May 22, 2024 – 4.60%), and expected term of 2.89 years (May 22, 2024 – expected term of 3.50 years).

Debenture Convertible Feature

As at December 31, 2024 the fair value of the First Tranche Debentures' convertible feature amounted to $164,000 (December 31, 2023 - $164,000). The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $0.47 (December 31, 2023 - $0.47), dividend yield – nil (December 31, 2023 – nil), expected volatility 100.0% (December 31, 2023 – 100.0%), risk free rate of return 5.03% (December 31, 2023 – 5.03%), discount rate 17.50% (December 31, 2023 – 17.50%), and expected term of 1 year (December 31, 2023 – 1 year).

As at December 31, 2024 the fair value of the Second Tranche Debentures' convertible feature amounted to $429,000 (December 31, 2023 - $429,000). The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $0.47 (December 31, 2023 - $0.47), dividend yield – nil (December 31, 2023 – nil), expected volatility 105.0% (December 31, 2023 – 105.0%), risk free rate of return 4.51% (December 31, 2023 – 4.51%), discount rate 17.50% (December 31, 2023 – 17.50%), and expected term of 1.55 years (December 31, 2023 – 1.55 years).

As at December 31, 2024 the fair value of the Fourth Tranche Debentures' convertible feature amounted to $317,000 (December 31, 2023 – $640,000). The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $2.37 (December 31, 2023 - $47.00), dividend yield – nil (December 31, 2023 – nil), expected volatility 90.0% (December 31, 2023 – 107.5%), risk free rate of return 4.20% (December 31, 2023 – 4.12%), discount rate 11.25% (December 31, 2023 – 17.25%), and expected term of 1.42 years (December 31, 2023 – 2.42 years).

As at December 31, 2024 the fair value of the Fifth Tranche Debentures' convertible feature amounted to $92,000 (February 21, 2024 - $359,000). The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $0.05 (February 21, 2024 – $0.21), dividend yield – nil (February 21, 2024 – nil), expected volatility 95.0% (February 21, 2024 – 105.0%), risk free rate of return 3.66% (February 21, 2024 – 4.54%), discount rate 12.25% (February 21, 2024 – 16.00%), and expected term of 1.89 years (February 21, 2024 – 2.50 years).

During the year ended December 31, 2024, the Investors converted the full principal balance of the Third, Sixth and Seventh Tranche Debenture which resulted in an extinguishment of the existing debt and convertible feature. On March 31, 2024, the fair value of the Third Tranche Debentures' convertible feature amounted to $614,000. The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $18.00, dividend yield – nil, expected volatility 95.0%, risk free rate of return 4.59%, discount rate 18.00%, and expected term of 2.05 years. On April 11, 2024, the fair value of the Sixth Tranche Debentures' convertible feature amounted to $197,000. The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $16.00, dividend yield – nil, expected volatility 95.0%, risk free rate of return 4.85%, discount rate 19.00%, and expected term of 2.50 years. On May 22, 2024, the fair value of the Seventh Tranche Debentures' convertible feature amounted to $295,000. The Company utilized the Monte Carlo option-pricing model for valuing the convertible feature using the following assumptions: stock price $10.00, dividend yield – nil, expected volatility 95.0%, risk free rate of return 4.75%, discount rate 19.00%, and expected term of 2.50 years.

The IPO Warrants, Rep Warrants, and Private Placement Warrants (the "Equity Warrants") are classified as Level 1 financial instruments, while the Debenture Warrants and Debenture Convertible Feature are classified as Level 3 financial instruments.

Changes in the fair value of Company's Level 1 and 3 financial instruments for the year ended December 31, 2024 were as follows:

	Level 1	Level 3	Level 3	
	Equity Warrants	**Debenture Warrants**	**Debenture Convertible Feature**	**Total**
Balance at December 31, 2023	$ 11,308	$ 955,000	$ 1,724,000	$ 2,690,308
Additions	-	1,175,000	854,000	2,029,000
Conversions	-	-	(2,703,836)	(2,703,836)
Expiries	(14,769)	-	-	(14,769)
Change in fair value	4,104	(1,890,135)	493,501	(1,392,530)
Effect of exchange rate changes	(622)	(47,985)	(73,903)	(122,510)
Balance at December 31, 2024	$ 21	$ 191,880	$ 293,762	$ 485,663

Changes in the fair value of Company's Level 1 and 3 financial instruments for the year ended December 31, 2023 were as follows:

	Level 1	Level 3	Level 3	
	Equity Warrants	**Debenture Warrants**	**Debenture Convertible Feature**	**Total**
Balance at December 31, 2022	$ 275,115	$ 2,917,000	$ 1,457,000	$ 4,649,115
Additions	45,120	4,682,000	3,816,000	8,543,120
Conversions	-	-	(1,229,482)	(1,229,482)
Change in fair value	(314,995)	(6,670,231)	(2,375,660)	(9,360,886)
Effect of exchange rate changes	6,068	26,231	56,142	88,441
Balance at December 31, 2023	$ 11,308	$ 955,000	$ 1,724,000	$ 2,690,308

Due to the expiry date of the warrants and conversion feature being subsequent to December 31, 2024, the liabilities have been classified as non-current.

15. LONG TERM LOAN

During the year ended December 31, 2020, the Company entered into a loan agreement with Alterna Bank for a principal amount of $27,799 (CAD$40,000) (December 31, 2023 - $30,243 (CAD$40,000)) under the Canada Emergency Business Account Program (the “Program”).

The Program, as set out by the Government of Canada, requires that the funds from this loan shall only be used by the Company to pay non-deferrable operating expenses including, without limitation, payroll, rent, utilities, insurance, property tax and regularly scheduled debt service, and may not be used to fund any payments or expenses such as prepayment/refinancing of existing indebtedness, payments of dividends, distributions and increases in management compensation.

In April 2021, the Company applied for an additional loan with Alterna Bank under the Program and received $13,900 (CAD$20,000) (December 31, 2023 - $15,122 (CAD$20,000)). The expansion loan is subject to the original terms and conditions of the Program.

The loan is interest free for an initial term that ends on January 18, 2024. Any outstanding loan after initial term carries an interest rate of 5% per annum, payable monthly during the extended term i.e. January 19, 2024 to December 31, 2025. The loan is due December 31, 2026.

The balance as at December 31, 2024 was $41,699 (CAD $60,000) (December 31, 2023 - $45,365 (CAD $60,000)).

16. SHARE CAPITAL

a) Authorized Share Capital

The Company is authorized to issue unlimited preferred shares with no par value and unlimited common shares with no par value.

b) Issued Share Capital

On June 17, 2024 the Company's Board of Directors authorized a share repurchase program (the "Repurchase Program") under which the Company may repurchase up to $1 million of its outstanding common shares, for a period of six months, subject to contractual requirements. As at December 31, 2024, no shares have been repurchased under the Repurchase Program.

During the year ended December 31, 2024, the Company issued share for cash under its at-the-market agreement (the "ATM"). In total, 536,863 share were issued for $2,973,470, less share issuance costs of $197,509.

On October 15, 2024, the Company entered into a private placement agreement issuing 160,000 common shares for proceeds of $800,000.

During the year ended December 31, 2023, the Company issued shares for cash under its ATM. In total 1,247 shares were issued for $1,092,915 less share issuance costs of $153,220.

On June 20, 2023 the Company entered in to a private placement agreement issuing 200 units of one common share and one whole Private Placement Warrant at a strike price of $2,500 with an expiry date of June 20, 2025 for total consideration of $250,000. The fair value of the Private Placement Warrants at initial recognition was $45,120.

As at December 31, 2024, the Company owed $44,214 worth of stock-based compensation to a former officer of the Company. The balance issuable was classified as an *Obligation to issue shares*.

The Company had the following common share transactions during the year ended December 31, 2024:

	# of shares		Amount
Shares issued for cash, net of share issuance costs	376,863	$	1,975,616
Shares issued in private placement	160,000		800,000
Common shares issued for conversion of convertible debt	894,991		11,469,407
Shares issued on conversion of vested prefunded warrants	64		530,429
Shares issued for compensation	8,545		115,639
Common shares issued to consultants	1,423		27,624
Common shares issued as part of a Business Combination	50,000		295,000
Fractional shares rounded down from 2024 reverse split	(5)		-
Total common shares issued	1,491,881	$	15,213,716

The Company had the following common share transactions during the year ended December 31, 2023:

	# of shares		Amount
Shares issued for cash, net of share issuance costs	1,249	$	939,695
Shares issued in private placement	200		204,880
Common shares issued for conversion of convertible debt	45,670		9,292,871
Shares issued on conversion of vested prefunded warrants	1,413		11,576,224
Shares issued for compensation	540		348,199
Common shares issued to consultants	5,811		324,311
Fractional shares issued due to roundup from 2023 reverse split	373		-
Total common shares issued	55,256	$	22,686,180

c) Stock Options

The Company has adopted a stock option plan (the "Option Plan") for its directors, officers, employees and consultants to acquire common shares of the Company. The terms and conditions of the stock options are determined by the Board of Directors.

For the year ended December 31, 2024, the Company recorded aggregate share-based compensation expense of $22,780 (December 31, 2023 - $317,933) for all stock options on a straight-line basis over the vesting period.

As of December 31, 2024, 545 (December 31, 2023 – 761) options were outstanding at a weighted average exercise price of $4,236 (December 31, 2023 - $4,175), of which 545 (December 31, 2023 – 263) were exercisable.

The amounts recognized as share-based payments and stock options are included in share-based compensation in the Statement of Loss and Comprehensive Loss.

As of December 31, 2024, there was $24,967 (December 31, 2023 - $116,646) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted.

The following summarizes stock option activity during the years ended December 31, 2024 and 2023:

	Number of Options		**Weighted Average Exercise Price**	**Weighted Average Remaining Life (years)**
Balance at December 31, 2022	273	$	16,509.89	4.24
Granted	579	$	450.00	4.70
Forfeited	(38)	$	13,366.42	-
Cancelled	(51)	$	22,423.92	-
Balance at December 31, 2023	761	$	4,174.78	4.37
Granted	-	$	-	-
Forfeited	(90)	$	1,722.14	-
Cancelled	(126)	$	4,976.98	-
Balance at December 31, 2024	545	$	4,236.16	3.38

The Company's outstanding and exercisable stock options at December 31, 2024 were:

	Outstanding Options			Exercisable Options	
Expiry Date	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			$		$
June 30, 2026	13	1.50	16,505.66	13	16,505.66
May 31, 2026	23	1.41	35,000.00	23	35,000.00
July 15, 2026	11	1.54	35,000.00	11	35,000.00
September 30, 2026	10	1.75	35,000.00	10	35,000.00
November 18, 2027	63	2.88	5,700.00	63	5,700.00
September 12, 2028	425	3.70	450.00	425	450.00
Total Share Options	545	3.38	4,236.16	545	4,236.16

The following table summarizes the Company's weighted average assumptions used in the valuation of options granted during the year ended December 31, 2024 and December 31, 2023:

	December 31, 2024	December 31, 2023
Expected volatility	-%	77.46%
Expected term (in years)	-	2.82
Risk-free interest rate	-%	3.97%
Fair value of options	$ -	$ 2.31

d) Warrants

The Company's outstanding warrants as of December 31, 2024 were:

	Number of warrants	Weighted average exercise price $	Expiry Date
Outstanding, December 31, 2022	1,976	24,531.44	
Granted January 17, 2023	532	10.00ab	July 17, 2026
Granted June 20, 2023	200	2,500.00	June 20, 2025
Granted October 18, 2023	6,202	10.00ab	April 18, 2027
Granted November 30, 2023	19,861	10.00ab	May 30, 2027
Outstanding, December 31, 2023	28,771	2,314.07	
Granted February 21, 2024	33,411	10.00ab	August 21, 2027
Granted April 11, 2024	21,933	10.00ab	October 11, 2027
Granted May 22, 2024	54,145	11.00ab	November 22, 2027
Expired July 16, 2024	(645)	30,000.00	
Outstanding, December 31, 2024	137,615	351.57	

(a)The issuance of the Seventh Tranche Debenture on May 22, 2024 triggered the down round provision, adjusting the exercise prices of the Debenture Warrants to $10.00 (Note 12).

(b)Subsequent to December 31, 2024, On January 16, 2025, institutional investors purchased $7,700,000 of convertible debt and warrants were issued with an exercise price of $2.62 per share. The issuance of the additional tranche triggered the round down provision, adjusting the exercise price of the First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Debentures and First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Warrants to $2.62.

e) Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the periods presented. Diluted net loss per share is computed by giving effect to all potential weighted average dilutive common stock. For diluted net loss per share, the dilutive effect of outstanding awards is reflected by application of the treasury stock method and convertible securities by application of the if-converted method, as applicable.

The following table sets forth the computation of basic and diluted net loss per share:

	December 31, 2024	December 31, 2023
Basic net loss per share:		
Numerator		
Net loss	$ (16,274,815)	$ (11,733,210)
Denominator		
Basic weighted-average common share outstanding	713,627	11,605
Basic net loss per share	$ (22.81)	$ (1,011.05)
Diluted net loss per share:		
Numerator		
Net loss	$ (16,274,815)	$ (11,733,210)
Assumed net loss attributable upon redemption of convertible debentures	$ (2,388,890)	-
Change in fair value of convertible debenture derivatives	$ (493,501)	-
Loss on conversion and extinguishment of convertible debentures	$ 4,433,164	-
Interest expense, amortization of debt discount and issuance costs of convertible debentures	$ 2,978,722	-
Diluted net loss	$ (11,745,320)	-
Denominator		
Number of shares used in basic net loss per share computation	713,627	11,605
Weight-average effect of potentially dilutive securities:		-
Convertible debentures	(306,316)	-
Diluted weighted-average common share outstanding	407,311	11,605
Diluted net loss per share	$ (28.84)	$ (1,011.05)

Potentially dilutive securities that are not included in the calculation of diluted net loss per share because their effect is anti-dilutive are as follows (in common equivalent shares):

	December 31, 2024	December 31, 2023
Warrants	137,615	28,771
Options	545	761
Prefunded warrants	-	-
Convertible debentures	-	134,448
Total anti-dilutive weighted average shares	138,160	163,980

17. REVENUE

For the year ended December 31, 2024, the Company sold hydroxyl generating devices. The Company's revenue from the hydroxyl generating devices sales are as follows:

	December 31, 2024	December 31, 2023
HVAC devices	$ -	$ 13,753
Transport devices	-	2,528
QuadPro devices	41,315	-
Crypto asset production	26,572	-
	$ 67,887	$ 16,281

18. INCOME TAXES

For the year ended December 31, 2024 and 2023, loss before income tax provision consisted of the following:

	December 31, 2024	December 31, 2023
Domestic operations – Canada	$ (15,395,415)	$ (10,981,917)
Foreign operations - United States	(879,400)	(751,293)
Total loss before taxes	$ (16,274,815)	$ (11,733,210)

Income tax expense (benefit) consists of the following for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Loss before taxes	$ (16,274,815)	$ (11,733,210)
Statutory tax rate	27.00%	27.00%
Income taxes at the statutory rate	$ (4,394,200)	$ (3,167,967)
Change in fair value of derivative liabilities	(377,536)	(2,525,761)
Non-deductible accretion interest	671,064	1,665,506
Debt conversion and extinguishment losses	1,195,929	509,945
Stock-based compensation	109,803	314,023
Share issue costs	(126,529)	(167,075)
Foreign currency translation	1,159,454	(185,096)
Other	(80,453)	1,893
Total	$ (1,842,468)	$ (3,554,532)
Change in valuation allowance	$ 1,842,468	$ 3,554,532
Total income tax expense (benefit)	$ -	$ -

The Company is subject to Canadian federal and provincial tax for the estimated assessable profit for the years ended December 31, 2024 and 2023 at a rate of 27%.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not realize those tax assets through future operations. Significant components of the Company's deferred taxes are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Unused net operating losses carry forward - Canada and United States	$ 11,941,424	$ 10,964,564
Share issue costs	261,984	285,654
Tangible capital assets	(51,391)	2,692
Intangible capital assets	943,361	-
Total deferred tax assets	13,095,378	11,252,910
Valuation allowance	(13,095,378)	(11,252,910)
	$ -	$ -

The Company has non-capital losses of $38.7 million as of December 31, 2024 and $37.4 million as of December 31, 2023, which can be used to offset future taxable income in Canada, and are due to expire in the following years:

2038	$ 1,855,758
2039	4,203,902
2040	2,166,985
2041	5,892,732
2042	10,250,711
Thereafter	14,375,687
	$ 38,745,775

For foreign operations in United States, aggregate net operating losses are $3.8 million as of December 31, 2024 and $2.2 million as of December 31, 2023 which can be carried forward indefinitely. Non-Capital Losses in Canada can be carried forward after change of ownership, if the particular business which gave rise to the loss is carried on by the company for profit or with a reasonable expectation of profit. Certain accumulated net operating losses in United States are subject to an annual limitation from equity shifts, which constitute a change of ownership as defined under Internal Revenue Code ("IRC") Section 382. These rules will limit the utilization of the losses. No analysis has been done as of December 31, 2024 since the Company continued to generate losses and no net operating losses have been utilized

The Company files income tax returns in Canada and the United States and is subject to examination in these jurisdictions for all years since the Company's inception in 2017. As at December 31, 2024, no tax authority audits are currently underway.

The Company currently has no uncertain tax position and is therefore not reflecting any adjustments.

19. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having the authority and responsibility of planning, directing, and executing the activities of the Company. The Company has determined that its key management personnel consist of the Company's officers and directors.

As of December 31, 2024, $600,000 (December 31, 2023, $57,561) in total was owing to officers and directors, or to companies owned by officers and directors, of the Company for services and expenses. These amounts owing have been included in accounts payable and accrued liabilities.

During the years ended December 31, 2024 and 2023, the Company incurred $58,445 and $8,213, respectively, to our U.S. general counsel firm, Enso Law against legal services, a corporation controlled by the Chairman of the Company.

There were no other payments to related parties for the years ended December 31, 2024 and 2023 other than expense reimbursements in the ordinary course of business.

20. RESEARCH AND DEVELOPMENT

During the year ended December 31, 2024, the Company spent $211,354 in research and development costs in relation to RCS product development and UN(THINK)™ production research. During the year ended December 31, 2023, the Company spent $6,589 in research and development costs in relation to UN(THINK)™ food product development. The following represents the breakdown of research and development activities:

	December 31, 2024	December 31, 2023
Product development	147,788	6,589
Production research	63,566	-
	$ 211,354	$ 6,589

21. LEASES

On November 1, 2023, the Company terminated its operating lease for office space. This resulted in a loss of $30,322 which is included in other loss. On the same date, the Company entered into a new short-term lease and has elected not to apply the recognition requirements under ASC 842 “Leases”. The Company has no finance leases.

The components of lease expenses were as follows:

	December 31, 2024	December 31, 2023
Operating lease cost	$ -	$ 242,632
Short-term lease cost	60,224	47,385
Total lease expenses	$ 60,224	$ 290,017

22. COMMITMENTS AND CONTINGENCIES

Debenture principal repayments

The following table summarizes the future principal payments related to our outstanding debt as of December 31, 2024:

2024	$ 1,430,000
2025	55,714
	$ 1,485,714

Contingencies

Litigation

On August 11, 2023, AgriFORCE’s former CEO, Ingo Wilhelm Mueller filed a Notice of Civil Claim in which he alleges that AgriFORCE wrongfully terminated his employment without notice, in breach of the parties’ underlying employment agreement. Mr. Mueller alleges to have suffered damages including, among other things, a loss of base salary of $473,367 CAD per annum and damages from not receiving common stock of AgriFORCE equivalent in value to $468,313 CAD. AgriFORCE’s position is that Mr. Mueller was terminated for ‘just cause’ because he breached his fiduciary duty to act in AgriFORCE’s best interest by, among other things, submitting a sizeable bid for the acquisition of a company without first obtaining Board approval. In doing so, Mr. Mueller misrepresented AgriFORCE’s financial standing and forged, or instructed others to forge, a document by affixing the electronic signature of AgriFORCE’s CFO.

As at December 31, 2023, the parties were in the discovery stage of litigation. AgriFORCE has produced relevant documents to Mr. Mueller, and is awaiting Mr. Mueller’s production of relevant documents. The parties are also in the process of scheduling examinations for discovery. Management is instructing counsel to advance the matter given the relative strength of AgriFORCE’s case.

The likelihood of an unfavorable outcome is not probable given the facts supporting AgriFORCE’s ‘for cause’ termination of Mr. Mueller as well as the significant expense that Mr. Mueller would have to incur to advance this matter to trial.

On September 31, 2023, Stronghold filed a Complaint with the Superior Court of California for Breach of Contract; Breach of the Covenant of Good Faith and Fair Dealing; and Common Count: Goods and Services Rendered in relation to the purchase and sale agreement for the Coachella property (Note 5). Stronghold alleges that AgriFORCE breached the PSA by failing to deposit certain stocks certificates into Escrow, failing to pay amounts owed for its costs incurred in connection with the Sellers Work, and for terminating the PSA despite Stronghold’s performance of the Sellers Work. Stronghold is claiming $451,684.00 plus interest in damages based on invoices it provided. AgriFORCE will dispute, among other things, the amount and invoices, estimating approximately $230,000 as Stronghold’s true expenses that may be claimed. The Company filed their answer on February 26, 2024. On January 17, 2025, the Company settled the complaint with Stronghold and agreed to pay Stronghold $20,833 monthly for 12 months beginning February 1, 2025.

On March 27, 2024, BV Peeters Advocaten-Avocats ("Peeters") summoned the Company to appear on May 31, 2024 at the First Chamber of the Dutch-Speaking Division of the Business Court in Brussels. Peeters is seeking payment for €467,249 of unpaid bills for legal services plus penalties and interest. The Company believes that Peeters performed actions that were not in the Company's best interest. The Company does not intend to pay the outstanding legal bills and intends to vigorously defend its position in court. The parties have agreed to go into mediation.

On July 11, 2024, AgriFORCE's former General Counsel filed a Notice of Civil Claim with the Supreme Court of British Columbia, in which he alleges that AgriFORCE wrongfully terminated his employment without notice, in breach of the parties' underlying employment agreement. Former General Counsel alleges to have suffered damages including, among other things, a loss of base salary of $250,000 CAD per annum, damages from not receiving common stock of AgriFORCE equivalent in value to $62,500 CAD, and damages from not receiving entitlement to the Company's short-term incentive bonus of $90,563 CAD, and participation in the Company's long-term incentive stock option program, and participation in the Company's Group Benefits plan. The Company filed a response to the claim on August 2, 2024. AgriFORCE's position is that General Counsel was terminated for 'just cause'. On January 6, 2025, the Company settled the Civil Claim with the Company's former General Counsel and agreed to pay a settlement amount of $160,000 CAD (accrued) to the Company's former General Counsel.

23. SEGMENTED INFORMATION

The Company has chosen to organize its operating segments based on products or services offered. Each operating segment is also a reportable segment (i.e. operating segments have not been aggregated). The Company's operating and reportable segments at December 31, 2024, include Unthink Food, which produces high protein baking flour; Radical Clean Solutions, which sells its patented hydroxyl devices; and Bitcoin Mining. All other activities, including financing, are carried out through the corporate entity. At December 31, 2024, Bitcoin Mining operations were conducted at the Redwater Property in Alberta, Canada. Subsequent to December 31, 2024, on January 17, 2025, the Company will add Bitcoin Mining operations in Ohio, USA, which reflects the manner in which the Company's Chief Operating Decision Maker ("CODM"), its Chief Executive Officer, reviews and assesses the performance of the business and allocates resources.

The information used by the CODM to assess performance and allocate resources includes various measures of segment profit, however, for the purposes of the disclosures required by ASC 280, Segment Reporting and ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Company has determined that the measure most consistent with the measurement principles used in measuring the corresponding amounts in the consolidated financial statements is net income. Segment financial information is used to monitor forecast versus actual results in order to make key operating decisions for each segment. The CODM evaluates the performance or allocate resources for each segment based on the Company's assets or liabilities.

The following discloses key financial information including the significant segment expenses, in the context of deriving net income, that are regularly provided to and reviewed by the CODM reconciled to the segment's net income:

	Unthink Food	Radical Clean Solutions	Bitcoin Mining	Corporate	Total
Year Ended December 31, 2024					
Revenue	$ -	$ 41,315	$ 26,572	$ -	$ 67,887
Significant segment expenses					
Costs of services	-	-	54,923	-	54,923
Cost of inventory sold	-	34,192	-	-	34,192
Gross profit (loss)		7,123	(28,351)		(21,228)
Selling, general and administrative	885,956	296,488	-	4,173,747	5,356,191
Acquisition-related integration costs	-	-	20,610	-	20,610
Depreciation	631,399	-	16,809	18,853	667,061
Accretion interest expense	-	-	-	2,978,722	2,978,722
Impairment expense	4,137,271	-	-	-	4,137,271
Foreign exchange loss / gain	(385)			(203,835)	(204,220)
Change in fair value of derivatives				(1,392,530)	(1,392,530)
Loss (gain) on conversion of convertible debt				1,627,858	1,627,858
Loss on debt extinguishment				2,805,306	2,805,306
Other segment items	38,938	512	-	217,868	257,318
Total operating expenses and other expenses (income)	5,693,179	297,000	37,419	10,225,989	16,253,587
Net Loss	$ (5,693,179)	$ (289,877)	$ (65,770)	$ (10,225,989)	$ (16,274,815)

	Unthink Food	Radical Clean Solutions	Bitcoin Mining	Corporate	Total
Year Ended December 31, 2023					
Revenue	$ -	$ 16,281	$ -	$ -	$ 16,281
Significant segment expenses					
Costs of services	-	-	-	-	-
Cost of inventory sold	-	13,577	-	-	13,577
Gross margin		2,704			2,704
Selling, general and administrative	682,868	15,761	-	7,813,833	8,512,462
Acquisition-related integration costs	-	-	-	-	-
Depreciation	670,411	-	-	9,433	679,844
Interest expense	-	-	-	7,963,299	7,963,299
Impairment expense	-	-	-	1,963,304	1,963,304
Foreign exchange loss / gain				75,009	75,009
Change in fair value of derivatives				(9,360,886)	(9,360,886)
Loss (gain) on conversion of convertible debt				1,190,730	1,190,730
Loss on debt extinguishment				680,935	680,935
Other segment items	(4,440)	1,248	-	34,409	31,217
Total operating expenses and other expenses (income)	1,348,840	17,009	-	10,370,066	11,735,914
Net Income	$ (1,348,839)	$ (14,305)	$ -	$ (10,370,066)	$ (11,733,210)

Other segment items consists of loss on disposition of property, plant and equipment, change in fair value of derivatives, impairment loss, interest income, and foreign exchange (loss) gain, as reported on the consolidated income statements.

The following table summarizes the additions to property and equipment, total property and equipment, and total assets by segment, used by the CODM to assess segment performance.

	Unthink Food	Radical Clean Solutions	Bitcoin Mining	Corporate	Total
Year Ended December 31, 2024					
Property and equipment, additions	$ -	$ -	$ 839,937	$ -	$ 839,937
Intangible assets, additions	-	510,333	625,736	-	1,136,069
Property and equipment, net	-	-	807,471	1,424	808,895
Intangible assets, net	7,209,120	472,834	625,736	-	8,307,690
Total assets	$ 7,209,120	$ 767,775	$ 1,459,489	$ 1,327,599	$ 10,763,983
Year Ended December 31, 2023					
Property and equipment, additions	$ -	$ -	$ -	$ -	$ -
Intangible assets, additions	-	-	-	-	-
Property and equipment, net	-	-	-	11,801	11,801
Intangible assets, net	12,733,885	-	-	-	12,733,885
Total assets	$ 12,772,742	$ 223,801	$ -	$ 4,371,384	$ 17,367,927

The following tables summarize revenue, assets, and property, plant, and equipment by geographic area based on the location of the underlying action activity or rendering of services and location of the underlying assets:

Year Ended December 31,	2024	2023
Revenue		
Canada	$ 67,887	$ 16,281
United States	-	-
Total Revenue	$ 67,887	$ 16,281
Assets		
Cash and cash equivalents for all segments		
Canada	$ 423,907	$ 3,869,333
United States	65,961	9,245
Total cash and cash equivalents	$ 489,868	$ 3,878,578
Property Plant and Equipment		
Canada	$ 808,895	$ 10,707
United States	-	1,094
Total property plant and equipment	$ 808,895	$ 11,801

The revenues for the Radical Clean Solutions segment were generated from one customer for the years ended December 31, 2024 and 2023.

The revenues for the Bitcoin mining segment were generated from Bitcoin network.

24. SUBSEQUENT EVENTS

From January 1, 2025 through April 7, 2025, the Company issued 189,768 common shares upon conversion of convertible debt and conversion of convertible debt in lieu of repayment in cash (principal and interest of $385,269).

On January 16, 2025, institutional investors purchased $7,700,000 of convertible debt and warrants were issued with an exercise price of $2.62 per share. The issuance of the additional tranche triggered the round down provision, adjusting the exercise price of the First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Debentures and First, Second, Third, Fourth, Fifth, Sixth, and Seventh Tranche Warrants to $2.62.

On January 17, 2025, acquired a 5 MW bitcoin mining facility located in Columbiana County, Ohio for $4.5 million in cash. The assets purchased consist of following assets, among other things: Nine hundred (900) S-19 J Pro BITMAIN Antminers, transformers necessary to operate the Facility, five custom 40 ft Crytpo Canman housing containers including 5 power distribution boxes, one Caterpillar trailer mounted standby generator, one Doosan trailer mounted generator set, eight shipping containers and five 1 MW natural gas generator power plants. The Company also received assignment of power purchase agreements to purchase gas at $0.04 per kWh and access leases to the realty underlying the Facility.

On March 21, 2025, an Investors purchased an additional tranche of $1,320,000. The convertible debt and warrants were issued with an exercise and strike price of $1.99. The issuance of the additional tranche triggered the down round provision, adjusting the exercise prices of the First, Second, Third, Fourth Fifth, Sixth, Seventh, and January 2025 Tranche Debentures and the First, Second, Third, Fourth, Fifth, Sixth, Seventh, and January 2025 Tranche Warrants to $1.99.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a—15(e) and 15d—15(e) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of such date, our disclosure controls and procedures were effective.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including the individuals serving as our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

Attestation Report on Internal Control over Financial Reporting.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to the deferral allowed given we are neither an accelerated nor a large accelerated filer.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2024 Annual Meeting of Stockholders (the "**Proxy Statement**"). The definitive Proxy Statement will be filed with the SEC within 120 days after the close of the fiscal year covered by this Annual Report on Form 10-K.

Name	Age	Position	Served Since
David Welch	43	Executive Chairman, Director, Compensation Committee Member, and M&A Committee Member	December 2017
William J. Meekison	60	Director, Audit Committee, Compensation Committee Chair, and M&A Committee Chair	June 2019
Richard Levychin	65	Director, Audit Committee Chair, M&A Committee Member	July 2021
Amy Griffith	52	Director, Governance Committee Chair and Compensation Committee Member	July 2021
Elaine Goldwater	53	Director, Audit Committee Member and Governance Committee Member	October 2023
Jolie Kahn	59	Chief Executive Officer	June 2024
Chris Polimeni	59	Chief Financial Officer	March 2025
Mauro Pennella	59	Chief Marketing Officer and President AgriFORCE™ Brands division.	July 2021
Richard S. Wong	59	Former Chief Financial Officer	October 2018

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the annual meeting of shareholders and until their successors have been elected and qualified.

David Welch, Chairman of the Board, Director, Compensation Committee Chair, M&A Committee member

Mr. Welch is a founding partner at ENSO LAW, LLP, a Los Angeles based Intellectual Property and Regulatory law firm. He has a broad base of experience in representing US, Canadian and Mexican corporate clients in the areas of litigation, intellectual property and government regulatory advisement and defense. Mr. Welch has represented recognizable businesses in the agriculture and food services space in Federal Court, California state courts and before the USPTO and TTAB. Mr. Welch has also argued before the California Supreme Court and the US 9th Circuit Court of Appeals on constitutional issues related to preemption and the application of US law to various companies. Mr. Welch obtained his Juris Doctorate degree from Loyola Law School with an emphasis in international trade and has received various accolades for his work in intellectual property and regulatory law, including Top 40 under 40 by the Daily Journal; National Law Journal Intellectual Property Trail Blazer, and Super Lawyers from 2013 until 2023. In his business ventures, Mr. Welch is a registered aquaculturist and farmer focusing on sustainable and regenerative agricultural practices. He is suited to serve as a director due to his long-standing experience in international intellectual property, agriculture and business.

William John Meekison, Director, Audit Committee, and M&A Committee Chair

Mr. Meekison is a career Chief Financial Officer and former investment banker. He has spent the last fifteen years serving in a variety of executive management and CFO roles with both private and public companies, currently as the CFO of Exro Technologies Inc. (since October 2017), a technology company in the emobility sector. He is currently on the board of Telo Genomics Corp. (since July 2018) and Adven Inc. (since April 2021). Prior to his position at Exro Technologies Inc. and other CFO roles, Mr. Meekison spent fifteen years in corporate finance with a focus on raising equity capital for North American technology companies, including nine years at Haywood Securities Inc. Mr. Meekison received his Bachelor of Arts from the University of British Columbia and is a Chartered Professional Accountant, Professional Logistician and Certified Investment Manager. Mr. Meekison also holds the NACD.DC certification as a member of the National Association of Corporate Directors. He is suited to serve as a director due to his long-time experience as a CFO.

Richard Levychin, Director, Audit Committee Chair, M&A Committee Member

Richard Levychin, CPA, CGMA, is a Partner in Galleros Robinson's Commercial Audit and Assurance practice where he focuses on both privately and publicly held companies. Prior to taking this position in October 2018, Richard was the managing partner of KBL, LLP, a PCAOB certified independent registered accounting firm, since 1994. Mr. Levychin has over 25 years of accounting, auditing, business advisory services and tax experience working with both privately owned and public entities in various industries including media, entertainment, real estate, manufacturing, not-for-profit, technology, retail, technology, and professional services. His experience also includes expertise with SEC filings, initial public offerings, and compliance with regulatory bodies. As a business adviser, he advises companies, helping them to identify and define their business and financial objectives, and then provides them with the on-going personal attention necessary to help them achieve their established goals. Mr. Levychin is well suited to serve on our Board due to his decades of experience as the managing partner of a PCAOB certified independent registered accounting firm, which included decades of expertise with SEC filings and initial public offerings.

Amy Griffith, Director, Governance Committee Chair and Compensation Committee Member

Ms. Griffith currently serves as Head, Government Relations & External Affairs for McCain Foods - North America. She is responsible for the North America ("NA") Public Affairs strategy and provides strategic leadership and direction on behalf of McCain with policymakers in the United States and Canada. She leads external communications and stakeholder management. Previously, she was the Group Director for the North America Operating unit of the Coca-Cola Company, in this capacity she oversaw public affairs, government relations, sustainability and communications in Canada and the Northeastern United States. Previously, she served as Wells Fargo's State & Local Government Relations Senior Vice President. She was recruited to Wells Fargo's Government Relations and Public Policy team in 2019. In this role, Griffith led Wells Fargo's legislative and political agenda in her region and managed relationships with state and local policymakers and community stakeholders. Ms. Griffith is a director of Ocean Biomedical, Inc. From 2008-2019, Ms. Griffith led government relations for sixteen states in the Eastern United States for TIAA for over a decade. Prior to that, she worked in the aerospace, high tech, education, private and public sectors, and has managed multiple high-profile political campaigns at the local, state and national level. Griffith is active in her community and has co-chaired The Baldwin School Golf Outing to raise funds for girls' athletics programs. She is a graduate of Gwynedd-Mercy College and holds a Bachelor of Arts in History. Ms. Griffith is well qualified to serve as a director due to her significant experience in government relations, policy and regulatory agencies as well as decades of experience working with companies in both the private and public sectors.

Elaine Goldwater, Director, Audit Committee Member, and Governance Committee Member

Elaine Goldwater is an executive in the Bio-Pharmaceutical Industry. She is the Senior Director of Marketing, Endocrinology at Recordati Rare Diseases. Prior to Recordati Rare Diseases she was at Merck. Elaine offers 20 plus years of experience creating and launching complex global marketing strategies in the competitive pharmaceutical industry, she offers a talent for guiding informed decision-making, leading strategic planning and strategic operations, and delivering double-digit growth and transform across high-value product portfolios. Her expertise includes deep knowledge of the product lifecycle from pre-clinical/early-stage development through launch, loss of exclusivity (LOE), line-extension, and late lifecycle products. In addition, Elaine's mastery of country and global operations is leveraged with a background in building market archetypes, shared best practices, and profitable strategy and execution models. She drives end to end commercial strategy creation and execution through a collaborative cross functional process that delivers above brand performance driving to growing net revenue and ensuring patient access.

Jolie Kahn, Chief Executive Officer

Jolie Kahn has an extensive background in corporate finance and corporate and securities law. She has been the proprietor of Jolie Kahn, Esq. since 2002 and still practices law on a limited basis, including serving as U.S. securities counsel for the Company. Ms. Kahn has also acted in various corporate finance roles, including extensive involvement of preparation of period filings and financial statements and playing an integral part in public company audits. She also works with companies and hedge funds in complex transactions involving the structuring and negotiation of multi-million-dollar debt and equity financings, mergers, and acquisitions. Ms. Kahn has practiced law in the areas of corporate finance, mergers & acquisitions, reverse mergers, and general corporate, banking, and real estate matters. She represents both public and private companies, hedge funds, and other institutional investors in their role as investors in public companies. She served as Interim CFO of GlucoTrack, Inc. from 2019 – 2023 and has served, on a part time basis, as CFO of Ocean Biomedical, Inc. since February 2024. Ms. Kahn holds a BA from Cornell University and a J.D. magna cum laude from the Benjamin N. Cardozo School of Law.

Chris Polimeni, Chief Financial Officer

Chris Polimeni has more than 30 years of extensive financial and operational expertise. Since 2020, he has served as President and CEO of Polimeni & Associates, Inc., a financial consulting firm specializing in fractional CFO services, debt and equity capital raises, SEC reporting, mergers and acquisitions, internal control evaluations, reorganizations, and technology strategic planning. Prior to that, he served as Executive Vice President, CFO/COO of Accelerate360 Holdings, LLC and its subsidiary, a360 Media, LLC (formerly American Media, LLC) for 15 years, where he played a key role in acquisitions, corporate finance, SEC reporting, and corporate management.

Mauro Pennella, Chief Marketing Officer and President, AgriFORCE ™ Brands

Mr. Pennella, who works full time for the Company, is a consumer products veteran with more than 30 years of experience in the consumer-packaged goods industry. From May 2018 until January 2021, he was Chief Growth & Sustainability Officer at McCain Foods, a Canadian multinational frozen food company. In that role, he was responsible for global marketing, sales, research and development (R&D) and sustainability. From October 2014 to April 2018, Mr. Pennella served as the President, International of Combe Incorporated, a personal care products company where he oversaw the international division, R&D and the internal advertising agency. He was also a member of the Executive Committee at Combe Incorporated, where he was responsible for the P&L - overseeing eight subsidiaries with more than 100 employees around the world. Prior to that, Mr. Pennella led the Retail and International businesses at Conagra’s Lamb Weston division and developed his career at Diageo and Procter & Gamble. Mr. Pennella received a Master of Business from Audencia, a premier European business school, as well as an M.A.B.A. in Marketing and Finance from The Ohio State University Fisher College of Business.

Richard Wong, Former Chief Financial Officer

Mr. Wong, who works full time for the Company, has over 25 years of experience in both start-up and public companies in the consumer goods, agricultural goods, manufacturing, and forest industries. Prior to joining the Company in 2018, he was a partner in First Choice Capital Advisors from 2008-2016 and a partner in Lighthouse Advisors Ltd. from 2016-2018. Mr. Wong has also served as the CFO of Emerald Harvest Co., Dan-D Foods, Ltd., and was the Director of Finance and CFO of SUGOI Performance Apparel and had served positions at Canfor, Canadian Pacific & other Fortune 1000 companies. Mr. Wong is a Chartered Professional Accountant, and a member since 1999. Mr. Wong has a Diploma in Technology and Financial Management from the British Columbia Institute of Technology.

Troy McClellan, Former President AgriFORCE™ Solutions

Mr. McClellan, who worked full time for the Company, had focused on innovative design and construction technologies throughout his career. Mr. McClellan is a registered professional architect and received his Master's Degree in Architecture from Montana State University.

On January 25, 2024, Troy McClellan, President of AgriFORCE Solutions, submitted a letter of resignation to the Company. On January 25, 2024, the Company accepted his resignation and deemed it effective immediately pursuant to Section 7.3 of his employment agreement with the Company which permits waiver by the Company of Mr. McClellan's notice period (through March 31, 2024) and corresponding acceleration of the resignation date.

Corporate Governance

The business and affairs of our Company are managed under the direction of the Board of Directors.

Director Independence

We use the definition of "independence" of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of our Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ rules provide that a director cannot be considered independent if:

- the director is, or at any time during the past three years was, an employee of our Company;
- the director or a family member of the director accepted any compensation from our Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);
- a family member of the director is, or at any time during the past three years was, an executive officer of our Company;
- the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which our Company made, or from which our Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);
- the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of our Company served on the compensation committee of such other entity; or
- the director or a family member of the director is a current partner of our Company's outside auditor, or at any time during the past three years was a partner or employee of our Company's outside auditor, and who worked on our Company's audit.

Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from our Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our Company made, or from which our Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000. Under such definitions, we have six independent directors.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Board Committees

Our Board has established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Our board of directors has adopted written charters for each of these committees. Copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our Audit Committee is comprised of at least three individuals, each of whom are independent directors and at least one of whom will be an "audit committee financial expert," as defined in Item 407(d)(5)(ii) of Regulation S-K. Our audit committee is currently comprised of Richard Levychin (Chair), John Meekison and Amy Griffith, who are independent, and Mr. Levychin is our financial expert.

Our Audit Committee will oversee our corporate accounting, financial reporting practices and the audits of financial statements. For this purpose, the Audit Committee will have a charter (which will be reviewed annually) and perform several functions. The Audit Committee will:

- evaluate the independence and performance of, and assess the qualifications of, our independent auditor and engage such independent auditor;
- approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services and approve in advance any non-audit service to be provided by our independent auditor;
- monitor the independence of our independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
- review the financial statements to be included in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and review with management and our independent auditor the results of the annual audit and reviews of our quarterly financial statements; and
- oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the Board of Directors.

Compensation Committee

Our Compensation Committee is comprised of at least three individuals, each of whom will be an independent director, Our Compensation committee is currently comprised of David Welch (Chair), Amy Griffith, and John Meekisn, who are independent.

The Compensation Committee will review or recommend the compensation arrangements for our management and employees and also assist our Board of Directors in reviewing and approving matters such as company benefit and insurance plans, including monitoring the performance thereof. The Compensation Committee will have a charter (which will be reviewed annually) and perform several functions.

The Compensation Committee will have the authority to directly engage, at our expense, any compensation consultants or other advisers as it deems necessary to carry out its responsibilities in determining the amount and form of employee, executive and director compensation.

Nominating and Corporate Governance Committee (the "N&CG Committee")

Our N&CG Committee is comprised of at least three individuals, each of whom will be an independent director. Currently Amy Griffith (Chair), Elaine Goldwater, and Richard Levychin are members of the committee.

The NC&G Committee is charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the Board of Directors for consideration. This committee also has the authority to oversee the hiring of potential executive positions in our Company. The NC&G Committee also has a charter, which is to be reviewed annually.

Our insider trading policy is part of our Ethics Policy which is Exhibit 14 hereto, and Exhibit 19 is subsumed in Exhibit 14 hereto.

Item 11. Executive Compensation

Name & Principal Position	Year	Salary	Bonus	Share-Based Awards[a]	Option-Based Awards	All Other Compensation	Total Compensation
Jolie Kahn	2024	312,611		25,000			337,611
Chief Executive Officer	2023						
Richard S. Wong,	2024	260,166	-	41,066		1,793	303,025
Former Chief Financial Officer	2023	264,041	-	179,004	42,148	1,793	486,986
Mauro Pennella	2024	255,512	-	54,753		1,793	312,058
Chief Marketing Officer, President AgriFORCE™ Brands	2023	259,317	-	158,105	25,544	1,793	444,759
Troy T. McClellan,	2024	56,782	-	-	-	138	56,920
Former President Design & Construction	2023	231,755	-	74,091	-	1,656	307,502
Ingo W. Mueller,	2024	-	-	-	-	-	-
Former Chief Executive Officer	2023	289,025	-	86,744	-	-	375,769

(a) Some share-based awards were issued net of income taxes. The Company repurchased shares on the issuance date to remit as income taxes to the appropriate government revenue service agencies.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of April 7, 2025 by:

- each person known to us to be the beneficial owner of more than 5% of our outstanding common stock;
- each of our executive officers and directors; and
- all of our executive officers and directors as a group.

	Common shares	Options Granted vested within 60 days of April 7, 2025	Warrants	Total	Percentage beneficially owned
Directors and Officers:					
Jolie Kahn	1,266	-	-	1,266	0.1%
Richard Wong	2,343	211	-	2,554	0.1%
Mauro Pennella	4,253	135	-	4,388	0.3%
John Meekison	9	43	-	52	0.0%
David Welch	10	42	-	52	0.0%
Amy Griffith	-	37	-	37	0.0%
Richard Levychin	-	37	-	37	0.0%
Elaine Goldwater	-	-	-	-	-%
Troy McClellan (Former President Design & Construction)	-	-	-	-	-%
Margaret Honey (Former Director)	-	-	-	-	-%
Total all officers and directors (10 persons)*	7,881	505	-	8,386	0.5%
5% or Greater Beneficial Owners					
-	-	-	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related-party transactions." For purposes of our policy only, and not for purposes of required disclosure, which will be all related party transactions, even if less than $120,000, a "related-party transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related party" are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related party is any executive officer, director or a holder of more than five percent of our common shares, including any of their immediate family members and any entity owned or controlled by such persons.

At present, we have appointed f independent directors to the N&CG Committee. As a result, our Chief Financial Officer, Richard Wong, must present information regarding a proposed related-party transaction to the Nominating and Corporate Governance Committee. Under the policy, where a transaction has been identified as a related-party transaction, Mr. Wong must present information regarding the proposed related-party transaction to our Nominating and Corporate Governance Committee, once the same is established, for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-party transactions, our Nominating and Corporate Governance Committee takes into account the relevant available facts and circumstances including, but not limited to:

- whether the transaction was undertaken in the ordinary course of our business;
- whether the related party transaction was initiated by us or the related party;
- whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us from the related party transaction;
- the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party;
- the related party's interest in the related party transaction, and
- any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The Nominating and Corporate Governance Committee shall then make a recommendation to the Board, which will determine whether or not to approve of the related party transaction, and if so, upon what terms and conditions. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Except as set forth below, we have not had any related party transactions, regardless of dollar amount:

As of December 31, 2024, $600,000 (December 31, 2023 - $57,561) in total was owing to officers and directors or to companies owned by officers and directors of the Company for services and expenses. These amounts owing have been included in accounts payable and accrued liabilities.

During the year ended December 31, 2024 and 2023, the Company incurred $51,588 and $11,984 , respectively, to our U.S. general counsel firm, Enso Law against legal services, a corporation controlled by a director of the Company. As of December 31, 2024, $5,647 (December 31, 2023 - $Nil) in total was owed to Enso Law.

During the year ended December 31, 2024, the Company incurred $67,500 of legal fees to Jolie Kahn, who is also the CEO of the Company. As of December 31, 2024, $49,151 (December 31, 2023 - $Nil) in total was owed to Jolie Kahn.

Item 14. Principal Accounting Fees and Services

Aggregate fees billed to us by Marcum LLP, the Company's principal independent accountants, during the last two fiscal years were as follows:

	December 31, 2024	December 31, 2023
Audit Fees[a]	$ 242,308	$ 196,200

(a) Amounts represent the contractual fees related to the fiscal year, not the accrued fees incurred during the year.

Audit Fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports, S-1 filings, comfort letters, and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements.

During the years ended December 31, 2024 and 2023, Marcum LLP did not incur fees for any other professional services.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

The following Consolidated Financial Statements of the Company and the Report of Independent Registered Public Accounting Firm (PCAOB ID: 688) included in Part II, Item 8:

Consolidated Balance Sheets as of December 31, 2024 and 2023

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2024 and 2023

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2024 and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023

Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto set forth under Item 8.

Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit No.	Description
3.1	Articles of Incorporation and Bylaws of Issuer*
4.1	Form of Series A Warrant and Representatives Warrant****
4.2	Amended and Restated Stock Option Plan – Form of Stock Option Certificate attached as Schedule A*
4.3	Form of Broker Compensation Warrant Certificate for $1.00 warrants issued to brokers in connection in May 2019 in connection with $1.00 preferred unit financing*
10.1	Vacant Land Purchase Agreement, dated July 13, 2020, between Company and Coachella Properties, Inc.*
10.2	Capital Funding Group-Commercial Loan Terms_Sheet_-_Re Coachella_3837v2*
10.3	Commercial Loan Agreement with Alterna Bank-2020-04-30*
10.4	Vacant Land Offer Extension_of_Time_Addendum_Coachella-IM Signed*
10.5	Employment Agreement - Ingo Mueller********
10.6	Employment Agreement - Richard Wong********
10.7	Employment Agreement - Troy McClellan********
10.8	Employment Agreement - Mauro Pennella********
10.9	Second Vacant Land Offer Extension_of_Time_Addendum_Coachella-IM Signed***
10.10	Warrant Agent Agreement***
10.11	Capital Funding Term Sheet dated February 5, 2021 ****
10.12	Extension of Land Purchase Agreement ****
10.13	Pharmhaus Termination Agreements ******
10.14	Bridge Loan Agreement dated March 24, 2021******
10.15	Bridge Note, dated March 24, 2021******
10.16	Bridge Warrant, dated March 24, 2021******
10.17	Asset Purchase Agreement - Manna Nutritional Group********
10.18	Definitive Agreement with Humboldt Bliss, Ltd********
10.19	Share Purchase Agreement with Delphy Groep B.V.********
10.20	Binding LOI to Acquire Deroose Plants NV********
10.21	License Agreement with Radical Clean Solutions Ltd.********
10.22	Radical Clean Solutions Asset Purchase Agreement
10.23	Redwater Alberta Canada Mining Acquisition Agreement**
10.24	Securities Purchase Agreement
10.25	Bald Eagle Mining, LLC Asset Purchase Agreement**
14.1	Code of Ethics**
21.1	List of Subsidiaries**
23.1	Consent of Marcum, LLP**
31.1	Certification of Chief Executive Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of Chief Financial Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with our Registration Statement on Form S-1 filed with the Commission on December 16, 2020**.**
** Filed herewith
*** Filed with Amendment No. 1 to our Registration Statement on Form S-1 filed with the Commission on January 20, 2021.
**** Filed with Amendment No. 2 to our Registration Statement on Form S-1 filed with the Commission on March 3, 2021.
***** Filed with Amendment No. 3 to our Registration Statement on Form S-1 filed with the Commission on March 22, 2021.
****** Filed with Amendment No. 4 to our Registration Statement on Form S-1 filed with the Commission on June 3, 2021.
******* Filed with Amendment No. 5 to our Registration Statement on Form S-1 filed with the Commission on June 14, 2021.
******** Filed with Form 10-K filed with the Commission on March 30, 2022.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIFORCE GROWING SYSTEMS, LTD.

Date: April 7, 2025	By:	*/s/ Jolie Kahn*
	Name:	Jolie Kahn
	Title:	Chief Executive Officer (Principal Executive Officer)
Date: April 7, 2025	By:	*/s/ Chris Polimeni*
	Name:	Chris Polimeni
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jolie Kahn Jolie Kahn	Chief Executive Officer	April 7, 2025
/s/ Chris Polimeni Chris Polimeni	Chief Financial Officer	April 7, 2025
/s/ David Welch David Welch	Chairman of the Board of Directors	April 7, 2025
/s/ John Meekison John Meekison	Director	April 7, 2025
/s/ Richard Levychin Richard Levychin	Director	April 7, 2025
/s/ Amy Griffith Amy Griffith	Director	April 7, 2025
/s/ Elaine Goldwater Elaine Goldwater	Director	April 7, 2025

General Assignment of Contract and Asset Purchase

THIS AGREEMENT is dated for reference the 28th day of November, 2024

BETWEEN: **AF Redwater, Inc.,** a company incorporated under the laws of the Province of Alberta, having its registered address at: c/o Jolie Kahn, 430 Park Avenue, 19th floor, NY, NY 10022 USA

(the "Assignee" or "Purchaser")

AND:

RIVOGENIX ENERGY CORP, a company incorporated under the laws of the Province of British Columbia, having its registered office located at 2489 Bellevue Ave, West Vancouver, British Columbia, V7V 1E1

(the "Assignor" or "Seller")

WHEREAS:

A. Immediately prior to the date hereof, the Assignor was a party to, and possessed rights in, two Asset Purchase Agreements, one with True North Data Solutions Ltd., dated November 18, 2024 (the "TNDS APA") and one with Comgen Power Solutions, Ltd., dated October 18, 2024 (the "CPS APA"), and with the executed and delivered General Assignment of Contract and other ancillary agreements entered into in connection with both, collectively, the "Assigned Agreements").

B. Pursuant to the Assigned Agreements the Assignor must deliver this Agreement to the Assignee on the closing of the transaction contemplated thereby (the "Closing Date").

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Assignor and the Assignee covenant and agree as follows:

(1) For the purposes of this Agreement:

(a) "Benefits" means the Contract, any and all benefits and advantages due or accruing due or at any time after the Closing Date coming due thereunder or any extensions or renewals thereof, and the benefit of all covenants, representations and warranties in respect thereof;

(b) "Contract" means the Assigned Agreements; ";

(2) As and from the Closing Date, the Assignor hereby grants, assigns, transfers, and sets over absolutely and unconditionally unto the Assignee all of the Assignor's right, title and interest both at law and in equity in and to the Contract and Benefits.

(3) The Assignor agrees that the Assignee is to have and to hold the Contract and Benefits for its sole use and benefit forever.

(4) The Assignor represents and warrants to the Assignee that:

(a) the Assignor has full right and authority to assign the Contract and Benefits as contemplated hereby;

(b) the Assignor's interests under the Contract are free and clear of all liens, charges, encumbrances and judgments of any nature or kind whatsoever; and

(c) the Contract is good, valid, and subsisting and the Assignor has observed and performed each and every covenant, agreement and obligation of the Assignor under the Contract required to be observed or performed by it to the Closing Date.

(d) the representations and warranties on Schedule (4) are true, complete and correct, and all capitalized terms thereon are used as defined in the Contract.

(5) The Assignor will indemnify, defend and save harmless the Assignee from and against any and all actions, suits, losses, damages and expenses which the Assignee may suffer or incur or be put to by reason of any of the warranties or representations set forth in section (4) of this Agreement being untrue or incorrect.

(6) As and from the Closing Date, the Assignee assumes and agrees to observe, perform, be bound by and be liable under, as an obligation of the Assignee, each and every covenant, agreement and obligation of the Assignor under the Contract required to be observed or performed on or after the Closing Date, and hereby agrees to indemnify, defend and save harmless the Assignor from and against any and all actions, suits, losses, damages and expenses which the Assignor may suffer or incur or be put to by reason of the failure of the Assignee to do any of the same on or after the Closing Date.

(7) The Assignor expressly authorizes the Assignee to collect, demand, sue for, enforce, recover, and receive, dispose of, realize or enforce the Contract as the Assignee may deem advisable and without prejudice to any rights which the Assignee may have against the Assignor.

(8) This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and assigns.

(9) The invalidity or unenforceability of any provision of this Agreement or any part thereof shall not affect the validity or enforceability of the remainder of this Agreement or such provision.

(10) This Agreement shall be governed by and construed in accordance with the law of Alberta.

(11) The Assignor represents and warrants that it has the consent of each seller/assignor under each of the TNDS APA and the CPS APA to enter into this Agreement and that the Contract is enforceable against each seller under each of the TNDS and CPS as if Assignee were the Assignee.

(12) Assignor also at the time of closing executes and delivers the bill of sale attached hereto as Exhibit (12).

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

RIVOGENIX ENERGY CORP

Per: Signed by: Kevin Beaulieu
DC501391ABBD453...

Authorized signatory

AF REDWATER, INC.

Per: Signed by: Jolie Kahn
1C94FC5EDA794F4...

Authorized signatory

SCHEDULE (4)

The Vendor represents and warrants to the Purchaser that the statements contained in this Schedule (4) are true and correct as of the date hereof.

Section 1.01 Corporate Status and Extra-Provincial Registrations of the Vendor

The Vendor is a corporation incorporated and validly existing under the Law of the Province of British Columbia and has not been discontinued or dissolved under such Law. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution. The Vendor has the corporate power and capacity to own, operate or lease the Purchased Assets. The Vendor is duly licensed or registered to carry on business in each jurisdiction in which the ownership of the Purchased Assets makes such licensing or registration necessary.

Section 1.02 Authority of the Vendor

The Vendor has the corporate power and capacity to enter into this Agreement and the other Transaction Documents to which the Vendor is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Vendor of this Agreement and any other Transaction Document to which the Vendor is a party, the performance by the Vendor of its obligations hereunder and thereunder and the consummation by the Vendor of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Vendor. This Agreement has been duly executed and delivered by the Vendor, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms. When each other Transaction Document to which the Vendor is or will be a party has been duly executed and delivered by the Vendor (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of the Vendor enforceable against it in accordance with its terms.

Section 1.03 No Conflicts; Consents

The execution, delivery and performance by the Vendor of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(a) conflict with or result in a violation or breach of, or default under, any provision of the Articles, by-laws or any unanimous shareholder agreement of the Vendor;

(b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Vendor or the Purchased Assets;

(c) require the consent, notice or other action by any Person, including but not limited to the original sellers of the Purchased Assets under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Assigned Contract or Permit to which the Vendor is a party or by which the Vendor is bound or to which any of the Purchased Assets are subject (including any Assigned Contract);

(d) require the consent of the Vendor's shareholders; or

(e) result in the creation or imposition of any Encumbrance on the Purchased Assets.

No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Vendor in connection with the execution and delivery of this Agreement or any of the other Transaction Documents.

Section 1.04 Title to Purchased Assets

The Vendor has good and valid title to all of the Purchased Assets. All such Purchased Assets (including leasehold interests) are free and clear of Encumbrances.

Section 1.05 Condition and Sufficiency of Assets

The Facility, the Miners, Equipment and the Plant are, as applicable, structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of the Facility, the Miners or the Plant, including all parts, components, accessories and attachments thereto, are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 1.06 Assigned Contracts

Each Assigned Contract is valid and binding on the Vendor in accordance with its terms and is in full force and effect. None of the Vendor or, to the Vendor's Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Assigned Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser. There are no material disputes pending or threatened under any Contract included in the Purchased Assets.

Section 1.07 Technology

(a) The Vendor either owns or holds valid leases, licences, services agreements, and/or other right to use and be provided with all the Information Technology that forms part of the Purchased Assets, and the Vendor's current use of such Information Technology does not exceed the scope of the rights granted to the Vendor to use such Information Technology, including any applicable limitation upon the usage, type or number of licenses, users, hardware, time, services, or systems.

(b) The Vendor possess the source code for all versions of Software products included in the Purchased Assets. None of the source code for any Software included in the Purchased Assets has been licensed or provided to, or used or accessed by, any Person other than employees, consultants or independent contractors of the Vendor who have entered into written confidentiality contracts with respect to such source code;

(c) There is no Open Source Software that:

(i) forms part of the Purchased Assets;

(ii) was, or is, used by the Vendor in connection with the operation of the Purchased Assets; or

(iii) is not used in accordance with its respective licence agreement or is used in a manner that would cause any Information Technology that forms part of the Purchased Assets to be subject to a licence agreement or any provision thereof that requires as a condition of use, modification, or distribution of the Software which it governs, that such Software be disclosed or distributed in source code form; made available for use by the general public; or when combined with other software, automatically deemed (including that such combined Software be deemed) a part of the public domain; subject to the rights of other Persons to modify it;

(d) None of the terms governing the use of the Open Source Software (if any) that forms part of the Purchased Assets conflicts or shall conflict, either directly or indirectly, with the obligations, representations, warranties and covenants of the Vendor or the rights of the Purchaser as set out in this Agreement and the Vendor has not received notice of any circumstances which indicate a pending or threatened breach of this representation and warranty;

(e) No source code for any Software forming part of the Purchased Assets has been disclosed, delivered, licensed, or otherwise made available to any Person who is not, as of the date of this Agreement, an employee or contractor of the Vendor engaged to provide services relating to such Purchased Assets and subject to written confidentiality obligations with respect thereto. The Vendor has no duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available the source code for Software to any Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, licence or disclosure of any source code for any Software to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Vendor engaged to provide services relating to such Purchased Assets and subject to written confidentiality obligations with respect thereto;

(f) The Vendor has used industry best practices at all times to protect all the Information Technology that forms part of the Purchased Assets and any confidential or proprietary information of Vendor or of third parties in the possession or control of the Vendor from unauthorized intrusion, access, use, disclosure or modification, and to adequately archive and back-up such Information Technology and confidential and proprietary information for back-up and disaster recovery purposes, including by obtaining enforceable written agreements to maintain the confidentiality of the foregoing from all Persons with whom such information has been shared;

(g) The Vendor has taken all reasonable steps and has implemented and maintains all appropriate measures, in accordance with industry best practices, to secure the Information Technology and all information stored or contained therein or transmitted thereby, from loss or unauthorized access, modification, disclosure or use and to ensure the continued, uninterrupted and error free operation of the Information

Technology and has required that the Vendor's third-party providers of Information Technology systems have taken comparable steps;

Section 1.08 Legal Proceedings; Governmental Orders

(a) There are no Actions pending or, to the Vendor's Knowledge, threatened against or by the Vendor (i) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (ii) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against, relating to or affecting the Purchased Assets.

Section 1.09 Compliance with Laws; Permits

(a) The Vendor is complying with all Laws applicable to the ownership and use of the Purchased Assets.

(b) All Permits required for the Vendor for the ownership and use of the Purchased Assets have been obtained by the Vendor and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

Section 1.10 Taxes

(a) All Tax Returns required to be filed by or on behalf of Vendor with respect to the ownership of the Purchased Assets for all periods prior to the Closing have been duly and timely filed with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns are true, complete and correct in all respects.

(b) The Vendor has timely paid all Taxes which are due and payable by it with respect to the Purchased Assets for all periods prior to the Closing.

(c) The Vendor has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes in respect of the ownership of the Purchased Assets, and has duly and timely withheld and paid over to the appropriate Governmental Authority all amounts required to be so withheld and paid under all applicable Laws in respect of the ownership of the Purchased Assets.

(d) There are no outstanding liabilities for Taxes payable, collectible or required to be remitted by the Vendor, whether assessed or not, which may result in an Encumbrance on or other claim against, or seizure of, all or any part of the Purchased Assets or that would result in the Purchaser becoming liable or responsible for such liabilities, and no event has occurred that, with the passage of time or the giving of notice, or both, could reasonably be expected to result in an Encumbrance for Taxes on any of the Purchased Assets, nor is any taxing authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets.

(e) The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

Section 1.11 Brokers

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of the Vendor.

Section 1.12 Full Disclosure

No representation or warranty by the Vendor in this Agreement or any certificate or other document furnished or to be furnished to the Purchaser under this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

EXHIBIT (12)

BILL OF SALE AND GENERAL CONVEYANCE

THIS BILL OF SALE AND GENERAL CONVEYANCE is made effective this 28th day of November 2024 (the "**Effective Date**").

BETWEEN:

RIVOGENIX ENERGY CORP., a corporation governed by the laws of British Columbia, (the "**Vendor**")

- and -

AF REDWATER, INC., a corporation incorporated governed by the laws of Alberta (the "**Purchaser**"),

RECITALS:

A. Rivogenix Energy Corp. ("**Rivogenix**") is party to two asset purchase agreements dated as of October 18, 2024 and November 18th 2024, as assigned to the Purchaser by Rivogenix (the "**Purchase Agreement**").

B. In connection with the transactions contemplated by the Purchase Agreement, prior to the Closing, the Vendor has agreed to sell and the Purchaser has agreed to purchase the Transferred Assets, as are set forth in greater detail in Schedule "A" attached hereto.

C. The Purchaser and Vendor desire to enter into this Bill of Sale and Conveyance to sell, assign, convey and transfer the Transferred Assets to the Purchaser, and for the Purchaser to irrevocably assume all obligations, indebtedness and any other liabilities in respect of the Transferred Assets, including the Assumed Liabilities.

NOW THEREFORE, in consideration of the mutual promises contained in the Purchase Agreement, the payment of the Excluded Asset Purchase Price, the assumption of any and all obligations and liabilities related to the Transferred Assets, and for other good and valuable consideration given by the Purchaser to the Vendor (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1. **Capitalized Terms.**

   Capitalized terms used in this Bill of Sale and General Conveyance but not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

2. **Conveyance and Sale.**

   Effective as of the Closing Date, the Vendor does hereby sell, assign, transfer, convey and deliver to the Purchaser all of the right, title and interest of the Vendor in and to the Transferred Assets, all of which are now in the possession of the Purchaser, to have and to hold same for the Purchaser's sole and only use forever.

3. **Excluded Asset Purchase Price.**

The aggregate purchase price payable for the Transferred Assets is the sum of **U.S. $1,500,000** (including G.S.T.), which amount has been paid by the Purchaser to the Vendor on or before the execution of this Agreement, and the Vendor acknowledges receipt thereof.

4. **Assumption of Purchased Assets.**

(a) Purchaser hereby accepts the assignment of all Vendor's right, title and interest in and to, and all benefits and obligations of Vendor of the Transferred Assets granted herein and covenants, acknowledges and agrees to be bound by and to perform, observe and be subject to all of the terms, covenants and conditions related to the Transferred Assets on and after the Closing Time, including any lending or financing arrangements related thereto.

5. **General Provisions.**

(a) Each of the Purchaser and Vendor hereby covenants and agrees that, at any time and from time to time after the Effective Date, it will, upon the request of the other party execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, assignments, transfers, conveyances and assurances as may be required for the carrying out and performance of all the terms of this Bill of Sale and General Conveyance.

(b) In the event of any conflict or inconsistency between this Bill of Sale and General Conveyance and the Purchase Agreement, the Purchase Agreement shall govern and prevail.

(c) This Bill of Sale and General Conveyance shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(d) This Bill of Sale and General Conveyance shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(e) This Bill of Sale and General Conveyance may be executed and delivered in any number of counterparts and by different parties on separate counterparts, each of which, when so executed (as evidenced by an original, electronic or facsimile signature), shall be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Bill of Sale and General Conveyance as of the date first written above.

AF REDWATER, INC.

Per Jolie Kahn
Name: Jolie Kahn
Authorized Signatory

RIVOGENIX ENERGY CORP.

By: Kevin Beaulieu
Name: Kevin Beaulieu

Schedule "A"
Transferred Assets

SCHEDULE "A"

Plant

All turbines, combustors and compressors currently comprise the Plant, including any and all software, computer hardware, network, servers, wires, cables, tubes, and any structures, cowling or housing of any of the foregoing components.

EQUIPMENT DETAILS

1. **Redwater Natural Gas Power Plant**
   - Inclusive of balance of plant
   - Does not include applicable taxes
2. Rated Capacity: 1.2MW Continuous (ISO Conditions)
3. Fuel Type: Natural Gas
4. Rated Voltage: 480V (configured to 415V)
5. Frequency: 60Hz
6. Year of Manufacture: 2005
7. Hours: Approx 18,000 hours since zero hour rebuild.
   - Maintenance records of the equipment are included.
8. EX WORKS – Redwater, AB
9. Equipment will be sold "as is, where is" with the balance of CAT OEM warranty on applicable components and ComGen warranty on workmanship.
10. **Does not** include black start generator
    - 50kw Natural Gas Stand-by Generator
    - Service proivided by ComGen Power Solutions Ltd.
    - Rental Agreement between ComGen and Real PWR will be assigned to RivoGenix
    - Current Rental Cost: $800/month

1MW prefabricated modular data center infrastructure

Inclusive of balance of data center;

4160V Switchgear

2.25MW Transformers Skids / Switchboards

HV Cable

LV Cable

1MW Mining buildings (Full Automation)

133 S19J Pro BITMAIN ASIC Miners

Execution Version

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made and entered into this 17th day of January, 2025

BETWEEN:

AGRIFORCE GROWING SYSTEMS, LTD., a company incorporated under the laws of the Province of British Columbia, having an office located at 800-525 West 8th Avenue, Vancouver, BC V5Z 1C6

(the "**Purchaser**")

AND:

BALD EAGLE MINING, LLC, a company incorporated under the laws of the State of Ohio having an office located at 14600 Mission Rd., Leawood, Kansas, 66224, USA

(the "**Vendor**").

WHEREAS the Vendor owns (or in the case of Ohio EPA Permit No. P0131444, beneficially owns) certain bitcoin mining assets as set forth on <u>Schedule A</u> hereto (the "**Assets**"), located on a portion of the surface land of two (2) separate oil and gas well pads in Columbiana County, Ohio, USA (collectively, the "**Premises**").

WHEREAS the Vendor wishes to sell, transfer, and assign to the Purchaser (and, in the case of Ohio EPA Permit No. P0131444, which is owned by Geopetro LLC, cause to be transferred to the Purchaser), and the Purchaser wishes to purchase and acquire all the Vendor's right, title, and interest in and to the Assets, all pursuant to the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants, rights and obligations contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

As used in this Agreement, the following words and phrases shall have the following meanings unless the context dictates otherwise:

(a) "**Affiliate**" means, with respect to any Person, any Person directly or indirectly controlled by, controlling or under common control with such Person. For the purposes of this definition, "control" shall mean direct or indirect beneficial ownership of 50.1% or greater interest in the voting power of such Person or such other relationship as, in fact constitutes actual control;

(b) "**Agreement**" means this Asset Purchase Agreement including all schedules attached to this Agreement;

(c) "**Assumed Liabilities**" means the liabilities assumed by the Purchaser as set out in Section 2.2;

(d) "**Business Day**" means any day other than a day which is a Saturday, a Sunday or a statutory holiday in the United States of America;

(e) "**Closing**" means the completion of the sale and purchase of the Assets as provided for in this Agreement on the Closing Date;

(f) "**Closing Date**" means **<u>January 17, 2025</u>**;

(g) "**Closing Time**" means 8:00 pm (NY time) on the Closing Date;

(h) "**Damages**" means any losses, liabilities, obligations, damages, penalties, fines, claims, demands, actions, suits, costs and expenses of any nature whatsoever, including reasonable legal fees, charges and disbursements, but excluding any consequential, special, indirect, punitive or exemplary damages, including loss of profit, loss of revenue, loss of value, opportunity costs and similar types of losses and damages;

(i) "**Excluded Liabilities**" has the meaning set out in Section 2.2;

(j) "**Governmental Body**" means any domestic or foreign national, federal, provincial, state, municipal or other government or body, including, without limitation, any subdivision, ministry, department, secretariat, bureau, agency, commission, board, university, authority or patent office of any of the foregoing governments or bodies;

(k) "**Indemnified Person**" means a Person with indemnification rights or benefits under Section 10.1 or Section 10.3, or otherwise under this Agreement;

(l) "**Indemnifying Party**" means a party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 10;

(m) "**Indemnity Claim**" has the meaning set out in Section 10.4;

(n) "**Laws**" means all laws, statutes, rules, regulations, or ordinances promulgated by any Governmental Body;

(o) "**Person**" means and includes any individual, corporation, limited liability company, partnership, firm, joint venture, syndicate, association, trust, Governmental Body, and any other form of entity or organization;

(p) "**Purchase Price**" means the amount set out in Section Article 3;

(q) "**Systems**" has the meaning set out in Section **Error! Reference source not found.**;

(r) "**Third Party**" has the meaning set out in Section 10.4(a); and

1.2 Other Definitions

Any words defined elsewhere in this Agreement (including in the recitals) shall have the particular meaning assigned to the words thereto.

1.3 Currency

In this Agreement, all references to money or payments or "$" shall mean the lawful currency of the United States of America and all payments made hereunder shall be made in that currency.

1.4 Entire Agreement

This Agreement (including Schedule A and Schedule B) constitutes the entire agreement among the parties concerning the subject matter hereof and supersedes all written or oral prior agreements or understandings with respect thereto. The recitals set forth above are incorporated into this Agreement as material representations upon which both parties rely in entering into this Agreement.

1.5 Governing Law

This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of, or relate to this Agreement, or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Ohio and the laws of the United States applicable therein. Any action or proceeding arising out of or based upon this Agreement, may be brought in the state or federal courts of the State of Ohio, and each party irrevocably submits and agrees to attorn to the exclusive jurisdiction of such courts in any such action or proceeding.

1.6 Schedules and Exhibits

The Schedules and Exhibits listed below and attached hereto shall be deemed to form an integral part of this Agreement:

Schedule/Exhibit	Description
Schedule A	Assets
Schedule B	Closing Checklist
Exhibit A	Form of Assignment and Bill of Sale
Exhibit B	Form of Consent and Agreement (Geopetro LLC)
Exhibit C	Form of Consent and Agreement (Pin Oak Energy Partners LLC)
Exhibit D	Form of License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use (Geopetro LLC)
Exhibit E	Form of Consent to Sublease (West Point Renewables, LLC)

ARTICLE 2 PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets

On and subject to the terms and conditions of this Agreement, at the Closing, the Vendor shall sell, convey, transfer, assign and deliver to the Purchaser (and, in the case of the Ohio EPA Permit No. P0131444, cause to be transferred to the Purchaser by Geopetro LLC), and the Purchaser shall assume, purchase, and acquire from the Vendor, all of the right, title and interest of the Vendor in and to all of the Assets, free and clean of all liens and encumbrances created by through or under the Vendor; the foregoing sale and purchase (except in respect of Ohio EPA Permit No. P0131444 which shall be addressed in that certain Consent and Agreement delivered by Geopetro LLC substantially in the form of **Exhibit B** attached hereto) shall be effectuated by an assignment and bill of sale substantially in the form attached hereto as **Exhibit A** (the "**Assignment and Bill of Sale**").

2.2 Assumption of Liabilities

Subject to Closing and effective as of the Closing Time, and further subject to the warranties contained in the Assignment and Bill of Sale, the Purchaser agrees to discharge, perform, and fulfil all obligations, commitments, claims, and liabilities relating to the Assets (collectively, "**Claims**") regardless of when the transaction or occurrence giving rise to such Claims arose and regardless of whether such Claims are known or unknown (collectively, the "**Assumed Liabilities**"); provided, however, that the term "Assumed Liabilities" does not include the purchase price of natural gas delivered and consumed by the Assets between 12:01 AM Eastern Time on January 1, 2025 and the Closing Time (the "**January 2025 Fuel Liabilities**") . The Vendor shall be responsible for any Claims relating to the Assets accrued prior to the Closing Time which are not Assumed Liabilities (collectively, "**Accrued Liabilities**"); the Vendor shall also be responsible for Claims covered by the warranties set forth in the Assignment and Bill of Sale (together with the January 2025 Fuel Liabilities and the Accrued Liabilities, collectively, the "**Excluded Liabilities**"). At the Closing Time, insurance, and any maintenance costs in respect of the Assets shall become the responsibility of the Purchaser and so too all risk of loss of and damage to the Assets.

ARTICLE 3 PAYMENT

3.1 Purchase Price

The purchase price for the Assets is **$3,550,000 (Three Million Five Hundred Thousand Dollars** (the "**Purchase Price**"), payable as follows on the Closing Date: (i) $50,000 (Fifty Thousand Dollar) deposit previously paid for the benefit of the Purchaser to the Vendor (which deposit Purchaser agrees is non-refundable and the sole property of Vendor, Purchaser hereby agreeing to indemnify and defend Vendor against all claims for refund); (ii) Three Million

Five Hundred Thousand Dollars ($3,500,000) in cash (the "**Purchase Price Balance**") via wire transfer pursuant to instructions to be provided in writing by the Purchaser to the Vendor.

3.2 Other Agreements

3.3 At Closing, Vendor shall cause (a) the redirection of the wallet address in respect of the Assets to the Purchaser's designated wallet provider and (b) Geopetro LLC to cause Ohio EPA Permit No. P0131444 to be transferred to Purchaser. Purchaser acknowledges that, pursuant to the Consent and Agreement between Vendor and Geopetro LLC (substantially in the form attached hereto as <u>Exhibit B</u>) Vendor has agreed to reimburse Geopetro LLC for its reasonable and necessary third-party invoiced expenses incurred by Geopetro LLC to cause the permit transfer described in the immediately preceding clause (b) to be completed, and Purchaser hereby agrees to subsequently, and promptly upon receipt of evidence of same, reimburse Vendor One Hundred percent (100%) of those monies paid by Vendor to Geopetro LLC. Also at Closing, Vendor shall cause Geopetro LLC to execute and deliver to Purchaser a license and sublease substantially in the form of Exhibit D attached hereto, and, in connection therewith, cause each of Geopetro LLC and West Point Renewables, LLC to execute and deliver a consent to sublease substantially in the form of Exhibit E attached hereto.Sales Taxes

The Purchaser shall be responsible for and shall pay all sales taxes and other similar taxes, duties, transfer, retail registration fees or other like charges payable upon and in connection with the sale, assignment, and transfer of the Assets from the Vendor to the Purchaser.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES

4.1 Vendor's Representations, Warranties and Acknowledgements

The Vendor represents and warrants to the Purchaser that:

(a) the Vendor is a limited liability company duly formed and validly existing under the laws of the State of Ohio

(b) the Vendor has all right, authority and capacity to enter into this Agreement and to carry out the transactions contemplated in this Agreement in accordance with the terms of this Agreement;

(c) the execution, delivery and performance of this Agreement by the Vendor will not: (i) violate neither the certificate of formation nor the operating agreement of the Vendor; (ii) violate any legal requirement applicable to the Vendor, including any indenture, mortgage or other agreement or instrument to which the Vendor is a party or by which it or its properties are bound, or any Laws; or (iii) except in connection with the various consents and notices already secured or given by Vendor or addressed in the documents provided to Purchaser at and prior to Closing, conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any waiver, consent or notice under or permit or result in a termination, suspension, modification or acceleration of any performance required by the terms of any contract by which the Vendor is bound or to which any of the Assets are subject;

(d) there is no litigation or proceeding pending or threatened that relates to the Vendor or the Transferred Assets, nor does the Vendor know or have any reasonable grounds to believe, that there is any basis for any such action or governmental investigation of any sort;

(e) there are no liens for taxes upon any of the Transferred Assets to be transferred pursuant to this Agreement; and

(f) All of the equipment listed in line items 1 through 8 of <u>Schedule A</u> attached hereto (collectively, the "**Plant**"), including any housing, are in good working condition (ordinary wear and tear excepted) and suitable for the Vendor's bitcoin mining operations. Over the past two years, to the knowledge of the Vendor's manager, there have been no cyber incidents affecting the Plant's electronic systems connected to the worldwide web, and the Vendor has taken reasonable steps to ensure the security and integrity of the Plant's electronic systems connected to the worldwide web.

4.2 Purchaser's Representations and Warranties

The Purchaser hereby represents and warrants to the Vendor:

(a) the Purchaser is a company duly incorporated under the laws of British Columbia, Canada;

(b) the Purchaser has all right, authority and capacity to enter into this Agreement and to carry out the transactions contemplated in this Agreement in accordance with the terms of this Agreement, and Purchaser is authorized to do business in the State of Ohio (including, without limitation, the right and legal status under the Laws of the State of Ohio to receive the transfer of the Ohio EPA permits that are part of the Assets)

(c) the execution, delivery and performance of this Agreement by the Purchaser will not: (i) violate the articles of incorporation or other governing documents of the Purchaser; (ii) violate any legal requirement applicable to the Purchaser, including any indenture, mortgage or other agreement or instrument to which the Purchaser is a party or by which it or its properties are bound, or any Laws; or (iii) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any waiver, consent or notice under or permit or result in a termination, suspension, modification or acceleration of any performance required by the terms of any contract by which the Purchaser is bound; and

(d) there are no orders, actions, or other legal proceedings, nor, to the knowledge of the Purchaser, are there any threatened or pending orders, actions, or other legal proceedings, which if determined adversely, would prevent, or restrict the Purchaser from purchasing the Transferred Assets in accordance with this Agreement.

4.3 Survival of Representations and Warranties

The representations and warranties made by the Vendor and the Purchaser contained in Sections 4.1 and 4.1(a), or contained in any document or certificate given in order to carry out the transactions contemplated by this Agreement, will survive the Closing of the sale and purchase of the Assets provided for in this Agreement until 5PM Eastern Time on January 17, 2026 and no claim in respect of any of such representations and warranties shall be made or enforceable by a party hereto unless written notice of that claim is given by that party to the other party against whom the claim is made rprior to 5PM Eastern Time on January 17, 2026.

ARTICLE 5 CONDITIONS OF CLOSING

5.1 Conditions Precedent and Subsequent in favour of the Purchaser

All obligations of the Purchaser under this Agreement are subject to the fulfilment, on or before the Closing Date, of the following conditions, as more specifically listed on Schedule B hereto:

(a) the representations and warranties of the Vendor contained in this Agreement being true and correct on and as of the Closing Date ;

(b) all of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(j) not later than 5PM Eastern Time on January 24, 2025, the Vendor shall have initiated (or, in the case of Ohio EPA Permit No. P0131444, shall have caused Geopetro LLC to initiate) the transfer to Purchaser of the Ohio EPA permits included in the Assets.

The foregoing conditions are for the exclusive benefit of the Purchaser and such conditions may be waived in whole or in part by the Purchaser at or before the Closing Date by delivering to the Vendor a written waiver to that effect signed by the Purchaser.

5.2 Conditions Precedent in favour of the Vendor

All obligations of the Vendor under this Agreement are subject to the fulfilment, on or before the Closing Date, of the following conditions, as more specifically set forth on Schedule B hereto:

(a) the representations and warranties of the Purchaser contained in this Agreement being true and correct on and as of the Closing Date;

(b) all of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed, and in particular, the wire of the Purchase Price Balance having been received in full by Vendor; and

(c) the Vendor shall have obtained all assignments, consents, and other conveyances to permit the sale, assignment and transfer of the Assets by the Vendor to the Purchaser as provided in this Agreement (recognizing that the transfer of the Ohio EPA permits that are part of the Assets will take some time to achieve).

The foregoing conditions are for the exclusive benefit of the Vendor and such conditions may be waived in whole or part by the Vendor at or before the Closing Date by delivering to the Purchaser a written waiver to that effect signed by the Vendor.

ARTICLE 6 INTERIM PERIOD

6.1 Intentionally Omitted.

ARTICLE 7 CLOSING

7.1 Time and Location

Subject to the terms and conditions, the transactions contemplated in this Agreement shall be closed electronically.

7.2 Closing Documents

At the Closing, the parties shall execute, or cause to be executed, and shall deliver, or cause to be delivered, all documents, instruments and things which are to be delivered by the parties pursuant to Schedule B hereto.

7.3 Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the other party pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required under this Agreement has been paid, executed, and delivered as the case may be (recognizing that the transfer of the Ohio EPA permits that are part of the Assets will take some time to achieve).

ARTICLE 8 TERMINATION

8.1 Termination Rights

This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated if any of the items listed on Schedule B (other than the transfer of the Ohio EPA permits that are part of the Assets which will take some time to achieve) is unable to be provided at Closing, unless the party to whom the item is to be delivered waives such delivery.

8.2 Effect of Termination

(a) Each of the Vendor’s and the Purchaser’s right of termination under this Article 8 is in addition to any other rights available under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in this Article 8 limits or affects any other rights or causes of action any party may have with respect to the representations, warranties, covenants, and indemnities in its favour contained in this Agreement. If a party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation, or covenant in whole or in part.

(b) If this Agreement is terminated pursuant to Section 8.1, all obligations of the parties under this Agreement will terminate, except that:

(i) each party's obligations under Section **Error! Reference source not found.** will survive; and

(ii) if this Agreement is terminated by:

A. the Purchaser because of a breach of this Agreement by the Vendor or because a condition for the benefit of the Purchaser has not been satisfied or the Vendor has failed to perform any of its obligations or covenants under this Agreement which are reasonably capable of being performed or caused to be performed by it; or

B. the Vendor because of a breach of this Agreement by the Purchaser because a condition for the benefit of the Vendor has not been satisfied or the Purchaser has failed to perform any of its obligations or covenants under this Agreement which are reasonably capable of being performed or caused to be performed by it,

then the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 9 POST-CLOSING OBLIGATIONS

9.1 Further Assurances

Each party shall co-operate with the other, and execute and deliver, or cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment, and transfer, and take all such other actions as such party may be reasonably requested to take by the other party from time to time, consistent with the terms of this Agreement in order to implement the provisions and purposes of this Agreement.

ARTICLE 10 INDEMNIFICATION

10.1 Liability and Indemnification in Favour of the Purchaser

The Vendor will be liable for and agrees to indemnify, defend, and hold harmless the Purchaser and its Affiliates and their respective officers, directors, employees, and agents from and against any Damages arising out of, under or pursuant to any of the following:

(a) any loss suffered by the Purchaser as a result of any inaccuracy in any representation or warranty given by the Vendor in this Agreement;

(b) any loss suffered by the Purchaser as a result of any breach or non-performance by the Vendor of any covenant to be performed by it under this Agreement; and

(c) the Excluded Liabilities.

provided, however, that the Vendor shall not be liable to indemnify, defend or hold harmless the Purchaser or its Affiliates and their respective officers, directors, employees, and agents from and against any Damages in excess of three million five hundred fifty thousand dollars ($3,550,000).

The Vendor's obligation of indemnification under this Section 10.1 shall survive the Closing and continue in full force and effect until 5PM Eastern Time on January 26, 2026.

10.2 Limitation of Liability of the Vendor

(a) The Purchaser acknowledges and confirms that except for the representations and warranties set forth in Section 4.1 and in the Assignment and Bill of Sale, it is acquiring the Assets on an "as is, where is" basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to the Vendor, the Assets and the Assumed Liabilities. The Vendor makes no representations or warranties of any kind or nature,

express or implied, at law or in equity except as expressly set forth in Section 4.1 and in the Assignment and Bill of Sale (with respect to the limited warranty of title in respect of the real property rights transferred and the Ohio Revised Code Section 1302.25 with respect to Vendor's title to the Plant), which are expressly limited by the provisions of Section 4.3 and Section 10.1 of this Agreement

10.3 Liability and Indemnification in Favour of the Vendor

The Purchaser will be liable for and agrees to indemnify, defend, and hold harmless the Vendor and its Affiliates and their respective members, managers, officers, directors, employees, and agents (and, in the case of any member, manager, or officer who is an individual, their respective spouses, heirs, devisees, and personal representatives) from and against any Damages arising out of, under or pursuant to any of the following:

(a) any loss suffered by the Vendor as a result of any inaccuracy in any representation or warranty given by the Purchaser in this Agreement or in any other certificate, instrument, agreement or other document delivered pursuant hereto by the Purchaser;

(b) any loss suffered by the Vendor as a result of any breach or non-performance by the Purchaser of any covenant to be performed by it under this Agreement or in any other certificate, instrument, agreement or other document delivered pursuant hereto by the Purchaser; and

(c) the Assumed Liabilities,

provided, however, that the Purchaser shall not be liable to indemnify, defend or hold harmless the Vendor or its Affiliates and their respective members, managers, officers, directors, employees, and agents (and, in the case of any member, manager, or officer who is an individual, their respective spouses, heirs, devisees, and personal representatives) from and against any Damages in excess of three million five hundred fifty thousand dollars ($3,550,000).

10.4 The Purchaser's obligation of indemnification with respect to Damages described in clauses (a) and (b) of this Section 10.3 shall survive the Closing and continue in full force and effect until 5PM Eastern Time on January 17, 2026. The Purchaser's obligation of indemnification with respect to Damages described in clauses (c) of this Section 10.3 shall survive the Closing and continue in full force and effect indefinitely.Defense of Third-Party Claims

In the event of a claim (an "**Indemnity Claim**") being made by a third party against an Indemnified Person in respect of which the Indemnifying Party is or may be obligated under or arising out of this Agreement to indemnify, pay Damages to or otherwise compensate the Indemnified Person, the following provisions shall apply.

The survival provisions of Sections 10.1 and 10.3 shall not apply to the Indemnifying Party's duty to indemnify, defend, and hold harmless any Indemnified Person to the extent the relevant and otherwise proper Indemnity Claim was properly delivered to the Indemnifying Party prior to 5PM Eastern Time on January 17, 2026.

The Indemnified Person shall promptly give written notice to the Indemnifying Party of any Indemnity Claim in respect of which the Indemnified Person intends to claim for indemnification against the Indemnifying Party. The Indemnifying Party shall, at its own expense, assume control of the negotiation, settlement, and defence of such Indemnity Claim. The Indemnified Person shall co-operate with the Indemnifying Party in respect of such Indemnity Claim and the Indemnifying Party shall reimburse the Indemnified Person for all the Indemnified Person's reasonable expenses (including legal fees and disbursements) as a result of the Indemnifying Party's assumption of such Indemnity Claim and arising from the Indemnified Person's co-operation.

The Indemnified Person will have the right to participate in the negotiation, settlement, and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to both the Indemnifying Party and the Indemnified Person shall be retained by the Indemnifying Party. If the Indemnifying Party fails to defend any Indemnity Claim within a reasonable time, the Indemnified Person will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifying Party; provided that the Indemnified Person may not assume the defense of the Indemnity Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defense and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required

to respond to any deadline imposed by a court, arbitrator or other tribunal. If the Indemnified Person assumes the defense of the Indemnity Claim pursuant to the foregoing, the Indemnified Person may compromise and settle the Indemnity Claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Indemnity Claim effected without its consent (which consent may not be unreasonably withheld or delayed).

The following provisions shall also apply with respect to Indemnity Claims:

(a) In the event that any Indemnity Claim is of a nature such that the Indemnified Person is legally bound or required by applicable Law to make a payment to any person (a "**Third Party**") with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifying Party shall be obligated to make such payment or post security therefor on behalf of the Indemnified Person. If the Indemnifying Party fails to do so, the Indemnified Person may make such payment or post security therefor and the Indemnifying Party shall, forthwith after demand by the Indemnified Person, reimburse the Indemnified Person for any such payment or cause the security to be replaced and released. If the amount of any liability of the Indemnified Person under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Person, the Indemnified Person shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(b) Except in the circumstance contemplated by Subsection 10.4(a) above, and unless the Indemnifying Party fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Person shall not negotiate, settle, compromise, or pay any Indemnity Claim except with the prior written consent of the Indemnifying Party.

(c) The Indemnified Person shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifying Party notice thereof and an opportunity to contest such Indemnity Claim.

(d) The Indemnified Person and the Indemnifying Party shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e) Notwithstanding the above provisions of this Section 10.4, the Indemnifying Party shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Person, acting reasonably, have a material adverse impact on the Indemnified Person.

(f) The provisions of this Section 10.4 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Person follows such procedures in all material respects, nothing contained in this Section 10.4 will derogate from the Indemnifying Party's obligations to indemnify the Indemnified Person.

ARTICLE 11 GENERAL PROVISIONS

11.1 Amendments

No party shall claim any amendment, modification, or release from any provision hereof by mutual agreement, acknowledgement or acceptance or purchase order forms or otherwise, unless in writing signed by an authorized representative of each party.

11.2 Assignment

Each of Purchaser and Vendor may assign some or all of its rights and delegate some or all of its obligations under this Agreement with the prior written consent of the non-assigning party, which consent shall not be unreasonably conditioned, delayed, or withheld.

11.3 Counterparts

This Agreement may be executed in counterparts each of which shall be deemed to be an original and both of which together shall constitute one and the same instrument. A counterpart signed by a party hereto and transmitted by facsimile or other form of electronic transmission shall have the same effect as a counterpart originally signed by such party.

11.4 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

The Vendor and Purchaser shall each pay their own expenses in connection with the preparation of documents, and the transactions contemplated by this Agreement.

11.5 Notices

All notices in connection with this Agreement shall be in writing and either hand-delivered, mailed by registered or certified mail, postage prepaid or sent by e-mail (with confirmation notices sent as described above). Any notice shall be deemed to have been received on the date of the hand-delivery, if delivered by hand, on the fifth Business Day following the date of mailing if sent by registered or certified mail, or on the next Business Day following the date of transmission if sent by e-mail. The parties' respective addresses for the purpose of receiving such notices are as follows:

If to the Vendor :

14600 Mission Rd., Leawood, Kansas,
66224, USA c/o Jeff Myers
jeffmyers1971@gmail.com

If to the Purchaser:

800-525 West 8th Avenue, Vancouver, BC
c/o Jolie Kahn jkahn@agriforcegs.com

11.6 No Waiver

No condoning, excusing or overlooking by any party of any default or breach by another party in respect of any terms of this Agreement shall operate as a waiver of such party's rights under this Agreement in respect of any continuing or subsequent default or breach, and no waiver shall be inferred from or implied by anything done or omitted by such party, save only an express waiver in writing.

11.7 Rights and Remedies

The rights and remedies available under this Agreement shall be cumulative and not alternative and shall be in addition to and not a limitation of any rights and remedies otherwise available to the parties at aw or in equity.

[*Remainder of page left intentionally blank. Signature page follows.*]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer as of the date first written above.

BALD EAGLE MINING, LLC

By: /s/ Jeffrey Myers
Jeffrey S. Myers
Manager and Member

AGRIFORCE GROWING SYSTEMS, LTD.

By: /s/ Jolie Kahn
Jolie Kahn, Esq.
CEO and General Counsel

[Signature Page to Asset Purchase Agreement]

Schedule A

1. Nine hundred (900) S-19 J Pro 100 Th/s BITMAIN Antminers.
2. Six (6) 3Ph 480V to 415V transformers.
3. Five (5) custom crypto containers.
4. One (1) Caterpillar 2013 Model XQ60 60KW trailer-mounted standby generator, serial number CAT00C44PGLE01492.
5. One (1) Doosan 2013 G125KW Generator Set trailer-mounted standby generator, SN# 4553141UEXEgs.
6. Eight (8) shipping containers.
7. Five (5) C3512 1MW natural gas generator power plants, serial numbers E2T00181, E2T00218, E2T00226, E2T00227, E2T00228.
8. One (1) set of generator spare parts for the generators described at item number 7 above.
9. OH EPA Permit No. P0135456 held by Bald Eagle for up to 2 engines at Pin Oak's Grubbs well pad.
10. OH EPA Permit No. P0131444 held by Geopetro LLC for benefit of Bald Eagle for up to 5 engines at Geopetro's Rosebud well pad.
11. Gas Purchase Agreement dated November 1, 2023 btw Pin Oak Energy Partners LLC and Bald Eagle.
12. Facilities Use Agreement dated November 1, 2023 btw Pin Oak Energy Partners LLC and Bald Eagle.
13. Natural Gas Purchase Agreement, dated as of August 16, 2021, by and between Geopetro and Bald Eagle, as amended by that certain Natural Gas Purchase Agreement Amendment #1 – Rosebud Site, dated as of June 2, 2022.

Schedule B

Closing Checklist

[See attached]

Closing Checklist

for

Asset Purchase Agreement

by and between

AgriFORCE Growing Systems, Ltd., as Purchaser ("AgriFORCE")

and

Bald Eagle Mining, LLC, as Vendor ("Bald Eagle")

Closing Date: January 17, 2025

	Document / Action	Responsibility	Signatories
1.	Asset Purchase Agreement ("**APA**")	AgriFORCE / Bald Eagle	☐ AgriFORCE ☐ Bald Eagle
2.	Schedules to APA • Schedule A: Assets • Schedule B: Closing Checklist	AgriFORCE / Bald Eagle	N/A
3.	Exhibits to APA: • Exhibit A: Form of Assignment and Bill of Sale • Exhibit B: Form of Consent and Agreement (Geopetro LLC) • Exhibit C: Form of Consent and Agreement (Pin Oak Energy Partners LLC) • Exhibit D: Form of License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use (Geopetro LLC) • Exhibit E: Form of Consent to Sublease (West Point Renewables, LLC)	AgriFORCE / Bald Eagle	N/A
4.	Due Diligence Process	AgriFORCE	N/A
5.	Assignment and Bill of Sale • Schedule 1: Personalty • Schedule 2: Contracts • Schedule 3: Real Property	AgriFORCE / Bald Eagle	☐ AgriFORCE ☐ Bald Eagle
6.	Consent and Agreement (Geopetro LLC ("**Geopetro**"))	AgriFORCE / Bald Eagle	☐ Geopetro ☐ Bald Eagle ☐ AgriFORCE

	Document / Action	Responsibility	Signatories
7.	Consent and Agreement (Pin Oak Energy Partners LLC ("**Pin Oak**"))	AgriFORCE / Bald Eagle	☐ Pin Oak ☐ Bald Eagle ☐ AgriFORCE
8.	License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use (Geopetro) • Exhibit: Designated Area	AgriFORCE / Bald Eagle	☐ Geopetro ☐ AgriFORCE
9.	Consent to Sublease (West Point Renewables, LLC ("**West Point**"))	AgriFORCE / Bald Eagle	☐ West Point ☐ Geopetro ☐ AgriFORCE
10.	Transfer of Ohio EPA Permit No. [____] from Geopetro to AgriFORCE	AgriFORCE / Bald Eagle	☐ Geopetro ☐ AgriFORCE
11.	Reimbursement of costs for transfer of Ohio EPA Permit by AgriFORCE to Bald Eagle	AgriFORCE / Bald Eagle	N/A
12.	Redirection of wallet address in respect to Assets by Bald Eagle to AgriFORCE's designated wallet provider	AgriFORCE / Bald Eagle	N/A
13.	Send termination of existing License and Sublease (Geopetro and Bald Eagle)	Bald Eagle	N/A
14.	Wire Instructions (to be attached separately)	AgriFORCE / Bald Eagle	N/A

<u>Exhibit A</u>

Form of Assignment and Bill of Sale

<u>Assignment and Bill of Sale</u>

Bitcoin Mining Assets

For $10.00 and other consideration, the receipt and sufficiency of which are hereby acknowledged, **BALD EAGLE MINING, LLC**, an Ohio limited liability company with an address of 14600 Mission Rd., Leawood, KS 66224 ("**Vendor**") hereby assigns, transfers, and delegates to **AGRIFORCE GROWING SYSTEMS, LTD.**, a company incorporated under the laws of the Province of British Columbia, having an office located at 800-525 West 8th Avenue, Vancouver, BC V5Z ("**Purchaser**"), all of Vendor's right, title, interest, and duties in, to, and under: (a) the personalty described on <u>Attachment 1</u> hereto (the "**Personalty**"); (b) the contracts and permits described on <u>Attachment 2</u> hereto (the "**Contracts and Permits**"); and (c) the real property interests and fixtures described on <u>Attachment 3</u> hereto (the "**Real Property**", together with the Personalty and the Contracts, collectively, the "**Assets**"). The Real Property is assigned by Vendor to Purchaser with a limited warranty of title.

EXCEPT WITH RESPECT TO OHIO REVISED CODE SECTION 1302.25 IN RESPECT OF THE CONVEYANCE OF THE PERSONALTY AND THE LIMITED WARRANTY SET FORTH ABOVE WITH RESPECT TO CONVEYANCE OF THE REAL PROPERTY, THE ASSETS ARE BEING ASSIGNED BY VENDOR **AS IS, WHERE IS, WITHOUT ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED**.

This Assignment and Bill of Sale (a) is expressly subject to that certain Asset Purchase Agreement dated January 17, 2025 by and between Vendor and Purchaser (as amended and in effect from time to time, the "**APA**"), including, without limitation, the survival limitations set forth in Section 10.1 of the APA and in the case of any conflict between this Assignment and Bill of Sale and the APA, the APA shall control; (b) shall be construed in accordance with, and governed by, the laws of the State of Ohio, USA, without giving effect to the conflicts of law provisions thereof, and the signatories hereto agree to submit to the exclusive jurisdiction of the state and federal courts situated in Columbiana County, Ohio, for any action or proceeding arising out of this Assignment and Bill of Sale, and (c) may be executed and delivered in separate counterparts which, when taken together, shall form a single original instrument. At the request of, and at the sole cost and expense of, Purchaser, Vendor shall execute and deliver a memorandum of this Assignment and Bill of Sale (and Vendor's signature may be acknowledged by a notary public if requested by Purchaser) in respect of the conveyance of the Real Property, which Purchaser may cause to be placed of record in the land records of Columbiana County, Ohio.

[remainder of page intentionally left blank; signatures and acknowledgments follow]

IN WITNESS WHEREOF this Assignment and Bill of Sale is executed and delivered by each of the Vendor and Purchaser as evidenced by the signature of its duly-authorized representative below.

Vendor:	Purchaser:
BALD EAGLE MINING, LLC	**AGRIFORCE GROWING SYSTEMS, LTD.**
By: /s/ Jeffrey Myers	By: /s/ Jolie Kahn
Jeffrey S. Myers	Jolie Kahn, Esq.
Manager and Member	CEO and General Counsel
14600 Mission Rd.,	800-525 West 8th Avenue,
Leawood, KS 66224	Vancouver, BC V5Z 1C6

Attachment 1
Personalty

The following items of personalty located at Vendor's bitcoin mining facilities at 14927 OH Rte. 45, Lisbon, OH 44432 and 40325 Miller Road, Leetonia, OH 44431:

1. Nine hundred (900) S-19 J Pro 100 Th/s BITMAIN Antminers. [See Attachment 1-A for specifications.]
2. 3 General Purpose Dry-Type Transformer 1250 kVA 3-Ph Dry-Type Transformer High Voltage: 480 D, 10 kV BIL Low Voltage: 416 Y 240, 10 kV BIL HV Taps: 504, 492, 480, 468, 456 Frequency: 60 Hz Temperature Rise: 150°C Cooling Class: AA Conductor: Al / Al Enclosure: Outdoor NEMA 3R
3. 3 2000 kVA 3-Ph Dry-Type Transformer High Voltage: 480 D, 10 kV BIL Low Voltage: 416 Y 240, 10 kV BIL HV Taps: 504, 492, 480, 468, 456 Frequency: 60 Hz
4. Five (5) custom 40 ft Crytpo Canman housing containers including 5 power distribution boxes
5. One (1) Caterpillar 2013 Model XQ60 60KW trailer-mounted standby generator, serial number CAT00C44PGLE01492
6. One (1) Doosan 2013 G125KW Generator Set trailer-mounted standby generator, SN# 4553141UEXEgs
7. Eight (8) 40 ft shipping containers located at the Rosebud location
8. Five (5) C3512 1MW natural gas generator power plants, serial numbers E2T00181, E2T00218, E2T00226, E2T00227, E2T00228
9. Various spare generator parts located within the housing of generator E2T00181

Attachment 1-A
Asic Miner Equipment List

[See attached]

Container 3 - Rosebud ASIC Mining Equipment

Count	id	name	platform	offline/online	ip	mac	motherboard	mb manufacturer	cpu model	asic model	linux kernel
1	8366998	Antminer	ASIC	online	10.1.31.241	02:44:41:3c:f6:a3	Antminer S19PRO	Amlogic	Amlogic	Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
2	8372259	Antminer	ASIC	online	10.1.30.123	c4:f3:12:c8:ab:b2	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
3	8372260	Antminer	ASIC	online	10.1.30.124	c4:f3:12:cb:37:93	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
4	8372263	Antminer	ASIC	online	10.1.30.130	3c:a3:08:5e:73:04	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
5	8372264	Antminer	ASIC	online	10.1.30.125	64:cf:d9:3f:38:88	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
6	8372317	Antminer	ASIC	online	10.1.31.34	64:cf:d9:47:8e:f7	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
7	8372318	Antminer	ASIC	online	10.1.31.97	64:cf:d9:cc:05:d0	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
8	8372319	Antminer	ASIC	online	10.1.31.88	94:e3:6d:e1:f8:c3	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
9	8372320	Antminer	ASIC	online	10.1.31.9	64:cf:d9:ca:e3:99	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
10	8372321	Antminer	ASIC	online	10.1.31.93	3c:a3:08:61:2c:ee	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
11	8372322	Antminer	ASIC	online	10.1.31.86	3c:a3:08:1e:c8:f0	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
12	8372323	Antminer	ASIC	online	10.1.31.83	34:15:13:06:66:ba	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
13	8372324	Antminer	ASIC	online	10.1.31.98	64:cf:d9:66:5b:ce	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
14	8372326	Antminer	ASIC	online	10.1.31.90	60:b6:e1:6d:58:f1	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
15	8372333	Antminer	ASIC	online	10.1.30.194	3c:a3:08:5c:09:49	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
16	8372334	Antminer	ASIC	online	10.1.30.155	3c:a3:08:1f:0e:30	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
17	8372339	Antminer	ASIC	online	10.1.31.252	3c:a3:08:59:e6:17	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
18	8372340	Antminer	ASIC	online	10.1.31.6	34:15:13:0e:c5:a4	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
19	8372341	Antminer	ASIC	online	10.1.31.221	34:15:13:0a:76:d9	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
20	8372342	Antminer	ASIC	online	10.1.31.240	94:e3:6d:c9:97:4d	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
21	8372343	Antminer	ASIC	online	10.1.31.52	3c:a3:08:51:00:80	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
22	8372344	Antminer	ASIC	online	10.1.31.220	34:15:13:02:a6:06	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
23	8372358	Antminer	ASIC	online	10.1.30.31	50:33:8b:09:80:f2	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
24	8372359	Antminer	ASIC	online	10.1.30.22	3c:a3:08:45:fb:3a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
25	8372360	Antminer	ASIC	online	10.1.30.250	64:cf:d9:43:cc:5a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
26	8372364	Antminer	ASIC	online	10.1.30.246	3c:a3:08:66:54:96	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
27	8372365	Antminer	ASIC	online	10.1.30.34	3c:a3:08:4f:0c:b1	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
28	8372367	Antminer	ASIC	online	10.1.31.0	3c:a3:08:74:be:5c	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
29	8372396	Antminer	ASIC	online	10.1.30.59	3c:a3:08:4e:fe:fc	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
30	8372397	Antminer	ASIC	offline	10.1.30.250	50:33:8b:01:f6:7f	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
31	8372399	Antminer	ASIC	online	10.1.30.64	18:93:d7:c1:d3:42	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
32	8372400	Antminer	ASIC	online	10.1.30.51	3c:a3:08:69:b8:28	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
33	8372415	Antminer	ASIC	online	10.1.30.48	60:b6:e1:15:91:f0	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
34	8372416	Antminer	ASIC	online	10.1.31.115	3c:a3:08:49:d1:2d	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
35	8372417	Antminer	ASIC	online	10.1.31.124	94:e3:6d:ff:bc:1c	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
36	8372418	Antminer	ASIC	online	10.1.31.107	3c:a3:08:72:bb:0a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
37	8372419	Antminer	ASIC	online	10.1.30.73	50:33:8b:3d:6c:05	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
38	8372421	Antminer	ASIC	online	10.1.31.131	94:e3:6d:af:c4:8d	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
39	8372422	Antminer	ASIC	online	10.1.30.83	3c:a3:08:54:35:92	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
40	8372423	Antminer	ASIC	online	10.1.30.89	c4:f3:12:da:b9:f6	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
41	8372424	Antminer	ASIC	online	10.1.31.119	3c:a3:08:4c:56:d3	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
42	8372425	Antminer	ASIC	online	10.1.30.61	94:e3:6d:f4:27:0e	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
43	8372427	Antminer	ASIC	online	10.1.31.109	34:15:13:8a:fd:64	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
44	8372447	Antminer	ASIC	online	10.1.31.156	c4:f3:12:00:97:e6	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
45	8372448	Antminer	ASIC	online	10.1.31.175	3c:a3:08:59:23:fa	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
46	8372449	Antminer	ASIC	online	10.1.31.142	50:33:8b:32:cf:00	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
47	8372450	Antminer	ASIC	offline	10.1.31.193	3c:a3:08:5d:3c:eb	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
48	8372451	Antminer	ASIC	online	10.1.31.144	3c:a3:08:6c:c5:57	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
49	8372452	Antminer	ASIC	online	10.1.31.138	3c:a3:08:5c:97:c7	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
50	8372453	Antminer	ASIC	online	10.1.31.149	3c:a3:08:16:61:7e	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
51	8372454	Antminer	ASIC	online	10.1.31.146	94:e3:6d:fd:48:2c	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
52	8372456	Antminer	ASIC	online	10.1.31.129	50:33:8b:52:f6:32	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
53	8372457	Antminer	ASIC	offline	10.1.30.220	34:15:13:06:c2:97	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
54	8372458	Antminer	ASIC	online	10.1.31.14	3c:a3:08:77:90:95	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
55	8372459	Antminer	ASIC	online	10.1.31.182	34:15:13:09:ff:7b	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
56	8372460	Antminer	ASIC	offline	10.1.30.176	74:e1:82:ae:96:16	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
57	8372461	Antminer	ASIC	online	10.1.31.187	3c:a3:08:22:6a:c5	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
58	8372477	Antminer	ASIC	online	10.1.31.191	94:e3:6d:cc:8d:03	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
59	8372481	Antminer	ASIC	online	10.1.31.199	94:e3:6d:c9:4b:3c	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
60	8372482	Antminer	ASIC	online	10.1.31.195	64:cf:d9:4e:44:c5	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
61	8372489	Antminer	ASIC	offline	10.1.30.230	64:cf:d9:43:97:2f	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
62	8372491	Antminer	ASIC	online	10.1.31.215	3c:a3:08:54:57:a8	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
63	8769600	Antminer	ASIC	online	10.1.31.47	02:54:ca:9f:7c:f9	Antminer S19PRO	Amlogic	Amlogic	Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
64	8769867	Antminer	ASIC	online	10.1.30.137	3c:a3:08:57:17:9a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
65	8769868	Antminer	ASIC	online	10.1.31.189	3c:a3:08:53:80:58	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
66	8769875	Antminer	ASIC	online	10.1.31.5	3c:a3:08:77:5e:5a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
67	8769876	Antminer	ASIC	online	10.1.30.135	3c:a3:08:22:b4:4f	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22

68	8769877	Artminer	ASIC	online	10.1.31.30	34:15:13:8d:65:39	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
69	8769879	Artminer	ASIC	offline	10.1.31.67	94:e3:6d:fc:7d:19	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
70	8769880	Artminer	ASIC	online	10.1.30.77	34:15:13:06:8d:3f	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
71	8769884	Artminer	ASIC	online	10.1.30.104	3c:a3:08:1d:94:f0	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
72	8769887	Artminer	ASIC	online	10.1.31.46	3c:a3:08:1b:c0:5d	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
73	8769890	Artminer	ASIC	online	10.1.30.138	3c:a3:08:5b:c4:09	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
74	8769891	Artminer	ASIC	online	10.1.30.122	64:cf:d9:3f:24:72	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
75	8395366	asicF248D6	ASIC	online	10.1.31.58	94:e3:6d:f2:4b:d6	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
76	8372414	beamkslx003	ASIC	offline	10.1.30.81	64:cf:d9:fe:9c:ee	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
77	8769866	BEAMKSLX004	ASIC	online	10.1.30.142	3c:a3:08:4e:eb:d9	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
78	8372330	BEAMKSLX005	ASIC	online	10.1.30.176	3c:a3:08:23:4e:d3	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
79	8372398	BEAMKSLX007	ASIC	online	10.1.30.58	3c:a3:08:5d:b3:66	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
80	8372413	BEAMKSLX008	ASIC	online	10.1.30.253	3c:a3:08:63:d8:68	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
81	8372329	BEAMKSLX011	ASIC	online	10.1.30.199	64:cf:d9:f9:59:0d	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
82	8372428	BEAMKSLX013	ASIC	online	10.1.31.113	3c:a3:08:59:6f:a5	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
83	8372357	BEAMKSLX014	ASIC	online	10.1.30.187	c4:f3:12:7c:4a:07	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
84	8372331	BEAMKSLX019	ASIC	online	10.1.30.182	94:e3:6d:ff:03:90	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
85	8372356	BEAMKSLX020	ASIC	online	10.1.30.43	34:15:13:03:c3:c6	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
86	8372401	bem01c01m019	ASIC	online	10.1.30.55	3c:a3:08:6b:e4:b2	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
87	8367030	bem01c01m034	ASIC	online	10.1.30.145	3c:a3:08:67:20:bf	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
88	8368205	bem01c01m037	ASIC	online	10.1.31.239	3c:a3:08:5a:3f:23	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
89	8372505	bem01c01m049	ASIC	online	10.1.30.93	94:e3:6d:fd:0c:ad	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
90	8367002	bem01c01m050	ASIC	online	10.1.31.207	02:b7:bb:fd:61:5a	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
91	8366891	bem01c01m052	ASIC	online	10.1.31.123	02:07:95:bc:fa:7c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
92	8366889	bem01c01m052b	ASIC	online	10.1.31.200	02:15:1b:e6:46:c9	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
93	8372363	bem01c01m054	ASIC	online	10.1.30.32	50:33:8b:3a:9d:7e	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
94	8769592	bem01c01m055	ASIC	online	10.1.30.188	02:f4:51:33:7b:20	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
95	8367034	bem01c01m056	ASIC	online	10.1.30.172	90:70:65:39:ef:f4	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
96	8372256	bem01c01m057	ASIC	online	10.1.30.100	64:cf:d9:ef:c2:46	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
97	8367074	bem01c01m058	ASIC	offline	10.1.30.140	94:e3:6d:c9:48:e4	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
98	8367054	bem01c01m060	ASIC	online	10.1.30.224	34:15:13:0b:93:5b	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
99	8372257	bem01c01m062	ASIC	online	10.1.30.119	64:cf:d9:fd:0a:eb	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
100	8372258	bem01c01m062b	ASIC	offline	10.1.30.79	3c:a3:08:4e:5a:2f	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
101	8367026	bem01c01m063	ASIC	online	10.1.30.215	3c:a3:08:4a:ac:2f	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
102	8368174	bem01c01m064	ASIC	online	10.1.31.164	50:33:8b:39:8c:cc	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
103	8368175	bem01c01m066	ASIC	offline	10.1.30.179	3c:a3:08:4a:c2:22	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
104	8367032	bem01c01m068	ASIC	online	10.1.30.201	94:e3:6d:b9:f9:9f	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
105	8367060	bem01c01m069	ASIC	online	10.1.31.16	3c:a3:08:68:f1:7b	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
106	8368165	bem01c01m070	ASIC	online	10.1.31.103	50:33:8b:0c:52:6a	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
107	8368164	bem01c01m071	ASIC	online	10.1.31.108	3c:a3:08:6e:1e:4a	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
108	8368168	bem01c01m073	ASIC	online	10.1.31.101	34:15:13:8d:3d:58	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
109	8367062	bem01c01m074	ASIC	online	10.1.31.36	3c:a3:08:5b:ba:96	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
110	8367028	bem01c01m075	ASIC	online	10.1.30.210	18:93:c7:f0:3e:e5	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
111	8372506	bem01c01m078	ASIC	online	10.1.30.65	c4:f3:12:7c:6f:de	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
112	8368172	bem01c01m080	ASIC	online	10.1.31.112	64:cf:d9:66:33:b4	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
113	8769869	bem01c01m091	ASIC	offline	10.1.31.55	94:e3:6d:dc:47:94	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
114	8769889	bem01c01m098	ASIC	online	10.1.31.89	3c:a3:08:6a:e7:b0	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
115	8769886	bem01c01m102	ASIC	online	10.1.31.105	3c:a3:08:71:55:6b	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
116	8769878	bem01c01m106	ASIC	online	10.1.30.197	c4:f3:12:9f:09:4b	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
117	8769871	bem01c01m110	ASIC	online	10.1.30.221	3c:a3:08:51:00:2e	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
118	9087489	bem01c01m127	ASIC	online	10.1.31.91	94:e3:6d:dd:a9:2e	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
119	9087491	bem01c01m129	ASIC	online	10.1.31.68	94:e3:6d:e1:ee:ac	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
120	9087529	bem01c01m25	ASIC	online	10.1.31.158	50:33:8b:03:62:7e	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
121	8367031	bem02c02m215	ASIC	online	10.1.26.191	18:93:c7:c0:93:22	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
122	8372332	bem02c02m447	ASIC	online	10.1.30.148	34:15:13:0c:f8:0a	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
123	8769870	bem02c02m643	ASIC	online	10.1.30.39	64:cf:d9:6e:e5:bd	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
124	8769631	bem02c03m102	ASIC	online	10.1.31.122	02:6e:01:23:e5:9a	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
125	8365625	bem02c03m103	ASIC	online	10.1.30.111	02:8d:c7:92:fa:78	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
126	8769873	bem02c03m104	ASIC	online	10.1.30.174	3c:a3:08:50:b5:54	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
127	8366601	bem02c03m105	ASIC	online	10.1.31.64	02:a7:41:be:6c:52	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
128	8366608	bem02c03m106	ASIC	online	10.1.31.87	02:95:c3:d5:d3:fa	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
129	8769635	bem02c03m108	ASIC	online	10.1.31.160	02:bf:35:b4:f2:63	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
130	8366558	bem02c03m109	ASIC	online	10.1.31.48	02:c4:ff:5c:40:9a	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
131	8365328	bem02c03m110	ASIC	online	10.1.30.35	02:66:5d:54:ad:2e	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
132	8769874	bem02c03m112	ASIC	online	10.1.30.255	c4:f3:12:00:cf:1e	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
133	8769634	bem02c03m113	ASIC	online	10.1.31.118	02:2f:b3:ba:c0:4f	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
134	8366516	bem02c03m114	ASIC	online	10.1.30.225	02:9d:13:8b:2a:40	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
135	8366554	bem02c03m116	ASIC	online	10.1.31.28	02:9d:33:c5:e5:e5	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
136	8769633	bem02c03m118	ASIC	online	10.1.31.176	02:5e:a7:48:88:10	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
137	8366444	bem02c03m120	ASIC	online	10.1.30.205	02:f6:57:60:9e:b3	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
138	8365627	bem02c03m121	ASIC	online	10.1.30.116	02:bd:bb:ad:93:ff	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
139	8769636	bem02c03m124	ASIC	online	10.1.31.210	02:c6:bb:7e:1a:a6	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22

140	8769872	bem02c03m125	ASIC	online	10.1.30.69	3c:a3:08:4b:ce:1e	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
141	8769632	bem02c03m127	ASIC	online	10.1.31.242	02:5e:39:55:9c:07	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
142	8366519	bem02c03m128	ASIC	online	10.1.30.240	02:ec:2d:57:0c:01	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
143	8366602	bem02c03m129	ASIC	online	10.1.31.63	02:07:ff:cc:0c:4e	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
144	8365638	bem02c03m130	ASIC	online	10.1.30.146	02:8f:b5:94:c0:5f	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
145	8366522	bem02c03m204	ASIC	online	10.1.30.254	02:e6:7f:26:e0:24	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
146	8365454	bem02c03m205	ASIC	online	10.1.30.72	02:b7:d1:c7:7c:65	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
147	8366888	bem02c03m206	ASIC	online	10.1.31.111	02:5c:ff:68:c9:9d	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
148	8366922	bem02c03m207	ASIC	online	10.1.31.152	02:c6:07:19:1f:a9	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
149	8365320	bem02c03m210	ASIC	online	10.1.30.11	02:ad:cd:f6:b6:42	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
150	8366889	bem02c03m211	ASIC	offline	10.1.31.122	02:bf:c3:c0:e1:68	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
151	8372478	bem02c03m212	ASIC	online	10.1.30.44	3c:a3:08:52:a5:1c	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
152	8366999	bem02c03m213	ASIC	online	10.1.31.192	02:54:e1:27:d1:ba	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
153	8368203	bem02c03m217	ASIC	online	10.1.31.253	3c:a3:08:47:3a:8e	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
154	8365365	bem02c03m221	ASIC	online	10.1.30.36	02:15:5b:fe:29:44	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
155	8368161	bem02c03m222	ASIC	online	10.1.31.130	3c:a3:08:67:8e:2a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
156	8363798	bem02c03m223	ASIC	online	10.1.30.33	02:95:a1:a9:b4:cb	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
157	8366887	bem02c03m224	ASIC	online	10.1.31.102	02:56:4f:13:42:85	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
158	8366918	bem02c03m226	ASIC	online	10.1.31.155	02:4c:8b:39:b8:84	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
159	8366890	bem02c03m227	ASIC	online	10.1.31.100	02:3f:e3:a3:f0:60	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
160	8365456	bem02c03m228	ASIC	online	10.1.30.70	02:ad:77:aa:75:72	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
161	8366886	bem02c03m230	ASIC	online	10.1.31.106	02:bf:a7:f7:fc:fa	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
162	8368163	bem02c03m231	ASIC	online	10.1.31.173	94:e3:6d:c8:81:c1	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
163	8366605	bem02c03m241	ASIC	online	10.1.31.82	02:9f:b3:f7:8e:c8	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
164	8366885	bem02c03m242	ASIC	online	10.1.31.140	02:87:4b:f0:c9:64	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
165	8365330	bem02c03m244	ASIC	online	10.1.30.60	02:9f:53:8e:47:fc	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
166	8366399	bem02c03m245	ASIC	online	10.1.30.151	02:b7:81:cb:2b:50	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
167	8366560	bem02c03m247	ASIC	online	10.1.31.56	02:bf:37:96:08:c1	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
168	8365630	bem02c03m248	ASIC	online	10.1.30.136	02:74:2b:21:56:97	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
169	8365551	bem02c03m302	ASIC	online	10.1.30.98	02:8f:99:b0:c3:ca	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
170	8366390	bem02c03m303	ASIC	online	10.1.30.181	02:1c:75:fe:0d:47	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
171	8366440	bem02c03m304	ASIC	online	10.1.30.216	02:1c:c5:fb:13:fb	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
172	8366518	bem02c03m305	ASIC	online	10.1.30.238	02:37:3f:c4:28:59	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
173	8366996	bem02c03m306	ASIC	online	10.1.31.201	02:8f:b1:87:09:58	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
174	8368204	bem02c03m307	ASIC	online	10.1.31.183	94:e3:6d:e1:c7:94	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
175	8366445	bem02c03m308	ASIC	online	10.1.30.207	02:c6:79:0f:f9:ab	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
176	8366395	bem02c03m309	ASIC	online	10.1.30.175	02:ec:65:2a:a3:1c	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
177	8367029	bem02c03m311	ASIC	online	10.1.30.149	f4:84:4c:16:13:e3	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
178	8365327	bem02c03m314	ASIC	online	10.1.30.57	02:0f:fc:f1:1c:e1	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
179	8365324	bem02c03m315	ASIC	offline	10.1.30.51	02:e6:41:3b:19:0b	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
180	8367056	bem02c03m316	ASIC	online	10.1.31.51	3c:a3:08:6e:28:19	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
181	8365325	bem02c03m317	ASIC	online	10.1.30.56	02:2f:61:cb:e3:59	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
182	8367003	bem02c03m318	ASIC	online	10.1.31.211	02:6e:9b:0d:ef:05	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
183	8366997	bem02c03m319	ASIC	online	10.1.31.238	02:05:61:e6:6a:fc	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
184	8365321	bem02c03m322	ASIC	online	10.1.30.27	02:15:21:c5:72:77	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
185	8365326	bem02c03m326	ASIC	online	10.1.30.63	02:b7:a1:96:55:57	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
186	8366893	bem02c03m329	ASIC	online	10.1.31.136	02:5e:09:75:9c:81	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
187	8372476	bem02c03m335	ASIC	online	10.1.31.197	34:15:13:08:a0:2a	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
188	8366557	bem02c03m339	ASIC	online	10.1.31.41	02:9c:e1:e6:22:e4	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
189	8372315	bem02c03m341	ASIC	online	10.1.31.45	60:b6:e1:6d:58:c4	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
190	8372502	bem02c03m342	ASIC	online	10.1.31.20	34:15:13:8c:05:37	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
191	8366447	bem02c03m344	ASIC	online	10.1.30.195	02:de:55:2d:9e:ba	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
192	8366916	bem02c03m347	ASIC	online	10.1.31.150	02:a5:43:c3:4f:c3	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
193	8372316	bem02c03m348	ASIC	offline	-	-	-	-	-		-	-
194	8366446	bem02c03m401	ASIC	online	10.1.30.192	02:6c:9e:cd:a0:48	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
195	8366393	bem02c03m405	ASIC	online	10.1.30.177	02:3f:37:88:2b:6b	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
196	8366555	bem02c03m406	ASIC	online	10.1.31.33	02:af:5d:a8:b4:de	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
197	8365461	bem02c03m407	ASIC	offline	192.168.13.7	02:ad:0f:d1:b6:42	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.14
198	8365362	bem02c03m415	ASIC	online	10.1.30.47	02:0f:3f:c3:88:cb	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
199	8366607	bem02c03m417	ASIC	online	10.1.31.84	02:05:19:cb:18:fb	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
200	8366449	bem02c03m418	ASIC	online	10.1.30.185	02:bf:31:b5:ce:cf	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
201	8365554	bem02c03m420	ASIC	offline	192.168.11.12	02:f4:c2:ed:49:c7	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
202	8365322	bem02c03m422	ASIC	online	10.1.30.28	02:bd:cb:a3:ec:6e	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
203	8372335	bem02c03m423	ASIC	online	10.1.30.211	64:cf:d9:41:1b:53	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
204	8365370	bem02c03m426	ASIC	offline	192.168.11.5	02:35:c5:d0:07:d6	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
205	8368173	bem02c03m427	ASIC	online	10.1.31.171	64:cf:d9:d4:2e:b8	Antminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
206	8367004	bem02c03m428	ASIC	online	10.1.31.190	02:8f:51:b7:6c:6c	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
207	8366917	bem02c03m429	ASIC	online	10.1.31.157	02:35:cd:fb:93:74	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
208	8365626	bem02c03m430	ASIC	online	10.1.30.103	02:07:99:84:5e:4a	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
209	8365463	bem02c03m431	ASIC	online	10.1.30.87	02:b5:bf:ca:fa:68	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
210	8366559	bem02c03m432	ASIC	online	10.1.31.49	02:1d:ed:86:e3:f1	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
211	8366520	bem02c03m433	ASIC	offline	192.168.11.10	02:35:37:ee:bd:c1	Antminer S19PRO	Amlogic	Amlogic		Antminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.14

212	8366994	bem02c03m434	ASIC	online	10.1.31.219	02:44:cc:bf:c9:60	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
213	8365629	bem02c03m435	ASIC	online	10.1.30.129	02:37:bd:f7:c7:da	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
214	8366552	bem02c03m436	ASIC	offline	192.168.11.4	02:b5:ef:b8:4a:77	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
215	8367027	bem02c03m437	ASIC	online	10.1.30.202	3c:a3:08:4f:ed:49	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
216	8769881	bem02c03m441	ASIC	online	10.1.31.249	64:cf:d9:e4:74:fc	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
217	8367073	bem02c03m442	ASIC	online	10.1.31.95	60:b6:e1:17:b8:ac	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
218	8365323	bem02c03m446	ASIC	online	10.1.30.30	02:2f:25:c9:f4:4a	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
219	8365548	bem02c03m448	ASIC	online	10.1.30.90	02:cc:e3:38:cd:21	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
220	8367007	bem02c03m504	ASIC	online	10.1.31.203	02:cc:71:06:eb:96	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
221	8368166	bem02c03m510	ASIC	online	10.1.31.114	64:cf:d9:51:86:45	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
222	8372345	bem02c03m511	ASIC	online	10.1.31.237	94:e3:6d:cd:bf:5d	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
223	8365631	bem02c03m513	ASIC	online	10.1.30.144	02:6e:f2:8c:50:d3	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
224	8366604	bem02c03m515	ASIC	online	10.1.31.80	02:7e:46:ec:26:c1	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
225	8365460	bem02c03m517	ASIC	online	10.1.30.95	02:9f:ff:e2:a2:5f	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
226	8366920	bem02c03m518	ASIC	online	10.1.31.167	02:8d:99:b5:87:e0	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
227	8366398	bem02c03m520	ASIC	online	10.1.30.147	02:2d:7f:ec:dd:c5	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
228	8366525	bem02c03m521	ASIC	online	10.1.31.19	02:a5:29:aa:d9:dd	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
229	8365557	bem02c03m522	ASIC	online	10.1.30.102	02:9f:5c:81:08:c6	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
230	8365549	bem02c03m524	ASIC	online	10.1.30.92	02:a5:dd:52:f6:37	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
231	8366524	bem02c03m525	ASIC	online	10.1.31.4	02:bf:79:ae:42:d5	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
232	8366609	bem02c03m528	ASIC	online	10.1.31.81	02:1d:ab:cc:c7:c5	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
233	8769601	bem02c03m529	ASIC	online	10.1.31.202	02:87:eb:ee:a5:40	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
234	8372314	bem02c03m530	ASIC	offline	192.168.13.8	34:15:13:05:01:8a	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
235	8769883	bem02c03m531	ASIC	online	10.1.31.243	50:33:8b:31:d4:c3	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
236	8372346	bem02c03m532	ASIC	online	10.1.31.235	3c:a3:08:75:1e:a6	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
237	8372362	bem02c03m533	ASIC	offline	192.168.11.13	3c:a3:08:72:f8:8f	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
238	8372338	bem02c03m545	ASIC	online	10.1.31.225	64:cf:d9:e3:02:13	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
239	8368267	bem02c03m548	ASIC	online	10.1.31.196	94:e3:6d:c9:b9:a6	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
240	8368162	bem02c03m601	ASIC	online	10.1.31.162	3c:a3:08:47:34:91	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
241	8368208	bem02c03m608	ASIC	online	10.1.31.245	18:93:d7:fd:ce:c6	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
242	8372455	bem02c03m614	ASIC	online	10.1.31.184	64:cf:d9:ea:0f:9b	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
243	8366556	bem02c03m617	ASIC	online	10.1.31.37	02:bf:63:16:7c:a2	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
244	8769892	bem02c03m624	ASIC	online	10.1.31.244	3c:a3:08:4f:a3:c5	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
245	8372479	bem02c03m625	ASIC	online	10.1.30.71	94:e3:6d:cc:50:55	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
246	8367057	bem02c03m630	ASIC	online	10.1.31.31	3c:a3:08:70:03:a0	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
247	8367055	bem02c03m635	ASIC	online	10.1.30.244	3c:a3:08:5f:0a:09	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
248	8372262	bem02c03m644	ASIC	online	10.1.30.105	3c:a3:08:57:2f:f4	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
249	8366823	bem02c03m645	ASIC	online	10.1.31.168	02:15:a3:81:f3:66	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
250	8366992	bem02c03m646	ASIC	online	10.1.31.217	02:0f:bb:8f:a4:f9	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
251	8368264	bem02c03m701	ASIC	online	10.1.31.223	3c:a3:08:74:d9:92	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
252	8365632	bem02c03m702	ASIC	online	10.1.30.139	02:d6:8c:ec:c8:fa	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
253	8365550	bem02c03m703	ASIC	online	10.1.30.88	02:95:59:d0:90:7b	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
254	8368170	bem02c03m705	ASIC	online	10.1.31.116	c4:f3:12:81:18:74	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
255	8372261	bem02c03m707	ASIC	online	10.1.30.14	3c:a3:08:53:34:b5	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
256	8366441	bem02c03m708	ASIC	online	10.1.30.208	02:cc:e4:cd:62:5f	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
257	8365459	bem02c03m709	ASIC	online	10.1.30.85	02:8d:d9:49:0a:74	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
258	8366394	bem02c03m710	ASIC	online	10.1.30.160	02:ad:97:ea:0a:59	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
259	8366448	bem02c03m711	ASIC	online	10.1.30.186	02:95:7c:e9:7c:58	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
260	8365462	bem02c03m712	ASIC	online	10.1.30.84	02:b5:ad:b3:8b:67	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
261	8366396	bem02c03m714	ASIC	online	10.1.30.153	02:2f:15:de:c2:fe	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
262	9087488	bem02c03m716	ASIC	offline	10.1.31.77	3c:a3:08:76:e5:3c	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
263	8368171	bem02c03m717	ASIC	online	10.1.31.151	64:cf:d9:e7:fd:4c	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
264	8366392	bem02c03m718	ASIC	offline	192.168.13.6	02:4c:94:8b:46:4c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
265	8365375	bem02c03m720	ASIC	online	10.1.30.15	02:7e:78:e7:77:5c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
266	8365363	bem02c03m721	ASIC	offline	192.168.13.1	02:ee:e4:f1:e5:7c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
267	8366995	bem02c03m722	ASIC	offline	192.168.11.7	02:f6:1a:dd:68:49	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
268	8365455	bem02c03m723	ASIC	offline	192.168.13.2	02:15:eb:f6:94:4c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.14
269	8372534	bem02c03m724	ASIC	online	10.1.31.194	02:95:03:f2:c2:f3	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
270	8366892	bem02c03m725	ASIC	online	10.1.31.99	02:95:ef:c8:5d:79	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
271	8366600	bem02c03m726	ASIC	online	10.1.31.59	02:3f:48:02:95:e2	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
272	8372325	bem02c03m728	ASIC	online	10.1.31.85	64:cf:d9:89:b6:07	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
273	8365366	bem02c03m729	ASIC	offline	192.168.13.13	02:ad:6f:be:fc:7a	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.14
274	8366900	bem02c03m730	ASIC	online	10.1.31.104	02:f4:70:9a:e1:c6	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
275	8366921	bem02c03m731	ASIC	online	10.1.31.147	02:97:2b:93:75:7c	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
276	8366443	bem02c03m733	ASIC	online	10.1.30.200	02:de:78:87:21:df	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
277	8365556	bem02c03m734	ASIC	offline	192.168.13.12	02:bf:f9:c8:58:41	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
278	8368207	bem02c03m735	ASIC	online	10.1.31.246	3c:a3:08:70:42:82	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
279	8368260	bem02c03m736	ASIC	online	10.1.31.233	94:e3:6d:fd:57:92	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
280	8367059	bem02c03m737	ASIC	online	10.1.30.226	94:e3:6d:cd:37:d3	Artminer S19PRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Artminer S19PRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
281	8372532	bem02c03m739	ASIC	online	10.1.30.217	02:fe:31:58:5b:85	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
282	8365368	bem02c03m745	ASIC	offline	192.168.13.8	02:8f:ef:b5:43:74	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
283	8366517	bem02c03m746	ASIC	online	10.1.30.228	02:4c:46:8c:5d:de	Artminer S19PRO	Amlogic	Amlogic	Artminer S19PRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22

284	8372368	bem02c03m747	ASIC	online	10.1.30.245	3c:a3:08:4d:5a:b3	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
285	8365364	bem02c03m748	ASIC	online	10.1.30.29	02:2f:31:99:1a:63	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
286	8365633	bem02c03m801	ASIC	offline	192.168.13.9	02:1d:9d:b2:6c:5c	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
287	8365558	bem02c03m802	ASIC	online	10.1.30.91	02:44:de:eb:e3:68	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
288	8366901	bem02c03m803	ASIC	offline	192.168.12.4	02:e6:4c:da:cb:f1	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
289	8367036	bem02c03m804	ASIC	online	10.1.30.143	3c:a3:08:54:9f:c4	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
290	8367061	bem02c03m805	ASIC	online	10.1.30.241	94:e3:6d:fc:19:29	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
291	8366897	bem02c03m806	ASIC	online	10.1.31.174	02:6e:be:82:4c:7f	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
292	8365367	bem02c03m807	ASIC	offline	192.168.11.11	02:0f:43:cc:98:45	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.14
293	8368206	bem02c03m808	ASIC	online	10.1.31.178	3c:a3:08:61:57:42	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
294	8367075	bem02c03m809	ASIC	online	10.1.31.50	50:33:8b:3d:ba:0e	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
295	8365628	bem02c03m810	ASIC	online	10.1.30.127	02:05:d1:ed:5a:43	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
296	8366993	bem02c03m811	ASIC	online	10.1.31.236	02:87:47:ac:ba:69	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
297	8365457	bem02c03m812	ASIC	online	10.1.30.76	02:2d:31:1c:90:a7	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
298	8769888	bem02c03m813	ASIC	online	10.1.31.193	c4:f3:12:68:70:6c	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
299	8769882	bem02c03m814	ASIC	online	10.1.31.35	64:cf:d9:e3:7e:33	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
300	8367035	bem02c03m815	ASIC	online	10.1.30.184	3c:a3:08:77:e4:f7	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
301	8368167	bem02c03m817	ASIC	online	10.1.31.153	50:33:8b:3b:78:a3	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
302	8366990	bem02c03m818	ASIC	online	10.1.31.247	02:15:c3:a6:86:c2	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
303	8367058	bem02c03m819	ASIC	online	10.1.30.218	34:15:13:08:7e:b2	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
304	8368169	bem02c03m819	ASIC	online	10.1.31.161	3c:a3:08:58:34:3b	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
305	8769599	bem02c03m820	ASIC	online	10.1.31.188	02:37:95:b1:9a:ef	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
306	8366397	bem02c03m821	ASIC	online	10.1.30.156	02:b7:39:c9:06:eb	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
307	8366899	bem02c03m822	ASIC	online	10.1.31.110	02:27:b9:86:ed:c6	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
308	8366606	bem02c03m823	ASIC	online	10.1.31.73	02:2f:d3:b8:30:d0	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
309	8366561	bem02c03m824	ASIC	online	10.1.31.57	02:2d:39:a6:1e:cc	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
310	8366553	bem02c03m825	ASIC	online	10.1.31.24	02:e6:88:91:f0:f4	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
311	8366523	bem02c03m826	ASIC	online	10.1.30.252	02:2f:39:c1:c1:59	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
312	8365458	bem02c03m828	ASIC	online	10.1.30.67	02:0f:e7:a2:d8:d4	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
313	8366991	bem02c03m829	ASIC	online	10.1.31.229	02:1d:39:94:12:5e	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
314	8366898	bem02c03m830	ASIC	online	10.1.31.133	02:e4:18:a0:14:d0	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
315	8366919	bem02c03m831	ASIC	online	10.1.31.96	02:b7:e5:bc:b6:67	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
316	8366603	bem02c03m832	ASIC	online	10.1.31.65	02:2f:c9:ff:ff:fa	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
317	8366442	bem02c03m833	ASIC	online	10.1.30.198	02:6e:fa:ad:2d:41	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
318	8366391	bem02c03m834	ASIC	online	10.1.30.178	02:bf:c5:a2:9a:ca	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
319	8368246	bem02c03m835	ASIC	online	10.1.31.186	3c:a3:08:5b:84:95	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
320	8372483	bem02c03m839	ASIC	online	10.1.31.159	3c:a3:08:52:56:dc	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
321	8366521	bem02c03m841	ASIC	online	10.1.30.251	02:8f:cd:c0:2f:f3	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
322	8365552	bem02c03m846	ASIC	online	10.1.30.94	02:ad:a5:fc:55:6a	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
323	8365555	bem02c03m847	ASIC	online	10.1.30.99	02:54:80:c9:21:dd	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
324	10389142	bem02hv01	DEVICE	offline	10.1.20.140	5c:ba:2c:0b:3c:c8	ProLiant DL20 Gen10 Plus	HPE	Intel(R) Xeon(R) E-2336 CPU @ 2.90GHz	-	-
325	9118522	bem03rpi01	DEVICE	offline	10.3.11.20 fe80::da3a:ddff:fe90:cb83	d8:3a:dd:90:cb:83	-	-	-	-	-
326	10389143	c01m111	ASIC	online	10.1.30.26	3c:a3:08:57:1b:94	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
327	10389144	c01m116	ASIC	online	10.1.30.108	3c:a3:08:5d:17:60	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
328	10389154	c01m117	ASIC	online	10.1.30.154	50:33:8b:03:ac:27	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
329	10389146	c01m118	ASIC	online	10.1.31.185	c4:f3:12:68:79:d2	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
330	10389153	c01m119	ASIC	online	10.1.30.204	94:e3:6d:ce:20:29	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
331	10389148	c01m120	ASIC	online	10.1.30.237	94:e3:6d:cf:e3:b8	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
332	10389151	c01m126	ASIC	online	10.1.30.183	3c:a3:08:50:36:a7	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
333	10389147	c01m128	ASIC	online	10.1.31.53	3c:a3:08:59:69:c7	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
334	10389152	c01m130	ASIC	online	10.1.30.109	3c:a3:08:54:63:73	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable

Container 2 -- Rosebud ASIC Mining Equipment

Count	id	name	platform	offline/online	ip	mac	cpu id	motherboard	mb manufacturer	cpu model	asic model	linux kernel
1	10389109	asicA836E7	ASIC	online	10.1.27.236	02:2d:bf:a8:36:e7	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 (0.1-13-dev1550) 1.6.0.38 stable
2	8359588	bem01c01m002	ASIC	online	10.1.27.113	60:b6:e1:17:b8:be	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
3	8359612	bem01c01m003	ASIC	online	10.1.27.223	3c:a3:08:49:80:ab	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
4	8359507	bem01c01m004	ASIC	online	10.1.26.132	3c:a3:08:5d:0d:6b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
5	8359625	bem01c01m005	ASIC	online	10.1.27.208	3c:a3:08:5c:e5:3f	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
6	8359508	bem01c01m038	ASIC	online	10.1.26.102	94:e3:6d:f2:9a:b4	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
7	8359506	bem01c01m041	ASIC	online	10.1.26.212	3c:a3:08:1e:fb:93	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
8	8359554	bem01c01m045	ASIC	online	10.1.27.148	94:e3:6d:cf:0b:eb	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
9	8362881	bem01c01m047	ASIC	online	10.1.26.136	c4:f3:12:80:c6:a2	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
10	8364681	bem01c01m067	ASIC	online	10.1.27.47	3c:a3:08:57:ce:cc	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
11	8736344	bem01c01m076	ASIC	online	10.1.27.160	3c:a3:08:60:89:67	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
12	8364631	bem01c01m078b	ASIC	offline	10.1.27.194	64:cf:c9:86:e3:b2	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
13	8364689	bem01c01m079	ASIC	online	10.1.27.239	3c:a3:08:5c:43:83	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
14	8736346	bem01c01m082	ASIC	online	10.1.27.246	3c:a3:08:58:7f:cb	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
15	8736358	bem01c01m083	ASIC	online	10.1.27.58	50:33:8b:4e:8f:c4	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
16	8372286	bem01c01m088	ASIC	online	10.1.26.29	3c:a3:08:51:11:ab	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
17	8364682	bem01c01m177	ASIC	online	10.1.27.39	64:cf:c9:c7:f1:e8	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
18	8364627	bem01c01m178	ASIC	offline	10.1.26.147	60:b6:e1:19:5f:52	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
19	8736347	bem01c01m179	ASIC	offline	10.1.26.119	3c:a3:08:4d:53:20	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
20	8736360	bem01c01m183	ASIC	online	10.1.26.169	3c:a3:08:54:a9:f8	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
21	8736361	bem01c01m184	ASIC	online	10.1.26.25	94:e3:6d:cf:27:54	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
22	8736369	bem01c01m185	ASIC	online	10.1.26.71	50:33:8b:48:6a:92	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
23	8364690	bem01c01m196	ASIC	online	10.1.26.123	3c:a3:08:62:63:3e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
24	8736379	bem01c01m197	ASIC	online	10.1.26.128	50:33:8b:42:b6:d1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
25	8364691	bem01c01m198	ASIC	online	10.1.26.232	64:cf:c9:42:bc:a1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
26	8736387	bem01c01m199	ASIC	online	10.1.27.205	c4:f3:12:6e:d0:57	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
27	8364626	bem01c01m203	ASIC	online	10.1.26.242	94:e3:6d:cf:56:94	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
28	8364693	bem01c01m207	ASIC	online	10.1.27.238	64:cf:c9:ee:f7:de	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
29	8364678	bem02c02m101	ASIC	online	10.1.27.45	64:cf:c9:6b:a3:00	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
30	8364610	bem02c02m102	ASIC	online	10.1.26.234	34:15:13:0c:cf:9c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
31	8362885	bem02c02m103	ASIC	online	10.1.26.101	3c:a3:08:45:63:b9	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
32	8362883	bem02c02m104	ASIC	online	10.1.26.120	94:e3:6d:e0:5b:1a	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
33	8364628	bem02c02m105	ASIC	online	10.1.27.244	34:15:13:8a:b2:a3	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
34	8362884	bem02c02m106	ASIC	online	10.1.26.52	3c:a3:08:4c:7c:7e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
35	8362891	bem02c02m107	ASIC	online	10.1.26.246	50:33:8b:31:e1:9b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
36	8362878	bem02c02m108	ASIC	online	10.1.26.85	50:33:8b:42:bb:ab	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
37	8364609	bem02c02m109	ASIC	online	10.1.27.162	3c:a3:08:6c:3c:a8	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
38	8362845	bem02c02m110	ASIC	online	10.1.26.34	3c:a3:08:50:f6:0a	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
39	8364608	bem02c02m111	ASIC	online	10.1.27.149	3c:a3:08:6d:55:af	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
40	8372287	bem02c02m112	ASIC	online	10.1.27.67	64:cf:c9:e9:91:ad	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
41	8359589	bem02c02m113	ASIC	online	10.1.27.127	c4:f3:12:66:c9:9e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
42	8364613	bem02c02m114	ASIC	online	10.1.27.100	34:15:13:06:94:95	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
43	8362554	bem02c02m115	ASIC	online	10.1.27.66	3c:a3:08:50:38:6c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
44	8364695	bem02c02m116	ASIC	online	10.1.27.250	3c:a3:08:51:9a:55	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
45	8372247	bem02c02m117	ASIC	online	10.1.27.120	18:93:c7:c8:a9:01	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
46	8364680	bem02c02m118	ASIC	online	10.1.27.71	3c:a3:08:5b:84:22	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
47	8364696	bem02c02m119	ASIC	offline	10.1.26.251	64:cf:c9:83:bf:6a	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
48	8372285	bem02c02m120	ASIC	online	10.1.26.129	94:e3:6d:e8:a1:41	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
49	8372246	bem02c02m121	ASIC	online	10.1.27.158	64:cf:c9:51:25:c9	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
50	8364679	bem02c02m122	ASIC	online	10.1.27.79	3c:a3:08:5c:1a:1d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
51	8362892	bem02c02m123	ASIC	online	10.1.26.158	f4:84:4c:0d:4f:31	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
52	8364615	bem02c02m124	ASIC	online	10.1.26.60	64:cf:c9:c7:12:4a	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
53	8364612	bem02c02m125	ASIC	online	10.1.27.18	94:e3:6d:fe:de:3d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
54	8362680	bem02c02m126	ASIC	online	10.1.26.201	02:a5:97:93:a7:f2	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
55	8364688	bem02c02m127	ASIC	offline	10.1.26.110	3c:a3:08:70:57:2b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
56	8359539	bem02c02m128	ASIC	online	10.1.27.10	3c:a3:08:74:5d:d1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
57	8362880	bem02c02m129	ASIC	online	10.1.26.194	3c:a3:08:72:4d:e7	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
58	8362563	bem02c02m130	ASIC	online	10.1.27.245	60:b6:e1:17:d2:f8	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
59	8364617	bem02c02m131	ASIC	online	10.1.27.152	34:15:13:04:02:a5	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
60	8362844	bem02c02m132	ASIC	online	10.1.26.30	94:e3:6d:de:fc:07	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
61	8362903	bem02c02m133	ASIC	online	10.1.27.119	3c:a3:08:47:4c:e2	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
62	8362889	bem02c02m134	ASIC	online	10.1.26.67	34:15:13:06:92:3a	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
63	8364614	bem02c02m135	ASIC	online	10.1.27.192	34:15:13:02:09:16	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
64	8362887	bem02c02m136	ASIC	offline	10.1.26.124	64:cf:c9:f3:12:75	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
65	8362557	bem02c02m137	ASIC	online	10.1.27.235	3c:a3:08:5a:f8:cb	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22

66	8362797	bem02c02m138	ASIC	online	10.1.27.25	02:e6:6b:22:65:38	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
67	8362886	bem02c02m139	ASIC	online	10.1.26.149	3c:a3:08:50:32:1d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
68	8362551	bem02c02m140	ASIC	online	10.1.27.76	34:15:13:8d:4b:b0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
69	8359473	bem02c02m141	ASIC	online	10.1.26.144	f0:45:da:44:d3:e5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
70	8359536	bem02c02m142	ASIC	online	10.1.26.95	64:cf:d9:e3:6b:ee	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
71	8364740	bem02c02m143	ASIC	online	10.1.26.233	02:a7:1b:f2:e0:f2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
72	8362882	bem02c02m201	ASIC	online	10.1.26.184	3c:a3:08:72:dc:3f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
73	8362890	bem02c02m202	ASIC	online	10.1.26.32	3c:a3:08:6f:cf:d5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
74	8362879	bem02c02m203	ASIC	online	10.1.26.193	94:e3:6d:dc:c9:e4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
75	8364618	bem02c02m204	ASIC	online	10.1.27.186	50:33:8b:47:ce:79	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
76	8359579	bem02c02m205	ASIC	online	10.1.27.181	94:e3:6d:e1:c7:91	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
77	8362888	bem02c02m207	ASIC	online	10.1.26.190	3c:a3:08:4b:b6:1b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
78	8364611	bem02c02m208	ASIC	online	10.1.27.134	34:15:13:03:90:5d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
79	8372288	bem02c02m209	ASIC	online	10.1.26.159	f4:84:4c:07:be:5b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
80	8364616	bem02c02m210	ASIC	online	10.1.27.137	3c:a3:08:4d:e9:ab	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
81	8362898	bem02c02m211	ASIC	online	10.1.27.11	94:e3:6d:dd:ad:45	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
82	8359528	bem02c02m212	ASIC	online	10.1.26.40	c4:f3:12:a2:d6:6c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
83	8364629	bem02c02m216	ASIC	online	10.1.27.124	3c:a3:08:57:92:dd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
84	8362917	bem02c02m217	ASIC	online	10.1.27.109	3c:a3:08:6e:7e:47	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
85	8372297	bem02c02m217	ASIC	offline	10.1.27.28	3c:a3:08:6f:ca:c7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
86	8364630	bem02c02m218	ASIC	online	10.1.27.185	3c:a3:08:6f:b6:61	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
87	8365929	bem02c02m220	ASIC	online	10.1.27.240	94:e3:6d:df:e5:f5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
88	8359526	bem02c02m221	ASIC	offline	10.1.26.205	3c:a3:08:5b:51:70	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
89	8362555	bem02c02m223	ASIC	online	10.1.27.60	c4:f3:12:67:98:15	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
90	8362716	bem02c02m224	ASIC	online	10.1.26.217	02:37:41:e8:8f:59	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
91	8364753	bem02c02m225	ASIC	online	10.1.27.249	02:b5:af:91:eb:58	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
92	8364697	bem02c02m226	ASIC	online	10.1.27.220	3c:a3:08:48:9e:cc	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
93	8362657	bem02c02m227	ASIC	online	10.1.26.180	02:a5:ed:81:36:78	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
94	8364672	bem02c02m228	ASIC	online	10.1.27.154	50:33:8b:49:f6:76	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
95	8362704	bem02c02m230	ASIC	online	10.1.26.22	02:b5:c9:97:4c:7a	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
96	8362675	bem02c02m231	ASIC	online	10.1.26.157	02:ad:f7:d9:99:ee	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
97	8362901	bem02c02m232	ASIC	online	10.1.26.153	64:cf:d9:40:cf:d2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
98	8362916	bem02c02m233	ASIC	online	10.1.26.236	3c:a3:08:76:35:81	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
99	8359474	bem02c02m234	ASIC	online	10.1.26.121	64:cf:d9:fb:38:bf	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
100	8359557	bem02c02m235	ASIC	online	10.1.27.129	94:e3:6d:fe:c0:8e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
101	8362734	bem02c02m236	ASIC	online	10.1.26.82	02:25:6f:81:fc:72	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
102	8364671	bem02c02m241	ASIC	offline	10.1.27.64	c4:f3:12:6d:b0:e4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
103	8359475	bem02c02m242	ASIC	offline	10.1.26.182	3c:a3:08:75:99:b3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
104	8364761	bem02c02m242	ASIC	online	10.1.27.213	02:af:01:db:40:cb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
105	8364701	bem02c02m243	ASIC	online	10.1.27.121	50:33:8b:42:c4:48	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
106	8362558	bem02c02m244	ASIC	online	10.1.27.242	3c:a3:08:5f:3d:d4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
107	8364669	bem02c02m245	ASIC	online	10.1.27.63	c4:f3:12:6f:14:34	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
108	8736391	bem02c02m246	ASIC	offline	10.1.26.214	3c:a3:08:47:5a:f9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
109	8365928	bem02c02m247	ASIC	online	10.1.27.59	64:cf:d9:46:72:30	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
110	8362899	bem02c02m248	ASIC	online	10.1.26.55	34:15:13:08:6d:c6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
111	8362726	bem02c02m301	ASIC	online	10.1.26.61	02:2f:b5:9f:d7:e2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
112	8362661	bem02c02m302	ASIC	online	10.1.26.183	02:15:d7:fa:63:7d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
113	8364762	bem02c02m304	ASIC	offline	10.1.27.173	02:35:29:bb:5e:fb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
114	8362659	bem02c02m305	ASIC	online	10.1.26.198	02:2f:d1:ed:36:74	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
115	8359596	bem02c02m309	ASIC	online	10.1.27.17	3c:a3:08:4c:78:f3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
116	8362832	bem02c02m310	ASIC	online	10.1.27.224	02:2f:e3:e9:18:c2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
117	8362811	bem02c02m311	ASIC	online	10.1.27.73	02:97:2d:f8:2a:48	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
118	8362662	bem02c02m312	ASIC	online	10.1.26.179	02:2d:53:96:9b:51	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
119	8362668	bem02c02m313	ASIC	online	10.1.26.17	02:97:dd:e6:53:ef	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
120	8364759	bem02c02m314	ASIC	online	10.1.27.216	02:9d:8d:f0:7e:e1	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
121	8364771	bem02c02m315	ASIC	online	10.1.27.159	02:17:93:85:3d:6a	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
122	8362834	bem02c02m316	ASIC	online	10.1.27.75	02:07:af:db:72:c1	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
123	8362838	bem02c02m318	ASIC	online	10.1.27.51	02:0f:cf:e4:56:54	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
124	8362709	bem02c02m319	ASIC	online	10.1.26.221	02:bd:33:c4:26:c8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
125	8372280	bem02c02m320	ASIC	online	10.1.27.83	02:9f:ff:b0:f8:52	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
126	8364755	bem02c02m321	ASIC	online	10.1.27.222	02:15:35:56:87:22	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
127	8364758	bem02c02m322	ASIC	online	10.1.27.166	02:b7:6d:e3:85:c5	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
128	8362703	bem02c02m323	ASIC	online	10.1.26.213	02:8d:63:8a:e5:d1	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
129	8364739	bem02c02m324	ASIC	online	10.1.27.106	02:0d:79:b5:a1:6d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
130	8362831	bem02c02m326	ASIC	online	10.1.27.65	02:2d:eb:91:09:f2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
131	8362660	bem02c02m327	ASIC	online	10.1.26.133	02:1f:13:96:e3:f9	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
132	8364738	bem02c02m328	ASIC	online	10.1.27.146	02:2d:67:87:67:e7	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
133	8362897	bem02c02m329	ASIC	online	10.1.26.119	40:bd:32:17:c4:b2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
134	8364732	bem02c02m330	ASIC	online	10.1.27.118	02:2d:99:a5:ae:ee	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22

135	8362663	bem02c02m331	ASIC	online	10.1.26.131	02:8f:13:cd:de:67	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
136	8364726	bem02c02m332	ASIC	online	10.1.27.117	02:b7:87:e3:b0:c5	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
137	8362608	bem02c02m336	ASIC	online	10.1.27.99	94:e3:6d:f4:f7:c9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
138	8364775	bem02c02m346	ASIC	online	10.1.27.15	02:85:ff:ca:f5:7b	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
139	8362707	bem02c02m401	ASIC	online	10.1.26.249	02:a7:e3:ee:6f:73	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
140	8362830	bem02c02m404	ASIC	online	10.1.27.4	02:87:07:e7:4b:fb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
141	8362669	bem02c02m405	ASIC	online	10.1.26.152	02:17:21:b3:69:e3	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
142	8362561	bem02c02m406	ASIC	online	10.1.27.254	60:b6:e1:15:91:c9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
143	8362713	bem02c02m407	ASIC	online	10.1.26.47	02:25:e7:f9:3c:77	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
144	8362828	bem02c02m408	ASIC	online	10.1.27.94	02:15:bb:c9:a4:c2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
145	8359472	bem02c02m410	ASIC	online	10.1.26.116	3c:a3:08:1e:6e:08	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
146	8362708	bem02c02m411	ASIC	online	10.1.26.235	02:b7:c7:fa:c7:67	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
147	8364799	bem02c02m412	ASIC	online	10.1.27.78	02:ad:a1:aa:b0:fb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
148	8362837	bem02c02m413	ASIC	online	10.1.27.40	02:97:4f:ec:14:53	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
149	8362729	bem02c02m414	ASIC	online	10.1.26.94	02:3d:93:d9:ef:dd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
150	8362712	bem02c02m416	ASIC	online	10.1.26.24	02:bf:8b:c4:1e:ed	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
151	8364735	bem02c02m418	ASIC	offline	192.168.11.6	02:27:71:89:a0:49	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.4
152	8359553	bem02c02m419	ASIC	online	10.1.27.161	60:b6:e1:15:a4:e3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
153	8359527	bem02c02m420	ASIC	online	10.1.27.107	60:b6:e1:12:13:2a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
154	8364766	bem02c02m421	ASIC	online	10.1.27.57	02:3f:c5:87:f9:c8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
155	8364741	bem02c02m422	ASIC	online	10.1.27.108	02:37:25:bc:dc:7f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
156	8362710	bem02c02m423	ASIC	online	10.1.26.41	02:b7:4d:b3:13:e5	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
157	8364768	bem02c02m424	ASIC	online	10.1.27.72	02:0f:c9:b5:97:d3	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
158	8364776	bem02c02m425	ASIC	online	10.1.27.217	02:97:1d:e3:e4:cb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
159	8362666	bem02c02m426	ASIC	online	10.1.26.192	02:87:59:c1:c5:fd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
160	8364734	bem02c02m427	ASIC	online	10.1.27.138	02:0f:41:c2:e5:f6	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
161	8364737	bem02c02m428	ASIC	online	10.1.26.130	02:b5:c7:fb:1c:54	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
162	8364777	bem02c02m429	ASIC	online	10.1.27.38	02:8f:2b:c3:0d:cf	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
163	8364756	bem02c02m430	ASIC	online	10.1.27.174	02:1f:89:a4:32:e9	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
164	8359607	bem02c02m431	ASIC	online	10.1.27.203	3c:a3:08:27:2f:2a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
165	8359559	bem02c02m432	ASIC	online	10.1.27.163	3c:a3:08:5f:48:2d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
166	8364767	bem02c02m433	ASIC	online	10.1.27.62	02:97:69:c5:0a:cc	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
167	8359608	bem02c02m434	ASIC	offline	10.1.27.30	60:b6:e1:15:91:87	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
168	8364727	bem02c02m443	ASIC	online	10.1.27.14	02:3f:99:b7:9c:68	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
169	8364729	bem02c02m444	ASIC	online	10.1.27.110	02:bf:4d:cc:ca:5d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
170	8362727	bem02c02m445	ASIC	online	10.1.26.62	02:15:05:be:fc:c7	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
171	8364778	bem02c02m446	ASIC	online	10.1.27.36	02:17:7b:e6:bb:73	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
172	8362730	bem02c02m447	ASIC	online	10.1.26.53	02:35:17:f0:70:e2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
173	8362706	bem02c02m448	ASIC	online	10.1.26.237	02:97:57:28:2e:86	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
174	8362714	bem02c02m502	ASIC	online	10.1.26.224	02:a5:7f:e7:f5:d7	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
175	8362705	bem02c02m503	ASIC	online	10.1.26.247	02:35:6d:60:71:a2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
176	8362715	bem02c02m504	ASIC	online	10.1.26.227	02:95:33:e4:d2:76	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
177	8362676	bem02c02m507	ASIC	online	10.1.26.31	02:0f:ef:e1:33:c4	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
178	8364752	bem02c02m509	ASIC	online	10.1.27.207	02:27:19:a2:1c:66	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
179	8362671	bem02c02m510	ASIC	online	10.1.26.139	02:97:cb:bb:e1:d4	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
180	8362711	bem02c02m511	ASIC	online	10.1.26.219	02:35:d3:aa:86:d8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
181	8359509	bem02c02m512	ASIC	offline	10.1.26.190	94:e3:6d:ca:02:33	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
182	8364757	bem02c02m513	ASIC	online	10.1.27.175	02:0f:ab:ca:a9:d4	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
183	8362674	bem02c02m514	ASIC	online	10.1.26.181	02:05:35:84:b3:5b	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
184	8362658	bem02c02m515	ASIC	online	10.1.26.160	02:85:ef:b7:1a:54	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
185	8359551	bem02c02m516	ASIC	online	10.1.27.155	94:e3:6d:e0:4f:05	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
186	8362556	bem02c02m517	ASIC	online	10.1.27.74	3c:a3:08:5c:64:c8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
187	8364754	bem02c02m518	ASIC	online	10.1.27.195	02:bf:31:d5:ad:60	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
188	8362667	bem02c02m519	ASIC	online	10.1.26.19	02:1d:4d:ed:f7:d8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
189	8362552	bem02c02m521	ASIC	online	10.1.27.95	50:33:8b:0c:14:ee	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
190	8359533	bem02c02m522	ASIC	online	10.1.26.86	94:e3:6d:bc:2d:e1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
191	8359471	bem02c02m523	ASIC	online	10.1.26.170	3c:a3:08:50:1d:81	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
192	8362564	bem02c02m525	ASIC	online	10.1.27.96	3c:a3:08:4d:52:4d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
193	8359570	bem02c02m526	ASIC	online	10.1.27.20	64:cf:c9:fa:f4:ee	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
194	8362562	bem02c02m527	ASIC	online	10.1.27.97	3c:a3:08:70:e2:92	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
195	8359597	bem02c02m528	ASIC	online	10.1.27.193	94:e3:6d:f2:a3:87	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
196	8359556	bem02c02m529	ASIC	online	10.1.27.153	3c:a3:08:5d:23:d1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
197	8359543	bem02c02m530	ASIC	offline	10.1.26.200	50:33:8b:53:bd:ac	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
198	8359532	bem02c02m531	ASIC	online	10.1.26.76	94:e3:6d:c8:6a:75	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
199	8364673	bem02c02m532	ASIC	online	10.1.27.202	3c:a3:08:6f:04:ed	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
200	8359535	bem02c02m533	ASIC	offline	10.1.26.250	3c:a3:08:50:47:33	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
201	8364667	bem02c02m534	ASIC	online	10.1.27.92	94:e3:6d:bc:dd:40	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
202	8359497	bem02c02m535	ASIC	online	10.1.26.115	3c:a3:08:51:4f:76	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
203	8362559	bem02c02m536	ASIC	online	10.1.27.243	64:cf:c9:f6:79:9e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22

204	8362824	bem02c02m538	ASIC	online	10.1.27.237	02:a5:bd:b5:2a:f9	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
205	8364668	bem02c02m541	ASIC	offline	10.1.26.51	34:15:13:04:44:9f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
206	8362560	bem02c02m548	ASIC	online	10.1.27.85	3c:a3:08:24:a7:3e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
207	8364779	bem02c02m601	ASIC	online	10.1.27.53	02:37:19:c5:af:c8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
208	8362672	bem02c02m602	ASIC	online	10.1.26.177	02:07:55:f6:f6:c6	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
209	8364780	bem02c02m603	ASIC	online	10.1.27.199	02:bd:f5:ee:fc:58	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
210	8364781	bem02c02m604	ASIC	online	10.1.27.26	02:ac:9f:8d:97:c8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
211	8359587	bem02c02m606	ASIC	offline	10.1.26.111	64:cf:c9:fe:94:cb	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
212	8364782	bem02c02m607	ASIC	online	10.1.27.180	02:3d:6d:fd:12:fc	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
213	8364728	bem02c02m608	ASIC	online	10.1.26.196	02:b5:c9:9a:cf:dc	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
214	8364730	bem02c02m609	ASIC	online	10.1.27.133	02:1d:35:96:b6:fc	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
215	8359613	bem02c02m610	ASIC	online	10.1.27.206	60:b6:e1:15:9c:40	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
216	8359504	bem02c02m611	ASIC	online	10.1.26.178	60:b6:e1:6d:3a:2b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
217	8736393	bem02c02m612	ASIC	online	10.1.27.19	3c:a3:08:50:05:6c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
218	8359531	bem02c02m613	ASIC	online	10.1.26.238	3c:a3:08:76:67:b4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
219	8362900	bem02c02m614	ASIC	online	10.1.26.197	3c:a3:08:74:cb:fa	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
220	8359495	bem02c02m615	ASIC	online	10.1.26.176	3c:a3:08:77:2f:9e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
221	8364783	bem02c02m616	ASIC	online	10.1.27.30	02:37:dd:89:a1:5f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
222	8362673	bem02c02m617	ASIC	online	10.1.26.117	02:3d:f9:c0:a6:7e	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
223	8364784	bem02c02m618	ASIC	online	10.1.27.200	02:b5:63:11:eb:9f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
224	8359610	bem02c02m619	ASIC	online	10.1.27.218	50:33:8b:0f:4f:05	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
225	8359575	bem02c02m621	ASIC	offline	10.1.27.165	f4:84:4c:0d:57:14	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
226	8736396	bem02c02m623	ASIC	online	10.1.27.52	3c:a3:08:6c:26:ec	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
227	8372291	bem02c02m625	ASIC	online	10.1.27.123	94:e3:6d:f8:f8:74	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
228	8359569	bem02c02m626	ASIC	online	10.1.27.164	60:b6:e1:12:13:63	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
229	8372289	bem02c02m627	ASIC	online	10.1.27.247	64:cf:c9:c0:af:08	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
230	8372290	bem02c02m628	ASIC	online	10.1.26.230	3c:a3:08:57:c9:28	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
231	8359496	bem02c02m629	ASIC	online	10.1.26.172	3c:a3:08:47:87:b6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
232	8359530	bem02c02m630	ASIC	online	10.1.26.248	18:93:c7:ef:c9:09	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
233	8359498	bem02c02m631	ASIC	online	10.1.26.134	3c:a3:08:5e:44:a0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
234	8364666	bem02c02m633	ASIC	online	10.1.27.144	3c:a3:08:50:42:c4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
235	8359484	bem02c02m634	ASIC	offline	10.1.26.88	94:e3:6d:e0:a2:3f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.14
236	8364731	bem02c02m635	ASIC	online	10.1.26.156	02:af:01:50:24:3d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
237	8364733	bem02c02m636	ASIC	online	10.1.26.210	02:9d:25:b6:c6:71	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
238	8359487	bem02c02m637	ASIC	online	10.1.26.124	94:e3:6d:b7:02:2a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
239	8362728	bem02c02m638	ASIC	online	10.1.26.74	02:17:8b:26:95:1c	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
240	8362816	bem02c02m643	ASIC	online	10.1.27.89	02:05:c5:a0:8f:cb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
241	8359502	bem02c02m644	ASIC	online	10.1.26.114	60:b6:e1:17:de:ad	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
242	8359616	bem02c02m645	ASIC	online	10.1.27.233	40:bd:32:15:87:61	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
243	8359534	bem02c02m646	ASIC	online	10.1.26.46	3c:a3:08:5b:25:9e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
244	8362609	bem02c02m647	ASIC	online	10.1.27.64	3c:a3:08:4c:cb:48	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
245	8364785	bem02c02m648	ASIC	online	10.1.27.191	02:07:97:82:da:fe	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
246	8359529	bem02c02m702	ASIC	online	10.1.26.26	3c:a3:08:4c:fb:1a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
247	8364736	bem02c02m706	ASIC	online	10.1.27.150	02:2f:6d:cc:cf:72	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
248	8359500	bem02c02m708	ASIC	online	10.1.26.163	64:cf:c9:f5:cb:c4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
249	8364702	bem02c02m709	ASIC	online	10.1.27.49	3c:a3:08:48:cf:b6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
250	8359503	bem02c02m710	ASIC	online	10.1.26.112	3c:a3:08:6e:44:3c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
251	8359609	bem02c02m712	ASIC	online	10.1.27.201	3c:a3:08:69:b1:8b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
252	8359486	bem02c02m713	ASIC	offline	10.1.26.145	3c:a3:08:48:dd:c1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
253	8359594	bem02c02m715	ASIC	online	10.1.27.2	3c:a3:08:5d:28:3f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
254	8359537	bem02c02m716	ASIC	online	10.1.26.54	3c:a3:08:6d:66:8b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
255	8362570	bem02c02m717	ASIC	online	10.1.27.80	f4:e1:1e:4f:e1:f9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
256	8362913	bem02c02m717	ASIC	online	10.1.26.122	64:cf:c9:f6:8a:63	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
257	8362665	bem02c02m719	ASIC	online	10.1.26.105	02:9f:8d:bc:bc:c6	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
258	8359488	bem02c02m720	ASIC	online	10.1.26.229	3c:a3:08:4d:8d:72	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.14
259	8359480	bem02c02m721	ASIC	online	10.1.26.16	40:bd:32:1d:59:8a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
260	8359611	bem02c02m722	ASIC	online	10.1.27.229	18:93:c7:f0:42:6c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
261	8359585	bem02c02m723	ASIC	online	10.1.26.77	3c:a3:08:52:e2:17	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
262	8362574	bem02c02m724	ASIC	online	10.1.27.41	34:15:13:0e:bb:bd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
263	8359617	bem02c02m725	ASIC	online	10.1.27.105	f0:45:da:60:61:5c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
264	8359624	bem02c02m728	ASIC	online	10.1.26.70	94:e3:6d:e1:3a:ee	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
265	8359485	bem02c02m729	ASIC	online	10.1.26.186	0c:ae:7d:2b:c6:91	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
266	8359574	bem02c02m730	ASIC	offline	10.1.27.15	9c:1d:58:eb:06:a3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
267	8362578	bem02c02m731	ASIC	online	10.1.27.37	3c:a3:08:6e:b0:2d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
268	8736399	bem02c02m732	ASIC	online	10.1.27.170	34:15:13:8c:9d:9e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
269	8359558	bem02c02m733	ASIC	online	10.1.27.125	9c:1d:58:ed:c1:5d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
270	8362810	bem02c02m735	ASIC	online	10.1.27.43	02:85:2d:f1:00:fd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
271	8362904	bem02c02m802	ASIC	offline	10.1.26.30	3c:a3:08:48:a5:a0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
272	8359615	bem02c02m803	ASIC	online	10.1.27.219	3c:a3:08:24:62:18	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22

273	8359618	bem02c02m804	ASIC	offline	10.1.26.25	18:93:c7:f0:58:1a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
274	8359605	bem02c02m805	ASIC	offline	-	-	-	-	-	-	-	-
275	8362573	bem02c02m806	ASIC	online	10.1.27.34	c4:f3:12:65:ac:18	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
276	8372248	bem02c02m807	ASIC	online	10.1.27.139	c4:f3:12:01:ed:c2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
277	8359619	bem02c02m808	ASIC	online	10.1.27.147	9c:1d:58:eb:11:38	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
278	8364765	bem02c02m809	ASIC	online	10.1.27.42	02:87:cd:aa:fe:7d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
279	8736400	bem02c02m809	ASIC	offline	10.1.26.169	18:93:c7:fd:b2:8b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
280	8362575	bem02c02m810	ASIC	online	10.1.27.241	3c:a3:08:57:0d:05	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
281	8362568	bem02c02m811	ASIC	offline	10.1.26.120	0c:ae:7d:56:f2:94	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
282	8364704	bem02c02m812	ASIC	online	10.1.27.48	40:bd:32:01:77:60	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
283	8359538	bem02c02m813	ASIC	online	10.1.26.28	f4:84:4c:15:f6:8e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
284	8359580	bem02c02m814	ASIC	online	10.1.27.183	50:33:8b:02:35:6f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
285	8364705	bem02c02m815	ASIC	offline	10.1.26.134	50:33:8b:44:22:24	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
286	8362576	bem02c02m816	ASIC	online	10.1.27.77	94:e3:6d:cf:cf:b0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
287	8364670	bem02c02m817	ASIC	online	10.1.27.28	34:15:13:0c:a7:a6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
288	8359573	bem02c02m818	ASIC	online	10.1.27.145	94:e3:6d:fc:fc:e4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
289	8359483	bem02c02m819	ASIC	online	10.1.26.148	60:b6:e1:17:c9:ca	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
290	8359604	bem02c02m820	ASIC	offline	10.1.26.135	18:93:c7:f4:31:e6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
291	8359490	bem02c02m821	ASIC	online	10.1.26.137	64:cf:c9:66:fb:8e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
292	8359505	bem02c02m822	ASIC	online	10.1.26.106	f4:84:4c:ff:b8:bc	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
293	8359572	bem02c02m824	ASIC	online	10.1.27.135	3c:a3:08:16:c0:cd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
294	8362717	bem02c02m825	ASIC	online	10.1.26.253	02:f4:82:bd:7c:dd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
295	8359541	bem02c02m827	ASIC	online	10.1.26.43	3c:a3:08:77:c9:c3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
296	8359595	bem02c02m827	ASIC	online	10.1.27.196	34:15:13:07:f0:83	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
297	8359542	bem02c02m830	ASIC	online	10.1.26.87	94:e3:6d:cc:ab:5d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
298	8736401	bem02c02m831	ASIC	online	10.1.26.187	94:e3:6d:f5:c7:d4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
299	8362572	bem02c02m832	ASIC	online	10.1.27.27	40:bd:32:1e:ed:f7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
300	8364708	bem02c02m832	ASIC	online	10.1.27.93	64:cf:c9:62:cc:22	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
301	8362577	bem02c02m833	ASIC	offline	10.1.27.13	3c:a3:08:48:cf:a1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
302	8362902	bem02c02m834	ASIC	online	10.1.26.239	64:cf:c9:40:57:b1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
303	8364665	bem02c02m839	ASIC	online	10.1.27.22	94:e3:6d:c9:80:88	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
304	8359540	bem02c02m840	ASIC	online	10.1.27.111	94:e3:6d:b9:22:6e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
305	8362571	bem02c02m841	ASIC	online	10.1.27.33	3c:a3:08:25:5f:85	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
306	8359576	bem02c02m842	ASIC	online	10.1.27.128	3c:a3:08:4b:56:e1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
307	8362569	bem02c02m843	ASIC	online	10.1.27.251	3c:a3:08:4f:c1:eb	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
308	8359571	bem02c02m845	ASIC	online	10.1.27.126	c4:f3:12:00:c9:a7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
309	8359489	bem02c02m846	ASIC	online	10.1.26.113	94:e3:6d:c9:b4:f3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
310	10389087	bem02hv01	DEVICE	offline	10.1.20.140	5c:ba:2c:0b:3c:c8	-	ProLiant DL20 Gen10 Plus	HPE	Intel(R) Xeon(R) E-2336 CPU @ 2.90GHz	-	-
311	8359544	bem02noname003	ASIC	online	10.1.26.36	f4:84:4c:0d:0c:3b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
312	10389094	c01m136	ASIC	online	10.1.27.50	3c:a3:08:6a:ba:5c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
313	10389093	c01m202	ASIC	online	10.1.27.184	3c:a3:08:69:14:a5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
314	10389091	c01m206	ASIC	online	10.1.26.78	3c:a3:08:5e:3f:64	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1550) 1.6.0.38 stable
315	10389089	c02m239	ASIC	offline	10.1.26.42	02:4C:A4:B3:39:E7	-	BHB42651 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jun 9 13:22:51 CST 2022
316	10389099	c02m317	ASIC	offline	10.1.26.104	02:3F:DF:37:A8:0C	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
317	10389096	c02m326	ASIC	offline	10.1.26.228	02:0D:CB:3C:29:52	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
318	10389088	c02m415	ASIC	offline	10.1.26.34	02:27:BD:63:50:54	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
319	10389092	c02m417	ASIC	offline	10.1.26.206	02:B5:B8:6E:67:EC	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
320	10389095	c02m428	ASIC	offline	10.1.27.252	02:35:67:13:CF:69	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
321	10389097	c02m535	ASIC	offline	10.1.27.35	02:97:45:0E:D1:4F	-	BHB42631 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
322	10389098	c02m612	ASIC	offline	10.1.27.236	02:2D:BF:A8:36:E7	-	BHB42603 (126 chips)	Amlogic	-	Antminer S19JP	Linux 4.9.113 #1 SMP PREEMPT Thu Jan 20 17:33:48 CST 2022
323	10389090	c02m707	ASIC	online	10.1.26.135	02:af:4d:57:5a:b3	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1550) 1.6.0.38 stable

Container 1 -- Rosebud ASIC Mining Equipment

Count	id	name	platform	offline/online	ip	mac	cpu id	motherboard	mb manufacturer	cpu model	asic model	linux kernel
1	8354820	Antminer	ASIC	online	10.1.22.23	64:cf:d9:ef:2f:2e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
2	8355783	Antminer	ASIC	online	10.1.23.43	60:b6:e1:17:bd:7d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
3	8359348	Antminer	ASIC	online	10.1.23.241	c4:f3:12:c3:e3:70	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
4	8372202	Antminer	ASIC	offline	10.1.22.164	60:b6:e1:17:c2:2d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
5	8366814	asic15AD35	ASIC	offline	10.1.23.107	02:7c:e3:15:ad:35	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.12
6	10388804	asic89D587	ASIC	online	10.1.22.65	3c:a3:08:75:ca:d4	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1550] 1.6.0.38 stable
7	8357342	bem01c01m001	ASIC	online	10.1.22.213	94:e3:6d:d9:9d:77	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
8	8356318	bem01c01m009	ASIC	online	10.1.22.92	60:b6:e1:17:d9:91	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
9	8357361	bem01c01m012	ASIC	online	10.1.23.8	f4:84:4c:34:38:21	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
10	8350425	bem01c01m013	ASIC	online	10.1.23.199	02:97:b3:ce:79:f1	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
11	8359349	bem01c01m016	ASIC	online	10.1.23.244	50:33:8b:0b:85:ce	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
12	8357434	bem01c01m017	ASIC	online	10.1.23.117	34:15:13:8a:29:63	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
13	8357353	bem01c01m018	ASIC	offline	10.1.22.230	3c:a3:08:4d:e3:66	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
14	8359323	bem01c01m024	ASIC	online	10.1.23.101	64:cf:d9:47:bd:98	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
15	8357366	bem01c01m025	ASIC	online	10.1.22.245	64:cf:d9:e2:08:c2	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
16	8356855	bem01c01m026	ASIC	online	10.1.22.136	3c:a3:08:76:06:b4	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
17	8359326	bem01c01m027	ASIC	online	10.1.23.92	94:e3:6d:d9:15:db	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
18	8356995	bem01c01m029	ASIC	online	10.1.22.199	3c:a3:08:50:dd:95	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
19	8357400	bem01c01m030	ASIC	online	10.1.23.72	64:cf:d9:62:94:39	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
20	8356281	bem01c01m031	ASIC	online	10.1.22.35	94:e3:6d:be:cb:17	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
21	8356649	bem01c01m032	ASIC	online	10.1.22.115	3c:a3:08:5d:f0:78	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
22	8357390	bem01c01m033	ASIC	online	10.1.23.50	94:e3:6d:cd:39:ad	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
23	8357438	bem01c01m035	ASIC	offline	10.1.22.179	94:e3:6d:c8:ba:04	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
24	8366935	bem01c01m072	ASIC	online	10.1.27.227	3c:a3:08:75:5c:14	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
25	8739707	bem01c01m100	ASIC	online	10.1.23.201	94:e3:6d:f5:66:a9	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
26	8366774	bem01c01m137	ASIC	offline	10.1.22.147	94:e3:6d:e0:72:30	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
27	8366770	bem01c01m142	ASIC	online	10.1.23.100	3c:a3:08:6f:b6:0d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
28	8366781	bem01c01m143	ASIC	online	10.1.23.227	3c:a3:08:1f:15:b5	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
29	8366784	bem01c01m144	ASIC	online	10.1.23.90	3c:a3:08:28:2c:cf	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
30	8366773	bem01c01m145	ASIC	online	10.1.23.162	34:15:13:0b:63:25	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
31	8365955	bem01c01m146	ASIC	offline	10.1.23.54	64:cf:d9:e4:d1:4b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
32	8366769	bem01c01m147	ASIC	offline	10.1.22.196	94:e3:6d:c8:d8:61	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
33	8366707	bem01c01m148	ASIC	online	10.1.22.162	3c:a3:08:4b:65:12	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
34	8366738	bem01c01m149	ASIC	online	10.1.22.240	18:93:d7:ce:bf:9e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
35	8366711	bem01c01m150	ASIC	online	10.1.22.98	3c:a3:08:4a:ba:2c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
36	8366708	bem01c01m151	ASIC	online	10.1.22.229	94:e3:6d:cb:c0:f1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
37	8366789	bem01c01m155	ASIC	online	10.1.23.208	60:b6:e1:15:9c:43	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
38	8365965	bem01c01m158	ASIC	offline	10.1.22.104	c4:f3:12:6f:9e:7c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
39	8365962	bem01c01m161b	ASIC	online	10.1.22.26	3c:a3:08:5a:f9:9b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
40	8366816	bem01c01m164	ASIC	online	10.1.23.84	02:46:69:35:cc:95	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
41	8366772	bem01c01m165	ASIC	offline	10.1.22.139	3c:a3:08:61:4b:c3	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
42	8366788	bem01c01m168	ASIC	online	10.1.23.207	3c:a3:08:4f:fe:98	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
43	8366782	bem01c01m169	ASIC	online	10.1.23.128	3c:a3:08:75:8c:a9	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
44	8366815	bem01c01m172	ASIC	online	10.1.23.195	02:27:c5:e6:95:db	-	Antminer S19JPRO	Amlogic	Amlogic	Antminer S19JPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
45	8366747	bem01c01m173	ASIC	offline	10.1.23.54	64:cf:d9:83:1d:5e	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
46	8365964	bem01c01m174	ASIC	online	10.1.22.30	f4:84:4c:31:62:9c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
47	8739751	bem01c01m175	ASIC	online	10.1.23.233	f4:84:4c:22:bd:b5	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
48	8366771	bem01c01m182	ASIC	offline	10.1.22.222	3c:a3:08:47:15:9c	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
49	8366743	bem01c01m187	ASIC	online	10.1.23.7	34:15:13:0a:25:19	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
50	8366775	bem01c01m189	ASIC	online	10.1.23.108	3c:a3:08:48:c5:e7	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
51	8366706	bem01c01m190	ASIC	online	10.1.22.164	3c:a3:08:6b:72:47	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
52	8366737	bem01c01m191	ASIC	online	10.1.23.47	3c:a3:08:4c:01:36	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
53	8366703	bem01c01m193	ASIC	online	10.1.22.215	64:cf:d9:4e:1e:df	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
54	8366740	bem01c01m194	ASIC	online	10.1.22.111	64:cf:d9:d6:f1:35	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
55	8366702	bem01c01m195	ASIC	online	10.1.22.181	34:15:13:06:70:26	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
56	8359293	bem02c01m101	ASIC	online	10.1.22.145	94:e3:6d:ae:10:e1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
57	8359291	bem02c01m103	ASIC	online	10.1.22.120	3c:a3:08:5b:81:7b	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
58	8359378	bem02c01m104	ASIC	online	10.1.22.188	3c:a3:08:4f:72:ed	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
59	8359385	bem02c01m105	ASIC	online	10.1.23.216	94:e3:6d:fb:c1:8d	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
60	8359296	bem02c01m107	ASIC	offline	10.1.23.11	3c:a3:08:4d:4b:52	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
61	8359346	bem02c01m108	ASIC	online	10.1.23.210	94:e3:6d:d8:36:49	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
62	8359290	bem02c01m109	ASIC	online	10.1.22.54	64:cf:d9:81:3d:f1	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
63	8359389	bem02c01m110	ASIC	offline	10.1.23.3	34:15:13:08:aa:d4	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
64	8359343	bem02c01m111	ASIC	online	10.1.23.220	94:e3:6d:c9:21:e7	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
65	8359324	bem02c01m112	ASIC	online	10.1.23.59	3c:a3:08:68:a0:b8	-	Antminer S19JPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19JPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22

66	8359325	bem02c01m113	ASIC	online	10.1.23.110	3c:a3:08:76:f2:30	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
67	8359394	bem02c01m114	ASIC	online	10.1.22.247	74:e1:82:5e:51:4f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
68	8359297	bem02c01m115	ASIC	online	10.1.22.198	94:e3:6d:fa:f5:e4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
69	8359322	bem02c01m116	ASIC	online	10.1.23.79	3c:a3:08:4f:28:d2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
70	8359327	bem02c01m117	ASIC	online	10.1.23.120	3c:a3:08:66:19:79	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
71	8359342	bem02c01m118	ASIC	offline	192.168.11.2	94:e3:6d:b9:7e:4b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
72	8365961	bem02c01m119	ASIC	online	10.1.22.87	3c:a3:08:5f:1b:a9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
73	8366793	bem02c01m120	ASIC	online	10.1.23.173	94:e3:6d:bc:c4:77	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
74	8359328	bem02c01m121	ASIC	offline	10.1.23.64	c4:f3:12:ea:a9:0d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
75	8359344	bem02c01m122	ASIC	online	10.1.23.139	3c:a3:08:65:da:25	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
76	8359392	bem02c01m123	ASIC	online	10.1.23.37	3c:a3:08:59:9b:e9	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
77	8359405	bem02c01m124	ASIC	online	10.1.22.121	3c:a3:08:77:33:cb	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
78	8359350	bem02c01m125	ASIC	online	10.1.23.182	f4:84:4c:07:a7:93	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
79	8359294	bem02c01m126	ASIC	online	10.1.22.155	64:cf:d9:e8:8c:05	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
80	8359347	bem02c01m127	ASIC	offline	10.1.22.203	94:e3:6d:e1:9f:1a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
81	8359362	bem02c01m129	ASIC	online	10.1.23.64	3c:a3:08:76:2c:68	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
82	8372153	bem02c01m130	ASIC	online	10.1.23.189	50:33:8b:4e:86:da	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
83	8359361	bem02c01m131	ASIC	offline	10.1.23.103	3c:a3:08:4d:ee:c7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
84	8359360	bem02c01m132	ASIC	online	10.1.23.132	3c:a3:08:5a:b1:90	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
85	8359292	bem02c01m133	ASIC	online	10.1.23.34	3c:a3:08:57:92:83	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
86	8359295	bem02c01m134	ASIC	online	10.1.22.253	64:cf:d9:e7:32:12	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
87	8359359	bem02c01m135	ASIC	online	10.1.23.212	50:33:8b:02:5d:b4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
88	8359402	bem02c01m136	ASIC	online	10.1.23.213	94:e3:6d:ba:56:3c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
89	8359409	bem02c01m142	ASIC	online	10.1.22.193	3c:a3:08:1e:22:6f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
90	8366736	bem02c01m176	ASIC	offline	192.168.12.9	60:b6:e1:6d:58:be	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.14
91	8357445	bem02c01m201	ASIC	offline	10.1.23.69	94:e3:6d:fc:29:6d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
92	8355649	bem02c01m205	ASIC	online	10.1.22.183	3c:a3:08:1c:3f:f0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
93	8356286	bem02c01m207	ASIC	online	10.1.22.43	3c:a3:08:4b:e5:e2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
94	8355992	bem02c01m208	ASIC	online	10.1.23.234	3c:a3:08:1c:9a:26	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
95	8357367	bem02c01m209	ASIC	online	10.1.22.244	c4:f3:12:01:8c:93	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
96	8356396	bem02c01m210	ASIC	online	10.1.22.103	3c:a3:08:60:bd:8e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
97	8357094	bem02c01m211	ASIC	online	10.1.22.139	3c:a3:08:5b:30:a2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
98	8355991	bem02c01m212	ASIC	online	10.1.23.226	c4:f3:12:d8:28:06	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
99	8357403	bem02c01m214	ASIC	online	10.1.23.67	3c:a3:08:5c:d9:6e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
100	8357471	bem02c01m215	ASIC	online	10.1.23.119	94:e3:6d:cc:e5:da	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
101	8358370	bem02c01m216	ASIC	online	10.1.23.20	94:e3:6d:b8:16:d5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
102	8355727	bem02c01m217	ASIC	online	10.1.22.243	94:e3:6d:f3:14:52	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
103	8357364	bem02c01m218	ASIC	online	10.1.22.254	3c:a3:08:5e:28:36	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
104	8356653	bem02c01m219	ASIC	online	10.1.22.116	3c:a3:08:73:cb:ae	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
105	8357392	bem02c01m222	ASIC	online	10.1.23.18	3c:a3:08:5a:f8:02	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
106	8357424	bem02c01m223	ASIC	online	10.1.23.97	94:e3:6d:f3:1b:00	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
107	8356848	bem02c01m225	ASIC	online	10.1.22.144	64:cf:d9:d7:3c:00	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
108	8357454	bem02c01m226	ASIC	online	10.1.23.169	64:cf:d9:83:b7:18	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
109	8357393	bem02c01m227	ASIC	offline	10.1.23.52	74:e1:82:a9:cb:6f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
110	8356319	bem02c01m228	ASIC	online	10.1.22.74	3c:a3:08:59:7c:53	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
111	8357391	bem02c01m230	ASIC	online	10.1.22.248	64:cf:d9:e7:21:bf	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
112	8350373	bem02c01m231	ASIC	online	10.1.23.9	02:07:87:9a:cf:fd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 (0.1-13-dev1544) signed 1.6.0.22
113	8356388	bem02c01m232	ASIC	online	10.1.22.137	3c:a3:08:68:e6:4c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
114	8357349	bem02c01m233	ASIC	online	10.1.22.239	64:cf:d9:4e:52:66	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
115	8357482	bem02c01m234	ASIC	online	10.1.23.200	94:e3:6d:cf:43:f2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
116	8356393	bem02c01m301	ASIC	online	10.1.22.105	94:e3:6d:c8:a1:c8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
117	8357369	bem02c01m302	ASIC	offline	10.1.23.95	74:e1:82:ae:b8:00	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
118	8355731	bem02c01m303	ASIC	online	10.1.22.236	94:e3:6d:ae:fa:96	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
119	8355875	bem02c01m304	ASIC	online	10.1.23.52	c4:f3:12:01:4a:f3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
120	8356854	bem02c01m305	ASIC	online	10.1.22.119	3c:a3:08:6f:8a:84	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
121	8355780	bem02c01m308	ASIC	online	10.1.23.58	94:e3:6d:d9:30:0c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
122	8356395	bem02c01m310	ASIC	offline	10.1.23.8	94:e3:6d:bc:ad:3d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
123	8357429	bem02c01m311	ASIC	online	10.1.23.113	64:cf:d9:81:ca:61	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
124	8356651	bem02c01m312	ASIC	online	10.1.22.125	94:e3:6d:f1:fa:cd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
125	8357344	bem02c01m315	ASIC	online	10.1.22.204	3c:a3:08:4e:73:9f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
126	8357485	bem02c01m316	ASIC	online	10.1.23.225	50:33:8b:03:ff:96	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
127	8355948	bem02c01m317	ASIC	online	10.1.23.95	50:33:8b:51:d1:b7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
128	8355951	bem02c01m319	ASIC	online	10.1.23.148	3c:a3:08:50:ac:cd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
129	8355599	bem02c01m320	ASIC	offline	10.1.23.9	64:cf:d9:e6:f6:09	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
130	8357386	bem02c01m321	ASIC	online	10.1.23.35	c4:f3:12:9c:dd:c4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
131	9109466	bem02c01m322	ASIC	online	10.1.23.240	94:e3:6d:e1:ff:a1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
132	8355782	bem02c01m323	ASIC	online	10.1.23.11	64:cf:d9:41:39:aa	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
133	8357469	bem02c01m324	ASIC	online	10.1.23.81	94:e3:6d:dd:02:45	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22
134	8357452	bem02c01m330	ASIC	online	10.1.23.161	50:33:8b:03:85:a3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ (0.1-13-dev1544) signed 1.6.0.22

135	8355702	bem02c01m331	ASIC	online	10.1.22.172	64:cf:d9:6f:17:d3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
136	8356390	bem02c01m332	ASIC	offline	10.1.22.246	64:cf:d9:46:55:c5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
137	8357346	bem02c01m333	ASIC	online	10.1.22.221	64:cf:d9:e6:f6:57	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
138	8357405	bem02c01m336	ASIC	offline	10.1.23.62	64:cf:d9:4e:3e:a1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
139	8356849	bem02c01m337	ASIC	online	10.1.22.147	3c:a3:08:53:37:11	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
140	8357449	bem02c01m338	ASIC	online	10.1.23.134	34:15:13:0c:62:67	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
141	9109459	bem02c01m339	ASIC	online	10.1.23.60	02:ee:35:3d:c6:83	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
142	8739709	bem02c01m343	ASIC	online	10.1.23.88	94:e3:6d:b5:17:c5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
143	8357348	bem02c01m401	ASIC	offline	10.1.22.126	3c:a3:08:22:69:45	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
144	8359351	bem02c01m402	ASIC	online	10.1.22.250	3c:a3:08:53:91:c2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
145	8357363	bem02c01m405	ASIC	online	10.1.22.251	94:e3:6d:bf:17:2e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
146	8357352	bem02c01m406	ASIC	online	10.1.22.211	94:e3:6d:e0:47:61	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
147	8356320	bem02c01m407	ASIC	offline	10.1.22.152	c4:f3:12:70:0d:05	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
148	8356853	bem02c01m408	ASIC	online	10.1.22.118	3c:a3:08:5f:26:6f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
149	8357472	bem02c01m409	ASIC	offline	10.1.23.122	3c:a3:08:46:c5:ab	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
150	8356280	bem02c01m412	ASIC	online	10.1.22.70	3c:a3:08:1c:77:53	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
151	8356314	bem02c01m415	ASIC	online	10.1.22.76	3c:a3:08:6c:02:44	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
152	8356992	bem02c01m416	ASIC	online	10.1.22.185	34:15:13:04:19:a3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
153	8357427	bem02c01m417	ASIC	online	10.1.23.103	64:cf:d9:f7:b4:a7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
154	8355931	bem02c01m420	ASIC	offline	10.1.23.98	3c:a3:08:51:3e:27	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
155	8355596	bem02c01m421	ASIC	online	10.1.22.77	64:cf:d9:e8:7f:d5	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
156	9109470	bem02c01m423	ASIC	online	10.1.22.230	3c:a3:08:4f:b5:92	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
157	8356287	bem02c01m425	ASIC	online	10.1.22.66	3c:a3:08:58:17:4f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
158	8356994	bem02c01m426	ASIC	online	10.1.22.175	94:e3:6d:f2:23:23	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
159	8357389	bem02c01m428	ASIC	online	10.1.23.51	94:e3:6d:ff:46:89	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
160	8357436	bem02c01m429	ASIC	online	10.1.23.118	3c:a3:08:1c:56:9a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
161	8357435	bem02c01m430	ASIC	online	10.1.23.123	94:e3:6d:ca:b3:b7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
162	8357425	bem02c01m431	ASIC	online	10.1.23.93	64:cf:d9:fa:c8:56	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
163	8357439	bem02c01m432	ASIC	online	10.1.23.125	64:cf:d9:83:e3:7c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
164	8357428	bem02c01m433	ASIC	online	10.1.23.102	50:33:8b:03:cb:af	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
165	8355564	bem02c01m434	ASIC	online	10.1.22.22	64:cf:d9:80:76:47	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
166	8355974	bem02c01m435	ASIC	online	10.1.23.202	64:cf:d9:47:54:9b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
167	8366812	bem02c01m436	ASIC	online	10.1.22.242	e8:f0:f0:4b:7f:a3	-	Antminer S19	Xilinx	ARMv7 Processor rev 0 (v7l)	Xilinx Zynq Platform	Antminer S19 Hiveon	4.6.0-xilinx-g03c746f7 [0.1-13-dev1544] signed 1.6.0.22
168	8357354	bem02c01m437	ASIC	offline	10.1.22.200	34:15:13:0c:89:34	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
169	8355725	bem02c01m438	ASIC	online	10.1.22.128	18:93:c7:c4:73:78	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
170	8366780	bem02c01m448	ASIC	online	10.1.23.219	3c:a3:08:74:e4:35	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
171	8350421	bem02c01m501	ASIC	online	10.1.23.235	02:74:3b:01:67:bb	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
172	8350257	bem02c01m502	ASIC	online	10.1.22.75	02:0f:b3:cb:6a:59	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
173	8350419	bem02c01m503	ASIC	online	10.1.23.221	02:a5:65:bf:65:73	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
174	8366787	bem02c01m504	ASIC	online	10.1.23.243	60:b6:e1:17:c9:89	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
175	8350342	bem02c01m505	ASIC	online	10.1.22.135	02:ad:fb:cf:ea:f7	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
176	8365957	bem02.c01m507	ASIC	offline	10.1.22.198	94:e3:6d:bc:bc:04	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
177	8350263	bem02c01m508	ASIC	online	10.1.22.53	02:c6:8d:21:3e:90	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
178	8350415	bem02c01m509	ASIC	online	10.1.23.249	02:95:e7:a9:c6:f3	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
179	8365985	bem02c01m510	ASIC	online	10.1.22.48	34:15:13:0b:c9:43	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
180	8366744	bem02c01m512	ASIC	online	10.1.23.74	60:b6:e1:6d:2c:51	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
181	8350380	bem02c01m513	ASIC	online	10.1.23.96	02:2f:cf:f4:f2:e1	-	Antminer S19jPRO	Amlogic	Amlogic		Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
182	8365980	bem02c01m514	ASIC	online	10.1.22.67	94:e3:6d:cb:8e:1b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
183	8366739	bem02c01m515	ASIC	online	10.1.23.53	64:cf:d9:65:e8:cf	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
184	8366709	bem02c01m516	ASIC	online	10.1.22.170	3c:a3:08:5d:a9:cc	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
185	8366705	bem02c01m517	ASIC	online	10.1.22.173	c4:f3:12:6f:1c:71	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
186	8366785	bem02c01m518	ASIC	online	10.1.23.179	3c:a3:08:5b:7f:89	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
187	8366710	bem02c01m519	ASIC	online	10.1.22.190	34:15:13:0f:92:88	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
188	8366791	bem02c01m520	ASIC	online	10.1.23.155	3c:a3:08:68:ba:cf	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
189	8366783	bem02c01m521	ASIC	online	10.1.23.218	64:cf:d9:68:7f:f6	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
190	8365954	bem02c01m522	ASIC	online	10.1.22.25	64:cf:d9:eb:c5:da	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
191	8365956	bem02c01m523	ASIC	online	10.1.22.50	64:cf:d9:ca:bd:c8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
192	8366742	bem02c01m524	ASIC	online	10.1.22.255	3c:a3:08:57:5f:8f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
193	8366790	bem02c01m525	ASIC	online	10.1.23.145	3c:a3:08:76:3b:c7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
194	8365972	bem02c01m526	ASIC	online	10.1.22.82	94:e3:6d:ae:fe:65	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
195	8366741	bem02c01m527	ASIC	online	10.1.23.70	3c:a3:08:5c:b6:4e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
196	8366745	bem02c01m529	ASIC	online	10.1.22.89	c4:f3:12:6f:08:0a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
197	8365984	bem02c01m530	ASIC	online	10.1.22.38	3c:a3:08:59:c2:21	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
198	8366735	bem02c01m531	ASIC	offline	-	-	-	-	-	-		-	-
199	8365981	bem02c01m534	ASIC	online	10.1.22.46	3c:a3:08:76:15:6b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
200	8366746	bem02c01m537	ASIC	offline	-	-	-	-	-	-		-	-
201	8365983	bem02c01m538	ASIC	online	10.1.22.18	3c:a3:08:5d:07:5a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
202	8366768	bem02c01m544	ASIC	online	10.1.23.176	50:33:8b:3a:9d:18	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
203	8356647	bem02c01m602	ASIC	online	10.1.22.117	3c:a3:08:1c:c4:07	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l)	Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22

204	8350388	bem02c01m603	ASIC	online	10.1.23.157	02:bf:2f:f6:18:f6	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
205	8350379	bem02c01m606	ASIC	online	10.1.23.91	02:2d:01:f3:bf:62	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
206	8359372	bem02c01m607	ASIC	online	10.1.23.247	60:b6:e1:15:91:c3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
207	8357461	bem02c01m608	ASIC	online	10.1.23.175	94:e3:6d:c8:ba:31	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
208	8357451	bem02c01m609	ASIC	online	10.1.23.170	3c:a3:08:47:5c:c1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
209	8355945	bem02c01m610	ASIC	online	10.1.23.135	60:b6:e1:19:5f:0d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
210	8350378	bem02c01m611	ASIC	online	10.1.23.89	02:8f:2f:e9:f6:55	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
211	8357362	bem02c01m612	ASIC	offline	10.1.22.140	3c:a3:08:50:1f:2b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
212	8357473	bem02c01m613	ASIC	online	10.1.23.186	60:b6:e1:19:5f:40	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
213	8350353	bem02c01m614	ASIC	online	10.1.22.235	02:ec:03:04:8e:1f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
214	8357341	bem02c01m615	ASIC	online	10.1.22.220	64:cf:c9:50:d4:ca	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
215	8356278	bem02c01m616	ASIC	online	10.1.22.12	60:b6:e1:15:9c:73	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
216	8350420	bem02c01m618	ASIC	online	10.1.23.252	02:1d:11:bc:c5:54	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
217	8357421	bem02c01m619	ASIC	offline	10.1.23.103	f0:45:da:44:b3:69	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
218	8350397	bem02c01m622	ASIC	online	10.1.23.172	02:6e:f7:7d:c7:06	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
219	8357404	bem02c01m623	ASIC	offline	-	-	-	-	-	-	-	-
220	8350341	bem02c01m624	ASIC	online	10.1.22.96	02:25:e7:e0:94:51	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
221	8357345	bem02c01m625	ASIC	offline	10.1.22.88	40:bd:32:e2:26:e0	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
222	8350259	bem02c01m626	ASIC	online	10.1.22.73	02:9d:a5:f6:69:4f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
223	8355993	bem02c01m628	ASIC	online	10.1.23.251	f4:84:4c:27:5e:4f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
224	8356648	bem02c01m629	ASIC	online	10.1.22.131	3c:a3:08:5c:c2:c3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
225	8366767	bem02c01m637	ASIC	offline	10.1.22.148	c4:f3:12:9a:19:b8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
226	8372152	bem02c01m640	ASIC	online	10.1.22.31	3c:a3:08:4b:a5:33	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
227	8350384	bem02c01m701	ASIC	online	10.1.23.147	02:9f:9b:8b:9c:c7	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
228	8350261	bem02c01m702	ASIC	online	10.1.22.34	02:ad:63:84:55:e8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
229	8350330	bem02c01m703	ASIC	offline	10.1.22.28	02:3f:2f:ab:39:56	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
230	8350268	bem02c01m704	ASIC	online	10.1.22.42	02:54:71:49:c9:ba	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
231	8357465	bem02c01m705	ASIC	online	10.1.23.77	60:b6:e1:17:c6:b8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
232	8356394	bem02c01m706	ASIC	offline	10.1.22.229	3c:a3:08:74:15:ae	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
233	8350412	bem02c01m707	ASIC	online	10.1.23.177	02:7e:dd:0c:de:89	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
234	8350376	bem02c01m708	ASIC	online	10.1.23.46	02:2f:0d:b1:19:ef	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
235	8350381	bem02c01m709	ASIC	online	10.1.23.105	02:6e:c7:5c:92:1b	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
236	8356389	bem02c01m710	ASIC	online	10.1.22.91	60:b6:e1:6d:11:0f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
237	8357481	bem02c01m711	ASIC	online	10.1.23.223	60:b6:e1:15:91:ab	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
238	8350264	bem02c01m712	ASIC	online	10.1.22.83	02:d4:41:30:fe:95	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
239	8350340	bem02c01m713	ASIC	online	10.1.22.104	02:64:5b:08:48:b6	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
240	8350411	bem02c01m715	ASIC	online	10.1.23.209	02:76:bb:71:07:9f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
241	8357467	bem02c01m716	ASIC	online	10.1.23.131	3c:a3:08:4c:67:28	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
242	8357397	bem02c01m717	ASIC	online	10.1.23.85	50:33:8b:4b:d1:cc	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
243	8350385	bem02c01m718	ASIC	online	10.1.23.154	02:c6:41:78:15:2d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
244	8359416	bem02c01m719	ASIC	offline	10.1.22.63	64:cf:c9:4e:53:c4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
245	8350262	bem02c01m720	ASIC	online	10.1.22.41	02:ad:bb:cf:5a:5d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
246	8350424	bem02c01m721	ASIC	online	10.1.23.190	02:de:1f:5f:92:a1	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
247	8357091	bem02c01m723	ASIC	online	10.1.22.134	3c:a3:08:68:80:ac	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
248	8350395	bem02c01m724	ASIC	online	10.1.23.174	02:05:cb:b7:96:62	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
249	8350382	bem02c01m725	ASIC	online	10.1.23.138	02:9d:ab:fe:8b:60	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
250	8350409	bem02c01m726	ASIC	online	10.1.23.215	02:1d:b1:f3:dc:ef	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
251	8357466	bem02c01m727	ASIC	online	10.1.23.144	64:cf:c9:fa:3b:b4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
252	8355915	bem02c01m728	ASIC	online	10.1.23.15	60:b6:e1:17:c6:ce	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
253	8357090	bem02c01m729	ASIC	online	10.1.22.168	c4:f3:12:75:6d:3c	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
254	8357343	bem02c01m730	ASIC	online	10.1.22.205	60:b6:e1:15:9f:0a	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
255	8355994	bem02c01m731	ASIC	online	10.1.23.250	64:cf:c9:eb:bb:bd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
256	8357450	bem02c01m732	ASIC	online	10.1.23.160	60:b6:e1:17:b5:22	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
257	8350335	bem02c01m733	ASIC	online	10.1.22.122	02:b7:e3:a7:8a:e2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
258	8350375	bem02c01m736	ASIC	online	10.1.23.14	02:87:99:97:41:59	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
259	8357460	bem02c01m737	ASIC	online	10.1.23.151	94:e3:6d:ca:9f:bf	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
260	8350337	bem02c01m738	ASIC	online	10.1.22.184	02:15:4b:99:af:fb	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
261	8356202	bem02c01m738	ASIC	online	10.1.22.47	3c:a3:08:50:22:0b	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
262	8356391	bem02c01m739	ASIC	offline	10.1.22.62	c4:f3:12:7c:c5:a2	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
263	8357347	bem02c01m742	ASIC	online	10.1.22.217	3c:a3:08:46:cf:63	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
264	8357350	bem02c01m743	ASIC	online	10.1.22.224	3c:a3:08:66:59:85	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
265	8359376	bem02c01m746	ASIC	online	10.1.23.49	18:93:d7:c3:51:a8	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
266	8357387	bem02c01m747	ASIC	online	10.1.23.42	3c:a3:08:5e:3c:76	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
267	8357484	bem02c01m748	ASIC	online	10.1.23.217	64:cf:c9:49:af:95	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
268	8350334	bem02c01m801	ASIC	offline	10.1.22.13	02:15:9d:aa:41:6b	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
269	8350383	bem02c01m802	ASIC	online	10.1.22.249	02:fe:d3:0e:58:b3	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
270	8357468	bem02c01m803	ASIC	offline	10.1.22.87	3c:a3:08:5d:18:f1	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
271	8377773	bem02c01m804	ASIC	online	10.1.23.254	3c:a3:08:4c:a0:14	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
272	8350265	bem02c01m805	ASIC	online	10.1.22.51	02:9d:0f:ee:fe:cc	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22

273	8350396	bem02c01m806	ASIC	online	10.1.23.171	02:25:49:ff:7f:c2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
274	8350386	bem02c01m807	ASIC	online	10.1.23.163	02:8d:2b:ac:dd:da	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
275	8350377	bem02c01m808	ASIC	offline	10.1.23.57	02:0d:e9:a0:54:d8	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
276	8350418	bem02c01m809	ASIC	offline	10.1.22.106	02:7e:55:5b:29:a2	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
277	8350267	bem02c01m810	ASIC	online	10.1.22.15	02:c4:77:3b:14:32	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
278	8350333	bem02c01m811	ASIC	online	10.1.22.212	02:74:83:41:f0:2d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
279	8350338	bem02c01m812	ASIC	online	10.1.22.151	02:d4:0f:17:8b:0d	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
280	8357089	bem02c01m813	ASIC	online	10.1.22.165	18:93:d7:e0:a5:43	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
281	8357447	bem02c01m814	ASIC	online	10.1.23.150	60:b6:e1:17:d6:fd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
282	8357480	bem02c01m815	ASIC	online	10.1.23.205	94:e3:6d:e1:30:77	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
283	8357399	bem02c01m816	ASIC	online	10.1.23.55	3c:a3:08:45:74:d4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
284	8356279	bem02c01m817	ASIC	online	10.1.22.28	34:15:13:0f:22:3e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
285	8350423	bem02c01m818	ASIC	online	10.1.23.184	02:0f:ad:85:f9:f9	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
286	8356993	bem02c01m819	ASIC	online	10.1.22.174	60:b6:e1:6d:29:de	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
287	8350332	bem02c01m820	ASIC	online	10.1.22.216	02:9d:89:87:7d:59	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
288	8350331	bem02c01m821	ASIC	online	10.1.22.219	02:ad:eb:da:bb:e1	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
289	8350266	bem02c01m822	ASIC	online	10.1.22.21	02:35:2d:f0:cf:5f	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
290	8357340	bem02c01m823	ASIC	offline	10.1.23.114	3c:a3:08:4e:6e:9e	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
291	8355950	bem02c01m825	ASIC	online	10.1.23.178	60:b6:e1:19:5f:37	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
292	8357453	bem02c01m827	ASIC	offline	10.1.22.158	3c:a3:08:5d:ef:22	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
293	8350336	bem02c01m828	ASIC	online	10.1.22.123	02:a7:bb:87:e2:cf	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
294	8357402	bem02c01m830	ASIC	online	10.1.23.61	3c:a3:08:5c:d4:63	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
295	8357388	bem02c01m831	ASIC	online	10.1.23.54	3c:a3:08:5a:73:cd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
296	9109468	bem02c01m832	ASIC	online	10.1.22.86	64:cf:d9:f8:ac:bd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
297	8356844	bem02c01m833	ASIC	online	10.1.22.161	94:e3:6d:c8:98:44	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
298	8355946	bem02c01m834	ASIC	online	10.1.23.137	94:e3:6d:b9:08:d3	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
299	8355873	bem02c01m835	ASIC	online	10.1.23.99	94:e3:6d:f2:ed:cd	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
300	8350339	bem02c01m836	ASIC	online	10.1.22.208	02:85:c1:d5:3b:cd	-	Antminer S19jPRO	Amlogic	Amlogic	Antminer S19jPRO Hiveon	4.9.113 [0.1-13-dev1544] signed 1.6.0.22
301	8359373	bem02c01m837	ASIC	online	10.1.22.126	3c:a3:08:25:31:18	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
302	8357483	bem02c01m838	ASIC	offline	10.1.22.173	64:cf:d9:d2:fd:e7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
303	8359371	bem02c01m840	ASIC	online	10.1.23.98	3c:a3:08:5b:4c:67	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
304	8357398	bem02c01m841	ASIC	online	10.1.23.86	3c:a3:08:4c:c1:55	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
305	8355932	bem02c01m842	ASIC	online	10.1.23.121	3c:a3:08:1f:1e:b7	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
306	8357446	bem02c01m843	ASIC	online	10.1.23.152	60:b6:e1:19:4b:03	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
307	8357365	bem02c01m844	ASIC	online	10.1.23.0	3c:a3:08:4c:da:15	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
308	8359374	bem02c02m143	ASIC	online	10.1.23.149	3c:a3:08:5e:c6:3f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
309	8357464	bem02c02m219	ASIC	online	10.1.23.192	3c:a3:08:45:72:2f	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
310	8372174	bem02c02m342	ASIC	online	10.1.23.10	3c:a3:08:5c:c8:98	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
311	8356850	bem02c02m801	ASIC	online	10.1.22.154	3c:a3:08:5d:d1:e4	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1544] signed 1.6.0.22
312	10388774	bem02hv01	DEVICE	offline	10.1.20.140	5c:ba:2c:0b:3c:c8	-	ProLiant DL20 Gen10 Plus	HPE	Intel(R) Xeon(R) E-2336 CPU @ 2.90GHz	-	-
313	10388785	c01m114	ASIC	online	10.1.22.106	c4:f3:12:68:ae:80	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1550] 1.6.0.38 stable
314	10388783	c01m121	ASIC	offline	10.1.23.152	50:33:8B:39:8C:8A	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
315	10388775	c01m122	ASIC	offline	10.1.22.65	3C:A3:08:75:CA:D4	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
316	10388776	c01m123	ASIC	offline	10.1.22.71	3C:A3:08:73:3E:58	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
317	10388778	c01m124	ASIC	offline	10.1.22.141	3C:A3:08:67:20:BC	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
318	10388779	c01m133	ASIC	offline	10.1.22.36	64:CF:D9:89:D5:87	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #32 SMP Tue Mar 29 14:21:11 CST 2022
319	10388789	c01m134	ASIC	offline	10.1.23.225	34:15:13:04:48:0B	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
320	10388786	c01m135	ASIC	online	10.1.22.206	3c:a3:08:6a:b8:bc	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1550] 1.6.0.38 stable
321	10388777	c01m139	ASIC	offline	10.1.22.251	50:33:8B:51:15:BF	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
322	10388781	c01m140	ASIC	offline	10.1.22.217	94:E3:6D:D8:34:15	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #11 SMP Fri Oct 15 11:14:27 CST 2021
323	10388788	c01m166	ASIC	online	10.1.23.187	60:b6:e1:17:b5:3d	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1550] 1.6.0.38 stable
324	10388784	c01m213	ASIC	offline	10.1.22.158	02:58:69:09:C0:ED	-	BHB42601 (126 chips)	Amlogic	-	Antminer S19jP	Linux 4.9.113 #1 SMP PREEMPT Thu Aug 12 10:31:25 CST 2021
325	10388787	c01m528	ASIC	offline	10.1.22.253	02:D2:FB:49:79:CD	-	BHB42601 (126 chips)	Amlogic	-	Antminer S19jP	Linux 4.9.113 #1 SMP PREEMPT Thu Aug 12 10:31:25 CST 2021
326	10388782	c01m532	ASIC	offline	10.1.23.94	02:87:73:F1:B5:E1	-	BHB42601 (126 chips)	Amlogic	-	Antminer S19jP	Linux 4.9.113 #1 SMP PREEMPT Thu Aug 12 10:31:25 CST 2021
327	10388780	c01m533	ASIC	offline	10.1.22.140	3C:A3:08:6A:B7:DF	-	BHB42601 (126 chips)	BeagleBone	-	Antminer S19jP	Linux 3.8.13+ #28 SMP Tue Jun 22 17:32:38 CST 2021
328	10388790	jeff01	ASIC	online	10.1.23.214	c4:f3:12:00:24:ae	-	Antminer S19jPRO	AM335x BeagleBone	ARMv7 Processor rev 2 (v7l) Generic AM33XX (Flattened Device Tree)	Antminer S19jPRO Hiveon	3.8.13+ [0.1-13-dev1550] 1.6.0.38 stable

Attachment 2
Contracts and Permits

1. OH EPA Permit No. P0135456 held by Bald Eagle Mining, LLC for up to 2 engines at Pin Oak Energy Partners LLC's Grubbs well pad.
2. Gas Purchase Agreement dated November 1, 2023 between Pin Oak Energy Partners LLC and Bald Eagle Mining, LLC.
3. Natural Gas Purchase Agreement dated as of August 16, 2021 by and between Geopetro LLC and Bald Eagle Mining, LLC, as amended by that certain Natural Gas Purchase Agreement Amendment #1 – Rosebud Site dated as of June 2, 2022 between Geopetro LLC and Bald Eagle Mining, LLC.

Attachment 3
Real Property

1. Facilities Use Agreement dated November 1, 2023 btw Pin Oak Energy Partners LLC and Bald Eagle Mining, LLC.

Exhibit B

Form of Consent and Agreement (Geopetro LLC)

CONSENT AND AGREEMENT

This Consent and Agreement ("**Consent**"), dated as of January 17, 2025, is by and among **GEOPETRO LLC**, an Ohio limited liability company ("**Geopetro**"), **BALD EAGLE MINING, LLC**, an Ohio limited liability company ("**Bald Eagle**"), and **AGRIFORCE GROWING SYSTEMS LTD.**, a company incorporated under the laws of the Province of British Columbia ("**AgriFORCE**"). This Consent is being delivered pursuant to that certain Asset Purchase Agreement, dated as of January 17, 2025, by and between AgriFORCE and Bald Eagle (the "**APA**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of Geopetro, Bald Eagle and AgriFORCE, the parties agree as follows:

1. Consent to Assignment of Agreement. Geopetro hereby consents to the assignment of all of the rights and the delegation of all of the duties of Bald Eagle under that certain Natural Gas Purchase Agreement, dated as of August 16, 2021, by and between Geopetro and Bald Eagle, as amended by that certain Natural Gas Purchase Agreement Amendment #1 – Rosebud Site, dated as of June 2, 2022 (the "**NGPA**"), by Bald Eagle to AgriFORCE. All terms, conditions, and provisions of the NGPA shall remain in full force and effect. This Consent shall not be considered as a novation of the NGPA.
2. Representations; Ratification. Geopetro represents that the NGPA is in full force and effect and that Bald Eagle is not in default under the NGPA. Geopetro ratifies the NGPA.
3. Release of Bald Eagle. Geopetro agrees that Bald Eagle shall be fully and finally released from all obligations and duties under the NGPA upon the Closing (as defined in the APA) of the APA.
4. Covenant to Assign Permit. Geopetro agrees to use commercially reasonably efforts to cause its Ohio EPA Final Air Pollution Permit to Install and Operate No. P0131444 for Facility ID 0215062009 currently held for the benefit of Bald Eagle to be transferred to AgriFORCE such that AgriFORCE will have its own Permit to Install and Operate up to five (5) 1,468-hp Caterpillar G3512 NPL Engines (1MW natural gas generator power plants) currently located on Geopetro's Rosebud 16-10-2 Well Pad in Columbiana County, Ohio.
5. Covenants. Bald Eagle agrees to reimburse Geopetro for all reasonable and necessary third-party invoiced expenses incurred by Geopetro in causing the permit transfer to be completed pursuant to this Consent. Additionally, AgriFORCE covenants and agrees to reimburse Geopetro for 50% of the monthly rent for the Surface Lease Agreement during the term of the NGPA.
6. Condition Precedent. It is an express condition precedent to the effectiveness of this Consent (the "**Condition Precedent**"), that AgriFORCE shall have provided to Geopetro: (a) a cash prepayment of $50,000 via ACH or wire payment concurrent with Closing (as defined in the APA), which shall in no way limit or remove Geopetro's rights under the Adequate Assurance of Performance provision in the NGPA, and (b) satisfactory evidence of insurance coverage as required by Exhibit D of the NGPA. The Condition Precedent is for the sole benefit of Geopetro.
7. Effective Date. This Consent shall be effective as of the Closing Time (as defined in the APA), subject to both the strict satisfaction (or waiver by Geopetro) of the Condition Precedent.
8. Counterparts. This Consent may be executed in one or more counterparts and delivered via electronic means, which, when taken together shall constitute a single original instrument.

GEOPETRO LLC	BALD EAGLE MINING, LLC	AGRIFORCE GROWING SYSTEMS, LTD.
By: /s/ Andrew K. Stafford	By: /s/ Jeffrey S. Myers	By: Jolie Kahn
Andrew K. Stafford Member and CFO	Jeffrey S. Myers Member and Manager	Jolie Kahn, Esq. Title: CEO and General Counsel

Exhibit C

Form of Consent and Agreement (Pin Oak Energy Partners LLC)

CONSENT AND AGREEMENT

This Consent and Agreement ("**Consent**"), dated as of January 17, 2025, is by and among **PIN OAK ENERGY PARTNERS LLC**, an Ohio limited liability company ("**Pin Oak**"), **BALD EAGLE MINING, LLC**, an Ohio limited liability company ("**Bald Eagle**"), and **AGRIFORCE GROWING SYSTEMS LTD.**, a company incorporated under the laws of the Province of British Columbia ("**AgriFORCE**"). This Consent is being delivered pursuant to that certain Asset Purchase Agreement, dated as of January 17, 2025, by and between AgriFORCE and Bald Eagle (the "**APA**").

For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each of Pin Oak, Bald Eagle and AgriFORCE, the parties agree as follows:

1. Consent to Assignment of Agreements. Pin Oak hereby consents to the assignment of all of the rights and the delegation of all of the duties of Bald Eagle by Bald Eagle to AgriFORCE under (a) that certain Gas Purchase Agreement, dated as of November 1, 2023, by and between Pin Oak and Bald Eagle (the "**GPA**") and (b) that certain Facilities Use Agreement, dated as of November 1, 2023, by and between Pin Oak and Bald Eagle (the "**FUA**" and together with the GPA, collectively, the "**Agreements**"). All terms, conditions, and provisions of the Agreements shall remain in full force and effect. This Consent shall not be considered as a novation of either of the Agreements.
2. Representations; Ratification. Pin Oak represents that each of the Agreements is full force and effect and that Bald Eagle is not in default under either of the Agreements. Pin Oak ratifies each of the Agreements.
3. Release of Bald Eagle. Pin Oak agrees that Bald Eagle shall be fully and finally released from all obligations and duties under each of the Agreements upon the Closing (as defined in the APA) of the APA.
4. Condition Precedent. It is an express condition precedent to the effectiveness of this Consent (the "**Condition Precedent**"), that, as a reasonable condition to Pin Oak's consent to assignment of the GPA, AgriFORCE shall have provided to Pin Oak a $25,000 cash prepayment at Closing (as defined in the APA) by wire for the services provided and to be provided by Pin Oak to AgriFORCE under the GPA. The Condition Precedent is for the sole benefit of Pin Oak.
5. Effective Date. This Consent shall be effective as of the Closing Time (as defined in the APA), subject to both the strict satisfaction (or waiver by Pin Oak) of the Condition Precedent.
6. Counterparts. This Consent may be executed in one or more counterparts and delivered via electronic means, which, when taken together shall constitute a single original instrument.

PIN OAK ENERGY PARTNERS LLC	**BALD EAGLE MINING, LLC**	**AGRIFORCE GROWING SYSTEMS, LTD.**
By: /s/ Brent Breon	By: /s/ Jeffrey Myers	By: /s/ Jolie Kahn
Brent Breon	Jeffrey S. Myers	Name: Jolie Kahn, Esq.
Chief Commercial Officer	Member and Manager	Title: CEO and General Counsel

Exhibit D

Form of License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use (Geopetro LLC)

Execution Version

GEOPETRO LLC
OIL AND GAS PRODUCER

7100 N. HIGH STREET, SUITE #303 WORTHINGTON, OH 43085
PHONE (614)885.9350 FAX (614)885-1082 Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

VIA EMAIL

January 17, 2025

AgriFORCE Growing Systems, Ltd.
800-525 West 8th Avenue
Vancouver, BC V5Z 1C6
Attention: Jolie Kahn, Esq., CEO and General Counsel
Email: jkahn@agriforcegs.com

RE: License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use

Dear Ms. Kahn:

This letter agreement confirms the agreement of Geopetro LLC ("Tenant") and AgriFORCE Growing Systems, Ltd. ("Subtenant") that in return for $10 in cash paid by Subtenant to Tenant (the receipt and sufficiency of which are hereby acknowledged by Tenant), Tenant hereby: (a) sublets to Subtenant the Premises (i.e. the Designated Area shown on the Exhibit attached hereto and made a part hereof); and (b) grants to Subtenant a fully-paid, non-exclusive license to use the Access Driveway in order to access the Premises; in the case of both (a) and (b) immediately preceding, during the term of the Surface Lease Agreement ("SLA") for a portion of the Rosebud Well Pad located in Madison Township, Columbiana County, Ohio, for the purposes of constructing, operating and maintaining, and conducting the Supplemental Activities & Facilities and Use on the Premises. During the term of this letter agreement, Subtenant shall pay to Tenant 50% of Base Rent and Additional Rent on or before the date when due under the SLA. This letter agreement may be terminated at any time by either of Tenant and Subtenant upon delivery of written notice to the other (which notice may be via email). During the term of this letter agreement, following receipt of written notice (which notice may be via email) from Tenant, Subtenant shall do all things reasonably required by Tenant to ensure compliance by Tenant with the SLA. During the term of this letter agreement, Subtenant shall include Tenant as an additional insured for any insurance policies obtained related to the sublease of the Premises. Capitalized terms used in this letter agreement and not defined herein shall have the meaning ascribed to them in that certain Surface Lease Agreement dated January 14, 2022 that commences on March 1, 2022 by and between West Point Renewables, LLC, an Ohio limited liability company with an office located at 121 Brickyard Road, Mars, PA 16046, as Surface Owner or Lessor, and Geopetro LLC, an Ohio limited liability company, with its principal office located at 7100 N. High St., STE #303, Worthington, Ohio, 43085 as Lessee.

Sincerely,
GEOPETRO LLC

Andrew K. Stafford, Member and CFO

INTENDING TO BE LEGALLY BOUND, THE FOREGOING IS ACKNOWLEDGED AND AGREED TO BY THE UNDERSIGNED AS OF THE DATE FIRST SET FORTH ABOVE.

AgriFORCE Growing Systems, Ltd.

By: /s/ Jolie Kahn
Name: Jolie Kahn, Esq.
Title: CEO and General Counsel

GEOPETRO LLC
OIL AND GAS PRODUCER

7100 N. HIGH STREET, SUITE #303
WORTHINGTON, OH 43085
PHONE (614)885.9350
FAX (614)885-1082
Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

EXHIBIT

Attached to and made part of that certain Letter Agreement for ***License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use***, executed January 17, 2025 by and between Geopetro LLC and AgriFORCE Growing Systems Ltd.

The Premises shall be a designated area on the Existing Well Pad that is occupied by and reasonably necessary and convenient for the Supplemental Activities & Facilities described in the Surface Lease Agreement by and between West Point Renewables, LLC and Geopetro LLC. The designated area is anticipated to cover, but shall not be limited to, approximately 25,000 square feet. The proposed Premises (a.k.a. "Designated Area") is shown below.


Designated Area
(~25,000 sqft.)
ROSEBUD 16-10-2 8H

Exhibit E

Form of Consent to Sublease (West Point Renewables, LLC)

Execution Version

CONSENT TO SUBLEASE

This Consent to Sublease (this "**Agreement**") is effective as of the 17th day of January, 2025, among (a) **WEST POINT RENEWABLES, LLC**, an Ohio limited liability company with an office located at 121 Brickyard Road, Mars, PA 16046 ("**Landlord**"), and **GEOPETRO LLC**, an Ohio limited liability company, with its principal office located at 7100 N. High St., STE #303, Worthington, Ohio, 43085 ("**Tenant**"), and (c) **AGRIFORCE GROWING SYSTEMS, LTD.**, a company incorporated under the laws of the Province of British Columbia, having an office located at 800-525 West 8th Avenue, Vancouver, BC V5Z 1C6 ("**Subtenant**").

RECITALS:

A. Landlord and Tenant are parties to that certain Surface Lease Agreement dated January 14, 2022 (the "**Lease**"), pursuant to which Tenant leases a portion of an Existing Well Pad located in Columbiana County, State of Ohio as more particularly described in the Lease (the "**Premises**");

B. Tenant desires to sublet to Subtenant the entire Premises (the "**Sublease Premises**") as more particularly described in the Sublease (as defined below), and Subtenant desires to sublease from Tenant the Sublease Premises.

AGREEMENTS:

For valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. **Consent**. Subject to the terms and conditions contained in this Agreement, Landlord hereby consents to the subletting by Tenant of the Sublease Premises to Subtenant pursuant to a binding written agreement providing Subtenant with the requisite rights derivative of Tenant's rights under the Lease to access and use the Sublease Premises for the purposes of constructing, operating and maintaining, and conducting the Supplemental Activities & Facilities and Use on the Sublease Premises (as amended and in effect from time to time, the "**Sublease**"), a copy of which Sublease is attached hereto and made a part hereof. Nothing contained herein shall be deemed to constitute a release of the Tenant from any of its obligations under the Lease, and Tenant shall remain fully liable for the payment and performance of all of its obligations under the Lease. Landlord's consent contained herein shall not waive its rights as to any subsequent assignment, sublease or other transfer including, but not limited to, Landlord's right to consent to any subsequent assignment, sublease or other transfer.

2. **Assumption of Liabilities**. Tenant and Subtenant shall be jointly and severally liable to Landlord for all of the obligations of the "Tenant" under the Lease with respect to the Sublease

Premises, including, without limitation, Tenant's indemnification obligations, and Landlord may enforce the same directly against Subtenant.

3. **No Obligations Created**. Notwithstanding anything in this Agreement or the Sublease to the contrary, Landlord shall not be bound by any of the provisions of the Sublease, and each of the parties to this Agreement agree and acknowledge that Landlord shall have no obligation or liability under the terms of the Sublease. Tenant and Subtenant acknowledge that Landlord has not reviewed the terms and conditions of the Sublease as a condition of this consent. Landlord's consent to the Sublease of the Sublease Premises to Subtenant does not constitute approval of the form or terms and conditions contained within the Sublease. This Agreement does not constitute approval by Landlord of any of the provisions of the Sublease and the Sublease shall not be construed to amend the Lease in any respect. Without limiting the generality of any of the foregoing, Landlord shall not be bound by any agreement, covenant, consent, or waiver of any term or condition of the Lease made or given by Tenant or Subtenant under or pursuant to the Sublease. Additionally, Landlord shall have no obligation to give notice of any default under the Lease except to Tenant (and only to the extent required under the Lease) and shall have no obligation to deal with any party other than Tenant with respect to the Lease or the Sublease Premises. Nothing in this Agreement or otherwise shall create privity of estate between Landlord and Subtenant, and Subtenant irrevocably waives any claims based on, or alleged to have arisen from, such privity of estate. Subtenant hereby releases, acquits and forever discharges Landlord and its agents, employees, officers, directors, partners, members and affiliates from any and all claims, liabilities and obligations arising out of or in any way related to the Sublease, which Subtenant or any party claiming by, through or under Subtenant now has or may ever have in the future against Landlord or any of such other parties, except to the extent of the gross negligence, recklessness, or intentionally misconduct of Lessor or its agents, employees, officers, directors, partners, members and affiliates. Subtenant acknowledges that Landlord would not have entered this Agreement without such release.

4. **Lease Obligations and Rights.** [INTENTIONALLY LEFT BLANK]. ~~In accordance with Section 4.16.6 of the Lease, Tenant acknowledges and agrees that if Tenant receives rent or any other consideration, either initially or over the term of the sublease, in excess of the Base Rent, Tenant shall pay to Landlord fifty percent (50%) of the excess. Notwithstanding anything contained in the Lease or Sublease to the contrary, and as an express condition of Landlord's consent, all rights that are designated as personal to Tenant under the Lease including, but not limited to, any rights of renewal or termination, or similar rights existing under the Lease, are hereby terminated and of no further force or effect.~~

5. **Indemnification.** To the fullest extent allowed by law, except to the extent of the gross negligence, recklessness, or intentionally misconduct of Lessor or its agents, employees, officers, directors, partners, members and affiliates, Subtenant shall indemnify, defend and hold harmless Landlord from and against any and all loss, liability, reasonable attorneys' fees, expenses and claims arising out of any injury to person or damage to property on or about the Sublease Premises caused by any act or omission of Subtenant, and their agents, servants, contractors, employees or invitees. The foregoing indemnification is supplemental and in addition to any indemnification contained in the Lease and Sublease.

6. **Condition of Sublease Premises**. Landlord makes no representations or warranties, express or implied, concerning the condition of the Sublease Premises or its suitability for Subtenant's use and Subtenant accepts the Sublease Premises in their "AS-IS" condition as of the date hereof.

7. **Subordination.** The Sublease and all rights of the Subtenant thereunder are subject and subordinate to the Lease and to any and all mortgages encumbering the Premises, the Lands or the property of which they are a part..

8. **Termination/Expiration of Lease**. The Sublease and all rights of the Subtenant thereunder are subject and subordinate to the Lease and, in the event of the expiration or early termination of the Term of the Lease while the Sublease is still in effect, Landlord and Subtenant agree that the Sublease shall terminate and Subtenant shall vacate and surrender the Premises.

9. **Conditions Precedent.** Tenant's or Subtenant's delivery to Landlord of the following item(s) together with originals of this Agreement executed by Tenant and Subtenant shall be, at Landlord's option, conditions precedent to the effectiveness of this Agreement: (a) a fully executed copy of the Sublease, (b) a certificate of insurance from Subtenant satisfying all the requirements of the Lease and naming the Landlord as additional insured, and (c) [intentionally deleted]~~, and (c) an administrative fee in the amount of $1,000.00 as required by the Lease~~. In the event that Landlord does not receive the Tenant's binding written agreement with the Subtenant, the certificate of insurance, ~~or the administrative fee~~ as required herein, this Agreement may, at Landlord's option, be declared to be null and void *ab initio*, and without force or effect. In the event that Tenant and Subtenant do not agree to the terms and conditions of this Agreement, this Agreement shall be null and void *ab initio*, and without force or effect.

10. **Limitation of Liability.** In addition to any other limitations of Landlord's liability as contained in the Lease, the liability of Landlord to either Tenant or Subtenant for any default

by Landlord under the terms of the Lease shall be limited to such party's actual damages therefor and shall be recoverable only from the interest of Landlord in the Premises in which the Sublease Premises are located, and neither Landlord nor any principal or affiliate of Landlord shall be personally liable for any deficiency.

11. **Brokerage.** In no event shall Landlord be liable for any leasing or brokerage commission with respect to the negotiation and execution of the Sublease or this Agreement. Tenant and Subtenant shall each jointly and severally indemnify, defend and hold Landlord harmless from and against all costs, expenses, attorneys' fees and other liability for commissions or other compensation claimed by any broker or agent with respect to the Sublease or this Agreement.

12. **Notices.** All notices and other communications given pursuant to the Lease and this Agreement shall be in writing and shall be given in the manner and to the addresses provided in the Lease.

13. **Ratification.** Tenant hereby ratifies and confirms its obligations under the Lease, and represents and warrants to Landlord that, as of the date hereof, it has no defenses to the performance thereof. Additionally, Tenant further confirms and ratifies that, as of the date hereof, (a) the Lease is and remains in good standing and in full force and effect, and (b) Tenant does not have any claims, counterclaims, set-offs or defenses against Landlord arising out of the Lease or in any way relating thereto or arising out of any other transaction between Landlord or Tenant.

14. **Binding Effect; Governing Law.** Except as modified hereby, the Lease shall remain in full effect and this Agreement shall be binding upon Landlord, Tenant, and Subtenant and their respective successors and assigns. If any inconsistency exists or arises between the terms of this Agreement and the terms of the Sublease, the terms of this Agreement shall prevail. This Agreement shall be governed by the laws of the state in which the Sublease Premises are located.

15. **Amendment; Entire Agreement.** This Agreement shall not be amended or modified except by an instrument in writing signed by all the parties hereto and this Agreement (and, as between Tenant and Subtenant, the Sublease) contains all of the agreements, understandings, representations and warranties of the parties with respect to the subject matter hereof.

16. **Counterparts.** This Agreement may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute one document.

(remainder of page blank, signatures on next page)

IN WITNESS WHEREOF, Landlord, Tenant and Subtenant have caused this Agreement to be executed as of the date first written above, each by its duly authorized representative.

LANDLORD:
West Point Renewables, LLC

By: /s/ Ed Vogel
Name: Ed Vogel
Title: VP

TENANT:
Geopetro LLC

WITNESS/ATTEST:

By /s/ Kathy Dirksen

By: /s/ Andrew K, Stafford
Name: Andrew K. Stafford
Title: Member and CFO

SUBTENANT:
AgriFORCE Growing Systems Ltd.

WITNESS/ATTEST:

By /s/ Barrett Mooney

By: /s/ Jolie Kahn
Name: Jolie Kahn, Esq.
Title: CEO and General Counsel

Attachment A

Sublease

[See attached]

GEOPETRO LLC
OIL AND GAS PRODUCER

7100 N. HIGH STREET, SUITE #303
WORTHINGTON, OH 43085
PHONE (614)885.9350
FAX (614)885-1082
Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

VIA EMAIL

January 21, 2022

BALD EAGLE MINING, LLC
14600 Mission Road
Leawood, KS 66224
Attention: Jeffrey S. Myers, Manager
Email: jeffmyers1971@gmail.com

RE: License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use

Jeff:

This letter agreement confirms the agreement of Geopetro LLC ("Tenant") and Bald Eagle Mining, LLC ("Subtenant") that in return for $10 in cash paid by Subtenant to Tenant (the receipt and sufficiency of which are hereby acknowledged by Tenant), Tenant hereby: (a) sublets to Subtenant the Premises (i.e. the Designated Area shown on the Exhibit attached hereto and made a part hereof); and (b) grants to Subtenant a fully-paid, non-exclusive license to use the Access Driveway in order to access the Premises; in the case of both (a) and (b) immediately preceding, during the term of the Surface Lease Agreement (SLA) for a portion of the Rosebud Well Pad located in Madison Township, Columbiana County, Ohio, for the purposes of constructing, operating and maintaining, and conducting the Supplemental Activities & Facilities and Use on the Premises. This letter agreement may be terminated at any time by either of Tenant and Subtenant upon delivery of written notice to the other (which notice may be via email). During the term of this letter agreement, following receipt of written notice (which notice may be via email) from Tenant, Subtenant shall do all things reasonably required by Tenant to ensure compliance by Tenant with the SLA. Capitalized terms used in this letter agreement and not defined herein shall have the meaning ascribed to them in that certain Surface Lease Agreement dated January 14, 2022 that commences on March 1, 2022 by and between West Point Renewables, LLC, an Ohio limited liability company with an office located at 121 Brickyard Road, Mars, PA 16046, as Surface Owner or Lessor, and Geopetro LLC, an Ohio limited liability company, with its principal office located at 7100 N. High St., STE #303, Worthington, Ohio, 43085 as Lessee.

Sincerely,

GEOPETRO LLC

By: /s/ Paul L. Archer
Paul L. Archer, Manager

INTENDING TO BE LEGALLY BOUND, THE FOREGOING IS ACKNOWLEDGED AND AGREED TO BY THE UNDERSIGNED AS OF THE DATE FIRST SET FORTH ABOVE.

BALD EAGLE MINING, LLC

By: /s/ Jeffrey Myers
Jeffrey S. Myers, Manager

GEOPETRO LLC
OIL AND GAS PRODUCER

7100 N. HIGH STREET, SUITE #303
WORTHINGTON, OH 43085
PHONE (614)885.9350
FAX (614)885-1082
Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

EXHIBIT

Attached to and made a part of that certain Letter Agreement for ***License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use***, executed January __21__, 2022 by and between Geopetro LLC and Bald Eagle Mining, LLC.

Description of Premises

The Premises shall be a designated area on the Existing Well Pad that is occupied by and reasonably necessary and convenient for the Supplemental Activities & Facilities described in the Surface Lease Agreement by and between West Point Renewables, LLC and Geopetro LLC. The designated area is anticipated to cover, but shall not be limited to, approximately 25,000 square feet. The proposed Premises (a.k.a. "Designated Area") is shown below.


Designated Area
(~25,000 sqft.)
ROSEBUD 16-10-28H

Execution Version

GEOPETRO LLC
OIL AND GAS PRODUCER
7100 N. HIGH STREET, SUITE #303 WORTHINGTON, OH 43085
PHONE (614)885.9350 FAX (614)885-1082 Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

VIA EMAIL

January 17, 2025

AgriFORCE Growing Systems, Ltd.
800-525 West 8th Avenue
Vancouver, BC V5Z 1C6
Attention: Jolie Kahn, Esq., CEO and General Counsel
Email: jkahn@agriforcegs.com

RE: License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use

Dear Ms. Kahn:

This letter agreement confirms the agreement of Geopetro LLC ("Tenant") and AgriFORCE Growing Systems, Ltd. ("Subtenant") that in return for $10 in cash paid by Subtenant to Tenant (the receipt and sufficiency of which are hereby acknowledged by Tenant), Tenant hereby: (a) sublets to Subtenant the Premises (i.e. the Designated Area shown on the Exhibit attached hereto and made a part hereof); and (b) grants to Subtenant a fully-paid, non-exclusive license to use the Access Driveway in order to access the Premises; in the case of both (a) and (b) immediately preceding, during the term of the Surface Lease Agreement ("SLA") for a portion of the Rosebud Well Pad located in Madison Township, Columbiana County, Ohio, for the purposes of constructing, operating and maintaining, and conducting the Supplemental Activities & Facilities and Use on the Premises. During the term of this letter agreement, Subtenant shall pay to Tenant 50% of Base Rent and Additional Rent on or before the date when due under the SLA. This letter agreement may be terminated at any time by either of Tenant and Subtenant upon delivery of written notice to the other (which notice may be via email). During the term of this letter agreement, following receipt of written notice (which notice may be via email) from Tenant, Subtenant shall do all things reasonably required by Tenant to ensure compliance by Tenant with the SLA. During the term of this letter agreement, Subtenant shall include Tenant as an additional insured for any insurance policies obtained related to the sublease of the Premises. Capitalized terms used in this letter agreement and not defined herein shall have the meaning ascribed to them in that certain Surface Lease Agreement dated January 14, 2022 that commences on March 1, 2022 by and between West Point Renewables, LLC, an Ohio limited liability company with an office located at 121 Brickyard Road, Mars, PA 16046, as Surface Owner or Lessor, and Geopetro LLC, an Ohio limited liability company, with its principal office located at 7100 N. High St., STE #303, Worthington, Ohio, 43085 as Lessee.

Sincerely,
GEOPETRO LLC

/s/ Andrew K. Stafford

Andrew K. Stafford, Member and CFO

INTENDING TO BE LEGALLY BOUND, THE FOREGOING IS ACKNOWLEDGED AND AGREED TO BY THE UNDERSIGNED AS OF THE DATE FIRST SET FORTH ABOVE.

AgriFORCE Growing Systems, Ltd.

By: /s/ Jolie Kahn
Name: Jolie Kahn, Esq.
Title: CEO and General Counsel

GEOPETRO LLC
OIL AND GAS PRODUCER

7100 N. HIGH STREET, SUITE #303
WORTHINGTON, OH 43085
PHONE (614)885.9350
FAX (614)885-1082
Email: INFO@GEOPETROLLC.COM
Web: WWW.GEOPETROLLC.COM

EXHIBIT

Attached to and made part of that certain Letter Agreement for ***License to Access and Sublease of Premises for Supplemental Activities & Facilities and Use***, executed January 17, 2025 by and between Geopetro LLC and AgriFORCE Growing Systems Ltd.

The Premises shall be a designated area on the Existing Well Pad that is occupied by and reasonably necessary and convenient for the Supplemental Activities & Facilities described in the Surface Lease Agreement by and between West Point Renewables, LLC and Geopetro LLC. The designated area is anticipated to cover, but shall not be limited to, approximately 25,000 square feet. The proposed Premises (a.k.a. "Designated Area") is shown below.


Designated Area
(~25,000 sqft.)
ROSEBUD 16-10-2 8H

Attachment B

Certificate of Insurance

See attached; Tenant and Subtenant will provide Landlord with a corrected certificate of insurance within 10 days of the execution of this Consent to Sublease.

Docusign Envelope ID: 61247FC6-7089-46F0-A97C-7BEF349F1CFE

ACORD®

CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY): 01/17/2025

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER.

IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must have ADDITIONAL INSURED provisions or be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

PRODUCER
The James B. Oswald Company
36 E. Seventh St
Suite 2625
Cincinnati OH 45202

CONTACT NAME: [redacted]
PHONE (A/C, No, Ext): [redacted]
FAX (A/C, No):
E-MAIL ADDRESS: [redacted]

INSURER(S) AFFORDING COVERAGE	NAIC #
INSURER A : Selective Insurance Company of South Carolina	
INSURER B :	
INSURER C :	
INSURER D :	
INSURER E :	
INSURER F :	

INSURED
Bald Eagle Mining, LLC
14900 Calico Lane
C/O Jeffrey Meyers
Lore City OH 43755

COVERAGES CERTIFICATE NUMBER: CL2511713450 REVISION NUMBER:

THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
A	[X] COMMERCIAL GENERAL LIABILITY; [ ] CLAIMS-MADE [X] OCCUR; GEN'L AGGREGATE LIMIT APPLIES PER: [X] POLICY [ ] PRO-JECT [ ] LOC; OTHER:			S 2523986	01/05/2025	01/05/2026	EACH OCCURRENCE	$ 1,000,000
							DAMAGE TO RENTED PREMISES (Ea occurrence)	$ 1,000,000
							MED EXP (Any one person)	$ 15,000
							PERSONAL & ADV INJURY	$ 1,000,000
							GENERAL AGGREGATE	$ 2,000,000
							PRODUCTS - COMP/OP AGG	$ 2,000,000
								$
	AUTOMOBILE LIABILITY; [ ] ANY AUTO; [ ] OWNED AUTOS ONLY [ ] SCHEDULED AUTOS; [ ] HIRED AUTOS ONLY [ ] NON-OWNED AUTOS ONLY						COMBINED SINGLE LIMIT (Ea accident)	$
							BODILY INJURY (Per person)	$
							BODILY INJURY (Per accident)	$
							PROPERTY DAMAGE (Per accident)	$
								$
A	[X] UMBRELLA LIAB [X] OCCUR; EXCESS LIAB CLAIMS-MADE; DED RETENTION $			S 2523986	01/05/2025	01/05/2026	EACH OCCURRENCE	$ 4,000,000
							AGGREGATE	$
								$
	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY Y/N; ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? (Mandatory in NH) [ ] N/A; If yes, describe under DESCRIPTION OF OPERATIONS below						PER STATUTE / OTH-ER	
							E.L. EACH ACCIDENT	$
							E.L. DISEASE - EA EMPLOYEE	$
							E.L. DISEASE - POLICY LIMIT	$

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required)

CERTIFICATE HOLDER

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS.

AUTHORIZED REPRESENTATIVE

General Assignment of Contract

THIS AGREEMENT is dated for reference the 9th day of January, 2025

BETWEEN:

AGRIFORCE GROWING SYSTEMS, LTD., a company incorporated under the laws of the Province of British Columbia, having an office located at 800-525 West 8th Avenue, Vancouver, BC V5Z 1C6

(the "Assignee")

AND:

XXI TECHNOLOGIES INC., a company incorporated under the laws of the British Virgin Islands, having an office located AT Craigmuir Chambers, Road Town, VG1110, British Virgin Islands

(the "Assignor")

WHEREAS:

A. List to be assigned agreements

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Assignor and the Assignee covenant and agree as follows:

(1) For the purposes of this Agreement:

(a) "Benefits" means the Contract, Option and any and all benefits and advantages due or accruing due or at any time after the Closing Date coming due thereunder or any extensions or renewals thereof, and the benefit of all covenants, representations and warranties in respect thereof;

(b) "Contract" means the above referenced agreements, a copy of which is attached as Exhibit "A";

(c) "Consideration" means as follows;

(i) The purchase price for the Option is USD $1,215,000 (One Million Two Hundred and Fifteen Thousand Dollars (the "Purchase Price"), payable as follows on the Closing Date: (i) $25,000 (Twenty Five Thousand Dollar) deposit previously paid by the assignee to the assignor; (ii) One Million One Hundred and Ninety Thousand Dollars (USD $1,190,000) in cash via wire transfer pursuant to instructions to be provided in writing by the Vendor to the Purchaser.

(2) As and from the Closing Date, the Assignor hereby grants, assigns, transfers, and sets over absolutely and unconditionally unto the Assignee all of the Assignor's right, title and interest both at law and in equity in and to the Contract and Benefits.

(3) The Assignor agrees that the Assignee is to have and to hold the Contract and Benefits for its sole use and benefit forever.

(4) The Assignor represents and warrants to the Assignee that:

(a) the Assignor has full right and authority to assign the Contract and Benefits as contemplated hereby;

(b) the Assignor's interests under the Contract are free and clear of all liens, charges, encumbrances and judgments of any nature or kind whatsoever; and

(c) the Contract is good, valid, and subsisting and the Assignor has observed and performed each and every covenant, agreement and obligation of the Assignor under the Contract required to be observed or performed by it to the Closing Date.

(5) The Assignor will indemnify, defend and save harmless the Assignee from and against any and all actions, suits, losses, damages and expenses which the Assignee may suffer or incur or be put to by reason of any of the warranties or representations set forth in section (4) of this Agreement being untrue or incorrect.

(6) As and from the Closing Date, the Assignee assumes and agrees to observe, perform, be bound by and be liable under, as an obligation of the Assignee, each and every covenant, agreement and obligation of the Assignor under the Contract required to be observed or performed on or after the Closing Date, and hereby agrees to indemnify, defend and save harmless the Assignor from and against any and all actions, suits, losses, damages and expenses which the Assignor may suffer or incur or be put to by reason of the failure of the Assignee to do any of the same on or after the Closing Date.

(7) The Assignor expressly authorizes the Assignee to collect, demand, sue for, enforce, recover, and receive, dispose of, realize or enforce the Contract as the Assignee may deem advisable and without prejudice to any rights which the Assignee may have against the Assignor.

(8) This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and assigns.

(9) The invalidity or unenforceability of any provision of this Agreement or any part thereof shall not affect the validity or enforceability of the remainder of this Agreement or such provision.

(10) This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

XXI TECHNOLOGIES INC.	**AGRIFORCE GROWING SYSTEMS, LTD.**
Per: /s/ Randall Armstrong	Per: /s/ Jolie Kahn
Authorized Signatory	Authorized Signatory

Exhibit "A"

ADDENDUM OFFER TO PURCHASE AGREEMENT

THIS ADDENDUM is dated effective as of the 20th day of December 2024 (the "**Effective Date**") by and among:

Bald Eagle Mining LLC a Ohio limited liability company with a business address at 14600 Mission Rd, Leawood KS 66224, USA,

(the "**Company**")

and

XXI Technologies Inc., a company incorporated under the laws of the British Virgin Islands (BVI) with a business address at Craigmuir Chambers Road Town, VG1110, British Virgin Islands

("**Optionee**")

WHEREAS the Company and the Optionee entered into an "Offer to Purchase Agreement" dated December 3, 2024, (the "Offer to Purchase **Agreement**"), pursuant to which granted the Optionee the Offer to purchase the described assets, defined in section 4 of the agreement a copy of which is attached hereto as Schedule "A";

AND WHEREAS the parties have agreed to amend the terms of the Offer Agreement pursuant to this addendum (the "**Addendum**").

NOW THEREFORE THIS ADDENDUM WITNESSES that, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1. The paragraph of Section 5, "Closing Date" of the Offer to Purchase Agreement shall be replaced with the following:

   The closing of the transaction (the "Closing") shall occur on or before January 15, 2025, subject to the execution of definitive agreements mutually acceptable to both parties. At the time of Closing (the "Closing Date"), the Optionee shall deliver, or cause to be delivered, to the Company the Cash Payment, less the Offer Deposit Fee, as follows:

   On or before the expiration time (the "Expiry Time"), being 5:00 p.m. Vancouver time on January 15, 2025, the Optionee shall remit the remaining balance of the Cash Payment in the amount of US$3,500,000.00 by way of certified cheque, bank draft, or wire transfer.

2. All capitalized terms used but not otherwise defined herein shall have the meaning ascribed to those terms in the Offer Agreement.

3. Except as amended hereby, the Offer Agreement continues in full force and effect and the Offer Agreement and this Addendum will be read and construed together as one document.

4. This Addendum may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument and delivery of an executed copy of this Addendum by electronic transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Addendum as of the Effective Date.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Addendum as of the day and year first set forth above.

BALD EAGLE MINING LLC

By: /s/ Jeffrey Myers

Name Jeffrey Myers

Title President

XXI TECHNOLOGIES INC.

By: /s/ Randall Armstrong

Name Randall Armstrong

Title Director

SCHEDULE "A"

OFFER TO PURCHASE

Acquisition of Assets Owned by Bald Eagle Mining, LLC

This Term Sheet is entered into as of December 3, 2024, between **XXI Technologies Inc.** ("Purchaser") and **Bald Eagle Mining, LLC** ("Seller") regarding the acquisition of certain assets located in Ohio, USA (the "Transaction"). This Term Sheet summarizes the principal terms and conditions of the proposed Transaction. It is intended for discussion purposes only and shall not constitute a binding agreement except as explicitly set forth herein.

---

1. Purchase Price

The total purchase price for the assets to be acquired (the "Assets") shall be **Three Million Five Hundred Fifty Thousand Dollars (USD $3,550,000)** (the "Purchase Price").

---

2. Deposit

The Purchaser shall pay a deposit of **Fifty-Thousand Dollars (USD $50,000)** on or before Monday, December 9, 2024. This deposit shall be applied toward the Purchase Price upon satisfaction of the conditions outlined in Section 3.

---

3. Site Visit and Deposit Application

- A site visit shall occur no later than Monday, December 20, 2024.
- Following the site visit, the Purchaser shall provide written confirmation of its intent to proceed with the Transaction.
- Upon such confirmation, the deposit shall be credited toward the Purchase Price.

---

4. Description of Assets

The Assets to be acquired include:

1. C3512 1MW natural gas generators (5 units)
2. 3Ph 480V → 415V transformers (6 units)

3. Antminer S19j Pro 100T (900 units) (APPROXIMATE NUMBER)
4. Custom crypto containers (5 units)
5. CAT 60KW trailer-mounted standby generator (1 unit)
6. Doosan 100KW trailer-mounted standby generator (1 unit)
7. Shipping containers (8 units)
8. Spare parts for generators (1 set)

Additionally, the Transaction includes:

- Assignment of two gas services agreements:
  - Agreement with Pin Oak Energy Partners, dated November 1, 2023.
  - Agreement with Geopetro LLC, dated August 16, 2021.
- Assignment of all surface land access agreements and leases associated with the sites related to the Assets.

---

5. Closing Date

The Transaction shall close ("Closing") on or before Tuesday, December 31, 2024, contingent on the execution of definitive agreements satisfactory to both Parties.

---

6. Conditions Precedent

The Purchaser's obligation to close is subject to the following:

1. Seller's ability to assign the gas services agreements specified in Section 4.
2. Seller's ability to assign surface land access agreements and associated leases.
3. All Assets being free and clear of liens or encumbrances at Closing.
4. Execution of a definitive purchase agreement by both Parties.

---

7. Confidentiality and Disclosure Obligations

The Parties agree to maintain confidentiality regarding the terms of this Term Sheet and related communications until Closing or termination, except as required by applicable law.

- **Additional Disclosure Obligations:** Neither Party shall disclose, nor permit to be disclosed:

1. That Confidential Information has been made available to them or their Representatives.
2. That discussions or negotiations are underway between the Parties.
3. Any terms or conditions of this Term Sheet, except as permitted or required by law.

---

8. Assignment

This Term Sheet shall enure to the benefit of, and be binding upon, the Purchaser and their heirs, administrators, and executors, as well as the Seller and its successors and assignees.

The Purchaser may assign this Term Sheet, any definitive agreements, or its rights and obligations thereunder without the prior written consent of the Seller.

---

9. Governing Law

This Term Sheet shall be governed by and construed in accordance with the laws of the British Virgin Islands (BVI), without regard to conflict of law principles.

---

10. Expiration of Offer

This Term Sheet and the associated offer shall remain valid until **12:00 PM Eastern Time, Friday, December 6, 2024**. If not accepted in writing by the Seller by this time, the offer shall be deemed withdrawn.

Acknowledgment and Acceptance

If the terms outlined herein are acceptable, please sign and return a copy of this Term Sheet to the Purchaser by the expiration date specified in Section 10.

Purchaser:
XXI Technologies Inc.

By: /s/ Randall Armstrong

Name: Randall Armstrong
Title: Director
Date: Dec 4th, 2024

Seller:
Bald Eagle Mining, LLC

By: /s/ Jeffrey Myers

Name:
Title: MEMBER / PRESIDENT
Date: 12-4-2024

Exhibit 14.1

2.0 BUSINESS ETHICS

2.1 Company Ethics & Conduct

The successful business operation and reputation of AgriFORCE™ is built upon the principles of fair dealing and ethical conduct of our employees. Our reputation for integrity and excellence requires careful observance of the spirit and letter of all applicable laws and regulations, as well as the highest regard for standards of conduct and personal integrity.

The continued success of AgriFORCE™ is dependent upon our customers' trust and we are dedicated to preserving that trust. Employees owe a duty to AgriFORCE™ and its customers to act in a way that will merit the continued trust and confidence of our customers and the public in general.

AgriFORCE™ will comply with all applicable laws and regulations and expects its directors, officers, and employees to conduct business in accordance with the letter, spirit, and intent of all relevant laws and to refrain from any illegal, dishonest, or unethical conduct.

In general, the use of common sense and good judgment, together with our core values, will guide you with respect to lines of acceptable conduct. If a situation arises where it is difficult to determine the proper course of action, the matter should be discussed openly with your immediate supervisor, a member of senior management, or Human Resources for advice and consultation, if necessary.

Compliance with this policy of business ethics and conduct is the responsibility of every AgriFORCE™ employee. Disregarding or failing to comply with this standard of business ethics and conduct may lead to disciplinary action, up to and including termination of employment.

Employees must report violations of this policy, or any of the policies in the Business Ethics section, to their immediate supervisor, a member of senior management, or Human Resources.

2.2 Employment Equity

AgriFORCE™ is committed to providing equal employment opportunity for all employees and applicants for employment. The company does not discriminate in employment opportunities or practices on the basis of race, colour, religion, sex, marital status, family status, age, place of origin, ancestry, physical disability, mental disability, political belief, sexual orientation, or any other grounds protected by the laws or regulations of any jurisdiction in which we operate. We base all employment decisions – including recruitment, selection, training, compensation, benefits, discipline, promotions, transfers, terminations, and social/recreational programs – on merit and the principles of equal employment opportunity.

Our employees have diverse backgrounds, skills and ideas that collectively contribute to greater opportunities for innovation. Our recruitment strategy is designed to attract a diverse pool of talent so that we may select the best candidates and open doors at all levels of this organization.

2.3 Conflict of Interest

Everyone working at AgriFORCE™ has an obligation to conduct business within guidelines that prohibit actual or potential conflicts of interest. This policy establishes the framework within which AgriFORCE™ wishes the company to operate. The purpose of these guidelines is to provide general direction so that team members can seek further clarification on issues regarding conflict of interest.

An actual or potential conflict of interest occurs when someone on the team is able to influence a decision that may result in a personal gain for that individual or for a relative because of AgriFORCE™'s business dealings. For the purposes of this policy, a relative is any person who is related by blood or marriage or whose relationship with anyone working in the company is like that of persons who are related by blood or marriage.

If an employee has any influence on transactions involving purchases, contracts, or leases, it is imperative that they disclose to their supervisor, as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Personal gain may result not only in cases where an employee or relative has a significant ownership or other interests in a business with which AgriFORCE™ does business, but also when an employee or relative receives any kickback, bribe, substantial gift, or special consideration as a result of any transaction or business dealings involving AgriFORCE™.

2.4 Gifts

AgriFORCE™ employees (or immediate family members) are not permitted to give or accept gifts, services, discounts, favours, loans personal discounts and similar gratuities offered to you because of your position at AgriFORCE™. This applies to or from individuals or companies who are doing business or would like to do business with AgriFORCE™. Items of modest value may be permitted if they are not given or received on a regular or frequent basis, provided that the gift is reported to the CEO or the Chair of the Audit Committee and they do not advise that retaining the gift would be inappropriate. This does not apply to officially approved corporate rebates.

2.5 Entertainment

You must not encourage or solicit entertainment from any individual or company with whom AgriFORCE™ does business. Entertainment includes, but is not limited to, activities such as dining, attending sporting or other special events, and travel. From time-to-time employees may accept unsolicited entertainment, but only under the following conditions:

1. the entertainment occurs infrequently,
2. it arises out of the ordinary course of business,
3. it involves reasonable expenditures (the amounts involved should be such as employees, officers and Directors are accustomed to normally spending for their own business or personal entertainment) and
4. the entertainment takes place in settings that also are reasonable, appropriate, and fitting to employees, officers and Directors, their hosts, and their business at hand.

2.6 Anti-Bribery and Anti-Corruption

Part of behaving ethically means that you should never participate in any corrupt activities and that you comply with all applicable Anti-Bribery and Anti-Corruption laws and regulations of each jurisdiction in which AgriFORCE™ conducts business. AgriFORCE™ does not permit providing payments, kickbacks, gifts, or anything else of significant value for the purpose of improperly influencing third parties. Even if the intent is not to influence, you should not provide a payment or benefit to any third party if it could appear to be improper.

AgriFORCE™ can be held responsible for improper payments and benefits provided by agents, contractors, suppliers and other third parties acting on its behalf. You must ensure that you only deal with legitimate, reputable parties, and that they understand their obligation not to provide such improper payments or benefits in connection with the business they conduct for AgriFORCE™.

2.7 Confidentiality

All employees are required to keep all AgriFORCE™'s financial, operational and business information acquired while working at AgriFORCE™; secure and confidential. Business strategies and plans, including technologies and products used, are AgriFORCE™ intellectual property. Employees must not discuss details of AgriFORCE™'s financial, business operations, plans or strategies with any third party including the media, family or friends, or at social or public functions, and should direct all inquiries to the CFO. Any employee who divulges confidential information may be subject to disciplinary action, up to and including termination.

2.8 Disclosure, Confidentiality, and Insider Trading

At times you may find that you are in possession of material non-public information regarding AgriFORCE™ and/or a competitor or supplier. Material non-public information is any information that could reasonably be expected to alter the value of a company's security (ies) if it were made public. Securities laws in both Canada and the United States provide that it is illegal to trade on such information or disclose it to others. These laws are extensive and complex, and violation of these laws may lead to civil and criminal actions against you.

If you find yourself in possession of such information, you and your immediate family members are prohibited from trading in those securities until such time as the information becomes public or you are notified by your manager that restrictions are no longer in place.

The purchase and sale of AgriFORCE™ securities may only be done in accordance with the AgriFORCE™ Insider Trading Policy. The Policy also addresses legal prohibitions against trading with knowledge of undisclosed material information, tipping, market manipulation or fraud and insider trade reporting requirements. Violations of such requirements may also have severe consequences, including fines, imprisonment and civil liability and may subject the individual to disciplinary action by the Corporation, up to and including termination. Employees, Officers, and Directors who engage in insider trading may also be accountable to AgriFORCE™ for any benefit or advantage received as a result.

Please refer to the AgriFORCE™ Insider Trading Policy provided as an Appendix to this Handbook for more detailed information on this subject. The AgriFORCE™ Insider Trading Policy requires your signature separate from the Handbook Acknowledgement.

2.9 Whistleblower Policy

Employees are often the first to have concerns that there may be something wrong or unethical occurring within the organisation in which they work. However, they may feel that their concerns cannot be openly expressed, because it may be disloyal to colleagues; their concerns may not be taken seriously; or it may be easier to ignore their concern.

As a means of reinforcing AgriFORCE™'s commitment to the highest standards, this 'Whistle-blowing Procedure' serves to help build the commitment of all employees, by providing a means of identifying and eliminating unethical practices within the workplace. The 'Whistle-blowing Procedure' provides an effective mechanism for employees to report potential concerns (confidentially and anonymously, if required), in the knowledge that genuine concerns will be appropriately investigated and resolved, without fear of discrimination or victimisation.

Please refer to the separate Whistleblower Policy document for more detail.

2.10 Anti-Retaliation Provisions

Retaliation against any employee, who in good faith seeks advice, raises a concern, reports misconduct, or provides information in an investigation will not be tolerated and will itself be considered a violation of AgriFORCE™ Business Ethics. Some examples of retaliation include denial of benefits, termination, demotion, suspension, threats, harassment, or discrimination. If any individual retaliates against an employee who has truthfully and in good faith reported a potential violation, AgriFORCE™ will take appropriate action. However, if an individual has intentionally made a false report, the Company will respond accordingly. For more details, please refer to the AgriFORCE™ Whistleblower Policy.

If you believe that you or another employee has been retaliated against for (in good faith) seeking advice, raising a concern, reporting misconduct, or providing information in an investigation, please advise your immediate manager, Human Resources, the AgriFORCE™ CEO or the Chairman of the Audit Committee of the AgriFORCE™ Board. All reports will be handled promptly and confidentially.

2.11 Outside Employment

While not encouraged, should employees wish to engage in outside employment, in addition to their full-time position at AgriFORCE™, we request that:

- such outside employment does not interfere in any way with the employee's work performance or hours of employment with the Company;
- such employment is non-competitive with the business activities of the Company; and
- such employment has no possible conflict of interest with the employee's position at the Company.

All employees are reminded that they have signed an agreement which legally prohibits them from passing on the Company's ideas and work methods to other organizations. Employees may not use Company property, equipment, facilities, or time in connection with outside employment.

If it is deemed that, because of outside employment, an employee is repeatedly late, unable to work overtime, or unable to successfully fulfill the obligations of their position at AgriFORCE™, it may result in disciplinary action, up to and including termination.

2.12 Off Duty Conduct Policy

In general, how employees decide to lead their lives when they are off duty is a private matter. However, the way in which employees conduct and present themselves off-duty can also have a significant impact on AgriFORCE™ its business, reputation, products, customer relations and workplace environment. Accordingly, while the Company respects your personal freedoms, it also has a legitimate interest in establishing standards of off duty conduct and holding workers accountable for following those standards, including using discipline where necessary.

Off-duty conduct will be considered a work-related matter subject to discipline if it:

- harms the Company's reputation or products;
- has consequences that render you unable to perform your job or any part of your job effectively;
- leads other workers to refuse, be reluctant to or unable to work with you;
- makes you guilty of a serious breach of the Criminal Code of Canada/Title 18 of the United States Code or;
- makes it difficult for the Company to manage its operations and/or direct its workforce efficiently.

Violations of the Company’s off-duty standards of conduct that meet the above criteria will be treated like a disciplinary infraction committed on-duty and subject to discipline up to and including termination.

You must report to your supervisor as soon as possible if you are arrested, detained, or charged with a violation under the Criminal Code of Canada/Title 18 of the United States Code or other Canadian/US laws related to your official duties.

2.13 Board Participation and Involvement with Other Companies

For any employee who wishes to participate on a for-profit, or not-for-profit board, these involvements must be approved by the CEO. All Directors should notify the Chair of the Audit Committee of all other board engagements and seek approval before assuming additional Board roles. You may not be a Director, officer, partner or consultant of an organization (other than an organization in which AgriFORCE™ holds an interest or in which AgriFORCE™ has the right to nominate a Director, officer, partner or consultant) doing or seeking to do business with AgriFORCE™, nor may you permit your name to be used in any way indicating a business connection with such an organization, without appropriate prior written approval of the AgriFORCE™ CEO, in the case of an employee, and of the Chair of the Governance and Nominating Committee in the case of an officer or Director of AgriFORCE™.

2.14 AgriFORCE™ Property

Employees are responsible for and are expected to take proper care of all AgriFORCE™ property, materials, or written information issued to them or in their possession or control.

Upon request of the Company or upon termination or expiration of employment, the employee will turn over to the Company all property belonging to the Company including all confidential information belonging to the Company, including but not limited to, all documents, plans, specifications, disks, or other computer media, as well as any duplicates or backups made of that Confidential Information in whatever form or media, in the possession or control of the employee that:

- may contain or be derived from ideas, concepts, creations, or trade secrets and other proprietary and confidential information; or
- is connected with or derived from the employee’s employment with AgriFORCE Growing Systems Ltd.

2.15 Copyright and Protection of Intellectual Property

Employees are not entitled to any copyright or moral right in or arising from any work they produce in the course of their employment with AgriFORCE™. This includes any program, strategy, design, or system they develop during their employment with the Company. Any copyright or merchandising rights in such work shall be the sole and exclusive property of AgriFORCE™ in accordance with the Canadian and International Copyright Acts.

2.16 Public Reporting and Retention of Records

Depending on your position with AgriFORCE™, you may be called upon to provide necessary information to ensure that the Company's public reports are complete, fair and understandable. AgriFORCE™ expects you to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to AgriFORCE™ public disclosure requirements.

Employees are required to ensure that all records are kept confidential and meet regulatory and legal requirements in the jurisdiction in which they are created and/or maintained. Destruction of records can only take place if they are not required for any pending legal matters. If you are unclear on what documents may be discarded, contact company legal counsel, or speak to your manager.

2.17 Non-Solicitation

During the employee's term of employment with AgriFORCE™ and for a period of twelve (12) months after the end of that term, the employee will not in any way, directly or indirectly:

- induce or attempt to induce any employee or contractor of the Employer to quit employment or retainer with AgriFORCE™;
- otherwise interfere with or disrupt AgriFORCE™'s relationship with its employees and contractors;
- discuss employment opportunities or provide information about competitive employment to any of AgriFORCE™'s employees or contractors; or
- solicit, entice, or hire away any employee or contractor of AgriFORCE™ for the purpose of an employment opportunity that is in competition with AgriFORCE™.

This non-solicitation obligation as described above will be limited to employees or contractors who were employees or contractors of AgriFORCE™ during the period that the employee was employed by AgriFORCE™.

During the term of the employee's active employment with AgriFORCE™, and for one (1) year thereafter, the employee will not divert or attempt to divert from AgriFORCE™ any business AgriFORCE™ had enjoyed, solicited, or attempted to solicit, from its customers, prior to termination or expiration, as the case may be, of the employee's employment with AgriFORCE™.

2.18 Contract Binding Authority

Unless authorized in writing by AgriFORCE™, employees do not have the authority to enter any contracts or commitments for or on the behalf of the Company. AgriFORCE™ will maintain a list of delegated authorities in this regard.

Exhibit 21.1

AgriFORCE Growing Systems Ltd. LIST OF SUBSIDIARIES :

un(Think) Food Company Canada Ltd.

AgriFORCE Investments Inc.

West Pender Holdings, Inc.

AGI IP Co.

West Pender Consulting Company

un(Think) Food Company

AgriFORCE Europe BV

AgriFORCE Belgium BV

GrowForce BV

AgriFORCE (Barbados) Ltd.

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement of AgriFORCE Growing Systems Ltd. on Form S-3, (File No. 333-266722) and Form S-8 (File No. 333-259052) of our report dated April 7, 2025, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the consolidated financial statements of AgriFORCE Growing Systems Ltd. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which report is included in this Annual Report on Form 10-K of AgriFORCE Growing Systems Ltd. for the year ended December 31, 2024.

/s/ Marcum LLP

Marcum LLP
Costa Mesa, CA
April 7, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECURITIES EXCHANGE ACT RULES 13a-14 and 15d-14
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jolie Kahn, Chief Executive Office, certify that:

1. I have reviewed this Annual Report on Form 10-K of AgriFORCE Growing Systems Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2025

/s/ Jolie Kahn
Jolie Kahn
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
SECURITIES EXCHANGE ACT RULES 13a-14 and 15d-14
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Chris Polimeni, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of AgriFORCE Growing Systems Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2025

/s/ Chris Polimeni
Chris Polimeni
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of AgriFORCE Growing Systems Ltd. (the "Company") for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, the undersigned, Jolie Kahn, as the Chief Executive Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 7, 2025

/s/ Jolie Kahn
Jolie Kahn
Chief Executive Officer
(Principal Executive Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of AgriFORCE Growing Systems Ltd. (the "Company") for the period ended December 31, 2024 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, the undersigned, Chris Polimeni, as the Chief Financial Officer of the Company, do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 7, 2025

/s/ Chris Polimeni
Chris Polimeni
Chief Financial Officer
(Principal Financial Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

EXHIBIT 97

AGRIFORCE GROWING SYSTEMS, LTD.

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1. OVERVIEW

1.1. In accordance with Nasdaq Rule 5608, Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***") ("***Rule 10D-1***"), the Board of Directors (the "***Board***") of AgriForce Growing Systems, Ltd. (the "***Company***") has adopted this Policy (the "***Policy***") to provide for the recovery of erroneously awarded Incentive-based Compensation from Executive Officers. All capitalized terms used and not otherwise defined herein shall have the meanings set forth below.

2. RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

2.1. In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with Rule 5608 and Rule 10D-1 as follows:

2.1.1. After an Accounting Restatement, the Compensation Committee (the "***Committee***") shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

2.1.1.1. For Incentive-based Compensation based on (or derived from) the Company's stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

2.1.1.2. The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company's stock price or total shareholder return upon which the Incentive-based Compensation was Received. The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to Nasdaq.

2.1.1.3. The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section B(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer's obligations hereunder.

2.1.1.4. To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

2.1.1.5. To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

2.2. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated above if the Committee determines that recovery would be impracticable *and* the following conditions are met:

2.3. The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) and provided such documentation to Nasdaq; and

2.4. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

3. DISCLOSURE REQUIREMENTS

3.1. The Company shall file all disclosures with respect to this Policy required by applicable SEC rules.

4. PROHIBITION OF INDEMNIFICATION

4.1. The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company's enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company's right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

5. ADMINISTRATION AND INTERPRETATION

5.1. This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company's compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq.

6. AMENDMENT; TERMINATION

6.1. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this section to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

7. OTHER RECOVERY RIGHTS

7.1. This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or Nasdaq, their beneficiaries, heirs, executors, administrators or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

8. DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

8.1. "***Accounting Restatement***" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a "Big R" restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a "little r" restatement).

8.2. "***Clawback Eligible Incentive Compensation***" means all Incentive-based Compensation Received by an Executive Officer (i) on or after October 2, 2023, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

8.3. "***Clawback Period***" means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date (as defined below), and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.

8.4. "***Erroneously Awarded Compensation***" means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

8.5. "***Executive Officer***" means each individual who is currently or was previously designated as an "officer" of the Company as defined in Rule 16a-1(f) under the Exchange Act. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K or Item 6.A of Form 20-F, as applicable, as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

8.6. "***Financial Reporting Measures***" means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a filing with the SEC.

8.7. "***Incentive-based Compensation***" means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

8.8. "***Received***" means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

8.9. "***Restatement Date***" means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

9. This policy is effective as of December 1, 2023.

Exhibit A

ATTESTATION AND ACKNOWLEDGEMENT OF POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I acknowledge and agree that:

I have received and read the attached Policy for the Recovery of Erroneously Awarded Compensation (this "***Policy***"), and I agree that the Policy supersedes any clawback provision set forth in my existing employment agreement with the Company.

I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature: _________________________________

Printed Name: ______________________________

Date: _____________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from [—Date—] to [—Date—]

Commission File Number: 001-40578

AGRIFORCE GROWING SYSTEMS LTD.
(Exact name of registrant as specified in its charter)

British Columbia (State or other jurisdiction of incorporation or organization)	**Not Applicable** (I.R.S. Employer Identification No.)
800 – 525 West 8th Avenue **Vancouver, BC, Canada** (Address of principal executive offices)	**V5Z 1C6** (Zip Code)

(604) 757-0952

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	AGRI	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The text associated with those checkboxes is as follows: If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2024 was approximately $7,455,166. Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not a determination for other purposes.

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY

PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of April 7, 2025, the registrant has 1,740,064 shares of common stock, no par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

Form 10-K for the year ended December 31, 2024, as filed with the SEC on April 7, 2025.

EXPLANATORY NOTE

AgriForce Growing Systems, Ltd. ("AgriForce" or the "Company") is filing this Amendment No. 1 to Form 10-K (this "Amendment") to amend our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "Original Filing"), filed with the Securities and Exchange Commission (the "SEC") on April 7, 2025. The purpose of this Amendment is solely to disclose the information required in Part III (Items 10, 11, 12, 13 and 14) of the Original Filing, which information was previously omitted from the Original Filing in reliance on General Instruction G(3) to Form 10-K. In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Items 10 through 14 of Part III of the Original Filing are hereby amended and restated in their entirety. In addition, pursuant to Rule 12b-15 under the Exchange Act, the Company is including Item 15 of Part IV of this Amendment, solely to file the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Except as described above, this Amendment does not amend any other information set forth in the Original Filing, and we have not updated disclosures included therein to reflect any subsequent events.

Table of Contents

	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	4
Item 11.	Executive Compensation	9
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	11
Item 13.	Certain Relationships and Related Transactions, and Director Independence	11
Item 14.	Principal Accounting Fees and Services	12
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	13

Cautionary Note Regarding Forward-Looking Information

This report on Form 10-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements represent our expectations, beliefs, intentions or strategies concerning future events, including, but not limited to, any statements regarding our assumptions about financial performance; the continuation of historical trends; the sufficiency of our cash balances for future liquidity and capital resource needs; the expected impact of changes in accounting policies on our results of operations, financial condition or cash flows; anticipated problems and our plans for future operations; and the economy in general or the future of the agriculture technology industry, all of which were subject to various risks and uncertainties.

When used in this Report on Form 10- K and other reports, statements, and information we have filed with the Securities and Exchange Commission ("Commission" or "SEC"), in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer, the words or phrases "believes," "may," "will," "expects," "should," "continue," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions and variations thereof are intended to identify such forward-looking statements. However, any statements contained in this Report on Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. We caution that these statements by their nature involve risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors.

We do not assume the obligation to update any forward-looking statement. You should carefully evaluate such statements in light of factors described in this annual report. In this Form 10-K, AgriFORCE Growing Systems Ltd. ("AgriFORCE™" or the "Company") has identified important factors that could cause actual results to differ from expected or historic results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete list of all potential risks or uncertainties.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2024 Annual Meeting of Stockholders (the "**Proxy Statement**"). The definitive Proxy Statement will be filed with the SEC within 120 days after the close of the fiscal year covered by this Annual Report on Form 10-K.

Name	Age	Position	Served Since
David Welch	43	Executive Chairman, Director, Compensation Committee Member, and M&A Committee Member	December 2017
William J. Meekison	60	Director, Audit Committee, Compensation Committee Chair, and M&A Committee Chair	June 2019
Richard Levychin	65	Director, Audit Committee Chair, M&A Committee Member	July 2021
Amy Griffith	52	Director, Governance Committee Chair and Compensation Committee Member	July 2021
Elaine Goldwater	53	Director, Audit Committee Member and Governance Committee Member	October 2023
Jolie Kahn	59	Chief Executive Officer	June 2024
Chris Polimeni	59	Chief Financial Officer	March 2025
Mauro Pennella	59	Chief Marketing Officer and President AgriFORCE™ Brands division.	July 2021
Richard S. Wong	59	Former Chief Financial Officer	October 2018

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the annual meeting of shareholders and until their successors have been elected and qualified.

David Welch, Chairman of the Board, Director, Compensation Committee Chair, M&A Committee member

Mr. Welch is a founding partner at ENSO LAW, LLP, a Los Angeles based Intellectual Property and Regulatory law firm. He has a broad base of experience in representing US, Canadian and Mexican corporate clients in the areas of litigation, intellectual property and government regulatory advisement and defense. Mr. Welch has represented recognizable businesses in the agriculture and food services space in Federal Court, California state courts and before the USPTO and TTAB. Mr. Welch has also argued before the California Supreme Court and the US 9th Circuit Court of Appeals on constitutional issues related to preemption and the application of US law to various companies. Mr. Welch obtained his Juris Doctorate degree from Loyola Law School with an emphasis in international trade and has received various accolades for his work in intellectual property and regulatory law, including Top 40 under 40 by the Daily Journal; National Law Journal Intellectual Property Trail Blazer, and Super Lawyers from 2013 until 2023. In his business ventures, Mr. Welch is a registered aquaculturist and farmer focusing on sustainable and regenerative agricultural practices. He is suited to serve as a director due to his long-standing experience in international intellectual property, agriculture and business.

William John Meekison, Director, Audit Committee, and M&A Committee Chair

Mr. Meekison is a career Chief Financial Officer and former investment banker. He has spent the last fifteen years serving in a variety of executive management and CFO roles with both private and public companies, currently he is the President of Sabre Solutions, LLC, a private consulting company. He is currently on the board of Telo Genomics Corp. (since July 2018) and Adven Inc. (since April 2021). Prior to his position at Sabre Solutions, LLC, Mr. Meekison held various executive roles including Chief Corporate Development Officer of Exro Technologies Inc a technology company in the emobility sector (April 2024 – March 2025) and CFO of Exro Technologies Inc. (October 2016 - April 2024). Prior to that, he spent fifteen years in corporate finance with a focus on raising equity capital for North American technology companies, including nine years at Haywood Securities Inc. Mr. Meekison received his Bachelor of Arts from the University of British Columbia and is a Chartered Professional Accountant, Professional Logistician and Certified Investment Manager. Mr. Meekison also holds the NACD.DC certification as a member of the National Association of Corporate Directors. He is suited to serve as a director due to his long-time experience as a CFO.

Richard Levychin, Director, Audit Committee Chair, M&A Committee Member

Richard Levychin, CPA, CGMA, is a Partner in Galleros Robinson's Commercial Audit and Assurance practice where he focuses on both privately and publicly held companies. Prior to taking this position in October 2018, Richard was the managing partner of KBL, LLP, a PCAOB certified independent registered accounting firm, since 1994. Mr. Levychin has over 25 years of accounting, auditing, business advisory services and tax experience working with both privately owned and public entities in various industries including media, entertainment, real estate, manufacturing, not-for-profit, technology, retail, technology, and professional services. His experience also includes expertise with SEC filings, initial public offerings, and compliance with regulatory bodies. As a business adviser, he advises companies, helping them to identify and define their business and financial objectives, and then provides them with the on-going personal attention necessary to help them achieve their established goals. Mr. Levychin is well suited to serve on our Board due to his decades of experience as the managing partner of a PCAOB certified independent registered accounting firm, which included decades of expertise with SEC filings and initial public offerings.

Amy Griffith, Director, Governance Committee Chair and Compensation Committee Member

Ms. Griffith currently serves as Head, Government Relations & External Affairs for McCain Foods - North America. She is responsible for the North America ("NA") Public Affairs strategy and provides strategic leadership and direction on behalf of McCain with policymakers in the United States and Canada. She leads external communications and stakeholder management. Previously, she was the Group Director for the North America Operating unit of the Coca-Cola Company, in this capacity she oversaw public affairs, government relations, sustainability and communications in Canada and the Northeastern United States. Previously, she served as Wells Fargo's State & Local Government Relations Senior Vice President. She was recruited to Wells Fargo's Government Relations and Public Policy team in 2019. In this role, Griffith led Wells Fargo's legislative and political agenda in her region and managed relationships with state and local policymakers and community stakeholders. Ms. Griffith is a director of Ocean Biomedical, Inc. From 2008-2019, Ms. Griffith led government relations for sixteen states in the Eastern United States for TIAA for over a decade. Prior to that, she worked in the aerospace, high tech, education, private and public sectors, and has managed multiple high-profile political campaigns at the local, state and national level. Griffith is active in her community and has co-chaired The Baldwin School Golf Outing to raise funds for girls' athletics programs. She is a graduate of Gwynedd-Mercy College and holds a Bachelor of Arts in History. Ms. Griffith is well qualified to serve as a director due to her significant experience in government relations, policy and regulatory agencies as well as decades of experience working with companies in both the private and public sectors.

Elaine Goldwater, Director, Audit Committee Member, and Governance Committee Member

Elaine Goldwater is an executive in the Bio-Pharmaceutical Industry. She is the Senior Director of Marketing, Endocrinology at Recordati Rare Diseases. Prior to Recordati Rare Diseases she was at Merck. Elaine offers 20 plus years of experience creating and launching complex global marketing strategies in the competitive pharmaceutical industry, she offers a talent for guiding informed decision-making, leading strategic planning and strategic operations, and delivering double-digit growth and transform across high-value product portfolios. Her expertise includes deep knowledge of the product lifecycle from pre-clinical/early-stage development through launch, loss of exclusivity (LOE), line-extension, and late lifecycle products. In addition, Elaine's mastery of country and global operations is leveraged with a background in building market archetypes, shared best practices, and profitable strategy and execution models. She drives end to end commercial strategy creation and execution through a collaborative cross functional process that delivers above brand performance driving to growing net revenue and ensuring patient access.

Jolie Kahn, Chief Executive Officer

Jolie Kahn has an extensive background in corporate finance and corporate and securities law. She has been the proprietor of Jolie Kahn, Esq. since 2002 and still practices law on a limited basis, including serving as U.S. securities counsel for the Company. Ms. Kahn has also acted in various corporate finance roles, including extensive involvement of preparation of period filings and financial statements and playing an integral part in public company audits. She also works with companies and hedge funds in complex transactions involving the structuring and negotiation of multi-million-dollar debt and equity financings, mergers, and acquisitions. Ms. Kahn has practiced law in the areas of corporate finance, mergers & acquisitions, reverse mergers, and general corporate, banking, and real estate matters. She represents both public and private companies, hedge funds, and other institutional investors in their role as investors in public companies. She served as Interim CFO of GlucoTrack, Inc. from 2019 – 2023 and has served, on a part time basis, as CFO of Ocean Biomedical, Inc. since February 2024. Ms. Kahn holds a BA from Cornell University and a J.D. magna cum laude from the Benjamin N. Cardozo School of Law.

Chris Polimeni, Chief Financial Officer

Chris Polimeni has more than 30 years of extensive financial and operational expertise. Since 2020, he has served as President and CEO of Polimeni & Associates, Inc., a financial consulting firm specializing in fractional CFO services, debt and equity capital raises, SEC reporting, mergers and acquisitions, internal control evaluations, reorganizations, and technology strategic planning. Prior to that, he served as Executive Vice President, CFO/COO of Accelerate360 Holdings, LLC and its subsidiary, a360 Media, LLC (formerly American Media, LLC) for 15 years, where he played a key role in acquisitions, corporate finance, SEC reporting, and corporate management.

Mauro Pennella, Chief Marketing Officer and President, AgriFORCE ™ Brands

Mr. Pennella, who works full time for the Company, is a consumer products veteran with more than 30 years of experience in the consumer-packaged goods industry. From May 2018 until January 2021, he was Chief Growth & Sustainability Officer at McCain Foods, a Canadian multinational frozen food company. In that role, he was responsible for global marketing, sales, research and development (R&D) and sustainability. From October 2014 to April 2018, Mr. Pennella served as the President, International of Combe Incorporated, a personal care products company where he oversaw the international division, R&D and the internal advertising agency. He was also a member of the Executive Committee at Combe Incorporated, where he was responsible for the P&L - overseeing eight subsidiaries with more than 100 employees around the world. Prior to that, Mr. Pennella led the Retail and International businesses at Conagra's Lamb Weston division and developed his career at Diageo and Procter & Gamble. Mr. Pennella received a Master of Business from Audencia, a premier European business school, as well as an M.A.B.A. in Marketing and Finance from The Ohio State University Fisher College of Business.

Richard Wong, Former Chief Financial Officer

Mr. Wong, who works full time for the Company, has over 25 years of experience in both start-up and public companies in the consumer goods, agricultural goods, manufacturing, and forest industries. Prior to joining the Company in 2018, he was a partner in First Choice Capital Advisors from 2008-2016 and a partner in Lighthouse Advisors Ltd. from 2016-2018. Mr. Wong has also served as the CFO of Emerald Harvest Co., Dan-D Foods, Ltd., and was the Director of Finance and CFO of SUGOI Performance Apparel and had served positions at Canfor, Canadian Pacific & other Fortune 1000 companies. Mr. Wong is a Chartered Professional Accountant, and a member since 1999. Mr. Wong has a Diploma in Technology and Financial Management from the British Columbia Institute of Technology.

Troy McClellan, Former President AgriFORCE™ Solutions

Mr. McClellan, who worked full time for the Company, had focused on innovative design and construction technologies throughout his career. Mr. McClellan is a registered professional architect and received his Master's Degree in Architecture from Montana State University.

On January 25, 2024, Troy McClellan, President of AgriFORCE Solutions, submitted a letter of resignation to the Company. On January 25, 2024, the Company accepted his resignation and deemed it effective immediately pursuant to Section 7.3 of his employment agreement with the Company which permits waiver by the Company of Mr. McClellan's notice period (through March 31, 2024) and corresponding acceleration of the resignation date.

Corporate Governance

The business and affairs of our Company are managed under the direction of the Board of Directors.

Director Independence

We use the definition of "independence" of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of our Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ rules provide that a director cannot be considered independent if:

- the director is, or at any time during the past three years was, an employee of our Company;
- the director or a family member of the director accepted any compensation from our Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);
- a family member of the director is, or at any time during the past three years was, an executive officer of our Company;
- the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which our Company made, or from which our Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);
- the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of our Company served on the compensation committee of such other entity; or
- the director or a family member of the director is a current partner of our Company's outside auditor, or at any time during the past three years was a partner or employee of our Company's outside auditor, and who worked on our Company's audit.

Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from our Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our Company made, or from which our Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000. Under such definitions, we have six independent directors.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Board Committees

Our Board has established the following three standing committees: audit committee; compensation committee; and nominating and governance committee, or nominating committee. Our board of directors has adopted written charters for each of these committees. Copies of the charters will be available on our website. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our Audit Committee is comprised of at least three individuals, each of whom are independent directors and at least one of whom will be an "audit committee financial expert," as defined in Item 407(d)(5)(ii) of Regulation S-K. Our audit committee is currently comprised of Richard Levychin (Chair), John Meekison and Amy Griffith, who are independent, and Mr. Levychin is our financial expert.

Our Audit Committee will oversee our corporate accounting, financial reporting practices and the audits of financial statements. For this purpose, the Audit Committee will have a charter (which will be reviewed annually) and perform several functions. The Audit Committee will:

- evaluate the independence and performance of, and assess the qualifications of, our independent auditor and engage such independent auditor;
- approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services and approve in advance any non-audit service to be provided by our independent auditor;
- monitor the independence of our independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
- review the financial statements to be included in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and review with management and our independent auditor the results of the annual audit and reviews of our quarterly financial statements; and
- oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the Board of Directors.

Compensation Committee

Our Compensation Committee is comprised of at least three individuals, each of whom will be an independent director, Our Compensation committee is currently comprised of David Welch (Chair), Amy Griffith, and John Meekisn, who are independent.

The Compensation Committee will review or recommend the compensation arrangements for our management and employees and also assist our Board of Directors in reviewing and approving matters such as company benefit and insurance plans, including monitoring the performance thereof. The Compensation Committee will have a charter (which will be reviewed annually) and perform several functions.

The Compensation Committee will have the authority to directly engage, at our expense, any compensation consultants or other advisers as it deems necessary to carry out its responsibilities in determining the amount and form of employee, executive and director compensation.

Nominating and Corporate Governance Committee (the "N&CG Committee")

Our N&CG Committee is comprised of at least three individuals, each of whom will be an independent director. Currently Amy Griffith (Chair), Elaine Goldwater, and Richard Levychin are members of the committee.

The NC&G Committee is charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the Board of Directors for consideration. This committee also has the authority to oversee the hiring of potential executive positions in our Company. The NC&G Committee also has a charter, which is to be reviewed annually.

Our insider trading policy is part of our Ethics Policy which is Exhibit 14 hereto, and Exhibit 19 is subsumed in Exhibit 14 hereto.

Item 11. Executive Compensation

Name & Principal Position	Year	Salary	Bonus	Share-Based Awards[a]	Option-Based Awards	All Other Compensation	Total Compensation
Jolie Kahn	2024	312,611		25,000			337,611
Chief Executive Officer	2023						
Richard S. Wong,	2024	260,166	-	41,066		1,793	303,025
Former Chief Financial Officer	2023	264,041	-	179,004	42,148	1,793	486,986
Mauro Pennella	2024	255,512	-	54,753		1,793	312,058
Chief Marketing Officer, President AgriFORCE™ Brands	2023	259,317	-	158,105	25,544	1,793	444,759
Troy T. McClellan,	2024	56,782	-	-	-	138	56,920
Former President Design & Construction	2023	231,755	-	74,091	-	1,656	307,502
Ingo W. Mueller,	2024	-	-	-	-	-	-
Former Chief Executive Officer	2023	289,025	-	86,744	-	-	375,769

(a) Some share-based awards were issued net of income taxes. The Company repurchased shares on the issuance date to remit as income taxes to the appropriate government revenue service agencies.

Director Compensation

Under our non-employee director compensation program, each non-employee director receives an annual director fee of $65,000 paid in cash. In addition, if the director serves on a committee of our Board, the director will receive additional annual fees paid in cash as follows:

- Executive chairperson of the board of directors, $80,000;
- chairperson of the audit committee, $10,000;
- chairperson of the compensation committee, $5,000;
- chairperson of the nominating and governance committee, $5,000;
- chairperson of the M&A committee, $5,000;
- committee member of the executive committee, $35,000; and
- committee member other than the chairperson, $10,000 total;

Director fees are payable in arrears in quarterly installments not later than the fifteenth day following the final day of each calendar quarter and prorated for any portion of a quarter that a director is not serving as a non-employee director or a committee member on our Board. Directors are also reimbursed for reasonable expenses associated with attending Board and committee meetings.

In addition to director fees paid in cash, we provide equity incentive compensation to our directors in order to align their interests with those of our stockholders. Equity incentive awards for directors are granted pursuant to the terms of the 2019 Option Plan and 2024 Equity Incentive Plan. Awards for our directors have been granted in the form of RSUs rather than stock options, which is consistent with the grant type used for our executive officers. Directors do not typically receive an onboarding grant at the time of appointment, and are instead eligible to receive annual grants as determined in the discretion of the committee.

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2024 Director Compensation Table

The following table sets forth all compensation paid or awarded to our non-employee directors for service to us during 2024. The amounts set forth in the table have been calculated in accordance with the requirements of applicable SEC rules, and do not necessarily reflect the amounts that have actually been paid to, or which may be realized by, our directors.

Name	Year	Fees Earned or Paid in Cash ($)	RSU Awards ($)	All Other Compensation ($)	Total ($)
David Welch	2024	106,250	-	-	106,250
William J. Meekison	2024	75,000	-	-	75,000
Richard Levychin	2024	73,750	-	-	73,750
Amy Griffith	2024	93,750	-	-	93,750
Elaine Goldwater	2024	90,000	-	-	93,750
Margaret Honey (former director)	2024	11,516	-	-	11,516

Equity Awards Held by Directors

There were no RSUs held as of December 31, 2024 by any of our non-employee directors who was serving as of December 31, 2024. All RSUs granted to our non-employee directors are immediately vested and settled on the grant date. We have not issued stock options or any other type of equity awards to our non-employee directors.

Please refer to the section of this Proxy Statement titled "*Security Ownership of Certain Beneficial Owners and Management*" for additional information about the beneficial ownership of our securities by our executive officers and directors.

Equity Compensation Plan Information

The following table provides information with respect to options outstanding under our Plan as at December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	545	$ 3,810	173,461
Equity compensation plans not approved by security holders	-	-	-
Total	545	$ 3,810	173,461

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of April 7, 2025 by:

- each person known to us to be the beneficial owner of more than 5% of our outstanding common stock;
- each of our executive officers and directors; and
- all of our executive officers and directors as a group.

	Common shares	Options Granted vested within 60 days of April 7, 2025	Warrants	Total	Percentage beneficially owned
Directors and Officers:					
Jolie Kahn	1,266	-	-	1,266	0.1%
Richard Wong	2,343	211	-	2,554	0.1%
Mauro Pennella	4,253	135	-	4,388	0.3%
John Meekison	9	43	-	52	0.0%
David Welch	10	42	-	52	0.0%
Amy Griffith	-	37	-	37	0.0%
Richard Levychin	-	37	-	37	0.0%
Elaine Goldwater	-	-	-	-	-%
Troy McClellan (Former President Design & Construction)	-	-	-	-	-%
Margaret Honey (Former Director)	-	-	-	-	-%
Total all officers and directors (10 persons)*	7,881	505	-	8,386	0.5%
5% or Greater Beneficial Owners					
-	-	-	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related-party transactions." For purposes of our policy only, and not for purposes of required disclosure, which will be all related party transactions, even if less than $120,000, a "related-party transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related party" are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related party is any executive officer, director or a holder of more than five percent of our common shares, including any of their immediate family members and any entity owned or controlled by such persons.

At present, we have appointed f independent directors to the N&CG Committee. As a result, our Chief Financial Officer, Richard Wong, must present information regarding a proposed related-party transaction to the Nominating and Corporate Governance Committee. Under the policy, where a transaction has been identified as a related-party transaction, Mr. Wong must present information regarding the proposed related-party transaction to our Nominating and Corporate Governance Committee, once the same is established, for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-party transactions, our Nominating and Corporate Governance Committee takes into account the relevant available facts and circumstances including, but not limited to:

- whether the transaction was undertaken in the ordinary course of our business;
- whether the related party transaction was initiated by us or the related party;
- whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us from the related party transaction;
- the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party;
- the related party's interest in the related party transaction, and
- any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The Nominating and Corporate Governance Committee shall then make a recommendation to the Board, which will determine whether or not to approve of the related party transaction, and if so, upon what terms and conditions. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Except as set forth below, we have not had any related party transactions, regardless of dollar amount:

As of December 31, 2024, $600,000 (December 31, 2023 - $57,561) in total was owing to officers and directors or to companies owned by officers and directors of the Company for services and expenses. These amounts owing have been included in accounts payable and accrued liabilities.

During the year ended December 31, 2024 and 2023, the Company incurred $51,588 and $11,984 , respectively, to our U.S. general counsel firm, Enso Law against legal services, a corporation controlled by a director of the Company. As of December 31, 2024, $5,647 (December 31, 2023 - $Nil) in total was owed to Enso Law.

During the year ended December 31, 2024, the Company incurred $67,500 of legal fees to Jolie Kahn, who is also the CEO of the Company. As of December 31, 2024, $49,151 (December 31, 2023 - $Nil) in total was owed to Jolie Kahn.

Item 14. Principal Accounting Fees and Services

Aggregate fees billed to us by Marcum LLP, the Company's principal independent accountants, during the last two fiscal years were as follows:

	December 31, 2024	December 31, 2023
Audit Fees[a]	$ 242,308	$ 196,200

(a) Amounts represent the contractual fees related to the fiscal year, not the accrued fees incurred during the year.

Audit Fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports, S-1 filings, comfort letters, and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements.

During the years ended December 31, 2024 and 2023, Marcum LLP did not incur fees for any other professional services.

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PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit No.	Description
31.1	Certification of Chief Executive Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of Chief Financial Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a) of the Securities and Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.**
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIFORCE GROWING SYSTEMS, LTD.

Date: April 29, 2025	By:	*/s/ Jolie Kahn*
	Name:	Jolie Kahn
	Title:	Chief Executive Officer (Principal Executive Officer)
Date: April 29, 2025	By:	*/s/ Chris Polimeni*
	Name:	Chris Polimeni
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)